Form 10-K405, Exhibit 13
period 1996-09-30
HARRODSBURG FIRST FINANCIAL BANCORP INC
filed 1996-12-30
CIK 946738

EXHIBIT 13

--------------------------------------------------------------------------------

1996 ANNUAL REPORT

--------------------------------------------------------------------------------








                    HARRODSBURG FIRST FINANCIAL BANCORP, INC.

                    HARRODSBURG FIRST FINANCIAL BANCORP, INC.
--------------------------------------------------------------------------------


Harrodsburg First Financial Bancorp, Inc., a Delaware corporation (the "Company"), was organized by First Federal Savings Bank of Harrodsburg, formerly Harrodsburg First Federal Savings and Loan Association, ("Harrodsburg First Federal" or the "Bank") to be a savings institution holding company whose only subsidiaries are the Bank and its subsidiary. On September 29, 1995, the Bank converted from mutual to stock form as a wholly owned subsidiary of the Company. In connection with the conversion, the Company issued 2,182,125 shares of its common stock (the "Common Stock") to the public.

The Company is a unitary savings and loan holding company subject to regulation by the Office of Thrift Supervision ("OTS") of the Department of the Treasury. The primary activity of the Company is holding the stock of the Bank and operating the Bank. Accordingly, the information set forth in this report, including financial statements and related data, relates primarily to the Bank and its subsidiary.

First Federal Savings Bank of Harrodsburg was formed in 1961 as a federal mutual savings and loan association and obtained insurance of accounts and became a member of the Federal Home Loan Bank ("FHLB") of Cincinnati at that time. Upon its conversion to stock form in September 1995, the Bank adopted its present name. The Bank operates through one full service office in Harrodsburg, Kentucky, and another full service branch office in Lawrenceburg, Kentucky.

The executive offices of the Company and the Bank are located at 104 South Chiles Street, Harrodsburg, Kentucky 40330, and its telephone number is (606) 734-5452.

                         MARKET AND DIVIDEND INFORMATION
--------------------------------------------------------------------------------
Market for the Common Stock

Since October 4, 1995, the Common Stock of the Company has been listed for trading under the symbol "HFFB" on the National Association of Securities Dealers, Inc. Automated Quotation ("Nasdaq") National Market. As of December 6, 1996, there were 2,047,933 shares of the Common Stock issued and outstanding, held by approximately 1,274 stockholders of record, including beneficial owners in nominee or street name.

Dividends

On March 18, 1996, the Board of Directors of the Company established a policy whereby the Company will pay a semi-annual cash dividend of $.20 per share payable as of the 15th day of each April and October or the first business day thereafter if such day is not a business day, to stockholders of record as of the last business day of the month following the end of the such semi-annual period. On September 16, 1996, the Board of Directors declared a one time special dividend of $.15 per share payable on October 16, 1996, to stockholders of record as of October 1, 1996. The Board of Directors of the Company periodically reviews its dividend policy. Any change in the Company's dividend policy, as determined by the Board of Directors, will depend on the Company's debt and equity structure, earnings, regulatory capital requirements, and other factors, including economic conditions, regulatory restrictions, and tax considerations. See Note 7 of Notes to Consolidated Financial Statements for restrictions on the payment of cash dividends. For further information on stock prices and dividends, see Stock Prices and Dividends (page 3).

                                TABLE OF CONTENTS
--------------------------------------------------------------------------------

Harrodsburg First Financial Bancorp, Inc................................................Inside Front Cover
Market and Dividend Information.........................................................Inside Front Cover
Letter to Stockholders...................................................................................1
Selected Financial and Other Data........................................................................2
Management's Discussion and Analysis of Financial Condition and Results of Operations....................4
Financial Statements....................................................................................16
Corporate Information...........................................................................Back Cover

                             LETTER TO STOCKHOLDERS
--------------------------------------------------------------------------------



To Our Stockholders

It is with great pleasure that we present the second annual report for Harrodsburg First Financial Bancorp, Inc., for the fiscal year ended September 30, 1996. It has been an extremely busy and exciting year as your Company and its subsidiary adjusted to life as a public company.

We are proud of the fact that of the seventy-five companies that converted from mutual to the stock form of ownership from June 30, 1995 through September 30, 1996, the stock of Harrodsburg First Financial has led the country in appreciation of price from its initial price of $10 per share.

The completion of the initial public offering in September 1995 paved the way for a record earnings performance in the current fiscal year. Net earnings for fiscal 1996 totaled $1,090,167 or $.55 per share, representing an increase of 22.3% over our fiscal 1995 earnings of $891,025. The net income for the fiscal 1996 earnings reflect a charge of $353,802, net of the federal income tax benefit, for a special assessment by the Savings Association Insurance Fund. The legislation that implemented this special assessment was signed into law by President Clinton on September 30, 1996, and should put behind us, once and for all, the federal deposit insurance premium disparity between banks and savings institutions and the savings and loan debacle of the 1980s. This one time charge will reduce future federal deposit insurance premium expense and will result in improved earnings in years to come.

In late September 1996, the installation of ATMs at both offices was completed, and the customer response to this service has been very positive.

After the completion of six months as a public company, the Board of Directors approved a stock repurchase program of up to 5% or 109,106 shares of the Company's stock. The authorization for this program expired September 29, 1996, with the Company being able to repurchase 49,392 shares. A second repurchase program of 5% of the outstanding shares has been instituted. The repurchased shares will become treasury shares and will be used for general corporate purposes. The Board believes that the repurchases will improve liquidity in the market for the common stock and is expected to increase the Company's earnings per share and book value per share.

We wish to thank you, our stockholders, for your support in our first year as a public company. We encourage you to expand you banking relationships with us as we pursue the ultimate goal of building long term value for your investment.

Sincerely,


/s/Jack Hood
Jack Hood
President and Chief Executive Officer

                        SELECTED FINANCIAL AND OTHER DATA
--------------------------------------------------------------------------------


Financial Condition Data

                                                               At September 30,
                                        1996         1995        1994         1993        1992
                                      ---------   ---------    ---------   ---------    ------
                                                               (Dollars in Thousands)
Total Amount of:
   Assets.........................    $ 108,953   $ 107,234    $  91,465   $  89,744    $  90,335
   Loans receivable, net..........       77,502      75,434       72,640      72,172       71,996
   Investments (1)................       14,884       8,580        7,266       1,244        1,219
   Cash and cash equivalents......       15,065      21,990       10,350      15,255       15,435
   Deposits.......................       76,946      75,893       82,091      81,455       83,006
   Stockholders' equity...........       30,222      30,185        9,043       8,018        7,076
----------------------------------------------------------------------------------------------

Number of:
   Real estate loans outstanding..        1,710       1,745        1,764       1,849        1,922
   Deposit accounts...............        9,524      10,559        9,930       9,908       10,347
   Full service offices...........            2           2            2           2            2

----------------------------
(1) Includes FHLB stock, and term deposits with the FHLB.

Operating Data

                                                    For the year ended September 30,
                                        1996         1995        1994         1993        1992
                                      ---------   ---------    ---------   ---------    ------
                                                         (Dollars in Thousands)

Interest income...................    $   7,712   $   6,612    $   6,210   $   6,433    $   7,209
Interest expense..................        3,901       3,807        3,277       3,745        4,985
                                      ---------   ---------    ---------   ---------    ---------
   Net interest income............        3,811       2,805        2,933       2,688        2,224
Provision for loan losses.........            8          92           60          60           45
                                      ---------   ---------    ---------   ---------    ---------
   Net interest income after
    provision for loan losses.....        3,803       2,713        2,873       2,628        2,179
Non-interest income...............          101          81           86         102          104
Non-interest expense..............        2,225       1,444        1,357       1,303        1,206
                                      ---------   ---------    ---------   ---------    ---------
Income before income tax expense
   and cumulative effect of change
   in accounting principle........        1,679       1,350        1,602       1,427        1,077
Income tax expense................          589         459          558         485          371
                                      ---------   ---------    ---------   ---------    ---------
   Income before cumulative effect
    of change in accounting principle     1,090       891          1,044         942          706
Cumulative effect of change in
   accounting principle (1).......                                    19
                                      ---------   ---------    ---------   ---------    ---------
Net income........................    $   1,090   $     891    $   1,025   $     942    $     706
                                      =========   =========    =========   =========    =========

--------------------------------------------
(1) Reflects adoption of Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes."

Key Operating Ratios

                                                    At or for the year ended September 30,
                                      -------------------------------------------------------------
                                           1996         1995        1994        1993         1992
                                        ---------   ---------    ---------   ---------    ---------
Performance Ratios:
Return on average assets (net income
   divided by average total assets)        1.00%        .95%        1.12%       1.04%         .79%

Return on average equity (net income
   divided by average equity).....         3.56        7.84        12.01       12.48        10.44

Average interest-earning assets to
   average interest-bearing liabilities  125.55      113.08       109.11      107.43       106.12

Net interest rate spread..........         2.14        2.50         2.92        2.71         2.20

Net yield on average interest-
   earning assets.................         3.57        3.04         3.26        3.03         2.55

Dividend payout...................         72.7

Capital Ratios:
Average equity to average assets
   (average equity divided by
   average total assets)..........        28.18       12.11         9.32        8.34         7.56

Equity to assets at period end....        27.74       28.15         9.89        8.93         7.83

Asset Quality Ratios:
Net interest income after provision for
   loan losses to total other expenses   170.92      187.88       211.56      201.69       180.68
Non-performing loans to total loans        1.12         .88         1.86        1.33         2.03
Non-performing loans to total assets        .79         .62         1.48        1.07         1.62

Stock Prices and Dividends

The following table sets forth the range of high and low sales prices for the common stock as well as dividends declared in each quarter for 1996. The information is not shown for 1995 because the Company's stock was issued to the public initially on September 29, 1995. Such over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down, or commission and may not necessarily represent actual transactions.

Quarterly Stock Information
                                                  Fiscal 1996
                                         ------------------------------
                                         Stock Price Range
                                         -----------------    Per Share
Quarter                                  Low         High      Dividend
-----------------------------------------------------------------------
1st                                   $   12.00   $   15.75    $
2nd                                       13.25       14.63         0.20
3rd                                       13.00       15.75
4th                                       15.25       18.25         0.20
------------------------------------------------------------------------
Total                                                          $    0.40
                                                               =========

                           MANAGEMENT'S DISCUSSION AND
            ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

General

Harrodsburg First Financial Bancorp, Inc. ("Company") became publicly held on September 29, 1995, when its wholly-owned subsidiary completed a conversion from a federal mutual savings and loan association to a federal stock savings bank, First Federal Savings Bank of Harrodsburg ("Bank"). The purpose of the discussion that follows is to provide insight into the consolidated financial condition and results of operations of Harrodsburg First Financial Bancorp, Inc. and its subsidiary, First Federal Savings Bank of Harrodsburg.

The primary business of the Company is the operation of the Bank. The assets of the Company consist of a portion of the net cash proceeds from the initial public offering, all of the Bank's outstanding capital stock, and a note receivable from the Company's Employee Stock Ownership Plan ("ESOP"). Therefore, this discussion relates primarily to the Bank.

Historically, the Bank has functioned as a financial intermediary, attracting deposits from the general public and using such deposits, to make mortgage loans and, to a lesser extent consumer loans and to purchase investment securities. As such, its net earnings are dependent primarily on its net interest income, which is the difference between interest income earned on its interest-earning assets and interest paid on interest-bearing liabilities. Net interest income is determined by (i) the difference between yields earned on interest-earning assets and rates paid on interest-bearing liabilities (interest rate spread) and
(ii) the relative amounts of interest-earning assets and interest-bearing liabilities. The Bank's interest rate spread is affected by regulatory, economic, and competitive factors that influence interest rates, loan demand, and deposit flows. To a lesser extent, the Bank's net earnings are also affected by the level of non-interest income, which primarily consists of service charges and other fees. In addition, net earnings are affected by the level of non-interest (general and administrative) expenses.

The operations of the Bank and the entire thrift industry are significantly affected by prevailing economic conditions, competition, and the monetary and fiscal policies of the federal government and governmental agencies. Lending activities are influenced by the demand for and supply of housing, competition among lenders, the level of interest rates, and the availability of funds. Deposit flows and costs of funds are influenced by prevailing market rates of interest, competing investments, account maturities, and the levels of personal income and savings in the Bank's market area.

The Bank's interest-earning assets have been historically concentrated in real estate-collateralized instruments, principally single-family residential loans, and to a lesser extent, loans secured by multi-family residential and commercial properties, construction loans, home equity lines of credit, second mortgages on single-family residences and consumer loans, both secured and unsecured, including loans secured by savings accounts. The Bank also invests in securities, primarily U.S. Government Treasury and Agency securities, and in interest-earning deposits, primarily with the FHLB of Cincinnati. Its source of funding for these investments has principally been deposits placed with the Bank by consumers in the market areas it serves.

Asset/Liability Management

Net interest income, the primary component of the Bank's net earnings, is derived from the difference or "spread" between the yield on interest-earning assets and the cost of the interest-bearing liabilities. The Bank has sought to reduce its exposure to changes in interest rates by matching more closely the effective maturities or repricing characteristics of its interest-earning assets and interest-bearing liabilities. The matching of the Bank's assets and liabilities may be analyzed by examining the extent to which its assets and liabilities are interest rate sensitive and by monitoring the expected effects of interest rate changes on an institution's net interest income and net portfolio value.

An asset or liability is interest rate sensitive within a specific time period if it will mature or reprice within that time period. If the Bank's assets mature or reprice more quickly or to a greater extent than its liabilities, the Bank's net portfolio value and net interest income would tend to increase during periods of rising interest rates but decrease during periods of falling interest rates. If the Bank's assets mature or reprice more slowly or to a lesser extent than its liabilities, as is the case with most savings institutions, the Bank's net portfolio value and net interest income would tend to decrease during periods of rising interest rates but increase during periods of falling interest rates. The Bank's policy has been to mitigate the interest rate risk inherent in the historical savings institution business of originating long-term loans funded by short-term deposits by pursuing certain strategies designed to decrease the vulnerability of its earnings to material and prolonged changes in interest rates.

Management's principal strategy in managing the Bank's interest rate risk has been to maintain short and intermediate-term assets in the portfolio, including locally originated adjustable rate mortgage loans. The Bank does not actively offer long-term fixed rate loans. All fixed rate loans that are offered are secured by one to four-family owner-occupied dwellings for terms of no more than 20 years. Likewise, the interest rate charged on the Bank's adjustable rate loans typically reprice after one, three, or five years with maximum periodic interest rate adjustment limits ("caps"). At September 30, 1996, the Bank had no adjustable rate loans that reprice after five years from that date. In managing its investment portfolio, the Bank seeks to purchase investments that mature on a basis that approximates the estimated maturities of the Bank's liabilities.

Management has attempted to lengthen the average maturity of its liabilities by adopting a tiered pricing program for its certificates of deposit. The Bank offers higher rates of interest on its longer term certificates in order to encourage depositors to invest in certificates with longer maturities.

Interest Rate Sensitivity Analysis

The Bank's future financial performance depends to a large extent on how successful it is in limiting the sensitivity of earnings and net asset value to changes in interest rates. Such sensitivity may be analyzed by examining the amount by which the market value of the Bank's portfolio equity changes given an immediate and sustained change in interest rates. Based on the latest information available, the Bank's market value of portfolio equity at September 30, 1996 would decrease by $1.0 million or 3.0% given a 200 basis point immediate and sustained increase in interest rates.

Average Balances, Interest, and Average Yields

Net interest income is affected by (i) the difference ("interest rate spread") between rates of interest earned on interest-earning assets and rates of interest paid on interest-bearing liabilities and (ii) the relative amounts of interest-earning assets and interest-bearing liabilities. When interest-earning assets approximate or exceed interest-bearing liabilities, any positive interest rate spread will generate net interest income. Savings institutions have traditionally used interest rate spreads as a measure of net interest income. Another indication of an institution's net interest income is its "net yield on interest-earning assets" which is net interest income divided by average interest-earning assets. The following table sets forth certain information relating to the Bank's average interest-earning assets and interest-bearing liabilities and reflects the average yield on assets and average cost of liabilities for the periods indicated. Such yields and costs are derived by dividing income or expense by the average monthly balance of assets or liabilities, respectively, for the periods presented. During the periods indicated, nonaccruing loans are included in the net loan category. Average balances are derived from month-end average balances. Management does not believe that the use of month-end average balances instead of average daily balances has caused any material difference in the information presented.

                                                                     Year Ended September 30,
                                   -------------------------------------------------------------------------------------------------
                                                 1996                            1995                            1994
                                   -------------------------------  ------------------------------  --------------------------------
                                      Average            Average     Average               Average  Average                Average
                                      Balance Interest   Yield/Cost Balance    Interest  Yield/Cost Balance    Interest   Yield/Cost
                                      ------- --------   ---------- -------    --------  ---------- -------    --------   ----------
                                                                              (Dollars in Thousands)

Interest-earning assets:
   Loans receivable.............   $  74,797  $   5,970     7.98%   $  74,013 $   5,634     7.61%   $  71,745  $   5,528     7.71%
   Investment securities (1)....      32,043      1,742     5.44       18,191       978     5.38       18,322        682     3.72
                                   ---------  ---------     ----    --------- ---------     ----    ---------  ---------     ----
     Total interest-
       earning assets...........     106,840      7,712     7.22       92,204     6,612     7.17       90,067      6,210     6.89
                                              ---------                       ---------     ----               ---------

Non-interest earning assets.....       1,871                            1,673                           1,586
                                   ---------                        ---------                       ---------
   Total assets.................   $ 108,711                        $  93,877                       $  91,653
                                   =========                        =========                       =========

Interest-bearing liabilities:
   Deposits.....................   $  76,779      3,901     5.08    $  81,539     3,807     4.67    $  82,545      3,277     3.97
                                   ---------  ---------     ----    --------- ---------     ----    ---------  ---------     ----
   Total interest-bearing
     liabilities................      76,779      3,901     5.08       81,539     3,807     4.67       82,545      3,277     3.97
                                              ---------     ----              ---------     ----               ---------

Non-interest bearing
  liabilities...................       1,296                              966                             570
                                   ---------                        ---------                       ---------
   Total liabilities............      78,075                           82,505                          83,115
Stockholders' equity............      30,636                           11,372                           8,538
                                   ---------                        ---------                       ---------
   Total liabilities &
     stockholders' equity.......   $ 108,711                        $  93,877                       $  91,653
                                   =========                        =========                       =========
Net interest income.............              $   3,811                       $   2,805                        $   2,933
                                              =========                       =========                        =========
Interest rate spread (2)........                            2.14%                           2.50%                            2.92%
                                                            =====                           ====                             ====
Net yield on interest-earning
  assets (3)....................                            3.57%                           3.04%                            3.26%
                                                            =====                           ====                             ====
Ratio of average interest-
  earning assets to average
  interest- bearing liabilities.                          125.55%                         113.08%                          109.11%
                                                          =======                         ======                           ======

--------------------------------
(1)  Includes interest-earning overnight deposits and term deposits with FHLB.
(2) Interest-rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(3) Net yield on interest-earning assets represents net interest income as a percentage of average interest-earning assets.

The net  interest  margin is a key  measure in  determining  the  Bank's  income performance. The Bank's net interest margin was 3.57% for the year ended September 30, 1996 compared to 3.04% for the same period in 1995. The 1996 increase was due to an increase of net interest income of approximately $1.0 million or 35.8%. Interest income for the year ended September 30, 1996 increased approximately $1.1 million or 16.6% compared to the same period in 1995. During these same periods, interest expense increased approximately $94,000 or 2.5%.

The increase in net interest income of $1.0 million between 1996 and 1995 was due primarily to the increase in the volume of average net interest-earning assets of approximately $14.6 million in 1996 compared to 1995.

The Bank's net interest margin was 3.04% for the year ended September 30, 1995 compared to 3.26% for the same period in 1994. The 1995 decrease was due to a decrease of net interest income of approximately $128,000 or 4.6%. Interest income for the year ended September 30, 1995 increased approximately $402,000 or 6.5% compared to the same period in 1994. During these same periods, interest expense increased approximately $530,000 or 16.2%.

The decrease in net interest income of $128,000 between 1995 and 1994 was due to the average interest rates paid on deposits increasing at a greater rate than the average interest yield on interest-earning assets, which was offset to some extent by the increase in the volume of average net interest-earning assets of approximately $2.1 million in 1995 compared to 1994.

Rate/Volume Analysis

The following table below sets forth certain information regarding changes in interest income and interest expense of the Bank for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (changes in average volume multiplied by old rate); (ii) changes in rates (changes in rate multiplied by old average volume); (iii) changes in rate-volume (changes in rate multiplied by the change in average volume). Average balances are derived from month-end balances. Management does not believe that the use of month-end balances instead of average daily balances has caused any material difference in the information presented.

                                                                    Year Ended September 30,
                                      -------------------------------------------------------------------------------------------
                                                        1996 vs 1995                               1995 vs 1994
                                      -----------------------------------------       -------------------------------------------
                                                        Increase (Decrease)                        Increase (Decrease)
                                                        Due to                                        Due to
                                                              Rate/                                             Rate/
                                      Volume    Rate         Volume       Net           Volume      Rate       Volume        Net
                                      ------ -----------   ---------    -------       ---------    -------    ---------   ------
                                                                               (In Thousands)
Interest-earning assets:
  Loans receivable                    $    60   $    274   $       3    $   337       $     175    $   (68)   $      (2)  $   105
  Investment securities (1)               744         11           8        763              (5)       304           (2)      297
                                      -------   --------   ---------    ----------    ---------    -------    ---------   -------
    Total                             $   804   $    285   $      11    $ 1,100       $     170    $   236    $      (4)  $   402
                                      =======   ========   =========    =======       =========    =======    =========   =======

Interest expense:
  Deposits                            $  (222)  $    336   $     (20)   $    94       $     (40)   $   577    $      (7)  $   530
                                      -------   --------   ---------    -------       ---------    -------    ---------   -------
    Total                             $  (222)  $    336   $     (20)   $    94       $     (40)   $   577    $      (7)  $   530
                                      =======   ========   =========    =======       =========    =======    =========   =======

Net change in interest income         $ 1,026   $    (51)  $      31    $ 1,006       $     210    $  (341)   $       3   $  (128)
                                      =======   ========   =========    =======       =========    =======    =========   =======

--------------------------------------------
(1) Includes interest-earning overnight deposits and term deposits with FHLB of Cincinnati.

COMPARISON OF THE RESULTS OF OPERATIONS FOR THE YEARS
ENDED SEPTEMBER 30, 1996 AND 1995

Net Income

Income before the cumulative effect of a change in accounting principle increased by $199,000 or 22.3% to $1,090,000 for the year ended September 30, 1996 as compared to $891,000 for the same period in 1995. The net increase was due to an increase of $1,006,000 in net interest income, an increase of $20,000 in non-interest income plus a decrease in the provision for loan losses of approximately $84,000 offset by an increase of $781,000 in non-interest expense and an increase of $130,000 in income tax expense.

Interest Income

Interest income was $7.7 million, or 7.22% of average interest-earning assets, for the year ended September 30, 1996 as compared to $6.6 million, or 7.17% of average interest-earning assets, for the year ended September 30, 1995. Interest income increased by $1.1 million or 16.6% from 1995 to 1996. The change was primarily due to a $14.6 million increase in the average balance of interest-earning assets during the year ended September 30, 1996 compared to the year ended September 30, 1995.

Interest Expense

Interest expense was $3.9 million, or 5.08% of average interest-bearing liabilities, for the year ended September 30, 1996 as compared to $3.8 million, or 4.67% of average interest-bearing liabilities, for the corresponding period in 1995. The increase in interest expense of $94,000 was primarily the result of an increase in the average rates paid on deposits offset by a decrease of $4.8 million in the average balance of interest bearing deposits for the year ended September 30, 1996 compared to the same period in 1995.

Provision for Loan Losses

The provision for loan losses was approximately $8,000 and $92,000 for the years ended September 30, 1996 and 1995, respectively. Management considers many factors in determining the necessary levels of the allowance for loan losses, including an analysis of specific loans in the portfolio, estimated value of the underlying collateral, assessment of general trends in the real estate market, delinquency trends, prospective economic and regulatory conditions, inherent loss in the loan portfolio, and the relationship of the allowance for loan losses to outstanding loans. At September 30, 1996 the allowance for loan losses represented .37% of total loans compared to .39% at September 30, 1995.

Non-Interest Income

Non-interest income amounted to $101,000 and $81,000 for the years ended September 30, 1996 and 1995, respectively. The largest item in non-interest income is service fees on loan and deposit accounts, which amounted to $77,000 and $59,000 for 1996 and 1995, respectively. The increase in non-interest income of $20,000 was primarily due to the increase in income from late fees on delinquent loans and service fee income on NOW accounts.

Non-Interest Expense

Non-interest expense increased approximately $781,000 or 54.2% to $2.2 million for the year ended September 30, 1996 compared to $1.4 million for the same period in 1995. Non-interest expense was 2.0% and 1.5% of average assets for the years ended September 30, 1996 and 1995, respectively. The increase of $781,000 was primarily due to an increase of $560,000 in federal insurance premiums, an increase of $89,000 in compensation and benefits, and an increase of $129,000 in other operating expenses. The increase of $560,000 in federal insurance premiums was primarily due to a one-time special assessment of $536,000, pursuant to legislation signed by the President on September 30, 1996 to recapitalize the Savings Association Insurance Fund (SAIF). The increase in compensation and benefits resulted from compensation expense related to the ESOP of $169,000 in 1996, which was not incurred in 1995, offset in part by a $30,000 contribution to the defined benefit pension plan in 1995 that was not incurred in 1996, plus a decrease in salaries and bonuses of $45,000 in 1996 as compared to 1995. The decrease in salaries and bonuses in 1996 was due to a bonus of $81,000 paid in 1995 that was not paid in 1996. The increase of $129,000 in other operating expense was primarily due to increased legal and accounting fees, plus taxes and other regulatory filing fees associated with being a public company.

Income Tax Expense

The provision for income tax expense amounted to approximately $589,000 and $459,000 for the years ended September 30, 1996 and 1995, respectively. The provision for income tax expense as a percentage of income before income tax expense and cumulative effect of the change in accounting principle amounted to 35.1% and 34.0% for 1996 and 1995, respectively.


COMPARISON OF THE RESULTS OF OPERATIONS FOR THE YEARS ENDED
SEPTEMBER 30, 1995 AND 1994

Net Income

Net income decreased by $134,000 or 13.0% to $891,000 for the year ended September 30, 1995 as compared to $1,025,000 for the same period in 1994. Income before the cumulative effect of the change in accounting principle decreased by $153,000 or 14.6% to $891,000 in 1995 compared to $1,044,000 in 1994. The net decrease of $153,000 was due to a decrease of $129,000 in net interest income, a decrease of approximately $5,000 in non-interest income, plus increases of approximately $32,000 in the provision for loan losses and $86,000 in non-interest expense offset by approximately a $99,000 decrease in income tax expense for 1995 compared to 1994.

Interest Income

Interest income was $6.6 million, or 7.17% of average interest-earning assets for the year ended September 30, 1995 as compared to $6.2 million, or 6.89% of average interest-earning assets, for the year ended September 30, 1994. Interest income increased by $402,000 or 6.5% from 1994 to 1995. The change was due to a 28 basis point increase in the average rate earned on the average interest-earning assets plus a $2.1 million increase in the average balance of interest-earning assets during the year ended September 30, 1995 compared to the year ended September 30, 1994.

Interest Expense

Interest expense was $3.8 million, or 4.67% of average interest-bearing deposits, for the year ended September 30, 1995 as compared to $3.3 million, or 3.97% of average interest-bearing deposits, for the corresponding period in 1994. Interest expense increased by $530,000 or 16.2% from 1994 to 1995. The change was due primarily to a 70 basis point increase in the average rate paid on the deposits during the year ended September 30, 1995 compared to the corresponding period in 1994.

Provision for Loan Losses

The provision for loan losses was $92,000 and $60,000 for the years ended September 30, 1995 and 1994. Management considers many factors in determining the necessary levels of the allowance for loan losses, including an analysis of specific loans in the portfolio, estimated value of the underlying collateral, assessment of general trends in the real estate market, delinquency trends, prospective economic and regulatory conditions, inherent loss in the loan portfolio, and the relationship of the allowance for loan losses to outstanding loans. At September 30, 1995 the allowance for loan losses represented .39% of total loans compared to .34% at September 30, 1994. The provisions were necessary to raise the allowance for loan losses to a level consistent with management's analysis of the loan portfolio.

Non-Interest Income

Non-interest  income  amounted  to  $81,000  and  $86,000  for the  years  ended
September 30, 1995 and 1994, respectively. The largest items in non-interest income are service fees on loan and deposit accounts, which amounted to $59,000 and $63,000 for 1995 and 1994, respectively. The decline in non-interest income of $5,000 was primarily due to the decrease in income from late fees on delinquent loans.

Non-Interest Expense

Non-interest expense increased approximately $86,000 or 6.3% to $1,444,000 at September 30, 1995 compared to $1,358,000 at September 30, 1994. Non-interest expense was 1.5% of average assets for both 1995 and 1994. The increase of $86,000 was due primarily to an increase in compensation and benefits of $70,000 plus an increase of $10,000 in occupancy expenses. The increase of $70,000 in compensation and benefits was due to normal increases in salary and benefits of $41,000 offset by a $26,000 decline in the contribution to the multi-employer pension plan, plus in fiscal year 1994, the Bank recognized a gain of $55,000 upon termination of their defined benefit pension plan (see Note 8 of Notes to Consolidated Financial Statements). The increase of $10,000 in occupancy expenses was due to increased depreciation charges and maintenance expense. For a possible one-time expense to the Bank to recapitalized the Savings Association Insurance Funds, see "SAIF Premium Disparity Possible Assessment."

Income Taxes

The provision for income tax expense amounted to approximately $459,000 and $558,000 for the years ended September 30, 1995 and 1994, respectively. The provision for income tax expense as a percentage of income before income tax expenses and cumulative effect of the change in accounting principle amounted to 34.0% and 34.8% for 1995 and 1994, respectively.


COMPARISON OF FINANCIAL CONDITION AT SEPTEMBER 30, 1996 and 1995

The Company's consolidated assets increased $1.8 million or 1.6% to $109.0 million at September 30, 1996 compared to $107.2 million at September 30, 1995. Securities available-for-sale increased $549,000, securities held-to-maturity increased $8.7 million, loans increased $2.1 million, cash and cash equivalents plus certificates of deposit decreased $9.9 million and other non-interest earning assets increased by $270,000.

Securities classified as available-for-sale are carried at market value in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Securities available-for-sale increased $549,000 due to the increase in fair value of such securities. Securities held-to-maturity increased $8.7 million due to the purchase of debt securities of U.S. Government agencies totaling $9.2 million offset by the call of a $500,000 FHLB bond.

Liabilities of the Company increased $1.7 million or 2.2% to $78.7 million at September 30, 1996 compared to $77.0 million at September 30, 1995. The increase in liabilities was primarily due to the increase in deposits of $1.1 million, reflecting management's aggressive strategy in attracting depositors within the local market area.

Stockholder's equity was $30.2 million at September 30, 1996 and increased approximately $37,000 over the balance at September 30, 1995. The increase was due to net income of $1.1 million, an increase of $362,000 in the net unrealized appreciation on securities available-for-sale, and an increase of $169,000 due to ESOP shares earned, offset by the purchase of common stock totaling $789,000 pursuant to a repurchase agreement approved by the Board of Directors of the Company on March 18, 1996, plus the payment of dividends totaling $795,000.

The OTS imposes regulations which provide that the savings institutions must maintain certain levels of capital. Specifically, the regulations provide that savings institutions must maintain tangible capital equal to 1.5% of adjusted total assets, core capital equal to 3% of adjusted total assets and a combination of core and supplementary capital equal to 8% of risk weighted assets.

The following summarizes the Bank's capital requirements and position at September 30, 1996 and 1995:

                                                        1996                    1995
                                             -----------------------      -----------------------
                                                              (Dollars in Thousands)
                                               Amount        Percent         Amount      Percent

Tangible capital........................     $    21,754        20.2       $  20,531         19.1
Tangible capital requirement............           1,618         1.5           2,134          1.5
                                             -----------   ---------       ---------    ---------
Excess..................................     $    20,136        18.7       $  18,397         17.6
                                             ===========   =========       =========    =========
Core capital............................     $    21,754        20.2       $  20,531         19.1
Core capital requirement................           3,235         3.0           4,268          3.0
                                             -----------   ---------       ---------    ---------
Excess..................................     $    18,519        17.2       $  16,263         16.1
                                             ===========   =========       =========    =========
Tangible capital .......................     $    21,754                   $  20,531
General valuation allowance.............             290                         290
                                             -----------                   ---------
Total capital (core and supplemental)...          22,044        40.7          20,821         30.4
Risk-based capital requirement..........           4,334         8.0           5,469          8.0
                                             -----------   ---------       ---------    ---------

Excess..................................     $    17,710        32.7       $  15,352         22.4
                                             ===========   =========       =========    =========

Liquidity

The liquidity of the Company depends primarily on the dividends paid to it as the sole shareholder of the Bank. At September 30, 1996, the Bank could pay on its common stock dividends of approximately $11.5 million.

The Bank's primary sources of funds are deposits and proceeds from principal and interest payments of loans. Additional sources of liquidity are advances from the FHLB of Cincinnati and other borrowings. At September 30, 1996, the Bank had no outstanding borrowings. The Bank has utilized and may in the future, utilize FHLB of Cincinnati borrowings during periods when management of the Bank believes that such borrowings provide a lower cost source of funds than deposit accounts and the Bank desires liquidity in order to help expand its lending operations.

The Company's operating activities produced positive cash flows for the fiscal years ended September 30, 1996, 1995, and 1994.

The Bank's most liquid assets are cash and cash-equivalents, which include investments in highly liquid, short-term investments. At September 30, 1996 and 1995, cash and cash equivalents totaled $15.1 million and $22.0 million, respectively.

At September 30, 1996, the Bank had $39.7 million in certificates of deposits due within one year and $17.2 million due between one and three years. Management believes, based on past experience, that the Bank will retain much of the deposits or replace them with new deposits. At September 30, 1996, the Bank had $900,000 in outstanding commitments to originate mortgages. The Bank intends to fund these commitments with short-term investments and proceeds from loan repayments.

OTS regulations require that the Bank maintain specified levels of liquidity. Liquidity is measured as a ratio of cash and certain investments to withdrawable savings. The minimum level of liquidity required by regulation is presently 5.0%. The Bank's liquidity ratio at September 30, 1996, 1995, and 1994 was 34.26%, 36.10%, and 15.43%, respectively.

Impact of Inflation and Changing Prices

The consolidated financial statements and notes thereto presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Unlike most industrial companies, nearly all the assets and liabilities of the Company are monetary in nature. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation.
Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

Other Developments - BIF-SAIF Premium Disparity; Deposit Insurance Assessment; Bad Debt Reserve Recapture

The Bank's savings deposits are insured by the Savings Associations Insurance Fund ("SAIF"), which is administered by the Federal Deposit Insurance
Corporation ("FDIC"). The assessment rate currently ranges from 0.23% of deposits for well capitalized institutions to 0.31% of deposits for undercapitalized institutions.

The FDIC also administers the Bank Insurance Fund ("BIF"), which has the same designated reserve ratio as the SAIF. On August 8, 1995, the FDIC adopted an amendment to the BIF risk-based assessment schedule which lowered the deposit insurance assessment rate for most commercial banks and other depository institutions with deposits insured by the BIF to a range of 0.31% of insured deposits for undercapitalized BIF-insured institutions to 0.04% of deposits for well-capitalized institutions, which constitute over 90% of BIF-insured institutions. The FDIC amendment became effective September 30, 1995. On November 14, 1995, the BIF assessment rate schedule was further revised to a statutory minimum of $2,000 annually for well capitalized institutions to 0.27% for deposits for undercapitalized institutions. These revisions to the BIF assessment rate schedule created a substantial disparity in the deposit insurance premiums paid by BIF and SAIF members and placed SAIF-insured savings institutions such as the Bank at a significant competitive disadvantage to BIF-insured institutions.

On September 30, 1996, the President signed legislation which among other things, recapitalized the Savings Associations Insurance Fund through a special assessment on most savings financial institutions, such as the Bank. The special assessment amounted to 65.7 basis points applied to the Bank's insured deposits as of March 31, 1995, and amounted to $536,000. The expense was recognized in the consolidated financial statements for the year ended statements for the year ended September 30, 1996, and the after tax impact was to reduce net income by $354,000 or $0.18 per share of common stock. As a result of this special assessment, the insurance assessment rate on the Bank's deposits will be reduced beginning January 1, 1997.

In addition, the legislation repealed the bad debt deduction under the percentage of taxable income method of the Internal Revenue Code for savings banks. Savings banks, like the Bank, which have previously used the percentage of taxable income method in computing its bad debt deduction for tax purposes will be required to recapture into taxable income post-1987 reserves over a six-year period beginning with the 1996 taxable year (fiscal year 1997 for the Bank). The start of such recapture may be delayed until the 1998 taxable year if the dollar amount of the institution's residential loan originations in each year is not less than the average dollar amount of residential loans originated in each of the nine most recent years disregarding the years with the highest and lowest originations during such period. For purposes of this test, residential loan originations would not include refinancing and home equity loans. The impact of this legislation will not have a material impact on the financial statements of the Company.

Impact of Recent Accounting Pronouncements

Disclosures of Fair Value of Financial Instruments. In December 1991, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 107, "Disclosures about Fair Value of Financial Instruments." SFAS No. 107 requires the Company to disclose the fair value of its financial instruments, which will include the majority of its balance sheet accounts in addition to selected off-balance sheet items. SFAS No. 107 became effective for the Company in fiscal 1996 because the Company has less than $150 million in total assets. Earlier adoption was required for entities with assets in excess of $150 million. SFAS No. 107 focuses only on disclosure of fair values in the financial statements, and therefore, has no effect on consolidated financial position and results of operations.

Accounting for Impaired Loans. In September 1993, the FASB issued SFAS No. 114, "Accounting by Creditors for Impairment of a Loan." SFAS No. 114 specifies that allowances for loan losses on impaired loans should be determined using the present value of estimated future cash flows of the loan, discounted at the loans' effective interest rate. A loan is impaired when it is probable that all principal and interest amounts will not be collected according to the loan contract. SFAS No. 114 is effective for fiscal years beginning after December 15, 1994, which for the Company is the 1996 fiscal year. Management adopted SFAS No. 114 on October 1, 1995, without material impact on consolidated financial position or results of operations. In October 1994, the FASB amended certain of the revenue recognition provisions of SFAS No. 114 by the issuance of SFAS No.
118. Such revisions similarly had no material effect on the consolidated financial condition or results of operations of the Company.

Derivative Financial Statements. In October 1994, the FASB issued SFAS No. 119, "Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments." SFAS No. 119 requires financial statement disclosure of certain derivative financial instruments, defined as futures, forwards, swaps, option contracts, or other financial instruments with similar characteristics. In the opinion of management, the disclosure requirements of SFAS No. 119 will not have a material effect on the Company's consolidated financial condition or results of operations, as the Company does not invest in derivative financial instruments, as defined in SFAS No. 119. As a result, the applicability of SFAS No. 119 relates solely to disclosure requirements pertaining to fixed-rate and adjustable-rate loan commitments.

Accounting for ESOP. The Accounting Standards Executive Committee of the American Institute of Certified Public Accountants ("AcSEC") has issued Statement of Position ("SOP 93-6") on "Employers' Accounting for Employee Stock Ownership Plans" ("ESOP"). SOP 93-6, among other things, changes the measure of compensation expense recorded by employers from the cost of ESOP shares to the fair value of ESOP shares. To the extent that fair value of the Company's ESOP shares differs from the costs of such shares, compensation expense must be recorded in the Company's financial statements for the fair value of ESOP shares allocated to participants for a reporting period. SOP 93-6 was adopted by the Company during fiscal 1995, without material financial statement effect.

Accounting for Mortgage Servicing. In May 1995, the FASB issued SFAS No. 122, "Accounting for Mortgage Servicing Rights." SFAS No. 122 requires that the Company recognizes as separate assets rights to service mortgage loans for others, regardless of how those servicing rights were acquired. An institution that acquires mortgage servicing rights through either the purchase or origination of mortgage loans and sells those loans with servicing rights retained would allocate some of the cost of the loans to the mortgage servicing rights. SFAS No. 122 also requires that an enterprise allocate the cost of purchasing or originating the mortgage loans between the mortgage servicing rights and the loans, when mortgage loans are securitized, if it is practicable to estimate the fair value of mortgage servicing rights. Additionally, SFAS No. 122 requires that capitalized mortgage servicing rights and capitalized excess servicing receivables be assessed for impairment. Impairment would be measured based on fair value. SFAS No. 122 is to be applied prospectively in the Company's fiscal year beginning October 1, 1996, to transactions in which an entity acquires mortgage servicing rights and to impairment evaluations of all capitalized mortgage servicing rights and capitalized excess servicing receivables whenever acquired. Retroactive application is prohibited. Management adopted SFAS No. 122 on October 1, 1996, as required, without material effect on the Company's consolidated financial position or results of operations.

Accounting for Stock-Based Compensation. In October 1994, the FASB issued SFAS No. 123 entitled "Accounting for Stock-Based Compensation." SFAS No. 123 establishes a fair value based method of accounting for stock-based compensation paid to employees. SFAS No. 123 recognizes the fair value of an award of stock or stock options on the grant date and is effective for transactions occurring after December 1995. Companies are allowed to continue to measure compensation cost for those plans using the intrinsic value based method of accounting, which generally does not result in compensation expense recognition for most plans. Companies that elect to remain with the existing accounting are required to disclose in a footnote to the financial statements pro forma net earnings, and if presented, earnings per share, as if SFAS No. 123 had been adopted. The Company does not currently have any outstanding stock options, and therefore, adoption of SFAS No. 123 will not have a material effect on the Company's consolidated financial condition or results of operations.

Accounting for Transfers of Financial Assets. In June 1996, the FASB issued SFAS No. 125, "Accounting for Transfers of Financial Assets, Servicing Rights, and Extinguishment of Liabilities," that provides accounting guidance on transfers of financial assets, servicing of financial assets, and extinguishment of liabilities. SFAS No. 125 introduces an approach to accounting for transfers of financial assets that provides a means of dealing with more complex transactions in which the seller disposes of only a partial interest in the assets, retains rights or obligations, makes use of special purpose entities in the transaction, or otherwise has continuing involvement with the transferred assets. The new accounting method, the financial components approach, provides that the carrying amount of the financial assets transferred be allocated to components of the transaction based on their relative fair values. SFAS No. 125 provides criteria for determining whether control of assets has been relinquished and whether a sale has occurred. If the transfer does not qualify as a sale, it is accounted for as secured borrowing. Transactions subject to the provisions of SFAS No. 125 include, among others, transfers involving repurchase agreements, securitizations of financial assets, loan participations, factoring arrangements, and transfers of receivables with recourse.

An entity that undertakes an obligation to service financial assets recognizes either a servicing asset or liability for the servicing contract (unless related to a securitization of assets, and all the securitized assets are retained and classified as held-to-maturity). A servicing asset or liability that is purchased or assumed is initially recognized at its fair value. Servicing assets and liabilities are amortized in proportion to and over the period of estimated net servicing income or net servicing loss and are subject to subsequent assessments for impairment based on fair value.

                      MILLER, MAYER, SULLIVAN & STEVENS LLP
                          CERTIFIED PUBLIC ACCOUNTANTS
                     "INNOVATORS OF SOLUTION TECHNOLOGY"(sm)


                          INDEPENDENT AUDITORS' REPORT

                               Board of Directors
                    Harrodsburg First Financial Bancorp, Inc.
                              Harrodsburg, Kentucky


We have audited the accompanying consolidated balance sheets of Harrodsburg First Financial Bancorp, Inc. and Subsidiary as of September 30, 1996 and 1995 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three year period ended September 30, 1996. These consolidated financial statements are the responsibility of the management of Harrodsburg First Financial Bancorp, Inc. (Company). Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Harrodsburg First Financial Bancorp, Inc. and Subsidiary as of September 30, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three year period ended September 30, 1996 in conformity with generally accepted accounting principles.



/s/Miller, Mayer, Sullivan & Stevens
Lexington, Kentucky
November 27, 1996


                                                              (606) 223-3095
2365 HARRODSBURG ROAD   LEXINGTON, KENTUCKY 40504-3399   FAX: (606) 223-2143

            HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS
                           September 30, 1996 and 1995

                             ----------------------


ASSETS                                                                1996             1995
                                                                  -------------    ------------
Cash and due from banks                                           $     834,621    $    551,447
Interest Bearing Deposits                                            14,230,056      21,438,983
Certificates of deposit                                               2,500,000       5,500,000
Securities available-for-sale at fair value                           1,881,429       1,332,177
Securities held-to-maturity, fair value of $10,398,994 and
   $1,751,411 for 1996 and 1995, respectively                        10,502,766       1,747,343
Loans receivable, net                                                77,502,336      75,433,526
Accrued interest receivable                                             675,433         553,686
Premises and equipment, net                                             657,920         538,584
Other assets, including Federal income tax refund of $49,272
   and $35,428 for 1996 and 1995, respectively                          168,113         138,527
                                                                  -------------    ------------

   Total assets                                                   $ 108,952,674    $107,234,273
                                                                  =============    ============

LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits                                                          $  76,946,210    $ 75,893,177
Advance payments by borrowers for taxes and insurance                    68,534          86,929
Deferred Federal income tax                                             719,402         634,083
Dividends payable                                                       391,633
Other liabilities                                                       604,906         434,870
                                                                  -------------   -------------
   Total liabilities                                                 78,730,685      77,049,059
                                                                  -------------   -------------

Stockholders' equity
   Common stock, $0.10 par value, 5,000,000 shares authorized;
       2,182,125 shares issued and outstanding                          218,213         218,213
   Additional paid-in capital                                        21,001,572      20,948,904
   Retained earnings, substantially restricted                       10,229,074       9,934,378
   Net unrealized appreciation on securities available-for-sale,
       net of deferred income taxes                                   1,191,925         829,419
   Treasury stock, 49,392 shares, at cost                              (789,495)
   Unallocated employee stock ownership plan (ESOP) shares           (1,629,300)     (1,745,700)
                                                                  -------------    ------------
         Total stockholders' equity                                  30,221,989      30,185,214
                                                                  -------------    ------------

         Total liabilities and stockholders' equity               $ 108,952,674    $107,234,273
                                                                  =============    ============


               The accompanying notes are an integral part of the
                       consolidated financial statements.

            HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARY
                        CONSOLIDATED STATEMENTS OF INCOME
             for the years ended September 30, 1996, 1995, and 1994

                             ----------------------

                                                           1996         1995         1994
                                                        -----------  -----------  -----------
Interest income:
   Interest on loans                                    $ 5,970,236  $ 5,634,417  $ 5,527,683
   Interest and dividends on securities                     433,018      104,368       84,588
   Other interest income                                  1,308,723      872,911      598,271
                                                        -----------  -----------  -----------
      Total interest income                               7,711,977    6,611,696    6,210,542
                                                        -----------  -----------  -----------

Interest expense:
   Interest on deposits                                   3,901,228    3,807,113    3,277,153
                                                        -----------  -----------  -----------

Net interest income                                       3,810,749    2,804,583    2,933,389
Provision for loan losses                                     7,500       91,982       60,000
                                                        -----------  -----------  -----------
Net interest income after provision for loan losses       3,803,249    2,712,601    2,873,389
                                                        -----------  -----------  -----------

Non-interest income:
   Loan and other service fees, net                          77,214       58,829       63,234
   Other                                                     24,030       22,314       22,587
                                                        -----------  -----------  -----------
                                                            101,244       81,143       85,821
                                                        -----------  -----------  -----------
Non-interest expense:
   Compensation and benefits                                834,471      745,285      675,114
   Occupancy expenses, net                                  121,604      130,781      120,816
   Federal and other insurance premiums                     748,464      188,072      187,979
   Data processing expenses                                  95,711       92,976       86,044
   State franchise tax                                       93,037       83,694       87,472
   Other operating expenses                                 332,295      202,898      200,282
                                                        -----------  -----------  -----------
                                                          2,225,582    1,443,706    1,357,707
                                                        -----------  -----------  -----------
Income before income tax expense and cumulative effect
   of change in accounting principle                      1,678,911    1,350,038    1,601,503
Income tax expense                                          588,744      459,013      557,921
                                                        -----------  -----------  -----------

Income before cumulative effect of change in
   accounting principle                                   1,090,167      891,025    1,043,582

Cumulative effect of change in accounting principle                                  (18,591)
                                                        -----------  -----------  -----------

Net income                                              $ 1,090,167  $   891,025  $ 1,024,991
                                                        ===========  ===========  ===========

Earnings per share                                      $    0.55
                                                        ===========


               The accompanying notes are an integral part of the
                       consolidated financial statements.

            HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARY
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
             for the years ended September 30, 1996, 1995, and 1994

                             ----------------------

                                                                            Net Unrealized
                                                  Additional                Appreciation on                 Unearned     Total
                                      Common       Paid-In       Retained     Securities       Treasury       ESOP     Stockholders'
                                       Stock       Capital       Earnings   Available-for-Sale   Stock       Shares      Equity
                                    -----------  -----------    ----------  --------------    -----------  ----------- ------------

Balance, September 30, 1993         $            $              $8,018,362  $                 $            $             $8,018,362

   Net income                                                    1,024,991                                                1,024,991
                                    -----------  -----------    ----------  --------------    -----------  -----------   ----------

Balance, September 30, 1994                                      9,043,353                                                9,043,353

   Issuance of common stock             218,213   20,948,904                                               (1,745,700)   19,421,417

   Net income                                                      891,025                                                  891,025

   Cumulative effect
     October 1, 1994 of change in
     accounting for securities                                                     629,086                                  629,086

   Change in net unrealized
     gain on securities
     available-for-sale,
     net of deferred income taxes                                                  200,333                                  200,333
                                    -----------  -----------    ----------  --------------    -----------  -----------   ----------

Balance, September 30, 1995             218,213   20,948,904     9,934,378         829,419                 (1,745,700)   30,185,214

   Net income                                                    1,090,167                                                1,090,167

   Change in net unrealized
     gain on securities
     available-for-sale,
     net of deferred income taxes                                                  362,506                                  362,506

   Dividend declared                                              (795,471)                                                (795,471)

   ESOP shares earned in 1996                         52,668                                                   116,400      169,068

   Purchase of 49,392 shares
     of common stock                                                                            (789,495)                  (789,495)
                                    -----------  -----------    ----------  --------------    -----------  -----------   ----------

Balance, September 30, 1996         $   218,213  $21,001,572   $10,229,074  $    1,191,925    $ (789,495)  $(1,629,300) $30,221,989
                                    ===========  ===========    ==========  ==============    ===========  ===========   ==========


               The accompanying notes are an integral part of the
                       consolidated financial statements.

            HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
             for the years ended September 30, 1996, 1995, and 1994

                             ----------------------

                                                                    1996           1995           1994
                                                                ----------     -----------     -----------
Operating activities

Net income                                                     $ 1,090,167    $   891,025    $ 1,024,991
Adjustments to reconcile net income to net cash provided
by operating activities:
   Cumulative effect of change in accounting principle                                            18,591
   Provision for loan losses                                         7,500         91,982         60,000
   Provision for depreciation                                       58,344         70,496         65,175
   ESOP benefit expense                                            169,068
   Amortization of loan fees                                       (56,935)       (41,232)       (48,509)
   Amortization of investment discount                                (466)
   FHLB stock dividend                                             (80,000)       (71,100)       (52,900)
   Change in:
     Interest receivable                                          (121,747)       (35,124)      (100,252)
     Interest payable                                               (1,522)           132         (1,237)
     Accrued liabilities                                           171,557         (8,915)       (29,885)
     Prepaid expense                                                (9,646)         8,157         (2,658)
     Income taxes payable                                         (121,367)        56,804         43,238
                                                               -----------    -----------    -----------

   Net cash provided by operating activities                     1,104,953        962,225        976,554
                                                               -----------    -----------    -----------

Investing activities

Net (increase) decrease in loans                                (2,019,375)    (2,819,505)      (504,087)
Purchase of certificates of deposit                                                           (6,000,000)
Maturity of certificates of deposit                              3,000,000        500,000
Purchase of securities held-to-maturity                         (9,208,636)      (500,000)
Call of security held-to-maturity                                  500,000
Principle repayments - mortgage back securities                     33,679         15,031         30,238
Purchase of fixed assets                                          (177,977)      (115,999)       (43,936)
Retirement of assets                                                   297                           182
                                                               -----------    -----------    -----------

   Net cash provided (used) by investing activities             (7,872,012)    (2,920,473)    (6,517,603)
                                                               -----------    -----------    -----------

                                          (Continued)

               The accompanying notes are an integral part of the
                       consolidated financial statements.

            HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARY
                CONSOLIDATED STATEMENTS OF CASH FLOWS, Continued
             for the years ended September 30, 1996, 1995, and 1994

                             ----------------------

                                                                     1996           1995           1994
                                                                -----------    -----------    -----------
Financing activities

Net increase (decrease) in demand deposits,
   NOW accounts and savings accounts                                984,882      (3,101,122)       (523,059)
Net increase (decrease) in certificates of deposit                   68,152      (3,096,803)      1,158,678
Net increase (decrease) in custodial accounts                       (18,395)          9,316             808
Proceeds from issuance of common stock ,net                                      21,532,531
ESOP loan                                                                        (1,745,700)
Purchase of treasury stock                                         (789,495)
Payment of dividends                                               (403,838)
                                                               ------------    ------------    ------------

   Net cash provided (used) by financing activities                (158,694)     13,598,222         636,427
                                                               ------------    ------------    ------------

   Increase (decrease) in cash and cash equivalents              (6,925,753)     11,639,974      (4,904,622)

Cash and cash equivalents, beginning of year                     21,990,430      10,350,456      15,255,078
                                                               ------------    ------------    ------------

Cash and cash equivalents, end of year                         $ 15,064,677    $ 21,990,430    $ 10,350,456
                                                               ============    ============    ============


Supplemental Disclosures
   Cash payments for:
       Interest on deposits                                    $  3,902,750    $  3,806,981    $  3,289,998
       Income taxes                                            $    710,111    $    402,209    $    514,683

   Mortgage loans originated to finance sale of
       foreclosed real estate                                                  $     17,500    $

   Transfers from loans to real estate acquired
       through foreclosures                                                                    $     25,000

               The accompanying notes are an integral part of the
                       consolidated financial statements.

            HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             ----------------------


1.   Summary of Significant Accounting Policies

     On September 29, 1995, Harrodsburg First Financial Bancorp, Inc. sold through a public offering 2,182,125 shares of common stock at a price of $10 per share in connection with the conversion of Harrodsburg First Federal Savings and Loan Association from a federally chartered mutual savings and loan association to a federally chartered stock savings bank, and the simultaneous formation of a savings and loan holding company. In the conversion, Harrodsburg First Federal Savings and Loan Association changed its name to First Federal Savings Bank of Harrodsburg (Bank). The net proceeds from the conversion amounted to $21,167,117, after deduction of certain costs associated with the conversion which totaled $654,133. The Company received all of the capital stock of the Bank in exchange for 50% of the net proceeds received in the conversion.

     The Company's articles of incorporation authorize the issuance of up to 500,000 shares of preferred stock, which may be issued with certain rights and preferences. As of September 30, 1996, no preferred stock has been issued.

     The Company is a corporation organized under the laws of Delaware. The Company is a savings and loan holding company whose activities are primarily limited to holding the stock of the Bank. The Bank is a federally chartered stock savings bank and a member of the Federal Home Loan Bank System. As a member of this system, the Bank is required to maintain an investment in capital stock of the Federal Home Loan Bank of Cincinnati
     (FHLB) in an amount equal to at least the greater of 1% of its outstanding loan and mortgage-backed securities or .3% of total assets as of December 31 of each year.

     The Bank conducts a general banking business in central Kentucky which primarily consists of attracting deposits from the general public and applying those funds to the origination of loans for residential, consumer, and nonresidential purposes. The Bank's profitability is significantly dependent on net interest income which is the difference between interest income generated from interest-earning assets (i.e. loans and investments) and the interest expense paid on interest-bearing liabilities (i.e. customer deposits and borrowed funds). Net interest income is affected by the relative amount of interest-earning assets and interest-bearing liabilities and the interest received or paid on these balances. The level of interest rates paid or received by the Bank can be significantly influenced by a number of environmental factors, such as governmental monetary policy, that are outside of management's control.

     The consolidated financial information presented herein has been prepared in accordance with generally accepted accounting principles (GAAP) and general accounting practices within the financial services industry. In preparing consolidated financial statements in accordance with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from such estimates.

     The following is a summary of the Company's significant accounting policies which have been consistently applied in the preparation of the accompanying consolidated financial statements.

            HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             ----------------------

     Principles of Consolidation. The consolidated financial statements include the accounts of the Company and the Bank. All significant intercompany accounts and transactions have been eliminated.

     Loan Origination Fees. The Bank accounts for loan origination fees in accordance with SFAS No. 91 "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Cost of Leases." Pursuant to the provisions of SFAS No. 91, origination fees received from loans, net of direct origination costs, are deferred and amortized to interest income using the level-yield method, giving effect to actual loan prepayments. Additionally, SFAS No. 91 generally limits the definition of loan origination costs to the direct costs attributable to originating a loan, i.e., principally actual personnel costs. Fees received for loan commitments that are expected to be drawn upon, based on the Bank's experience with similar commitments, are deferred and amortized over the life of the loan using the level-yield method. Fees for other loan commitments are deferred and amortized over the loan commitment period on a straight-line basis.

     Investment Securities. On October 1, 1994, the Bank adopted Statement of Financial Accounting Standards(SFAS) No. 115 "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires that all investments in debt securities and all investments in equity securities that have readily determinable fair values be classified into three categories. Securities that management has positive intent and ability to hold until maturity are classified as held-to-maturity. Securities that are bought and held specifically for the purpose of selling them in the near term are classified as trading securities. All other securities are classified as available-for-sale. Securities classified as trading and available-for-sale are carried at market value. Unrealized holding gains and s losses for trading securities are included in current income. Unrealized holding gains and losses for securities available-for-sale are reported as a net amount in a separate component of stockholders' equity until realized. Investments classified as held-to-maturity will be carried at amortized cost. The cumulative effect of this change was to increase stockholders' equity by $629,086, net of deferred taxes of $324,075, as of October 1, 1994.

     Securities that management has the intent and ability to hold to maturity are classified as held-to- maturity, and carried at cost, adjusted for amortization of premium or accretion of discount over the term of the security, using the level yield method. Included in this category of investments is the FHLB stock which is a restricted stock carried at cost. Securities available-for-sale are carried at market value. Adjustments from amortized cost to market value are recorded in stockholders' equity net of deferred income tax until realized. The identified security method is used to determine gains or losses on sales of securities.

     Prior to October 1, 1994, investment securities were carried at cost, adjusted for amortization of premiums and accretion of discounts. The investment securities were carried at cost, as it was management's intent and the Bank had the ability to hold the securities until maturity.
     Investment securities held for indefinite periods of time, or which management utilized as part of its asset/liability management strategy, or that would be sold in response to changes in interest rates, prepayment risk, or the perceived need to increase regulatory capital were classified as held-for-sale at the point of purchase and carried at the lower of cost or market.

                                   (Continued)

            HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             ----------------------

     Regulations require the Bank to maintain an amount of cash and U.S. government and other approved securities equal to a prescribed percentage (5% at September 30, 1996 and 1995) of deposit accounts (net of loans secured by deposits) plus short-term borrowings. At September 30, 1996 and 1995, the Bank met these requirements.

     Federal Home Loan Mortgage Corporation Stock: On December 6, 1984, the Federal Home Loan Mortgage Corporation created a new class of participating preferred stock. The preferred stock was distributed to the twelve district banks of the Federal Home Loan Banking System for subsequent distribution to their member institutions. The Bank received 1,606 shares of the stock and recorded it at its fair value of $40 per share as of December 31, 1984. The fair value of the stock recognized as of December 1984 became its cost. The stock has been subsequently classified as available-for- sale and carried at market value.

     Office Properties and Equipment. Office properties and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight line method and the double declining balance method over the estimated useful lives of the related assets. The gain or loss on the sales of property and equipment is recorded in the year of disposition.

     Real Estate Owned. Real estate owned is generally comprised of property acquired through foreclosure or deed in lieu of foreclosure. Foreclosed real estate is recorded at the lower of cost or fair value, net of selling expenses, which subsequently becomes the cost, at the date of foreclosure. Expenses relating to holding property, including interest expense, are not capitalized. These expenses are charged to operations as incurred. Gains on the sale of real estate are recognized upon the ultimate disposal of the property. Valuations are periodically performed by management, and an allowance for losses is established by a charge to operations if the carrying value of a property exceeds its net realizable value.

     Loans Receivable: Loans receivable are stated at the principal amount outstanding less the allowance for loan losses and net deferred loan fees. The Bank has adequate liquidity and capital, and it is generally management's intention to hold such assets to maturity.

     The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to pay, estimated value of any underlying collateral, and current economic conditions. While management uses the best information available, future adjustments may be necessary if conditions differ substantially from assumptions used in management's evaluation. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses and may require additions to the allowances based on their judgment about information available to them at the time of their examination.

     Interest earned on loans receivable is recorded in the period earned. Uncollectible interest on loans that are contractually past due is charged off or an allowance is established based on management's periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent cash payments are

                                   (Continued)

            HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             ----------------------

     received until, in management's judgment, the borrower's ability to make periodic interest and principal payments is back to normal, in which case the loan is returned to accrual status.

     The Bank adopted SFAS No. 114, as subsequently amended, on October 1, 1995, without material effect on consolidated financial condition or results of operations.

     A loan is defined under SFAS No. 114 as impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In applying the provisions of SFAS No. 114, the Bank considers its investment in one-to-four family residential loans and consumer installment loans to be homogenous and therefore excluded from separate identification for evaluation of impairment. With respect to the Bank's investment in impaired multi-family and nonresidential loans, such loans are collateral dependent, and as a result, are carried as a practical expedient at the lower of cost or fair value.

     Collateral dependent loans when put in non-accrual status are considered to constitute more than a minimum delay in repayment and are evaluated for impairment under SFAS No. 114 at that time.

     Deposits. The Bank's deposits are insured by the Savings Association Insurance Fund ("SAIF"), which is administered by the Federal Deposit Insurance Corporation ("FDIC"). The Bank currently pays an assessment rate of 23% on customer deposit balances under $100,000. On September 30, 1996, the President signed legislation, which among other things, recapitalized the Savings Association Insurance Fund through a special assessment on savings financial institutions, such as the Bank. The special assessment amounted to $536,063 for the Bank and is included in the Federal and other insurance premium expense for the year ended September 30, 1996. As a result of the recapitalization of the SAIF, the Bank's assessment rate for insurance on deposits, beginning in 1997, is expected to be reduced to approximately 4% on customer deposit balances under $100,000.

     Income Taxes. The Company accounts for federal income taxes in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes." SFAS No. 109 established financial accounting and reporting standards for the effects of income taxes that result from the Company's activities within the current and previous years. Pursuant to the provisions of SFAS No. 109, a deferred tax liability or deferred tax asset is computed by applying the current statutory tax rates to net taxable or deductible differences between the tax basis of an asset or liability and its reported amount in the financial statements that will result in taxable or deductible amounts in future periods. Deferred tax assets are recorded only to the extent that the amount of net deductible temporary differences or carryforward attributes may be utilized against current period earnings, carried back against prior years earnings, offset against taxable temporary differences reversing in future periods, or utilized to the extent of management's estimate of future taxable income. A valuation allowance is provided for deferred tax assets to the extent that the value of net deductible temporary differences and carryforward attributes exceeds management's estimates of taxes payable on future taxable income. Deferred tax liabilities are provided on the total amount of net temporary differences taxable in the future.

                                   (Continued)

            HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             ----------------------

     The Company files a consolidated federal income tax return with the Bank. The current income tax expense or benefit is allocated to each Corporation included in the consolidated tax return based on their tax expense or benefit computed on a separate return basis.

     Employee Stock Ownership Plan. Shares of common stock issued to the Company's employee stock ownership plan (ESOP) are initially recorded as unearned ESOP shares in the stockholders' equity at the fair value of the shares at the date of the issuance of the plan. As shares are committed to be released as compensation to employees, the Company reduces the carrying value of the unearned shares and records compensation expense equal to the current value of the shares.

     Effect of Implementing New Accounting Standards. In March 1995, the FASB issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 121 establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles and goodwill related to those assets to be held and used, and for long-lived assets and certain identifiable intangible assets to be disposed of. The Standard requires an impairment loss to be recognized when the carrying amount of the asset exceeds the fair value of the asset. Management does not anticipate the implementation of this standard having a material adverse impact on the financial statements.

     In May 1995, the FASB issued SFAS No. 122 "Accounting for Mortgage Servicing Rights," which amended SFAS No. 65 "Accounting for Certain Mortgage Banking Activities." SFAS No. 122 requires a mortgage banking enterprise to recognize as separate assets rights to service mortgage loans for others; however, these servicing rights are acquired. This statement applies prospectively in fiscal years beginning after December 15, 1995. The Company and the Bank are not currently involved with mortgage banking activities, and therefore, this standard would not currently have any impact on the consolidated financial statements of the Company.

     Cash and Cash Equivalents. For purposes of reporting consolidated cash flows, the Bank considers cash, balances with banks, and interest bearing deposits in other financial institutions with original maturities of three months or less to be cash equivalents.

     Reclassification. Certain presentations of accounts previously reported have been reclassified in these consolidated financial statements. Such reclassifications had no effect on net income or retained income as previously reported.

                                   (Continued)

            HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             ----------------------

2.   Investment Securities

     The cost and estimated fair value of securities held by the Bank as of September 30, 1996 and 1995 are summarized as follows:

                                                             1996
                                    -------------------------------------------------------
                                                      Gross        Gross
                                      Amortized     Unrealized    nrealized
                                        Cost          Gains      U Losses       Fair Value
                                    -------------  ------------  ----------    ------------
Securities, available-for-sale:
     Federal Home Loan Mortgage,
     capital stock, 19,272 shares   $      75,482  $  1,805,947  $             $  1,881,429
                                    =============  ============  ==========    ============

Securities, held-to-maturity:
  Debt Securities:
     U.S. Government and
       Federal Agencies             $   8,996,019  $      5,625  $   98,574    $  8,903,070
       Municipal bonds                    213,083                    11,392         201,691
                                    -------------  ------------  ----------    ------------
                                        9,209,102         5,625     109,966       9,104,761
                                    -------------  ------------  ----------    ------------

  Mortgage-backed Securities               97,864           569                      98,433
                                    -------------  ------------  ----------    ------------

  Federal Home Loan
     Bank of Cincinnati,
       capital stock - 11,958 shares    1,195,800                                 1,195,800
                                    -------------  ------------  ----------    ------------
                                    $  10,502,766  $      6,194  $  109,966    $ 10,398,994
                                    =============  ============  ==========    ============

                                                             1995
                                    ------------------------------------------------------
                                                     Gross         Gross
                                     Amortized    Unrealized    Unrealized
                                       Cost          Gains        Losses        Fair Value
                                    -----------   -----------   -----------    -----------
Securities, available-for-sale:
     Federal Home Loan Mortgage,
     capital stock, 19,272 shares   $    75,482  $  1,256,695   $              $ 1,332,177
                                    ===========   ===========   ===========    ===========

Securities, held-to-maturity:
  Debt Securities:
     Federal Home Loan Bank Bond    $   500,000   $       780   $              $   500,780
                                    -----------   -----------   -----------    -----------

  Mortgage-backed Securities             131543          3288                       134831
                                    -----------   -----------   -----------    -----------

  Federal Home Loan
     Bank of Cincinnati,
       capital stock - 11,158 shares    1115800                                    1115800
                                    -----------   -----------   -----------    -----------

                                     $1,747,343   $     4,068   $              $ 1,751,411
                                    ===========   ===========   ===========    ===========

     The amortized cost and estimated market value of debt securities at September 30, 1996, by contractual maturity, are as follows:

                                   (Continued)

            HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             ----------------------

                                                                                    Estimated
                                                                    Amortized         Market
                                                                      Cost            Value
                                                                  -------------    ------------

     Due after one year through five years                        $   8,996,019    $  8,903,070
     Due after five through ten years                                   104,684          98,655
     Due after ten years                                                108,399         103,036
                                                                  -------------    ------------
                                                                  $   9,209,102    $  9,104,761
                                                                  =============    ============

     In accordance with the requirements of SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities," the unrealized gain on securities available-for-sale of $1,805,947 net of deferred income taxes of $614,022 has been recorded as a separate component of stockholders' equity as of September 30, 1996.

     For the year ended September 30, 1996, the Bank received $500,000 from the call of a debt security backed by a U.S. Government agency, which was classified as held-to-maturity. There were no sales of securities for the years ended September 30, 1995 and 1994.

3.   Loans Receivable

     Loans receivable, net at September 30, 1996 and 1995 consists of the following:

                                                                      1996             1995
                                                                  -------------    ------------
     Loans secured by first lien mortgages on real estate:
         One-to-four residential property                         $  64,303,729    $ 62,363,932
         Multi-family residential property                            3,558,839       3,053,364
         Commercial properties                                        3,228,376       3,115,742
         Construction                                                 3,891,250       1,978,700
         Agricultural                                                 2,351,985       2,654,301

      Consumer loans:
         Home equity                                                  1,278,828       1,314,148
         Home improvement and personal                                1,176,371       1,825,930
         Loans secured by savings deposits                              407,469         620,595
                                                                  -------------    ------------
                                                                     80,196,847      76,926,712

      Loans in process                                               (2,167,621)       (975,197)
      Provisions for loan losses                                       (297,250)       (297,292)
      Deferred loan origination fees                                   (229,640)       (220,697)
                                                                  -------------    ------------

         Loans receivable, net                                    $  77,502,336    $ 75,433,526
                                                                  =============    ============

     The Bank has concentrated its lending activity within a 45 mile radius of Harrodsburg, Kentucky. Therefore, a substantial portion of its debtors' ability to honor their contracts is dependent on the economy of this area.


                                   (Continued)

            HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             ----------------------


     The Bank provides an allowance to the extent considered necessary to provide for losses that may be incurred upon the ultimate realization of loans. The changes in the allowance on loan losses is analyzed as follows:

                                                          Year Ended September 30,
                                                   --------------------------------------
                                                      1996         1995          1994
                                                   ----------   -----------   -----------

Balance at beginning or period                     $  297,292   $   252,019   $   195,273
Additions charged to operations                         7,500        91,982        60,000
Charge-offs                                            (7,542)      (49,297)       (3,254)
Recoveries                                                            2,588
                                                   ----------   -----------   -----------

Balance at end of period                           $  297,250   $   297,292   $   252,019
                                                   ==========   ===========   ===========

     The following is a summary of non-performing loans (in thousands) at September 30, 1996, 1995, and 1994, respectively:

                                                               September 30,
                                                   --------------------------------------
                                                      1996         1995          1994
                                                   ----------   -----------   -----------
Non-accrual loans
Loans past due 90 days or more                     $      866   $       667   $     1,354
                                                   ----------   -----------   -----------

Total non-performing loan balances                 $      866   $       667   $     1,354
                                                   ==========   ===========   ===========

     At September 30, 1996, the Bank had identified no impaired loans as defined by SFAS No. 114. There were no loans in non-accrual status, and as such, all interest income earned for the year ended September 30, 1996 on the loans outstanding has been included in income.

     Loans to executive officers and directors, including loans to affiliated companies of which executive officers and directors are principal owners, and loans to members of the immediate family of such persons at September 30, 1996 and 1995 are summarized as follows:

                                                                      September 30,
                                                                -------------------------
                                                                   1996          1995
                                                                -----------   -----------

Balance at beginning of period                                  $   207,696   $   172,425
      Additions during year                                                        65,000
      Repayments                                                    (13,250)      (29,729)
                                                                -----------   -----------

Balance at end of period                                        $   194,446   $   207,696
                                                                ===========   ===========

                                   (Continued)

            HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             ----------------------


4.   Premises and Equipment

     Office premises and equipment included the following:

                  Description                     Useful Life      1996          1995
-----------------------------------------------   -----------   -----------   ----------

Land, buildings and improvements                  30-45 years   $   839,285    $ 744,072

Furniture, fixtures and equipment                  5-10 years       548,357      472,098
                                                                -----------   ----------

                                                                  1,387,642    1,216,170

            Less accumulated depreciation                          (729,722)    (677,586)
                                                                -----------   ----------

                                                                $   657,920   $  538,584
                                                                ===========   ==========

     Depreciation expense for the years ended September 30, 1996, 1995 and 1994 amounted to $58,344, $70,496, and $65,175, respectively.

5.   Deposits

     Deposit account balances as of the dates indicated are summarized as follows:

                                                                                September 30,
                                                                        ----------------------------
                                                                            1996           1995
                                                                        ------------   -------------
Demand deposit accounts, non-interest bearing                           $    487,377   $     393,546

Passbook accounts with a weighted average rate of 2.79% at
September 30, 1996 and 1995                                                8,328,830       7,828,538

NOW and MMDA deposits with a weighted average rate of 2.47%
at September 30, 1996 and 1995                                             7,908,815       7,600,151
                                                                        ------------   -------------

                                                                          16,725,022      15,822,235

Certificate of deposits with a weighted average interest rate of
5.63% and 5.84% at September 30, 1996 and 1995, respectively              60,221,188      60,070,942
                                                                        ------------   -------------

            Total Deposits                                              $ 76,946,210   $  75,893,177
                                                                        ============   =============

Jumbo certificates of deposit (minimum denomination of $100,000)        $  3,211,065   $   3,855,034
                                                                        ============   =============

                                   (Continued)

            HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             ----------------------

Certificates of deposit by maturity at September 30, 1996 and 1995 (in thousands) are as follows:

                                                                     September 30,
                                                              ----------------------------
                                                                  1996           1995
                                                              ------------   -------------

Within one year                                               $     39,678   $      38,329
Over 1 to 3 years                                                   17,707          17,177
Maturing in years thereafter                                         2,836           4,565
                                                              ------------   -------------

                                                              $     60,221   $      60,071
                                                              ============   =============

     Certificates of deposit by maturity and interest rate category at September 30, 1996 (in thousands) are as follows:

                                                    Amount Due
                       ---------------------------------------------------------------------
                        Less Than                                     After 3
                        One Year       1-2 Years      2-3 Years        Years        Total
                       -----------    -----------    -----------    -----------  -----------

2.01--4.00%            $              $              $              $            $
4.01--6.00%                 32,780          9,004          2,857            947       45,588
6.01--8.00%                  6,898          4,154          1,692          1,889       14,633
8.05--10.00%
                       -----------    -----------    -----------    -----------  -----------

                       $    39,678    $    13,158    $     4,549    $     2,836  $    60,221
                       ===========    ===========    ===========    ===========  ===========

     Interest expense on deposits for the periods indicated is summarized as follows:

                                                        Years Ended September 30,
                                                ------------------------------------------
                                                    1996           1995           1994
                                                ------------    -----------   ------------
Money market and NOW account                    $    195,471    $   212,952   $    217,059
Savings Accounts                                     224,418        283,208        285,790
Certificates                                       3,481,339      3,310,953      2,774,304
                                                ------------    -----------   ------------
                                                $  3,901,228    $ 3,807,113   $  3,277,153
                                                ============    ===========   ============

     The Bank maintains arrangements for clearing NOW and MMDA accounts with the Federal Home Loan Bank of Cincinnati. The Bank is required to maintain adequate collected funds in its Demand Account to cover average daily clearings. The Bank was in compliance with this requirement at September 30, 1996 and 1995. At September 30, 1996, the Bank had pledged $450,000 of their overnight deposits held by the FHLB of Cincinnati to secure certain customer deposit balances.

6.   Income Taxes

     Effective January 1, 1993, the Bank adopted SFAS No. 109 "Accounting for Income Taxes" which requires an asset and liability approach to accounting for income taxes. The cumulative effect of adopting SFAS No. 109 was to decrease net income for the year ended September 30, 1994 by $18,591. Financial statements for prior periods were not restated.

                                   (Continued)

            HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             ----------------------



     The provision for income taxes for the periods indicated consist of the following:

                                                         Years ended September 30,
                                                   --------------------------------------
                                                      1996          1995         1994
                                                   -----------   ----------   -----------
Federal income tax expense:
  Current expense                                  $   690,171   $  402,949   $   501,572
  Deferred expense (benefit)                          (101,427)      56,064        56,349
                                                   -----------   ----------   -----------

                                                   $   588,744   $  459,013   $   557,921
                                                   ===========   ==========   ===========

     Deferred income taxes result from temporary differences in the recognition of income and expenses for tax and financial statement purposes. The source of these temporary differences and the tax effect of each are as follows:

                                                            Years ended September 30,
                                                      --------------------------------------
                                                         1996          1995         1994
                                                      -----------   ----------   -----------

      Deposit insurance                               $  (182,261)  $            $
      Accrued pension cost                                                            18,690
      FHLB stock                                           27,200       24,174        18,054
      Allowance for loan losses                            57,357       35,947        21,574
      Other, net                                           (3,723)      (4,057)       (1,969)
                                                      -----------   ----------   -----------

            Net deferred tax expense (benefit)        $  (101,427)  $   56,064   $    56,349
                                                      ===========   ==========   ===========

     Forthe periods indicated, total income tax expense differed from the amounts computed by applying the U.S. Federal income tax rate of 34% to income before income taxes as follows:

                                                         Years ended September 30,
                                                   --------------------------------------
                                                      1996          1995         1994
                                                   -----------   ----------   -----------

Expected income tax expense at federal tax rate    $   570,830   $  459,013   $   544,511
Other, net                                              17,914                     13,410
                                                   -----------   ----------   -----------

      Total income tax expense                     $   588,744   $  459,013   $   557,921
                                                   ===========   ==========   ===========
Effective income tax rate                                 35.1%        34.0%         34.8%
                                                   ===========   ==========   ===========

                                   (Continued)

            HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             ----------------------


     Deferred tax assets and liabilities as of September 30, 1996 and 1995 consisted of the following:

                                                                    1996         1995
                                                                 ----------   -----------

Deferred tax assets:
    Deferred loan fee income                                     $   78,077   $    74,439
    Deposit insurance assessment                                    182,261
                                                                 ----------   -----------
                                                                    260,338        74,439
                                                                 ----------   -----------
Deferred tax liabilities:
    FHLB stock                                                      210,120       182,920
    Allowance for loan losses                                        93,305        35,948
    Fixed asset basis over tax basis                                 62,293        62,378
                                                                 ----------   -----------
                                                                    365,718       281,246
                                                                 ----------   -----------

    Net deferred taxes payable                                   $  105,380   $   206,807
                                                                 ==========   ===========

     In addition to the net deferred tax liability of $105,380 outlined in the preceding table, the financial statements include a deferred tax liability of $614,022 that was charged against the unrealized gain on securities available-for-sale of $1,805,947. The net amount of $1,191,925 is recorded as a separate component of stockholders' equity.

     The Internal Revenue Code allows savings institutions a special bad debt deduction, subject to certain limitations, based on the greater of actual experience or a percentage of taxable income method before such deduction. The effective bad debt deduction under the percentage of taxable income method is equal to approximately 8% of taxable income. In September of 1996, legislation was passed by Congress, which repealed the bad debt deduction under the percentage of taxable income method of the Internal Revenue Code for savings banks. Savings banks, like the Bank, which have previously used the percentage of taxable income method in computing its bad debt deduction for tax purposes will be required to recapture into taxable income post 1987 tax reserves over a six-year period, effective in fiscal year 1997 for the Bank. The impact of this legislation will not have a material impact on the financial statements of the Company.

7.   Stockholders' Equity and Regulatory Capital

     Regulatory Capital. The Bank is subject to minimum regulatory capital requirements promulgated by the Office of Thrift Supervision (OTS). Such minimum capital standards generally require the maintenance of regulatory capital sufficient to meet each of three tests, hereinafter described as the tangible capital requirement, the core capital requirement and the risk-based capital requirement. The tangible capital requirement provides for minimum tangible capital (defined as stockholders' equity less all intangible assets) equal to 1.5% of adjusted total assets. The core capital requirement provides for minimum core capital (tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets such as capitalized mortgage servicing rights) equal to 3.0% of adjusted total assets. A recent OTS proposal, if adopted in present form, would increase the core capital requirement to a range of 4%-5% of adjusted total assets for substantially all savings institutions. Management anticipates no material change to the Bank's present excess regulatory capital position as a result of this change in the regulatory capital requirement. The risk-based capital requirement provides for the maintenance of core capital plus general loss allowances equal to 8.0% of risk-weighted assets. In computing risk- weighted assets, the Savings Bank multiplies the value of each asset on its statement of financial

                                   (Continued)

            HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             ----------------------


     condition by a defined risk-weighting factor, e.g., one-to-four family residential loans carry a risk- weighted factor of 50%.

     As of September 30, 1996, the Bank's regulatory capital exceeded all minimum regulatory capital requirements as shown in the following table:

                                                              Regulatory Capital
                                   -------------------------------------------------------------------------
                                    Tangible                   Core                   isk-based
                                    Capital      Percent     Capital      Percent    R Capital      Percent
                                   ----------   ---------   ----------   ---------   -----------   ---------
                                                                (in thousands)
                                   -------------------------------------------------------------------------
Capital under generally
accepted accounting princiles      $   22,946           %   $   22,946           %   $    22,946           %
Adjustments:
  Net unrealized appreciation
  on securities available-for-
  sale                                 (1,192)                  (1,192)                   (1,192)
  General valuation allowances                                                               290
                                   ----------               ----------               -----------
Regulatory capital computed            21,754       20.2        21,754       20.2         22,044      40.7
Minimum capital requirement             1,618        1.5         3,235        3.0          4,334       8.0
                                   ----------   ---------   ----------   ---------   -----------   ---------
Regulatory capital-excess          $   20,136       18.7%   4   18,519       17.2%   $    17,710      32.7%
                                   ==========   =========   ==========   =========   ===========   =========

     Retained Earnings Restriction. The Bank is allowed a special bad debt deduction limited generally to eight percent (8%) of otherwise taxable income and subject to certain limitations based on aggregate loans and savings account balances at the end of the year. If the amount qualifying as deductions under the Internal Revenue Code are later used for purposes other than for bad debt losses, they will be subject to Federal income tax at the then current corporation rate. Retained earnings at September 30, 1996 includes approximately $1,596,000, for which Federal income tax has not been provided nor has been required to be provided (see Note 6).

     Liquidation Account: Upon conversion to a capital stock savings bank, eligible account holders who continued to maintain their deposit accounts in the Bank were granted priority in the event of the future liquidation of the Bank through the establishment of a special "Liquidation Account" in an amount equal to the consolidated net worth of the Bank at March 31, 1995. The liquidation account was $10,236,488 at March 31, 1995 and will be reduced in proportion to reductions in the balance of eligible account holders as determined on each subsequent fiscal year end. The existence of the liquidation account will not restrict the use or application of net worth except with respect to the cash payment of dividends. The Bank may not declare or pay a cash dividend on or repurchase any of its common stock if the effect thereof would cause its regulatory capital to be reduced below the amount required for the liquidation account.

                                   (Continued)

            HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             ----------------------


     Dividend Restrictions: The payment of cash dividends by the Bank on its Common Stock is limited by regulations of the OTS. Interest on savings accounts will be paid prior to payments or dividends on common stock. The Bank may not declare or pay a cash dividend to the Company in excess of the greater of (i) 100% of its net income to date during the current calendar year plus the amount that would reduce by one-half the Bank's capital ratio at the beginning of the year or (ii) 75% of its net income over the most recent four quarter period without prior OTS approval. Additional limitation on dividends declared or paid, or repurchases of the Bank stock are tied to the Bank's level of compliance with its regulatory capital requirements. At September 30, 1996, $11.5 million was available for payment of dividends from the Bank to the Company under the above mentioned OTS restrictions.

8.   Retirement Benefits

     Retirement Benefits: The Bank maintained a noncontributory defined benefit pension plan (Pension Trust) for the year ended September 30, 1993, which covered all full-time employees with one year of service who had attained the age of 21. Effective October 1, 1993, the Bank's Board of Directors terminated the Pension Trust, and effective the same date approved the Bank's participation in the Pentegra Retirement Fund ("Pentegra"), a multi-employer defined benefit retirement plan. Net assets of the Pension Trust were transferred to the Pentegra Plan on October 1, 1993. The accounting on that date was to recognize the termination of the Pension Trust, which resulted in a settlement gain of $54,972. The gain was due to the removal of the accrued pension liability related to the Pension Trust as of October 1, 1993.

     The new multi-employer plan covers all full-time employees with one year of service who have attained the age of 21. Under a multi-employer defined benefit plan, pension expense is the amount of the annual required contribution, and a liability will be recognized only for contributions which are due but unpaid at the end of the accounting period. Pension expense was $-0-, $30,843 and $57,500 for the years ended September 30, 1996, 1995, and 1994, respectively.

     Effective April 1, 1993, the Board of Directors adopted an employee pension benefit plan (referred to as a "401K Plan") as described under the Employees' Retirement Income Security Act of 1974. Under the Plan, the Bank is required to match 25% of employee contributions up to a maximum of 1.5% of eligible compensation. The Plan covers all full-time employees. The Bank contributed $6,888, $7,485, and $7,328 to the Plan for the years ended September 30, 1996, 1995, and 1994, respectively.

     Employee Stock Ownership Plan: In connection with the stock conversion September 30, 1995, the Company established an internally leveraged Employee Stock Ownership Plan (the "ESOP") which covers substantially all full time employees. The ESOP borrowed $1,745,700 from the Company and purchased 174,570 shares of common stock of the Company at the date of conversion. The loan is to be repaid in annual installments over a 15 year period with interest, which is based on the published prime rate (currently 8.50%) per the Wall Street Journal.

     The Company makes annual contributions to the ESOP equal to the ESOP's debt service less dividends, if any, received by the ESOP and used for debt service. Dividends received by the ESOP on shares held as collateral may be used to pay debt service; dividends on allocated shares may be credited to participants' accounts. Dividends of $67,500 were used in fiscal year 1996 to pay ESOP

                                   (Continued)

            HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             ----------------------


     debt service. The ESOP shares are pledged as collateral on the debt. As the debt is repaid, shares are released from collateral and allocated to active participants based on a formula specified in the ESOP agreement.

     ESOP compensation was $169,067 for the year ended September 30, 1996. For 1996, 11,640 were released from collateral. At September 30, 1996, there were 162,930 unallocated ESOP shares having a fair value of $2,851,275.

9. Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk

     The Bank is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include mortgage commitments outstanding which amounted to approximately $931,000 plus unused lines of credit granted to customers totaling $1,588,846 at September 30, 1996. At September 30, 1995 mortgage commitments outstanding amounted to approximately $1,050,000 and unused lines of credit amounted to $1,297,367. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets.

     The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for loan commitments and consumer lines of credit are represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. Since many of the loan commitments may expire without being drawn upon, the total commitment amount does not necessarily represent future requirements. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained upon extension of credit is based on management's credit evaluation of the counterparty. Collateral held varies, but primarily includes residential real estate.

10.  Earnings Per Share

      Earnings per share for the year ended September 30, 1996 was calculated by dividing net income of $1,090,167 by the weighted average number of shares of common stock outstanding during the year, which was 1,998,877 for the year ended September 30, 1996. Earnings per share for fiscal year 1995 and prior years are not shown because the stock conversion was effective September 29, 1995.

11.  Trust Accounts

     The Bank maintained two Trust accounts during the year ended September 30, 1996. The following is a summary of the Trust Department assets at September 30, 1996:

                Description                                September  30,  1996
                -----------                                --------------------

     Cash in passbook and  checking account                     $     3,331
     Certificates of deposit                                         22,021
                                                                -----------
            Total                                               $    25,352
                                                                ===========

                                   (Continued)

            HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             ----------------------


12.  Disclosures about Fair Value of Financial Instruments

     In December 1991, the FASB issued SFAS No. 107, "Disclosures About Fair Value of Financial Instruments." This statement extends the existing fair value disclosure practices for some instruments by requiring all entities to disclose the fair value of financial instruments (as defined), both assets and liabilities recognized and not recognized in the statements of financial condition, for which it is practicable to estimate fair value.

     There are inherent limitations in determining fair value estimates, as they relate only to specific data based on relevant information at that time. As a significant percentage of the Bank's financial instruments do not have an active trading market, fair value estimates are necessarily based on future expected cash flows, credit losses, and other related factors. Such estimates are accordingly, subjective in nature, judgmental and involve imprecision. Future events will occur at levels different from that in the assumptions, and such differences may significantly affect the estimates.

     The statement excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company. Additionally, the tax impact of the unrealized gains or losses has not been presented or included in the estimates of fair value.

     The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments.

     Cash and Cash Equivalents. The carrying amounts reported in the statement of financial condition for cash and short-term instruments approximate those assets' fair values.

     Investment Securities. Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. No active market exists for the Federal Home Loan Bank capital stock. The carrying value is estimated to be fair value since if the Bank withdraws membership in the Federal Home Loan Bank, the stock must be redeemed for face value.

     Loans Receivable. The fair value of loans was estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

     Deposits. The fair value of savings deposits and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

     Loan Commitments and Unused Home Equity Lines of Credit. The fair value of loan commitments and unused lines of credit is estimated by taking into account the remaining terms of the agreements and the present credit-worthiness of the counterparties.

                                   (Continued)

            HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             ----------------------


     The estimated fair value of the Company's financial instruments at September 30, 1996 are as follows:

                                                             Carrying            Fair
                                                              Amount            Value
                                                          --------------    --------------
Assets
   Cash and cash equivalents                              $   15,064,677    $   15,064,677
   Certificates of deposit                                     2,500,000         2,500,000
   Securities available-for-sale                               1,881,429         1,881,429
   Securities held-to-maturity                                10,502,766        10,398,994
   Loans receivable, net                                      77,502,336        77,617,294

Liabilities
   Deposits                                                   76,946,210        77,081,851

Unrecognized Financial Instruments
   Loan commitments                                                                931,000
   Unused lines of credit                                                        1,588,846


                                   (Continued)

            HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             ----------------------


13. Harrodsburg First Financial Bancorp, Inc. Financial Information (Parent Company Only)

     The parent company's principal assets are its investment in the Bank and cash balances on deposit with the Bank. The following are condensed financial statements for the parent company as of September 30, 1996.

                    Harrodsburg First Financial Bancorp, Inc.
                   Condensed Statement of Financial Condition
                               September 30, 1996
Assets:
        Cash and due from banks                                                  $ 7,548,037
        Investment in subsidiary                                                  22,945,415
        Other assets                                                                 122,498
                                                                                 -----------
        Total assets                                                             $30,615,950
                                                                                 ===========

Liabilities and Stockholders' Equity:
        Dividends payable                                                        $   391,633
        Accounts payable                                                               2,328
                                                                                 -----------
                                                                                     393,961
                                                                                 -----------

Stockholders' equity
        Common stock                                                                 218,213
        Additional paid-in capital                                                21,001,572
        Retained earnings                                                         10,229,074
           Net unrealized appreciation on securities available-for-sale            1,191,925
           Treasury stock, 49,392 shares, at cost                                   (789,495)
           Unearned ESOP shares                                                   (1,629,300)
                                                                                 -----------
             Total stockholders' equity                                           30,221,989
                                                                                 -----------

           Total liabilities and stockholders' equity                            $30,615,950
                                                                                 ===========

                                   (Continued)

            HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             ----------------------

                    Harrodsburg First Financial Bancorp, Inc.
                          Condensed Statement of Income
                          year ended September 30, 1996

Income:
    Miscellaneous income                                                         $     1,000
                                                                                 -----------
Expense:
    Legal fees                                                                        32,196
    Franchise and license tax                                                         30,435
    Transfer agent fees                                                               10,832
    Accounting fees                                                                   10,000
    Other operating expenses                                                          16,351
                                                                                 -----------
                                                                                      99,814
                                                                                 -----------
    Net loss before tax benefit                                                      (98,814)
    Income tax benefit                                                                 6,096
                                                                                 -----------
    Net loss before equity in undistributed net income of subsidiary                 (92,718)
    Equity in undistributed net income of subsidiary                               1,182,885
                                                                                 -----------
        Net income                                                               $ 1,090,167
                                                                                 ===========

                    Harrodsburg First Financial Bancorp, Inc.
                        Condensed Statement of Cash Flows
                          year ended September 30, 1996
Cash flows from operating activities:
       Net income                                                                $ 1,090,167
       Adjustments   to  reconcile  net  income  to  net  cash
       provided  by  operating activities:
           Equity in undistributed net income of subsidiary                       (1,182,885)
           Increase in other receivables                                              (6,098)
           Decrease in other liabilities                                            (363,086)
                                                                                 -----------
             Net cash used by operating activities                                  (461,902)
                                                                                 -----------

Cash flows from investing activities:

             Net cash provided (used) by investing activities
                                                                                 -----------
Cash flows from financing activities:
       Dividends paid                                                               (403,838)
       Purchase of common stock                                                     (789,495)
                                                                                 -----------

             Net cash used by financing activities                                (1,193,333)
                                                                                 -----------

    Net decrease in cash and cash equivalents                                     (1,655,235)

    Cash and cash equivalents at beginning of period                               9,203,272
                                                                                 -----------

    Cash and cash equivalents at end of period                                   $ 7,548,037
                                                                                 ===========

                                   (Continued)

            HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                             ----------------------


14.  Harrodsburg Savings and Loan Service Corporation

     In 1978, the Bank formed Harrodsburg Savings and Loan Service Corporation, a wholly owned subsidiary, by purchasing its stock for $15,000. The Subsidiary was created to hold stock in a not for profit corporation that provides on line computer processing and inquiry service for the Bank and other savings and loan institutions.

     Summary balance sheets for the wholly owned subsidiary are as follows:


                 Harrodsburg Savings & Loan Service Corporation
                   Balance Sheets, September 30, 1996 and 1995

                             ----------------------


ASSETS                                                              1996         1995
                                                                 ----------   -----------

Investments                                                      $   15,000   $    15,000
                                                                 ==========   ===========

STOCKHOLDERS' EQUITY

Common stock                                                     $   15,000   $    15,000
                                                                 ==========   ===========

     The Service Corporation did not receive income nor did it incur expense during the years ended September 30, 1996 and 1995.

15.  Stock Purchase

     On March 18, 1996, the Board of Directors of the Company authorized the repurchase of up to 5% or 109,106 shares of the Company's stock. Subsequently, 49,392 shares were repurchased at a total cost of $789,495. This plan, as approved by OTS, expired September 30, 1996. On September 16, 1996, the Board of Directors approved filing a second application with OTS to purchase 5% of the then outstanding stock (106,636 shares).

                              CORPORATE INFORMATION
--------------------------------------------------------------------------------

                               BOARD OF DIRECTORS
Jack D. Hood                      Jack L. Coleman, Jr.              Jack L. Coleman, Sr.
President and Chief Executive     Representative, State of          Partner, Coleman's Lumber Yard
Officer of the Bank and the       Kentucky; Partner, Coleman's
Company                           Lumber Yard

Elwood Burgin                     Thomas Les Letton                 Wickliffe T. Asbury, Sr.
Retired                           President, The Letton Company     Vice President of the Bank and
                                                                    the Company

--------------------------------------------------------------------------------

                               EXECUTIVE OFFICERS
Jack D. Hood                            Charles W. Graves, Jr.          Wickliffe T. Asbury, Sr.
President and Chief Executive           Vice President of the Bank      Vice President of the Bank
Officer of the Bank and the             and the Company                 and the Company
Company

Debbie C. Roach                                                         Teresa W. Noel
Secretary of the Bank and the Company                                   Treasurer of the Bank and the
                                                                        Company

--------------------------------------------------------------------------------

                                OFFICE LOCATIONS
104 South Chiles Street                                        216 South Main Street
Harrodsburg, Kentucky 40330                                    Lawrenceburg, Kentucky 40356

--------------------------------------------------------------------------------

                                     GENERAL INFORMATION
Independent Accountants                Special Counsel                         Annual Report on Form 10K
Miller, Mayer, Sullivan, & Stevens,    Malizia, Spidi, Sloane, & Fisch, P.C.   A COPY OF THE COMPANY'S
LLP                                    One Franklin Square                     1996 ANNUAL REPORT ON FORM
2365 Harrodsburg Road                  1301 K Street, N.W., Suite 700 East     10-K WITHOUT EXHIBITS WILL
Lexington, KY 40504-3399               Washington, DC  20005                   BE FURNISHED WITHOUT
                                                                               CHARGE TO STOCKHOLDERS AS
General Counsel                        Annual Meeting                          OF THE RECORD DATE FOR THE
David Patrick                          The 1997 Annual Meeting of              1997 ANNUAL MEETING UPON
Attorney-at-Law                        Stockholders will be held on January    WRITTEN REQUEST TO JACK D.
321 South Main Street                  27, 1997 at 2:00 p.m. at First Federal  HOOD, HARRODSBURG FIRST
Harrodsburg, KY 40330                  Savings Bank of Harrodsburg, 104        FINANCIAL BANCORP, INC., P.O.
                                       South Chiles Street, Harrodsburg, KY    BOX 384, 104 SOUTH CHILES
Walter Patrick                                                                 STREET, HARRODSBURG, KY
Attorney-at-Law                        Transfer Agent                          40330
Gordon Building                        Illinois Stock Transfer
P.O. Box 178                           223 West Jackson Blvd,, Suite 1210
Lawrenceburg, KY 40342                 Chicago, IL  60606
