Form 10-K/A, Exhibit 13
period 1997-09-30
HARRODSBURG FIRST FINANCIAL BANCORP INC
filed 1998-01-08
CIK 946738

Exhibit 13

--------------------------------------------------------------------------------
1997 ANNUAL REPORT
--------------------------------------------------------------------------------











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


Market for the Common Stock

Since October 4, 1995, the Common Stock of the Company has been listed for trading under the symbol "HFFB" on the National Association of Securities Dealers, Inc. Automated Quotation ("NASDAQ") National Market. As of December 8, 1997, there were 1,986,315 shares of the Common Stock issued and outstanding, held by approximately 556 stockholders of record, including beneficial owners in nominee or street name.

Dividends

On March 18, 1996, the Board of Directors of the Company established a policy whereby the Company will pay a semi-annual cash dividend of $.20 per share payable as of the 15th day of each April and October or the first business day thereafter if such day is not a business day, to stockholders of record as of the last business day of the month following the end of such semi-annual period. The regular semi-annual dividend of $0.20 per share was payable on October 15, 1997 to stockholders of record on October 3, 1997. On September 15, 1997, the Board of Directors declared a special dividend of $.20 per share payable on October 16, 1997, to stockholders of record as of October 6, 1997. The Board of Directors of the Company periodically reviews its dividend policy. Any change in the Company's dividend policy, as determined by the Board of Directors, will depend on the Company's debt and equity structure, earnings, regulatory capital requirements, and other factors, including economic conditions, regulatory restrictions, and tax considerations. See Note 7 of Notes to Consolidated Financial Statements for restrictions on the payment of cash dividends. For further information on stock prices and dividends, see Stock Prices and Dividends (page 3).

                                TABLE OF CONTENTS
--------------------------------------------------------------------------------


Harrodsburg First Financial Bancorp, Inc......................Inside Front Cover
Market and Dividend Information...............................Inside Front Cover
Letter to Stockholders.......................................................  1
Selected Financial and Other Data............................................  2
Management's Discussion and Analysis of Financial Condition
 and Results of Operations...................................................  4
Financial Statements......................................................... 16
Corporate Information..........................................Inside Back Cover

                             LETTER TO STOCKHOLDERS
--------------------------------------------------------------------------------



To Our Stockholders

We are pleased to report the results of Harrodsburg First Financial Bancorp, Inc.'s operations for the fiscal year ending September 30, 1997, our second full year as a public company.

The Company's consolidated net income for fiscal year 1997 was $1,476,266 or $.78 a share, representing an increase of $386,099 or 35.4% over fiscal year 1996 consolidated net income of $1,090,167. Consolidated net income for fiscal 1996 amounted to $.55 per share. For the year ending September 30, 1997, the Company and Bank, on a consolidated basis, had $7.7 million in interest income, $3.8 million in interest expense, and $3.9 million in net interest income. Non-interest expense for fiscal 1997 was $1.7 million as compared to $2.2 million for fiscal 1996. This decrease was due primarily to the one-time Savings Association Insurance Fund (SAIF) special assessment in fiscal 1996. The income tax expense in fiscal year 1997 was $771,000 as compared to $589,000 in fiscal year 1997.

Total assets at September 30, 1997 were $109.7 million compared to $108.9 million at September 30, 1996. Deposits were $78.6 million at September 30, 1997, compared to $76.9 million at September 30, 1996. Stockholders' equity totaled $29.8 million at September 30, 1997, or $15.89 per share as compared to $30.2 million or $15.34 per share at September 30, 1996.

During fiscal year 1997 in excess of $2 million was used for stock repurchases. As of September 30, 1997 a total of 157,369 shares had been repurchased in open market transactions. In October 1997, the Board announced another repurchase plan of an additional 5% of the outstanding shares of the Company. All repurchased shares will become treasury shares and will be used for general corporate purposes. The Board believes that the repurchases will improve liquidity in the market for the common stock and is expected to increase the Company's earnings per share and book value per share.

The overwhelming public response to our initial public offering has presented a challenge to your Board and management. Specifically, optimal deployment of capital has become one of our Company's primary areas of focus. Toward this end, during fiscal 1997 the Board hired the services of an outside consulting firm to develop a strategic business plan to assist management in planning for the future growth of the Company. We feel that as recommendations from this plan are implemented and as new products and services are introduced, this will serve to enhance long-term shareholder value.

We want to thank you for the trust and confidence you have shown in Harrodsburg First Financial Bancorp, Inc., and we encourage you to expand your banking relationships with us.


Sincerely,

/s/ Jack Hood

Jack Hood
President and Chief Executive Officer

                        SELECTED FINANCIAL AND OTHER DATA
--------------------------------------------------------------------------------


Financial Condition Data

                                                                            At September 30,
                                              ---------------------------------------------------------------------
                                                 1997            1996           1995           1994          1993
                                              -----------    -----------    -----------     -----------    --------
                                                                            (Dollars in Thousands)
Total Amount of:
    Assets...............................     $   109,638    $   108,953    $   107,234     $    91,465    $    89,744
    Loans receivable, net................          81,261         77,502         75,434          72,640         72,172
    Investments (1)......................          14,382         14,884          8,580           7,266          1,244
    Cash and cash equivalents............          12,621         15,065         21,990          10,350         15,255
    Deposits.............................          78,629         76,946         75,893          82,091         81,455
    Stockholders' equity.................          29,773         30,222         30,185           9,043          8,018
-------------------------------------------------------------------------------------------------------------------
Number of:
    Real estate loans outstanding........           1,668          1,710          1,745           1,764          1,849
    Deposit accounts.....................           9,594          9,524         10,559           9,930          9,908
    Full service offices.................               2              2              2               2              2

-----------------------------------------
(1) Includes FHLB stock, and term deposits with the FHLB.

Operating Data

                                                                   For the year ended September 30,
                                              ---------------------------------------------------------------------
                                                 1997            1996           1995           1994          1993
                                              -----------    -----------    -----------     -----------    --------
                                                                            (Dollars in Thousands)

Interest income..........................     $     7,699    $     7,712    $     6,612     $     6,210    $     6,433
Interest expense.........................           3,835          3,901          3,807           3,277          3,745
                                              -----------    -----------    -----------     -----------    -----------
    Net interest income..................           3,864          3,811          2,805           2,933          2,688
Provision for loan losses................              11              8             92              60             60
                                              -----------    -----------    -----------     -----------    -----------
    Net interest income after
     provision for loan losses...........           3,853          3,803          2,713           2,873          2,628
Non-interest income......................              95            101             81              86            102
Non-interest expense.....................           1,701          2,225          1,444           1,357          1,303
                                              -----------    -----------    -----------     -----------    -----------
Income before income tax expense
    and cumulative effect of change
    in accounting principle..............           2,247          1,679          1,350           1,602          1,427
Income tax expense.......................             771            589            459             558            485
                                              -----------    -----------    -----------     -----------    -----------
    Income before cumulative effect
     of change in accounting principle...           1,476          1,090            891           1,044            942
Cumulative effect of change in
    accounting principle (1).............                                                            19
                                              -----------    -----------    -----------     -----------    -----------
Net income...............................     $     1,476    $     1,090    $       891     $     1,025    $       942
                                              ===========    ===========    ===========     ===========    ===========

-----------------------------------------
(1) Reflects adoption of Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes."

Key Operating Ratios

                                                               At or for the year ended September 30,
                                              ---------------------------------------------------------------------
                                                 1997            1996           1995           1994          1993
                                              -----------    -----------    -----------     -----------    --------
Performance Ratios:
Return on average assets (net income
    divided by average total assets).....         1.36%          1.00%           .95%           1.12%          1.04%

Return on average equity (net income
    divided by average equity)...........         5.12           3.56           7.84           12.01          12.48

Average interest-earning assets to
    average interest-bearing liabilities.       136.34         139.15         113.08          109.11         107.43

Net interest rate spread.................         2.32           2.14           2.50            2.92           2.71

Net yield on average interest-
    earning assets.......................         3.64           3.57           3.04            3.26           3.03

Dividend payout..........................         45.2           72.7

Capital Ratios:
Average equity to average assets
    (average equity divided by
    average total assets)................        26.64          28.18          12.11            9.32           8.34

Equity to assets at period end...........        27.14          27.74          28.15            9.89           8.93

Asset Quality Ratios:
Net interest income after provision for
    loan losses to total other expenses..       226.51         170.92         187.88          211.56         201.69
Non-performing loans to total loans......          .64           1.12            .88            1.86           1.33
Non-performing loans to total assets.....          .47            .79            .62            1.48           1.07

Stock Prices and Dividends

The following table sets forth the range of high and low sales prices for the common stock as well as dividends declared in each quarter for 1997 and 1996. Such over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down, or commission and may not necessarily represent actual transactions.

Quarterly Stock Information

                                              Fiscal 1997                                    Fiscal 1996
                              ------------------------------------------    -----------------------------------------
                                   Stock Price Range                             Stock Price Range
                              -----------------------------    Per Share    ---------------------------     Per Share
Quarter                            Low           High          Dividend          Low           High          Dividend
---------------------------------------------------------------------------------------------------------------------
1st                             $  17.50       $  19.25        $  0.15        $  12.00       $  15.75         $
2nd                                15.25          18.75           0.20           13.25          14.63           0.20
3rd                                14.75          16.00                          13.00          15.75
4th                                14.75          16.75                          15.25          18.25           0.20
----------------------------------------------------------------------------------------------------------------------
Total                                                          $  0.35                                        $ 0.40
                                                               =======                                        ======

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

Asset/Liability Management

Quantitative Aspects of Market Risk. The Bank does not maintain a trading account for any class of financial instrument. Further, it is not currently subject to foreign currency exchange rate risk or commodity price risk. The stock in the FHLB of Cincinnati does not have equity price risk because it is issued only to members and is redeemable for its $100 par value. The following table illustrates quantitative sensitivity to interest rate risk for financial instruments other than non-interest earning cash balances, FHLB stock and demand deposit accounts for the Bank as of September 30, 1997.

Market Rate Analysis - September 30, 1997


                                                             Expected Maturity Date
                       ---------------------------------------------------------------------------------------------------
                                                            Year ended September 30,
                       ---------------------------------------------------------------------------------------------------
                                                             (Dollars in Thousands)
                                                                                                                    Fair
                              1998         1999        2000        2001        2002      Thereafter    Total        Value
--------------------------------------------------------------------------------------------------------------------------
Assets:
 Loans-fixed:
  Balance                      $169         $97        $257        $381         $751     $10,832     $12,487      $12,860
  Interest rate                8.34%       8.88%       8.99%       8.98%        8.95%       8.29%       8.36%
 Loans-variable:
  Balance                    59,786       2,375                   1,878        5,280                  69,319       68,396
  Interest rate                7.87%       6.99%                   7.09%        7.34%                   7.78%
 Investments:
  Balance                    13,915         500         500       5,500        3,000       1,565      24,980       24,970
  Interest rate                4.27%        6.0%       6.98%       6.31%        6.66%       6.76%       5.18%
Liabilities:
 Deposits:
  Balance                    16,354                                                                   16,354       16,354
  Interest rate                2.56%                                                                    2.56%        2.56%
 Deposits-certificates
  Balance                    44,890       9,795       5,632         718          775         147      61,957       62,090
  Interest rate                5.55%       5.86%       6.23%       5.89%        6.17%       7.60%       5.67%

Qualitative Aspects of Market Risk. Net interest income, the primary component of the Bank's net earnings, is derived from the difference between the yield on interest-earning assets and the cost of interest-bearing liabilities. One of the Bank's principal financial objectives is to achieve long-term profitability while reducing its exposure to fluctuations in interest rates. The Bank has sought to reduce exposure of its earnings to changes in market interest rates by managing the mismatch between asset and liability maturities and interest rates.

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

Management's principal strategy in managing the Bank's interest rate risk has been to maintain short and intermediate-term assets in the portfolio, including locally originated adjustable rate mortgage loans. The Bank does not actively offer long-term fixed rate loans. All fixed rate loans that are offered are secured by one to four-family owner-occupied dwellings for terms of no more than 20 years. Likewise, the interest rate charged on the Bank's adjustable rate loans typically reprice after one, three, or five years with maximum periodic interest rate adjustment limits ("caps"). At September 30, 1997, the Bank had no adjustable rate loans that reprice after five years from that date. In managing its investment portfolio, the Bank seeks to purchase investments that mature on a basis that approximates the estimated maturities of the Bank's liabilities.

In addition to shortening the average repricing of its assets, management has attempted to lengthen the average maturity of its liabilities by adopting a tiered pricing program for its certificates of deposit. The Bank offers market rates of interest on its certificates of deposit, which are typically higher on its longer term certificates, in order to encourage depositors to invest in certificates with longer maturities.

There have been no significant changes in the Bank's primary market risk exposures or methods for managing those exposures since September 30, 1997.

The Bank's future financial performance depends to a large extent on how successful it is in limiting the sensitivity of earnings and net asset value to changes in interest rates. Such sensitivity may be analyzed by examining the amount by which the market value of the Bank's portfolio equity changes given an immediate and sustained change in interest rates. Based on the latest information available, the Bank's market value of portfolio equity at September 30, 1997 would decrease by $1.6 million or 5.7% given a 200 basis point immediate and sustained increase in interest rates.

Average Balances, Interest, and Average Yields

Net interest income is affected by (i) the difference ("interest rate spread") between rates of interest earned on interest-earning assets and rates of interest paid on interest-bearing liabilities and (ii) the relative amounts of interest-earning assets and interest-bearing liabilities. When interest-earning assets approximate or exceed interest-bearing liabilities, any positive interest rate spread will generate net interest income. Savings institutions have traditionally used interest rate spreads as a measure of net interest income. Certificates of deposit constitute approximately 79% of the Bank's total deposits and generally pay higher rates of interest than core deposits. The Bank's emphasis on certificates of deposits may result in a higher average cost of deposits which may adversely affect the Bank's interest rate spread. Another indication of an institution's net interest income is its "net yield on interest-earning assets" which is net interest income divided by average interest-earning assets. The following table sets forth certain information relating to the Bank's average interest-earning assets and interest-bearing liabilities and reflects the average yield on assets and average cost of liabilities for the periods indicated. Such yields and costs are derived by dividing income or expense by the average monthly balance of assets or liabilities, respectively, for the periods presented. During the periods indicated, nonaccruing loans are included in the net loan category. Average balances are derived from month-end average balances. Management does not believe that the use of month-end average balances instead of average daily balances has caused any material difference in the information presented.

                                                                                    Year Ended September 30,
                                                                               -----------------------------------
                                                        1997                                    1996
                                           ----------------------------------  -----------------------------------
                                           Average                 Average      Average                   Average
                                           Balance   Interest     Yield/Cost    Balance     Interest    Yield/Cost
                                           -------   --------     ----------    -------     --------    ----------
                                                                                            (Dollars in Thousands)
Interest-earning assets:
   Loans receivable....................    $ 79,642   $6,239          7.83%    $ 74,797      $5,970         7.98%
   Investment securities1 .............      26,480    1,460          5.51       32,043       1,742         5.44
                                           --------   ------        ------     --------      ------         ----
     Total interest-earning assets.....     106,122    7,699          7.25      106,840       7,712         7.22
                                                      ------                                 ------

Non-interest earning assets............       2,031                               1,871
                                           --------                            --------
   Total assets........................    $108,153                            $108,711
                                           ========                            ========

Interest-bearing liabilities:
   Deposits............................    $ 77,834    3,835          4.93     $ 76,779       3,901         5.08
                                           --------   ------        ------     --------      ------         ----
   Total interest-bearing liabilities..      77,834    3,835          4.93       76,779       3,901         5.08
                                                      ------        ------     --------      ------         ----

Non-interest bearing liabilities:......       1,512                               1,296
                                           --------                            --------
   Total liabilities...................      79,346                              78,075
Stockholders' equity...................      28,807                              30,636
                                           --------                            --------
   Total liabilities & stockholders'
     equity............................    $108,153                            $108,711
                                           ========                            ========
Net interest income....................               $3,864                   $  3,811
                                                      ======                   ========
Interest rate spread 2.................                               2.32%                                 2.14%
                                                                    ======                                 =====
Net yield on interest-earning assets3..                               3.64%                                 3.57%
                                                                    ======                                 =====
Ratio of average interest-earning
  assets to average interest-bearing
   liabilities.........................                             136.34%                               139.15%
                                                                    ======                                ======


                                                         1995
                                           -----------------------------------
                                           Average                    Average
                                           Balance     Interest    Yield/Cost
                                           -------     --------    ----------
Interest-earning assets:
   Loans receivable....................    $74,013      $5,634          7.61%
   Investment securities1 .............     18,191         978          5.38
                                           -------      ------        ------
     Total interest-earning assets.....     92,204       6,612          7.17
                                                        ------        ------

Non-interest earning assets............      1,673
                                           -------
   Total assets........................    $93,877
                                           =======

Interest-bearing liabilities:
   Deposits............................    $81,539       3,807          4.67
                                           -------      ------        ------
   Total interest-bearing liabilities..     81,539       3,807          4.67
                                                        ------        ------

Non-interest bearing liabilities:......        966
                                           -------
   Total liabilities...................     82,505
Stockholders' equity...................     11,372
                                           -------
   Total liabilities & stockholders'
     equity............................    $93,877
                                           =======
Net interest income....................                 $2,805
                                                        ======
Interest rate spread 2.................                                 2.50%
                                                                      ======
Net yield on interest-earning assets3..                                 3.04%
                                                                      ======
Ratio of average interest-earning
  assets to average interest-bearing
   liabilities.........................                              (113.08)%
                                                                      ======

------------------
1  Includes interest-bearing overnight deposits and term deposits with FHLB.
2 Interest-rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
3 Net yield on interest-bearing assets represents net interest income as a percentage of average interest-earning assets.

The net interest margin is a key measure in determining the Bank's income performance. The Bank's net interest margin was 3.64% for the year ended September 30, 1997 compared to 3.57% for the same period in 1996. The 1997 increase was due to an increase of net interest income of approximately $53,000 or 1.4%. Interest income for the year ended September 30, 1997 decreased approximately $13,000 or .2% compared to the same period in 1996. During these same periods, interest expense decreased approximately $66,000 or 1.7%.

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

                                                                    Year Ended September 30,
                              -----------------------------------------------------------------------------------------------------
                                              1997 vs 1996                                           1996 vs 1995
                              --------------------------------------------------   ------------------------------------------------
                                          Increase (Decrease)                                    Increase (Decrease)
                                                Due to                                                  Due to
                              --------------------------------------------------   ------------------------------------------------
                                                            Rate/                                              Rate/
                               Volume      Rate            Volume          Net       Volume        Rate       Volume        Net
                              ------- --------------    -----------    ---------   -----------  ---------   ----------   ------
                                                                           (In Thousands)
Interest-earning assets:
   Loans receivable           $    390     $    (111)   $        (7)   $     272   $        60  $     274   $        3   $     337
   Investment securities1         (304)           23             (4)        (285)          744         11            8         763
                              --------     ---------    -----------    ---------   -----------  ---------   ----------   ----------
     Total                    $     86     $     (88)   $       (11)   $     (13)  $       804  $     285   $       11   $   1,100
                              ========     =========    ===========    =========   ===========  =========   ==========   =========

Interest expense:
   Deposits                   $     54     $    (118)   $        (2)   $     (66)  $      (222) $     336   $      (20)  $      94
                              --------     ---------    -----------    ---------   -----------  ---------   ----------   ---------
     Total                    $     54     $    (118)   $        (2)   $     (66)  $      (222) $     336   $      (20)  $      94
                              ========     =========    ===========    =========   ===========  =========   ==========   =========

Net change in interest income $     32     $      30    $        (9)   $      53   $     1,026  $     (51)  $       31   $   1,006
                              ========     =========    ===========    =========   ===========  =========   ==========   =========

---------------
1 Includes interest-earning overnight deposits and term deposits with FHLB of Cincinnati.

COMPARISON OF THE RESULTS OF OPERATIONS FOR THE YEARS
ENDED SEPTEMBER 30, 1997 AND 1996


Net Interest Income. Net interest income for the year ended September 30, 1997 was $3.9 million, compared to $3.8 million for the year ended September 30, 1996. The increase in net interest income in fiscal 1997 of $53,000 was due to a decrease in interest expense of $66,000 offset by a decrease in interest income of $13,000. The decrease in interest expense of $66,000 was primarily due to a lower average interest rate paid on deposits in 1997 compared to 1996. The average balance of interest bearing liabilities in 1997 was $77.8 million with an average cost of funds of 4.93%, compared to average balances of interest bearing liabilities in 1996 of $76.8 million with an average cost of funds of 5.08%. Interest income in 1997 was $7.7 million with an average yield of 7.25%, compared to $7.7 million with an average yield of 7.22% in 1996.

Net Income. Net income increased by $386,000, or 35.4% to $1,476,000 for the year ended September 30, 1997 as compared to $1,090,000 for the year ended September 30, 1996. The net increase was due to an increase in net interest income of $53,000 and a decrease in non-interest expense of $524,000 offset by an increase in the provision for loan losses of $3,000, a decrease in non-interest income of $6,000 and an increase in income tax expense of $182,000.

Interest Income. Interest income was $7.7 million, or 7.25% of average interest-earning assets, for the year ended September 30, 1997 as compared to $7.7 million, or 7.22% of average interest-earning assets, for the year ended September 30, 1996. Interest income decreased $13,000 or .17% from 1996 to 1997. The change was primarily due to a $718,000 decrease in the average balance of interest-earning assets during the year ended September 30, 1997 compared to the year ended September 30, 1996.

Interest Expense. Interest expense was $3.8 million, or 4.93% of average interest-bearing liabilities, for the year ended September 30, 1997 as compared to $3.9 million, or 5.08% of average interest-bearing liabilities, for the corresponding period in 1996. The decrease in interest expense of $66,000 was the result of a 15 basis point decrease in the average rate paid on the deposits offset by the increase of $1.0 million in the average balance of interest bearing deposits for the year ended September 30, 1997 compared to the same period in 1996.

Provision for Loan Losses. The provision for loan losses was $11,000 and $8,000 for the years ended September 30, 1997 and 1996, respectively. Management considers many factors in determining the necessary levels of the allowance for loan losses, including an analysis of specific loans in the portfolio, estimated value of the underlying collateral, assessment of general trends in the real estate market, delinquency trends, prospective economic and regulatory conditions, inherent loss in the loan portfolio, and the relationship of the allowance for loan losses to outstanding loans. At September 30, 1997 and 1996 the allowance for loan losses represented .37% of total loans.

Non-Interest Income. Non-interest income amounted to $95,000 and $101,000 for the years ended September 30, 1997 and 1996, respectively. The largest item in non-interest income is service fees on loan and deposit accounts, which amounted to $75,000 and $77,000 for 1997 and 1996, respectively.

Non-Interest Expense. Non-interest expense decreased approximately $524,000, or 23.6%, from $2.2 million for the year ended September 30, 1996 to $1.7 million for the year ended September 30, 1997. Non-interest expense was 1.6% and 2.0% of average assets for the years ended September 30, 1997 and 1996, respectively. The decrease of $524,000 was primarily due to a decrease of $670,000 in federal insurance premiums offset by an increase in compensation and benefits of $76,000 and an increase in other operating expense of $50,000. The decrease of $670,000 in federal insurance premiums was the result of a one-time special assessment of $536,000 charged in 1996 to recapitalize the Savings Association Insurance Fund
(SAIF), and an additional $134,000 savings in 1997 due to the reduction of the insurance assessment rate on the Bank's deposits as a result of the recapitalization of SAIF. The increase of $76,000 in compensation and benefits resulted from an increase of $21,000 related to benefits earned in the employee stock option plan, and $55,000 in normal salary increases and related benefits. The increase of $50,000 in other operating expense was primarily due to increases in franchise taxes of the Company and expenses related to operating two automatic teller machines which were installed in September of 1996.

Income Tax Expense. The provision for income tax expense amounted to approximately $771,000 and $589,000 for the years ended September 30, 1997 and 1996, respectively. The provision for income tax expense as a percentage of income before income tax expenses amounted to 34.3% and 35.1% for 1997 and 1996, respectively.

COMPARISON OF THE RESULTS OF OPERATIONS FOR THE YEARS
ENDED SEPTEMBER 30, 1996 AND 1995

Net Interest Income. Net interest income for the year ended September 30, 1996 was $3.8 million, compared to $2.8 million for the year ended September 30, 1995. The increase in net interest income in fiscal 1996 of $1.0 million was due to a $1.1 million increase in interest income offset by an increase in interest expense of $100,000. The increase in interest income in fiscal 1996 of $1.1 million was primarily due to an increase in the average balance of interest-earning assets from the net proceeds of the stock conversion, consumated on September 29, 1995. The average balance of interest-earning assets in 1996 was $106.8 million with an average yield of 7.22%, compared to average balances of interest-earning assets of $92.2 million with an average yield of 7.17% in 1995. The average balance of interest-bearing liabilities in 1996 was $76.8 million with an average cost of funds of 5.08%, compared to average balances of interest-bearing liabilities of $81.5 million in 1995 with an average cost of funds of 4.67%.

Net Income. Net income increased by $199,000 or 22.3% to $1,090,000 for the year ended September 30, 1996 as compared to $891,000 for the same period in 1995. The net increase was due to an increase of $1,006,000 in net interest income, an increase of $20,000 in non-interest income plus a decrease in the provision for loan losses of approximately $84,000 offset by an increase of $781,000 in non-interest expense and an increase of $130,000 in income tax expense.

Interest Income. Interest income was $7.7 million, or 7.22% of average interest-earning assets, for the year ended September 30, 1996 as compared to $6.6 million, or 7.17% of average interest-earning assets, for the year ended September 30, 1995. Interest income increased by $1.1 million or 16.6% from 1995 to 1996. The change was primarily due to a $14.6 million increase in the average balance of interest-earning assets during the year ended September 30, 1996 compared to the year ended September 30, 1995.

Interest Expense. Interest expense was $3.9 million, or 5.08% of average interest-bearing liabilities, for the year ended September 30, 1996 as compared to $3.8 million, or 4.67% of average interest-bearing liabilities, for the corresponding period in 1995. The increase in interest expense of $94,000 was primarily the result of an increase in the average rates paid on deposits offset by a decrease of $4.8 million in the average balance of interest bearing deposits for the year ended September 30, 1996 compared to the same period in 1995.

Provision for Loan Losses. The provision for loan losses was approximately $8,000 and $92,000 for the years ended September 30, 1996 and 1995, respectively. Management considers many factors in determining the necessary levels of the allowance for loan losses, including an analysis of specific loans in the portfolio, estimated value of the underlying collateral, assessment of general trends in the real estate market, delinquency trends, prospective economic and regulatory conditions, inherent loss in the loan portfolio, and the relationship of the allowance for loan losses to outstanding loans. At September 30, 1996 the allowance for loan losses represented .37% of total loans compared to .39% at September 30, 1995.

Non-Interest Income. Non-interest income amounted to $101,000 and $81,000 for the years ended September 30, 1996 and 1995, respectively. The largest item in non-interest income is service fees on loan and deposit accounts, which amounted to $77,000 and $59,000 for 1996 and 1995, respectively. The increase in non-interest income of $20,000 was primarily due to the increase in income from late fees on delinquent loans and service fee income on NOW accounts.

Non-Interest Expense. Non-interest expense increased approximately $781,000 or 54.2% to $2.2 million for the year ended September 30, 1996 compared to $1.4 million for the same period in 1995. Non-interest expense was 2.0% and 1.5% of average assets for the years ended September 30, 1996 and 1995, respectively. The increase of $781,000 was primarily due to an increase of $560,000 in federal insurance premiums, an increase of $89,000 in compensation and benefits, and an increase of $129,000 in other operating expenses. The increase of $560,000 in federal insurance premiums was primarily due to a one-time special assessment of $536,000, pursuant to legislation signed by the President on September 30, 1996 to recapitalize the Savings Association Insurance Fund (SAIF). The increase in compensation and benefits resulted from compensation expense related to the ESOP of $169,000 in 1996, which was not incurred in 1995, offset in part by a $30,000 contribution to the defined benefit pension plan in 1995 that was not incurred in 1996, plus a decrease in salaries and bonuses of $45,000 in 1996 as compared to 1995. The decrease in salaries and bonuses in 1996 was due to a bonus of $81,000 paid in 1995 that was not paid in 1996. The increase of $129,000 in other operating expense was primarily due to increased legal and accounting fees, plus taxes and other regulatory filing fees associated with being a public company.

Income Tax Expense. The provision for income tax expense amounted to approximately $589,000 and $459,000 for the years ended September 30, 1996 and 1995, respectively. The provision for income tax expense as a percentage of income before income tax expense and cumulative effect of the change in accounting principle amounted to 35.1% and 34.0% for 1996 and 1995, respectively.

COMPARISON OF FINANCIAL CONDITION AT SEPTEMBER 30, 1997 AND 1996

The Company's consolidated assets increased $686,000, or.63%, to $109.6 million at September 30, 1997 compared to $109.0 million at September 30, 1996. Securities available-for-sale increased $836,000, securities held-to-maturity increased $562,000, loans increased $3.8 million, cash and cash equivalents plus certificates of deposit decreased $4.3 million, and other non-interest earning assets decreased by $127,000.

Securities classified as available-for-sale are carried at market value in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Securities available-for-sale increased $836,000 due to the increase in fair value of such securities. Securities held-to-maturity increased $562,000 due to the purchase of debt securities of U.S. Government agencies totaling $3.5 million offset by the call of $3.0 million of debt securities of U.S. Government agencies.

Liabilities of the Company increased $1.1 million, or 1.4%, to $79.9 million at September 30, 1997 compared to $78.7 million at September 30, 1996. The increase in liabilities was primarily due to the increase in deposits of $1.6 million, reflecting management's success in attracting depositors within the local market area.

Stockholder's equity was $29.8 million at September 30, 1997 and decreased approximately $449,000 over the balance at September 30, 1996. The decrease was due to the purchase of common stock totaling $2.0 million plus the payment of dividends totaling $668,000 offset by net income of $1.5 million, an increase of $552,000 in the net unrealized appreciation on securities available-for-sale, plus an increase of $192,000 due to ESOP shares earned in 1997.

The OTS imposes regulations which provide that the savings institutions must maintain certain levels of capital. Specifically, the regulations provide that savings institutions must maintain tangible capital equal to 1.5% of adjusted total assets, core capital equal to 3% of adjusted total assets and a combination of core and supplementary capital equal to 8% of risk weighted assets.

The following summarizes the Bank's regulatory capital requirements and position at September 30, 1997 and 1996:


                                                                    1997                               1996
                                                      -----------------------------         --------------------------
                                                                             (Dollars in Thousands)
                                                          Amount           Percent            Amount          Percent
                                                      --------------    -----------         -----------    ------------
Tangible capital.................................     $       23,392           21.3         $    21,754           20.2
Tangible capital requirement.....................              1,605            1.5               1,618            1.5
                                                      --------------    -----------         -----------    -----------

Excess...........................................     $       21,787           19.8         $    20,136           18.7
                                                      ==============    ===========         ===========    ===========

Core capital.....................................     $       23,392           21.3         $    21,754           20.2
Core capital requirement.........................              3,210            3.0               3,235            3.0
                                                      --------------    -----------         -----------    -----------

Excess...........................................     $       20,182           18.3         $    18,519           17.2
                                                      ==============    ===========         ===========    ===========

Tangible capital ................................     $       23,862                        $    21,754
General valuation allowance......................                235                                290
                                                      --------------                        -----------

Total capital (core and supplemental)............             23,627           43.1              22,044           40.7
Risk-based capital requirement...................              4,387            8.0               4,334            8.0
                                                      --------------    -----------         -----------    -----------

Excess...........................................     $       19,240           35.1         $    17,710           32.7
                                                      ==============    ===========         ===========    ===========

Liquidity

The liquidity of the Company depends primarily on the dividends paid to it as the sole shareholder of the Bank. At September 30, 1997, the Bank could pay on its common stock dividends of approximately $11.1 million.

The Bank's primary sources of funds are deposits and proceeds from principal and interest payments of loans. Additional sources of liquidity are advances from the FHLB of Cincinnati and other borrowings. At September 30, 1997, the Bank had no outstanding borrowings. The Bank has utilized and may in the future, utilize FHLB of Cincinnati borrowings during periods when management of the Bank believes that such borrowings provide a lower cost source of funds than deposit accounts and the Bank desires liquidity in order to help expand its lending operations.

The Company's operating activities produced positive cash flows for the fiscal years ended September 30, 1997, 1996, and 1995.

The Bank's most liquid assets are cash and cash-equivalents, which include investments in highly liquid, short-term investments. At September 30, 1997 and 1996, cash and cash equivalents totaled $12.6 million and $15.1 million, respectively.

At September 30, 1997, the Bank had $44.9 million in certificates of deposits due within one year and $15.4 million due between one and three years. Management believes, based on past experience, that the Bank will retain much of the deposits or replace them with new deposits or borrowings. At September 30, 1997, the Bank had $629,000 in outstanding commitments to originate mortgages. The Bank intends to fund these commitments with short-term investments and proceeds from loan repayments.

OTS regulations require that the Bank maintain specified levels of liquidity. Liquidity is measured as a ratio of cash and certain investments to withdrawable savings. The minimum level of liquidity required by regulation is presently 5.0%. The Bank's liquidity ratio at September 30, 1997, 1996, and 1995 was 32.2%, 34.26%, and 36.10%, respectively.

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

Impact of Recent Accounting Pronouncements

Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. In June 1996, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities ("SFAS 125"). SFAS 125 provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on consistent application of a financial-components approach that focuses on control. Under that approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. This statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996, and is to be applied prospectively. Earlier or retroactive application is not permitted. The Bank adopted the provisions of SFAS 125 in January 1997 with no material effect on the Company's financial statements.

Accounting for Earnings Per Share. In February 1997, the FASB issued Statement of Financial Accounting Standards No. 128, Earnings Per Share ("SFAS 128"). SFAS 128 establishes standards for computing and presenting earnings per share (EPS) and applies to entities with publicly held common stock or potential common stock. This statement simplifies the standards for computing earnings per share previously found in APB Opinion No. 15, Earnings Per Share, and makes them comparable to international EPS standards. It replaces the presentation of primary EPS with a presentation of basic EPS and requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures, and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation.

SFAS 128 is effective for financial statements issued for periods ending after December 15, 1997, including interim periods; earlier application is not permitted. This statement requires restatement of all prior-period EPS data presented. The Company will adopt the statement at the end of the first quarter in fiscal year 1998. Basic and diluted earnings per share under SFAS 128 would be identical to earnings per share as presented in the financial statements, and therefore, will not have any material effect on the Company.

Reporting of Comprehensive Income. In June 1997, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 130, Reporting of Comprehensive Income ("SFAS 130"), which establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses) in a full set of financial statements. This statement also requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.

This statement is effective for fiscal years beginning after December 15, 1997. Earlier application is permitted. Reclassification of financial statements for earlier periods provided for comparative purposes is required. The Company does not anticipate that adoption of SFAS 130 will have a material effect on the Company.

Disclosure about Segments and Related Information. In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, Disclosure about Segments of an Enterprise and Related Information ("SFAS 131"), which establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to stockholders. This statement also establishes standards for related disclosures about products and services, geographic areas, and major customers. This statement requires the reporting of financial and descriptive information about an enterprise's reportable operating segments.

This statement is effective for financial statements for periods beginning after December 15, 1997. In the initial year of application, comparative information for earlier years is to be restated. The Company does not anticipate that the adoption of SFAS 131 will have a material effect on the Company.

                      MILLER, MAYER, SULLIVAN & STEVENS LLP
                          CERTIFIED PUBLIC ACCOUNTANTS
                     "INNOVATORS OF SOLUTION TECHNOLOGY"(sm)


                          INDEPENDENT AUDITORS' REPORT

Board of Directors
Harrodsburg First Financial Bancorp, Inc.
Harrodsburg, Kentucky


We have audited the accompanying consolidated balance sheets of Harrodsburg First Financial Bancorp, Inc. and Subsidiary as of September 30, 1997 and 1996 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three year period ended September 30, 1997. These consolidated financial statements are the responsibility of the management of Harrodsburg First Financial Bancorp, Inc. (Company). Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Harrodsburg First Financial Bancorp, Inc. and Subsidiary as of September 30, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three year period ended September 30, 1997 in conformity with generally accepted accounting principles.



/s/ Miller, Mayer, Sullivan, & Stevens, LLP
Lexington, Kentucky
December 8, 1997

            HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS
                           September 30, 1997 and 1996

                           ---------------------------


ASSETS                                                                                1997                1996
                                                                                 ---------------     ---------------
Cash and due from banks                                                          $       739,782     $       834,621
Interest Bearing Deposits                                                             11,881,011          14,230,056
Certificates of deposit                                                                  600,000           2,500,000
Securities available-for-sale at fair value                                            2,717,352           1,881,429
Securities held-to-maturity, fair value of $11,055,369 and
    $10,398,994 for 1997 and 1996, respectively                                       11,064,606          10,502,766
Loans receivable, net                                                                 81,261,278          77,502,336
Accrued interest receivable                                                              641,324             675,433
Premises and equipment, net                                                              656,197             657,920
Other assets                                                                              76,771             168,113
                                                                                 ---------------     ---------------

    Total assets                                                                 $   109,638,321     $   108,952,674
                                                                                 ===============     ===============

LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits                                                                         $    78,629,205     $    76,946,210
Advance payments by borrowers for taxes and insurance                                     66,070              68,534
Deferred Federal income tax                                                            1,003,636             719,402
Dividends payable                                                                                            391,633
Other liabilities                                                                        166,586             604,906
                                                                                 ---------------     ---------------
    Total liabilities                                                                 79,865,497          78,730,685
                                                                                 ---------------     ---------------

Stockholders' equity
   Common stock, $0.10 par value, 5,000,000 shares authorized;
       2,182,125 shares issued and outstanding                                           218,213             218,213
   Additional paid-in capital                                                         21,077,239          21,001,572
   Retained earnings, substantially restricted                                        11,037,504          10,229,074
   Net unrealized appreciation on securities available-for-sale,
       net of deferred income taxes                                                    1,743,634           1,191,925
   Treasury stock, 157,369 and 49,392 shares, at cost, for 1997                       (2,790,826)           (789,495)
       and 1996, respectively
   Unallocated employee stock ownership plan (ESOP) shares                            (1,512,940)         (1,629,300)
                                                                                 ---------------     ---------------
           Total stockholders' equity                                                 29,772,824          30,221,989
                                                                                 ---------------     ---------------

           Total liabilities and stockholders' equity                            $   109,638,321     $   108,952,674
                                                                                 ===============     ===============


                   The accompanying notes are an integral part
                    of the consolidated financial statements.

            HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARY
                        CONSOLIDATED STATEMENTS OF INCOME
             for the years ended September 30, 1997, 1996, and 1995

                           ---------------------------

                                                                        1997             1996            1995
                                                                    -------------    ------------   --------------
Interest income:
   Interest on loans                                                $   6,238,613    $  5,970,236   $    5,634,417
   Interest and dividends on securities                                   781,583         433,018          104,368
   Other interest income                                                  678,480       1,308,723          872,911
                                                                    -------------    ------------   --------------
       Total interest income                                            7,698,676       7,711,977        6,611,696
                                                                    -------------    ------------   --------------

Interest expense:
   Interest on deposits                                                 3,834,806       3,901,228        3,807,113
                                                                    -------------    ------------   --------------

Net interest income                                                     3,863,870       3,810,749        2,804,583
Provision for loan losses                                                  11,000           7,500           91,982
                                                                    -------------    ------------   --------------
Net interest income after provision for loan losses                     3,852,870       3,803,249        2,712,601
                                                                    -------------    ------------   --------------

Non-interest income:
   Loan and other service fees, net                                        75,275          77,214           58,829
   Other                                                                   20,165          24,030           22,314
                                                                    -------------    ------------   --------------
                                                                           95,440         101,244           81,143
                                                                    -------------    ------------   --------------
Non-interest expense:
   Compensation and benefits                                              911,051         834,471          745,285
   Occupancy expenses, net                                                129,040         121,604          130,781
   Federal and other insurance premiums                                    78,539         748,464          188,072
   Data processing expenses                                               104,842          95,711           92,976
   State franchise tax                                                     94,904          93,037           83,694
   Other operating expenses                                               383,031         332,295          202,898
                                                                    -------------    ------------   --------------
                                                                        1,701,407       2,225,582        1,443,706
                                                                    -------------    ------------   --------------
Income before income tax expense                                        2,246,903       1,678,911        1,350,038
Income tax expense                                                        770,637         588,744          459,013
                                                                    -------------    ------------   --------------
Net income                                                          $   1,476,266    $  1,090,167   $      891,025
                                                                    =============    ============   ==============

Earnings per share                                                  $        0.78    $       0.55
                                                                    =============    ============


                   The accompanying notes are an integral part
                    of the consolidated financial statements.

            HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARY
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
             for the years ended September 30, 1997, 1996, and 1995

                           ---------------------------

                                                                                                                  Net Unrealized
                                                                              Additional                          Appreciation on
                                                                Common         Paid-In          Retained            Securities
                                                                 Stock         Capital          Earnings        Available-for-Sale
                                                             -------------   -----------      -------------     ------------------
Balance, September 30, 1994                                  $              $                     9,043,353     $
   Issuance of common stock                                        218,213     20,948,904
   Net income                                                                                       891,025
   Cumulative effect October 1, 1994 of change in accounting
     for securities, net of deferred income taxes                                                                          629,086
   Change in unrealized gain on securities available-for-sale
     net of deferred income taxes,                                                                                         200,333
                                                             -------------  -------------     -------------     ------------------

Balance, September 30, 1995                                        218,213     20,948,904         9,934,378                829,419
   Net income                                                                                     1,090,167
   Change in net unrealized gain on securities available-for-
     sale, net of deferred income taxes                                                                                    362,506
   Dividend declared                                                                               (795,471)
   ESOP shares earned in 1996                                                      52,668
   Purchase of 49,392 shares of common stock
                                                             -------------  -------------     -------------     ------------------
Balance, September 30, 1996                                        218,213     21,001,572        10,229,074              1,191,925
   Net income                                                                                     1,476,266
   Change in net unrealized gain on securities available-for-
     sale, net of deferred income taxes                                                                                    551,709
   Dividend declared                                                                               (667,836)
   ESOP shares earned in 1997                                                      75,667
   Purchase of 107,977 shares of common stock
                                                             -------------  -------------     -------------     ------------------
Balance, September 30, 1997                                  $     218,213  $  21,077,239     $  11,037,504     $        1,743,634
                                                             =============  =============     =============     ==================

                                                                                    Unallocated         Total
                                                                    Treasury          ESOP          Stockholders'
                                                                      Stock          Shares            Equity
                                                                  -------------   -------------     ------------
Balance, September 30, 1994                                       $               $                   9,043,353
   Issuance of common stock                                                          (1,745,700)     19,421,417
   Net income                                                                                           891,025
   Cumulative effect October 1, 1994 of change in accounting
     for securities, net of deferred income taxes                                                       629,086
   Change in unrealized gain on securities available-for-sale
     net of deferred income taxes,                                                                      200,333
                                                                  -------------   -------------    ------------
Balance, September 30, 1995                                                         (1,745,700)      30,185,214
   Net income                                                                                         1,090,167
   Change in net unrealized gain on securities available-for-
     sale, net of deferred income taxes                                                                 362,506
   Dividend declared                                                                                   (795,471)
   ESOP shares earned in 1996                                                          116,400          169,068
   Purchase of 49,392 shares of common stock                          (789,495)                        (789,495)
                                                                  -------------   -------------    ------------
Balance, September 30, 1996                                           (789,495)     (1,629,300)      30,221,989
   Net income                                                                                         1,476,266
   Change in net unrealized gain on securities available-for-
     sale, net of deferred income taxes                                                                 551,709
   Dividend declared                                                                                   (667,836
   ESOP shares earned in 1997                                                          116,360          192,027
   Purchase of 107,977 shares of common stock                       (2,001,331)                      (2,001,331)
                                                                  -------------   -------------    ------------
Balance, September 30, 1997                                       $ (2,790,826)   $ (1,512,940)    $ 29,772,824
                                                                  =============   =============    ============



                   The accompanying notes are an integral part
                    of the consolidated financial statements.

            HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
             for the years ended September 30, 1997, 1996, and 1995

                           ---------------------------


                                                              1997               1996               1995
                                                          -------------      -------------      -------------
Operating activities

Net income                                                $   1,476,266      $   1,090,167      $     891,025
Adjustments to reconcile net income to net cash
provided by operating activities:
   Provision for loan losses                                     11,000              7,500             91,982
   Provision for depreciation                                    55,017             58,344             70,496
   ESOP benefit expense                                         192,027            169,068
   Amortization of loan fees                                    (41,689)           (56,935)           (41,232)
   Amortization of investment discount                           (2,691)              (466)
   FHLB stock dividend                                          (87,300)           (80,000)           (71,100)
   Change in:
     Interest receivable                                         34,109           (121,747)           (35,124)
     Interest payable                                               676             (1,522)               132
     Accrued liabilities                                       (552,244)           171,557             (8,915)
     Prepaid expense                                             41,610             (9,646)             8,157
     Income taxes payable                                       163,000           (121,367)            56,804
                                                          -------------      -------------      -------------

   Net cash provided by operating activities                  1,289,781          1,104,953            962,225
                                                          -------------      -------------      -------------

Investing activities

Net (increase) decrease in loans                             (3,728,253)        (2,019,375)        (2,819,505)
Purchase of certificates of deposit                            (600,000)
Maturity of certificates of deposit                           2,500,000          3,000,000            500,000
Purchase of securities held-to-maturity                      (3,502,968)        (9,208,636)          (500,000)
Call of security held-to-maturity                             3,000,000            500,000
Principle repayments - mortgage back securities                  31,119             33,679             15,031
Purchase of fixed assets                                        (53,294)          (177,977)          (115,999)
Retirement of assets                                                                   297
                                                          -------------      -------------      -------------

   Net cash provided (used) by investing activities          (2,353,396)        (7,872,012)        (2,920,473)
                                                          -------------      -------------      -------------



                                   (Continued)

                   The accompanying notes are an integral part
                    of the consolidated financial statements.

            HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARY
                CONSOLIDATED STATEMENTS OF CASH FLOWS, Continued
             for the years ended September 30, 1997, 1996, and 1995

                           ---------------------------


                                                                1997              1996              1995
                                                           --------------    --------------    ---------------
Financing activities

Net increase (decrease) in demand deposits,
   NOW accounts and savings accounts                             (53,051)          984,882          (3,101,122)
Net increase (decrease) in certificates of deposit             1,736,046            68,152          (3,096,803)
Net increase (decrease) in custodial accounts                     (2,464)          (18,395)              9,316
Proceeds from issuance of common stock ,net                                                         21,532,531
ESOP stock purchase                                                                                 (1,745,700)
Purchase of treasury stock                                    (2,001,331)         (789,495)
Payment of dividends                                          (1,059,469)         (403,838)
                                                           --------------    --------------    ---------------

   Net cash provided (used) by financing activities           (1,380,269)         (158,694)         13,598,222
                                                           --------------    --------------    ---------------

   Increase (decrease) in cash and cash equivalents           (2,443,884)       (6,925,753)         11,639,974

Cash and cash equivalents, beginning of year                  15,064,677        21,990,430          10,350,456
                                                           --------------    --------------    ---------------

Cash and cash equivalents, end of year                     $  12,620,793    $   15,064,677     $    21,990,430
                                                           =============    ==============     ===============

Supplemental Disclosures
   Cash payments for:
         Interest on deposits                              $   3,834,129    $    3,902,750     $     3,806,981
         Income taxes                                      $     602,000    $      710,111     $       402,209

   Mortgage loans originated to finance sale of
         foreclosed real estate                                                                         17,500


                   The accompanying notes are an integral part
                    of the consolidated financial statements.

            HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           ---------------------------

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

    The Company's articles of incorporation authorize the issuance of 500,000 shares of preferred stock, which may be issued with certain rights and preferences. As of September 30, 1997, no preferred stock has been issued.

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

    The bank conducts a general banking business in central Kentucky which primarily consists of attracting deposits from the general public and applying those funds to the origination of loans for residential, consumer, and nonresidential purposes. The Bank's profitability is significantly dependent on net interest income which is the difference between interest income generated from interest-earning assets (i.e. loans and investments) and the interest expense paid on interest-bearing liabilities (i.e. customer deposits and borrowed funds). Net interest income is affected by the relative amount of interest-earning assets and interest-bearing liabilities and the interest received or paid on those balances. The level of interest rates paid or received by the Bank can be significantly influenced by a number of environmental factors, such as governmental monetary policy, that are outside of management's control.

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

                           ---------------------------

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

    Investment Securities. On October 1, 1994, the Bank adopted Statement of Financial Accounting Standards (SFAS) No. 115 "Accounting for Certain Investments in Debt and Equity Securities." SFAS No. 115 requires that all investments in debt securities and all investments in equity securities that have readily determinable fair values be classified into three categories. Securities that management has positive intent and ability to hold until maturity are classified as held-to-maturity. Securities that are bought and held specifically for the purpose of selling them in the near term are classified as trading securities. All other securities are classified as available-for-sale. Securities classified as trading and available-for-sale are carried at market value. Unrealized holding gains and losses for trading securities are included in current income. Unrealized holding gains and losses for securities available-for-sale are reported as a net amount in a separate component of stockholders' equity until realized. Investments classified as held-to-maturity will be carried at amortized cost. The cumulative effect of this change was to increase stockholders' equity by $629,086, net of deferred taxes of $324,075, as of October 1, 1994.

    Securities that management has the intent and ability to hold to maturity are classified as held-to-maturity, and carried at cost, adjusted for amortization of premium or accretion of discount over the term of the security, using the level yield method. Included in this category of investments is the FHLB stock which is a restricted stock carried at cost. Securities available-for-sale are carried at market value. Adjustments from amortized cost to market value are recorded in stockholders' equity net of deferred income tax until realized. The identified security method is used to determine gains or losses on sales of securities.

    Regulations require the Bank to maintain an amount of cash and U.S. government and other approved securities equal to a prescribed percentage (5% at September 30, 1997 and 1996) of deposit accounts (net of loans secured by deposits) plus short-term borrowings. At September 30, 1997 and 1996, the Bank met these requirements.


    Federal Home Loan Mortgage Corporation Stock. On December 6, 1984, the Federal Home Loan Mortgage Corporation created a new class of participating preferred stock. The preferred stock was distributed to the twelve district banks of the Federal Home Loan Banking System for subsequent distribution to their member institutions. The Bank received 1,606 shares of the stock and recorded it at its

                                  (Continued)

            HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           ---------------------------

    fair value of $40 per share as of December 31, 1984. The fair value of the stock recognized as of December 1984 became its cost. The stock has been subsequently classified as available-for-sale and carried at market value.

    Office Properties and Equipment. Office properties and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight line method and the double declining balance method over the estimated useful lives of the related assets. The gain or loss on the sales of property and equipment is recorded in the year of disposition.

    Real Estate Owned. Real estate owned is generally comprised of property acquired through foreclosure or deed in lieu of foreclosure. Foreclosed real estate is initially recorded at fair value, net of selling expenses, establishing a new cost basis. Expenses relating to holding property, including interest expense, are not capitalized. These expenses are charged to operations as incurred. After foreclosure, valuations are periodically performed by management, and the real estate is carried at the lower of carrying amount or fair value less estimated selling expenses.

    Loans Receivable. Loans receivable are stated at the principal amount outstanding less the allowance for loan losses and net deferred loan fees. The Bank has adequate liquidity and capital, and it is generally management's intention to hold such assets to maturity.

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

    Interest earned on loans receivable is recorded in the period earned. Uncollectible interest on loans that are contractually past due is charged off or an allowance is established based on management's periodic evaluation. The allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments is back to normal, in which case the loan is returned to accrual status.

    In June 1993, the FASB issued SFAS No. 114, Accounting by Creditors for Impairment of a Loan. This promulgation, which was amended by SFAS No. 118 as to certain income recognition and disclosure provisions, became effective as to the Company in fiscal 1996. The new accounting standards require that impaired loans be measured based upon the present value of expected future cash flows discounted at the loan's effective interest rate, or as an alternative, at the loan's observable market price or fair value of the collateral. The Bank's current procedures for evaluating impaired loans result in carrying such loans at the lower of cost or fair value.

                                  (Continued)

            HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           ---------------------------

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

    Deposits. The Bank's deposits are insured by the Savings Association Insurance Fund ("SAIF"), which is administered by the Federal Deposit Insurance Corporation ("FDIC"). On September 30, 1996, the President signed legislation, which among other things, recapitalized the Savings Association Insurance Fund through a special assessment on savings financial institutions, such as the Bank. The special assessment amounted to $536,063 for the Bank and is included in the Federal and other insurance premium expense for the year ended September 30, 1996. As a result of the recapitalization of the SAIF, the Bank's assessment rate for insurance on deposits, beginning in 1997, was reduced from 23% to approximately 6% on customer deposit balances under $100,000.

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

                           ---------------------------

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







                                  (Continued)

            HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          ---------------------------


2.  Investment Securities

    The cost and estimated fair value of securities held by the Bank as of September 30, 1997 and 1996 are summarized as follows:

                                                                 1997
                                            --------------------------------------------------
                                            Amortized    Unrealized   Unrealized
                                               Cost         Gains       Losses      Fair Value
                                               ----         -----       ------      ----------
Securities, available-for-sale:
  Federal Home Loan Mortgage, capital
   stock, 77,088 shares                    $    75,482   $ 2,641,870   $            $ 2,717,352
                                           ===========   ===========   ========     ===========
Securities, held-to-maturity:
  Debt Securities:
    U.S. Government and Federal Agencies   $ 9,501,551   $             $  8,171     $ 9,493,380
    Municipal bonds                            213,211                    2,881         210,330
                                           -----------   -----------   --------     -----------
                                             9,714,762                   11,052       9,703,710
                                           -----------   -----------   --------     -----------
  Mortgage-backed Securities                    66,744         1,815                     68,559
                                           -----------   -----------   --------     -----------

  Federal Home Loan
    Bank of Cincinnati, capital
     stock - 12,831 shares                   1,283,100                                1,283,100
                                           -----------   -----------   --------     -----------
                                           $11,064,606   $     1,815   $ 11,052     $11,055,369
                                           ===========   ===========   ========     ===========

                                                                 1996
                                            --------------------------------------------------
                                            Amortized    Unrealized   Unrealized
                                               Cost         Gains       Losses      Fair Value
                                               ----         -----       ------      ----------
Securities, available-for-sale:
  Federal Home Loan Mortgage, capital
   stock, 19,272 shares                    $    75,482   $ 1,805,947   $            $ 1,881,429
                                           ===========   ===========   ========     ===========
Securities, held-to-maturity:
  Debt Securities:
    U.S. Government and Federal Agencies   $ 8,996,019   $     5,625   $ 98,574     $ 8,903,070
    Municipal bonds                            213,083                   11,392         201,691
                                           -----------   -----------   --------     -----------
                                             9,209,102         5,625    109,966       9,104,761
                                           -----------   -----------   --------     -----------
 Mortgage-backed Securities                     97,864           569                     98,433
                                           -----------   -----------   --------     -----------
 Federal Home Loan
   Bank of Cincinnati, capital
    stock - 11,958 shares                    1,195,800                                1,195,800
                                           -----------   -----------   --------     -----------
                                           $10,502,766   $     6,194   $109,966     $10,398,994
                                           ===========   ===========   ========     ===========

                                   (Continued)

            HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           ---------------------------

    The amortized cost and estimated market value of debt securities at September 30, 1997, by contractual maturity, are as follows:

                                                                     Estimated
                                                       Amortized       Market
                                                         Cost          Value
                                                         ----          -----
      Due after one year through five years          $ 9,501,551   $ 9,493,380
      Due after five through ten years                   104,725       102,778
      Due after ten years                                108,486       107,552
                                                     -----------   -----------
                                                     $ 9,714,762   $ 9,703,710
                                                     ===========   ===========

    In accordance with the requirements of SPAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities, "the unrealized gain on securities available-for-sale of $2,641,870 net of deferred income taxes of $898,236 has been recorded as a separate component of stockholders' equity as of September 30, 1997.


    For the year ended September 30, 1997, the Bank received $3,000,000 from the call of four debt securities backed by a U.S. Government agency, which was classified as held-to-maturity. For the year ended September 30, 1996, the Bank received $500,000 from the call of a debt security backed by a U.S. Government agency, which was classified as held-to-maturity. There were no sales of securities for the years ended September 30, 1995.

3.  Loans Receivable

    Loans receivable, net at September 30, 1997 and 1996 consists of the following:

                                                         1997         1996
                                                         ----         ----
    Loans secured by first lien mortgages
     on real estate:

      Multi-family residential property               3,449,405     3,558,839
      Commercial properties                           3,035,878     3,228,376
      Construction                                    3,534,550     3,891,250
      Agricultural                                    2,996,550     2,351,985

    Consumer loans:
      Home equity                                     1,495,124     1,278,828
      Home improvement and personal                   1,617,668     1,176,371
      Loans secured by savings deposits                 482,938       407,469
                                                    -----------   -----------
                                                     83,696,185    80,196,847

    Loans in process                                 (1,890,397)   (2,167,621)
    Provisions for loan losses                         (308,250)     (297,250)
    Deferred loan origination fees                     (236,260)     (229,640)
                                                    -----------   -----------
      Loans receivable, net                         $81,261,278   $77,502,336
                                                    ===========   ===========

                                   (Continued)

               HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARY
                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           ---------------------------

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

    The Bank provides an allowance to the extent considered necessary to provide for losses that may be incurred upon the ultimate realization of loans. The changes in the allowance on loan losses is analyzed as follows:

                                            Year Ended September 30,
                                        -------------------------------
                                          1997       1996        1995
                                          ----       ----        ----
    Balance at beginning or period      $297,250   $297,292    $252,019
    Additions charged to operations       11,000      7,500      91,982
    Charge-offs                                      (7,542)    (49,297)
    Recoveries                                                    2,588
                                        --------   --------    --------
    Balance at end of period            $308,250   $297,250    $297,292
                                        ========   ========    ========

    The following is a summary of non-performing loans (in thousands) at September 30, 1997, 1996, and 1995, respectively:


                                                September 30,
                                        -------------------------------
                                          1997       1996        1995
                                          ----       ----        ----
    Non-accrual loans                    $          $           $
    Loans past due 90 days or more         520        866         667
                                         -----      -----       -----

    Total non-performing loan balances   $ 520      $ 866       $ 667
                                         =====      =====       =====

    At September 30, 1997 and 1996, the Bank had identified no impaired loans as defined by SPAS No. 114. There were no loans in non-accrual status, and as such, all interest income earned for the years ended September 30, 1997 and 1996 on the loans outstanding has been included in income.

    Loans to executive officers and directors, including loans to affiliated companies of which executive officers and directors are principal owners, and loans to members of the immediate family of such persons at September 30, 1997 and 1996 are summarized as follows:

                                                        September 30,
                                                  ------------------------
                                                     1997          1996
                                                     ----          ----

    Balance at beginning of period                $ 194,446     $ 207,696
      Additions during year                           3,050
      Repayments                                     (9,639)      (13,250)
                                                  ---------     ---------
    Balance at end of period                      $ 187,857     $ 194,446
                                                  =========     =========


                                   (Continued)

               HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARY
                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           ---------------------------

4. Premises and Equipment

    Office premises and equipment included the following:

     Description                           Useful Life      1997        1996
     -----------                           -----------      ----        ----
     Land, buildings and improvements      30-45 years   $  839,285  $  839,285
     Furniture, fixtures and equipment      5-10 years      604,099     548,357
                                                         ----------  ----------
                                                          1,443,384   1,387,642
         Less accumulated depreciation                     (787,187)   (729,722)
                                                         ----------  ----------
                                                         $  656,197  $  657,920
                                                         ==========  ==========

    Depreciation expense for the years ended September 30, 1997, 1996 and 1995 amounted to $55,017, $58,344, and $70,496, respectively. In fiscal year 1997, payments totaling $39,017 were made to an affiliate of a Director for improvements made to the Bank's main office.

5.  Deposits

    Deposit account balances as of the dates indicated are summarized as follows:

                                                        September 30,
                                                  ------------------------
                                                     1997          1996
                                                     ----          ----
    Demand deposit accounts, non-interest
      bearing                                     $   317,760    $   487,377
    Passbook accounts with a weighted average
      rate of 2.79% at September 30, 1997 and
      1996                                          7,778,239      8,328,830
    NOW and MMDA deposits with a weighted
      average rate of 2.45% and 2.47% at
      September 30, 1997 and 1996, respectively     8,565,254      7,908,815
                                                  -----------    -----------
                                                   16,671,971     16,725,022

    Certificate of deposits with a weighted
      average interest rate of 5.63% and 5.84%
      at September 30, 1997 and 1996,
      respectively                                 61,957,234     60,221,188
                                                  -----------    -----------
            Total Deposits                        $78,629,205    $76,946,210
                                                  ===========    ===========
    Jumbo certificates of deposit (minimum
      denomination of $100,000)                   $ 4,315,449    $ 3,211,065
                                                  ===========    ===========



                                   (Continued)

               HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARY
                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           ---------------------------

    Certificates of deposit by maturity at September 30, 1997 and 1996 (in thousands) are as follows:

                                                        September 30,
                                                     --------------------
                                                         1997     1996
                                                         ----     ----
    Within one year                                  $ 44,890    $ 39,678
    Over 1 to 3 years                                  15,427      17,707
    Maturing in years thereafter                        1,640       2,836
                                                     --------    --------
                                                     $ 61,957    $ 60,221
                                                     ========    ========
    Certificates of deposit by maturity and interest rate category at September 30, 1997 (in thousands) are as follows:

                                              Amount Due
                       --------------------------------------------------------
                       Less Than                           After 3
                       One Year    1-2 Years    2-3 Years    Years       Total
                       --------    ---------    ---------    -----       -----
    4.01-6.00%         $ 40,265     $ 7,000      $ 3,767    $  729     $ 51,761
    6.01-8.00%            4,625       2,795        1,860       916       10,196
                       --------     -------      -------    ------     --------
                       $ 44,890     $ 9,795      $ 5,627    $1,645     $ 61,957
                       ========     =======      =======    ======     ========

    Interest expense on deposits for the periods indicated is summarized as follows:

                                               Years Ended September 30,
                                       --------------------------------------
                                            1997          1996         1995
                                            ----          ----         ----
    Money market and NOW account       $   202,209   $   195,471  $   212,952
    Savings Accounts                       217,967       224,418      283,208
    Certificates                         3,414,630     3,481,339    3,310,953
                                       -----------   -----------  -----------
                                       $ 3,834,806   $ 3,901,228  $ 3,807,113
                                       ===========   ===========  ===========

    The Bank maintains arrangements for clearing NOW and MMDA accounts with the Federal Home Loan Bank of Cincinnati. The Bank is required to maintain adequate collected funds in its Demand Account to cover average daily clearings. The Bank was in compliance with this requirement at September 30, 1997 and 1996. At September 30, 1997, the Bank had pledged $800,000 of their overnight deposits held by the FHLB of Cincinnati to secure certain customer deposit balances.










                                   (Continued)

               HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARY
                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           ---------------------------

6. Income Taxes

    Effective January 1, 1993, the Bank adopted SPAS No. 109 "Accounting for Income Taxes" which requires an asset and liability approach to accounting for income taxes.

    The provision for income taxes for the periods indicated consist of the following:

                                              Years ended September 30,
                                         -----------------------------------
                                            1997         1996        1995
                                            ----         ----        ----
    Federal income tax expense:
      Current expense                    $ 762,596    $ 690,171   $ 402,949
      Deferred expense (benefit)             8,041     (101,427)     56,064
                                         ---------    ---------   ---------
                                         $ 770,637    $ 588,744   $ 459,013
                                         =========    =========   =========

    Deferred income taxes result from temporary differences in the recognition of income and expenses for tax and financial statement purposes. The source of these temporary differences and the tax effect of each are as follows:

                                              Years ended September 30,
                                         -----------------------------------
                                            1997         1996        1995
                                            ----         ----        ----

    Deposit insurance                      $ 182,261  $ (182,261)   $
    FHLB stock                                29,682      27,200      24,174
    Allowance for loan losses               (196,898)     57,357      35,947
    Other, net                                (7,004)     (3,723)     (4,057)
                                           ---------  ----------    --------
         Net deferred tax expense
          (benefit)                        $   8,041  $ (101,427)   $ 56,064
                                           =========  ==========    ========

    For the periods indicated, total income tax expense differed from the amounts computed by applying the U.S. Federal income tax rate of 34% to income before income taxes as follows:

                                              Years ended September 30,
                                         -----------------------------------
                                            1997         1996        1995
                                            ----         ----        ----

    Expected income tax expense at
     federal tax rate                    $ 763,947     $ 570,830  $ 459,013
    Other, net                               6,690        17,914
                                         ---------     ---------  ---------
      Total income tax expense           $ 770,637     $ 588,744  $ 459,013
                                         =========     =========  =========
    Effective income tax rate                 34.3%         35.1%      34.0%
                                         =========     =========  =========



                                   (Continued)

            HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           ---------------------------

    Deferred tax assets and liabilities as of September 30,1997 and 1996 consisted of the following:

                                                   1997            1996
    Deferred tax assets:
      Deferred loan fee income                   $ 80,328       $ 78,077
      Deposit insurance assessment                               182,261
      Allowance for loan losses                   103,593
                                                 --------       --------
                                                  183,921        260,338
                                                 --------       --------
    Deferred tax liabilities:
      FHLB stock                                  239,802        210,120
      Allowance for loan losses                                   93,305
      Fixed asset basis over tax basis             49,519         62,293
                                                 --------       --------
                                                  289,321        365,718
                                                 --------       --------
      Net deferred tax liability                 $105,400       $105,380
                                                 ========       ========

    In addition to the net deferred tax liability at September 30,1997 of $105,400 outlined in the preceding table, the financial statements include a deferred tax liability of $898,236 that was charged against the unrealized gain on securities available-for-sale of $2,641,870. The net amount of $1,743,634 is recorded as a separate component of stockholders' equity.

    For the years ended September 30, 1996 and 1995, the Bank was allowed a special bad debt deduction limited generally to eight percent (8%) of otherwise taxable income and subject to certain limitations based on aggregate loans and savings account balances at the end of the year. If the amounts qualifying as deductions under the Internal Revenue Code provision were later used for purposes other than bad debt losses, they would be subject to Federal income tax at the then current corporation rate.

    In 1996, the Internal Revenue Service repealed this special provision for thrift institutions, such as the Bank, for determining the allowable tax bad debt reserves. Effective for tax years ending December 31, 1996 or after, fiscal year September 30, 1997 for the Bank, all thrift institutions are taxed as other banking institutions. Institutions under $500 million in assets are allowed to use the reserve method of determining their bad debt deduction based on their actual experience while larger institutions (over $500 million) must use the specific charge off method in determining their deduction. Tax bad debt reserves accumulated since September 30, 1988 must be included in taxable income of the Bank prorated over a six year period, beginning in the tax year effected by the change. This change did not have a material impact on the Bank as a deferred tax liability was provided for these accumulated reserves. The accumulated tax bad debt reserves as of September 30, 1988, which amounts to approximately $2,134,000 is only subject to being taxed at a later date under certain circumstances, such as the Bank converting to a type of institution that is not considered a bank for tax purposes. These financial statements do not include any deferred tax liability related to the accumulated tax bad debt reserves as of September 30, 1988.



                                   (Continued)

            HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                 --------------

7. Stockholders' Equity and Regulatory Capital

   Regulatory Capital. The Bank is subject to minimum regulatory capital requirements promulgated by the Office of Thrift Supervision (OTS). Such minimum capital standards generally require the maintenance of regulatory capital sufficient to meet each of three tests, hereinafter described as the tangible capital requirement, the core capital requirement and the risk-based capital requirement. The tangible capital requirement provides for minimum tangible capital (defined as stockholders' equity less all intangible assets) equal to 1.5% of adjusted total assets. The core capital requirement provides for minimum core capital (tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets such as capitalized mortgage servicing rights) equal to 3.0% of adjusted total assets. The risk-based capital requirement provides for the maintenance of core capital plus general loss allowances equal to 8.0% of risk-weighted assets. In computing risk-weighted assets, the Bank multiplies the value of each asset on its statement of financial condition by a defined risk-weighting factor, e.g., one-to-four family residential loans carry a risk-weighted factor of 50%.

   As of September 30, 1997, the Bank's regulatory capital exceeded all minimum regulatory capital requirements as shown in the following table:




                                                         Regulatory Capital
                                   -------------------------------------------------------------
                                   Tangible              Core               Risk-based
                                   Capital   Percent    Capital    Percent    Capital    Percent
                                  ---------  -------    -------    -------    -------    -------
                                                        (in thousands)

Capital under generally
accepted accounting principles      $25,136       %     $25,136         %     $25,136         %

Adjustments:
  Net unrealized appreciation
  on securities available-for
  sale                               (1,744)             (1,744)               (1,744)
 General valuation allowances                                                     235
                                   --------             -------                ------

Regulatory capital computed          23,392   21.3       23,392     21.3       23,627     43.1
Minimum capital requirement           1,605    1.5        3,210      3.0        4,387      8.0
                                    -------   ----      -------     ----      -------     ----
Regulatory capital-excess           $21,787   19.8%     $20,182     18.3%     $19,240     35.1%
                                    =======   ====      =======     ====      =======     ====

   Retained Earnings Restriction. Retained earnings at September 30, 1997 includes tax bad debt reserves of approximately $2,134,000 accumulated prior to December 31, 1987, for which no Federal income tax has been provided. These tax bad debt reserves are only taxable in certain circumstances, such as if the Bank converted to an institution that did not qualify as a bank for tax purposes (see Note 6).


                                     (Continued)
                                          34

               HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARY
                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                 --------------

   Liquidation Account. Upon conversion to a capital stock savings bank, eligible account holders who continued to maintain their deposit accounts in the Bank were granted priority in the event of the future liquidation of the Bank through the establishment of a special "Liquidation Account" in an amount equal to the consolidated net worth of the Bank at March 31, 1995. The liquidation account was $10,236,488 at March 31, 1995 and will be reduced in proportion to reductions in the balance of eligible account holders as determined on each subsequent fiscal year end. The existence of the liquidation account will not restrict the use or application of net worth except with respect to the cash payment of dividends. The Bank may not declare or pay a cash dividend on or repurchase any of its common stock if the effect thereof would cause its regulatory capital to be reduced below the amount required for the liquidation account.

   Dividend Restrictions. The payment of cash dividends by the Bank on its Common Stock is limited by regulations of the OTS. Interest on savings accounts will be paid prior to payments of dividends on common stock. The Bank may not declare or pay a cash dividend to the Company in excess of the greater of (i) 100% of its net income to date during the current calendar year plus the amount that would reduce by one-half the Bank's capital ratio at the beginning of the year or (ii) 75% of its net income over the most recent four quarter period without prior OTS approval. Additional limitation on dividends declared or paid, or repurchases of the Bank stock are tied to the Bank's level of compliance with its regulatory capital requirements.

8. Retirement Benefits

   Retirement Benefits. The Bank maintained a noncontributory defined benefit pension plan (Pension Trust) for the year ended September 30, 1993, which covered all full-time employees with one year of service who had attained the age of 21. Effective October 1, 1993, the Bank's Board of Directors terminated the Pension Trust, and effective the same date approved the Bank's participation in the Pentegra Retirement Fund ("Pentegra"), a multi-employer defined benefit retirement plan. Net assets of the Pension Trust were transferred to the Pentegra Plan on October 1, 1993.

   The multi-employer pension plan covers all full-time employees with one year of service who have attained the age of 21. Under a multi-employer defined benefit plan, pension expense is the amount of the annual required contribution, and a liability will be recognized only for contributions which are due but unpaid at the end of the accounting period. Pension expense was $-0-, $-0-, and $30,843 for the years ended September 30, 1997, 1996, and 1995, respectively.

   Effective April 1, 1993, the Board of Directors adopted an employee pension benefit plan (referred to as a "401K Plan") as described under the Employees' Retirement Income Security Act of 1974. Under the Plan, the Bank is required to match 25% of employee contributions up to a maximum of 1.5% of eligible compensation. The Plan covers all full-time employees. The Bank contributed $7,440, $6,888, and $7,485 to the Plan for the years ended September 30, 1997, 1996, and 1995, respectively.

   Employee Stock Ownership Plan. In connection with the stock conversion September 30, 1995, the Company established an internally leveraged Employee Stock Ownership Plan (the "ESOP") which covers substantially all full time employees. The ESOP borrowed $1,745,700 from the Company and purchased 174,570 shares of common stock of the Company at the date of conversion. The loan is to

                                   (Continued)

               HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARY
                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                 --------------

   be repaid in annual installments over a 15 year period with interest, which is based on the published prime rate (currently 8.50%) per the Wall Street Journal.

   The Bank makes annual contributions to the ESOP Trust equal to the ESOP's debt service requirement less dividends, if any, received by the ESOP which are used for debt service. Dividends of $57,026 and $67,500 were used in fiscal year 1997 and 1996 to pay ESOP debt service. The ESOP shares are pledged as collateral on the debt. As the debt is repaid, shares are released from collateral and allocated to active participants based on a formula specified in the ESOP agreement.

   ESOP compensation was $192,027 for the year ended September 30, 1997. For 1997, 11,638 shares were released from collateral. At September 30, 1997, there were 151,294 unallocated ESOP shares having a fair value of $2,458,528. ESOP compensation was $169,068 for the year ended September 30, 1996. For 1996, 11,638 shares were released from collateral. At September 30, 1996, there were 162,932 unallocated ESOP shares having a fair value of $2,851,275.

   Option Plan. On January 21, 1997, the stockholders of the Company approved the establishment of the Harrodsburg First Financial Bancorp, Inc. 1996 Stock Option Plan. Under the Option Plan, the Company may grant either incentive or non-qualified stock options to Directors and key employees for an aggregate of 200,000 shares of the Company's common stock, with an exercise price equal to the fair market value of the stock at the date of the award. Upon exercise of the options, the Company may issue stock out of authorized shares or purchase the stock in the open market. The option to purchase shares expires ten years after the date of the grant. Effective with the approval of the Option Plan, options to purchase 190,000 shares of common stock were awarded to key employees and directors with an exercise price of $16.50 per share. The options vest, and thereby become exercisable, at the rate of 20% on the date of grant, January 21, 1997, and 20% annually thereafter. The Options become vested immediately in the case of death or disability, or upon a change in the control of the Company.

   A summary of option transactions for the year ended September 30, 1997 are as follows:


                                                        Option      Number
                                                        Price      of Units
                                                       --------    --------

    Balance outstanding at beginning of year
    Granted                                              $16.50     190,000
                                                                    -------
    Exercised
    Balance outstanding at end of year                   $16.50     190,000
                                                                    =======
    Shares exercisable                                               38,000
                                                                    =======
    Shares available for grant                                       10,000
                                                                    =======


   In October 1995, the Financial Accounting Standards Board issued SPAS No. 123 "Accounting for Stock-Based Compensation," which was effective for fiscal years beginning after December 15, 1995. The new standard defines a fair value method of accounting for stock options and similar equity instruments. Under the fair value method, compensation cost is measured at the grant date, based on the fair value of the award and is recognized over the service period, which is usually the vesting period.

                                     (Continued)
                                         36

            HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                 --------------

   Companies are not required to adopt the fair value method of accounting for employee stock-based transactions, and may continue to account for such transactions under Accounting Principles Board (APB) Opinion No. 25 "Accounting for Stock Issued to Employees." Under this method the compensation cost is measured by the difference between the value of the Company's stock at the date of the award, and the exercise price to be paid by the employee. If a company chooses to report stock based compensation under APB 25, they must disclose the pro forma net income and earnings per share as if the Company had applied the new method of accounting. Accordingly, the following table shows the Company's net income and earnings per share on a pro forma basis as if the compensation cost for the stock options awarded were accounted for in accordance with SPAS No. 123 for the year ended September 30, 1997.

                                Reported Per Consolidated
                                    Financial Statements        Pro Forma Amount
                                          1997                         1997
                                      -----------                   -----------
    Net income                         $1,476,266                    $1,286,598
                                       ==========                    ==========
    Earnings per share                 $     0.78                    $     0.68
                                       ==========                    ==========

   Employee Recognition Plan. On January 21, 1997, the stockholders of the Company approved the establishment of the First Federal Savings Bank of Harrodsburg Restricted Stock Plan (RSP). The objective of the RSP is to enable the Bank to attract and retain personnel of experience and ability in key positions of responsibility. Those eligible to receive benefits under the RSP will be such employees as selected by members of a committee appointed by the Company's Board of Directors. The RSP is a non~ualified plan that is managed through a separate trust. The Bank will contribute sufficient funds to the RSP Trust for the purchase of up to 85,000 shares of common stock.

   Awards made to employees will vest 20% on each anniversary date of the award. Shares will be held by the trustee and are voted by the RSP trustee as directed by the participant for those shares earned or by the Committee for those shares held, but unearned or unawarded. Any assets of the trust are subject to the general creditors of the Company. All shares awarded vest immediately in the case of a participant's death, disability, or upon a change in control of the Company. The Company intends to expense RSP awards over the years during which the shares are payable, based on the fair market value of the common stock at the date of the grant to the employee. As of September 30, 1997, no awards had been made under the RSP.

9. Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk

   The Bank is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include mortgage commitments outstanding which amounted to approximately $629,800 plus unused lines of credit granted to customers totaling $1,734,061 at September 30, 1997. None of the mortgage loan commitments at September 30, 1997 were for fixed rate loans. At September 30, 1996 mortgage commitments outstanding amounted to approximately $931,000 and unused lines of credit amounted to $1,588,846. Mortgage loan commitments for fixed rate loans at September 30, 1996 totaled

                                   (Continued)
                                       37

               HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARY
                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                 --------------

    $128,000. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets.

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

10. Earnings Per Share

    Earnings per share for the years ended September 30, 1997 and 1996 was calculated by dividing net income of $1,476,266 and $1,090,167 by the weighted average number of shares of common stock outstanding during the year, which was 1,896,684 and 1,998,877 for the years ended September 30, 1997 and 1996, respectively. Earnings per share for fiscal year 1995 and is not shown because the stock conversion was effective September 29, 1995.

11. Trust Accounts

    The Bank maintained two Trust accounts during the year ended September 30, 1997. The following is a summary of the Trust Department assets at September 30, 1997:

          Description                       September 30, 1997
         ------------                       ------------------

    Cash in passbook and checking account        $  3,331
    Certificates of deposit                        22,021
                                                 --------
        Total                                    $ 25,352
                                                 ========

12. Disclosures about Fair Value of Financial Instruments

    In December 1991, the FASB issued SPAS No. 107, "Disclosures About Fair Value of Financial Instruments." This statement extends the existing fair value disclosure practices for some instruments by requiring all entities to disclose the fair value of financial instruments (as defined), both assets and liabilities recognized and not recognized in the statements of financial condition, for which it is practicable to estimate fair value.

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

                                   (Continued)
                                       38

               HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARY
                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                 --------------

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

    The estimated fair value of the Company's financial instruments at September 30, 1997 are as follows:



                                            Carrying            Fair
                                             Amount             Value
                                           ----------         --------

    Assets
      Cash and cash equivalents            $ 12,620,793    $ 12,620,793
      Certificates of deposit                   600,000         600,000
      Securities available-for-sale           2,717,352       2,717,352
      Securities held-to-maturity            11,064,606      11,055,369
      Loans receivable, net                  81,261,278      80,729,161
    Liabilities
      Deposits                               78,629,205      78,762,257
    Unrecognized Financial Instruments
      Loan commitments                                          629,800
      Unused lines of credit                                  1,734,061

                                  (Continued)
                                       39

            HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                 ---------------

13. Harrodsburg First Financial Bancorp, Inc. Financial Information (Parent Company Only)

    The parent company's principal assets are its investment in the Bank and cash balances on deposit with the Bank. The following are condensed financial statements for the parent company as of September 30, 1997.

                    Harrodsburg First Financial Bancorp, Inc.
                   Condensed Statement of Financial Condition
                               September 30, 1997


    Assets:
      Cash and due from banks                                      $ 4,428,608
      Investment in subsidiary                                      25,136,128
      Other assets                                                     209,451
                                                                   ------------
      Total assets                                                  29,774,187
                                                                   ============
     Liabilities and Sfockholders' Equity:
      Accounts payable                                                 $ 1,363
                                                                   ------------
    Stockholders' equity
      Common stock                                                     218,213
      Additional paid-in capital                                    21,077,239
      Retained earnings                                             11,037,504
      Net unrealized appreciation on securities available-for-sale   1,743,634
      Treasury stock, 157,369 shares, at cost                       (2,790,826)
      Unearned ESOP shares                                          (1,512,940)
                                                                   ------------
       Total stockholders' equity                                   29,772,824
                                                                   ------------
        Total liabilities and stockholders' equity                $ 29,774,187
                                                                  =============



                                   (Continued)
                                       40

               HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARY
                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                 ---------------

                       Harrodsburg First Financial Bancorp, Inc.
                          Condensed Statement of Income
                          year ended September 30, 1997

    Income:                                                         $
                                                                   ------------

    Expense:
    Legal fees                                                          24,192
    Franchise and license tax                                           60,064
    Transfer agent fees                                                  9,000
    Accounting fees                                                      9,880
    Other operating expenses                                            18,496
                                                                   ------------
                                                                       121,632
                                                                   ------------
    Net loss before tax benefit                                       (121,632)
    Income tax benefit                                                  34,561
                                                                   ------------
    Net loss before equity in undistributed net income of
     subsidiary                                                        (87,071)
    Equity in undistributed net income of subsidiary                 1,563,337
                                                                   ------------
       Net income                                                   $1,476,266
                                                                   ============

                    Harrodsburg First Financial Bancorp, Inc.
                        Condensed Statement of Cash Flows
                          year ended September 30, 1997


    Cash flows from operating activities:
      Net income                                                   $ 1,476,266
      Adjustments to reconcile net income to net cash
        provided by operating activities:
        Equity in undistributed net income of subsidiary            (1,563,337)
        Increase in other receivables                                   29,406
        Decrease in other liabilities                                     (964)
                                                                   ------------
         Net cash used by operating activities                         (58,629)
                                                                   ------------
    Cash flows from investing activities:
         Net cash provided (used) by investing activities
                                                                   ------------
    Cash flows from financing activities:
       Dividends paid                                               (1,059,469)
       Purchase of common stock                                     (2,001,331)
                                                                   ------------
         Net cash used by financing activities                      (3,060,800)
                                                                   ------------
    Net decrease in cash and cash equivalents                       (3,119,429)
    Cash and cash equivalents at beginning of period                 7,548,037
                                                                   ------------
    Cash and cash equivalents at end of period                     $ 4,428,608
                                                                   ============

                                   (Continued)

               HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARY
                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                 ---------------

    14. Harrodsburg Savings and Loan Service Corporation

    In 1978, the Bank formed Harrodsburg Savings and Loan Service Corporation, a wholly owned subsidiary, by purchasing its stock for $15,000. The Subsidiary was creased to hold stock in a not for profit corporation that provides on line computer processing and inquiry service for the Bank and other savings and loan institutions.

    Summary balance sheets for the wholly owned subsidiary are as follows:

                     Harrodsburg Savings & Loan Service Corporation
                      Balance Sheets, September 30, 1997 and 1996

                                 ---------------

    ASSETS                                            1997      1996
                                                    -------    ------
    Investments                                     $l5,000    $15,000
                                                   ========    =======
    STOCKHOLDERS' EQUITY
    Common stock                                    $15,000    $15,000
                                                   ========    =======

    The Service Corporation did not receive income nor did it incur expense during the years ended September 30, 1997 and 1996.

15. Stock Purchase

    On March 18, 1996, the Board of Directors of the Company authorized the repurchase of up to 5% or 109,106 shares of the Company's stock. Subsequently, 49,392 shares were repurchased at a total cost of$789,495. This plan, as approved by OTS, expired September 30, 1996. On September 16, 1996, the Board of Directors filed a second application, which was subsequently approved by OTS, to purchase up to 5% of the then outstanding stock. During fiscal year 1997, the Company repurchased 107,977 shares of common stock at a total cost of $2,001,331. On September 15, 1997, the Board of Directors approved filing an application with OTS to purchase up to an additional 5% of the outstanding shares of common stock as of that date.

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

Debbie C. Roach                                                 Teresa W. Noel
Secretary of the Bank and the Company                           Treasurer of the Bank and the
                                                                Company

-------------------------------------------------------------------------------
                                OFFICE LOCATIONS

104 South Chiles Street                            216 South Main Street
Harrodsburg, Kentucky 40330                        Lawrenceburg, Kentucky 40342

-------------------------------------------------------------------------------

                                 GENERAL INFORMATION


Independent Accountants                 Special Counsel                            Annual Report on Form 10K
Miller, Mayer, Sullivan, & Stevens,     Malizia, Spidi, Sloane, & Fisch, P.C.      A COPY OF THE COMPANY'S
LLP                                     One Franklin Square                        1997 ANNUAL REPORT ON FORM
2365 Harrodsburg Road                   1301 K Street, N.W., Suite 700 East        10-K WITHOUT EXHIBITS WILL
Lexington, KY 40504-3399                Washington, DC 20005                       BE FURNISHED WITHOUT
                                                                                   CHARGE TO STOCKHOLDERS
General Counsel                         Annual Meeting                             AS OF THE RECORD DATE FOR
David Patrick                           The 1998 Annual Meeting of                 THE 1998 ANNUAL MEETING
Attorney-at-Law                         Stockholders will be held on January       UPON WRITTEN REQUEST TO
321 South Main Street                   26, 1998 at 2:00 p.m. at First Federal     JACK D. HOOD, HARRODSBURG
Harrodsburg, KY40330                    Savings Bank of Harrodsburg, 104           FIRST FINANCIAL BANCORP,
                                        South Chiles Street, Harrodsburg, KY       INC., P. O. BOX 384, 104 SOUTH
Walter Patrick                                                                     C H I L E S  S T R E E T.
Attorney-at-Law                         Transfer Agent                             HARRODSBURG, KY 40330
Gordon Building                         Illinois Stock Transfer
P.O. Box 178                            223 West Jackson Blvd., Suite 1210
Lawrenceburg, KY 40342                  Chicago, IL 60606