Form 10-K, Exhibit 13
period 1998-09-30
HARRODSBURG FIRST FINANCIAL BANCORP INC
filed 1998-12-29
CIK 946738

--------------------------------------------------------------------------------

1998 ANNUAL REPORT

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


Market for the Common Stock

Since October 4, 1995, the Common Stock of the Company has been listed for trading under the symbol "HFFB" on the National Association of Securities Dealers, Inc. Automated Quotation ("NASDAQ") National Market. As of December 8, 1998, there were 1,882,918 shares of the Common Stock issued and outstanding, held by approximately 521 stockholders of record, including beneficial owners in nominee or street name.

Dividends

On March 18, 1996, the Board of Directors of the Company established a policy whereby the Company will pay a semi-annual cash dividend of $.20 per share payable as of the 15th day of each April and October or the first business day thereafter if such day is not a business day, to stockholders of record as of the last business day of the month following the end of such semi-annual period. The regular semi-annual dividend of $0.20 per share was payable on October 15, 1998 to stockholders of record on September 30, 1998. On September 21, 1998, the Board of Directors declared a special dividend of $.30 per share payable on October 16, 1998, to stockholders of record as of October 1, 1998. The Board of Directors of the Company periodically reviews its dividend policy. Any change in the Company's dividend policy, as determined by the Board of Directors, will depend on the Company's debt and equity structure, earnings, regulatory capital requirements, and other factors, including economic conditions, regulatory restrictions, and tax considerations. See Note 7 of Notes to Consolidated Financial Statements for restrictions on the payment of cash dividends. For further information on stock prices and dividends, see Stock Prices and Dividends (page 3).
                                TABLE OF CONTENTS
--------------------------------------------------------------------------------

Harrodsburg First Financial Bancorp, Inc...............................................................Inside Front Cover
Market and Dividend Information........................................................................Inside Front Cover
Letter to Stockholders..................................................................................................1
Selected Financial and Other Data.......................................................................................2
Management's Discussion and Analysis of Financial Condition and Results of Operations...................................4
Financial Statements...................................................................................................17
Corporate Information...................................................................................Inside Back Cover

                             LETTER TO STOCKHOLDERS
--------------------------------------------------------------------------------


To Our Stockholders

On behalf of the Board of Directors of Harrodsburg First Financial Bancorp, Inc., I am pleased to provide you with our fiscal year 1998 Annual Report to Stockholders, our third full year as a public company.

The Company's consolidated net income for fiscal year 1998 was $1.4 million or $.79 a share. Total assets at September 30, 1998 were $109.9 million, deposits were $79 million, and the net loan balance was $85.3 million. Stockholders equity totaled $29.0 million at September 30, 1998, or $16.24 per share.

During fiscal year 1998, $1.7 million of the Company's stock was repurchased. As of September 30, 1998, a total of 258,607 shares had been repurchased in open market transactions. In October 1998, the Board announced another repurchase plan of an additional 5% of the outstanding shares of the Company. The Board believes that the repurchases will improve liquidity in the market for the common stock and is expected to increase the Company's earnings per share and book value per share.

The Board and management are well aware of the potential impact of the Year 2000. A plan has been developed, and appropriate action is being taken. Management does not anticipate any adverse effects, and the Year 2000 issues are further addressed in the Management Discussion and Analysis section of this report.

During fiscal year 1998, the Board approved a dividend reinvestment plan, and this will be available with the anticipated April dividend. Also introduced during the year was a Direct Teller phone line whereby customers can access information on their accounts 24 hours a day, seven days a week. During fiscal 1998 the Board applied and received permission from the Office of Thrift Supervision to establish an additional branch location in Lawrenceburg. It is expected that construction will begin in the spring of 1999.

On a sad note, during fiscal 1998, Jack L. Coleman, Sr., a Director of the Company and the Bank, passed away. Jack had served as a Director for 29 years, and he is greatly missed.

We want to thank you for the trust and confidence you have shown in Harrodsburg First Financial Bancorp, Inc., and we look forward to serving you in fiscal 1999.

Sincerely,

/s/ Jack Hood
-------------------------------------
Jack Hood
President and Chief Executive Officer


                        SELECTED FINANCIAL AND OTHER DATA
-----------------------------------------------------------------------------------------------------------------------


Financial Condition Data
                                                                           At September 30,
                                              ------------------------------------------------------------------------
                                                 1998            1997           1996           1995            1994
                                              -----------    -----------    -----------     -----------    -----------
                                                                          (Dollars in Thousands)
                                              ------------------------------------------------------------------------
Total Amount of:
    Assets...............................     $   109,919    $   109,638    $   108,953     $   107,234    $    91,465
    Loans receivable, net................          85,272         81,261         77,502          75,434         72,640
    Investments (1)......................          14,966         14,382         14,884           8,580          7,266
    Cash and cash equivalents............           8,074         12,621         15,065          21,990         10,350
    Deposits.............................          78,996         78,629         76,946          75,893         82,091
    Stockholders' equity.................          28,982         29,773         30,222          30,185          9,043
-------------------------------------------------------------------------------------------------------------------

Number of:
    Real estate loans outstanding........           1,601          1,668          1,710           1,745          1,764
    Deposit accounts.....................           9,590          9,594          9,524          10,559          9,930
    Full service offices.................               2              2              2               2              2

-----------------------------------------------------
(1) Includes FHLB stock, and term deposits with the FHLB.


Operating Data

                                                               For the year ended September 30,
                                              ------------------------------------------------------------------------
                                                 1998            1997           1996           1995            1994
                                              -----------    -----------    -----------     -----------    -----------
                                                                       (Dollars in Thousands)
                                              ------------------------------------------------------------------------

Interest income..........................     $     7,778    $     7,699    $     7,712     $     6,612    $     6,210
Interest expense.........................           3,897          3,835          3,901           3,807          3,277
                                              -----------    -----------    -----------     -----------    -----------
    Net interest income..................           3,881          3,864          3,811           2,805          2,933
Provision for loan losses................              96             11              8              92             60
                                              -----------    -----------    -----------     -----------    -----------
    Net interest income after
     provision for loan losses...........           3,785          3,853          3,803           2,713          2,873
Non-interest income......................             122             95            101              81             86
Non-interest expense (1).................           1,679          1,701          2,225           1,444          1,357
                                              -----------    -----------    -----------     -----------    -----------
Income before income tax expense
    and cumulative effect of change
    in accounting principle..............           2,228          2,247          1,679           1,350          1,602
Income tax expense.......................             799            771            589             459            558
                                              -----------    -----------    -----------     -----------    -----------
    Income before cumulative effect
     of change in accounting principle...           1,429          1,476          1,090           891            1,044
Cumulative effect of change in
    accounting principle (2).............                                                                           19
                                              -----------    -----------    -----------     -----------    -----------
Net income...............................     $     1,429    $     1,476    $     1,090     $       891    $     1,025
                                              ===========    ===========    ===========     ===========    ===========

--------
(1) Reflects one-time special SAIF assessment of $536,063 in fiscal 1996.
(2) Reflects adoption of Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes."

Key Operating Ratios

                                                                    At or for the year ended September 30,
                                              ------------------------------------------------------------------------
                                                 1998            1997           1996           1995            1994
                                              -----------    -----------    -----------     -----------    -----------
Performance Ratios:
Return on average assets (net income
    divided by average total assets).......          1.31%          1.36%          1.00%            .95%          1.12%

Return on average equity (net income
    divided by average equity).............          4.98           5.12           3.56            7.84          12.01

Average interest-earning assets to
    average interest-bearing liabilities...        136.40         136.34         139.15          113.08         109.11

Net interest rate spread...................          2.30           2.32           2.14            2.50           2.92

Net yield on average interest-
    earning assets.........................          3.63           3.64           3.57            3.04           3.26

Dividend payout............................         102.4           45.2           72.7             N/A            N/A

Capital Ratios:
Average equity to average assets
    (average equity divided by
    average total assets)..................         26.31          26.64          28.18           12.11           9.32

Equity to assets at period end.............         26.37          27.14          27.74           28.15           9.89

Asset Quality Ratios:
Net interest income after provision for
    loan losses to total other expenses....        225.43         226.51         170.92          187.88         211.56
Non-performing loans to total loans........           .57            .64           1.12             .88           1.86
Non-performing loans to total assets.......           .44            .47            .79             .62           1.48

Stock Prices and Dividends

The following table sets forth the range of high and low sales prices for the common stock as well as dividends declared in each quarter for 1998 and 1997. Such over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down, or commission and may not necessarily represent actual transactions.

Quarterly Stock Information

                                              Fiscal 1998                                   Fiscal 1997
                              ----------------------------------------    ------------------------------------------
                                  Stock Price Range                           Stock Price Range
                                 ------------------         Per Share        -------------------          Per Share
Quarter                          Low           High          Dividend          Low           High          Dividend
-------------------------------------------------------------------------------------------------------------------
1st                           $   16.125    $    18.250    $      0.40    $     17.50     $     19.25    $      0.15
2nd                               16.500         17.875           0.20          15.25           18.75           0.20
3rd                               16.500         17.750                         14.75           16.00
4th                               14.000         16.750           0.20          14.75           16.75
--------------------------------------------------------------------------------------------------------------------
Total                                                      $      0.80                                   $      0.35
                                                           ===========                                   ===========

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

Asset/Liability Management

Quantitative Aspects of Market Risk. The Bank does not maintain a trading account for any class of financial instrument. Further, it is not currently subject to foreign currency exchange rate risk or commodity price risk. The stock in the FHLB of Cincinnati does not have equity price risk because it is issued only to members and is redeemable for its $100 par value. The following table illustrates quantitative sensitivity to interest rate risk for financial instruments other than non-interest earning cash balances, FHLB stock and demand deposit accounts for the Bank as of September 30, 1998.

Market Rate Analysis - September 30, 1998


                                                             Expected Maturity Date
                       ---------------------------------------------------------------------------------------------------
                                                            Year ended September 30,
                       ---------------------------------------------------------------------------------------------------
                                                             (Dollars in Thousands)
                                                                                                                 Fair
                           1999         2000        2001        2002        2003      Thereafter    Total        Value
--------------------------------------------------------------------------------------------------------------------------
Assets:
 Loans-fixed:
  Balance                        $44         $42        $245        $471         $382     $14,057     $15,241     $15,721
  Interest rate                8.36%       9.45%       9.02%       8.86%        8.84%       8.19%       8.25%
 Loans-variable:
  Balance                     54,914       1,237       1,259       4,267       11,914                  73,591      75,906
  Interest rate                7.66%       6.22%       7.13%       7.31%        7.39%                   7.80%
 Investments:
  Balance                     11,159                   1,999       2,499        4,040       1,224      20,921      21,008
  Interest rate                4.27%                   6.36%       6.66%        6.28%       5.98%       5.00%
Liabilities:
 Deposits:
  Balance                     15,901                                                                   15,901      15,901
  Interest rate                2.58%                                                                    2.58%
 Deposits-certificates
  Balance                     38,962      16,148       4,397       1,416        1,779                  62,702      63,448
  Interest rate                5.45%       5.81%       5.69%      5.918%        6.14%                   5.59%

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

Management's principal strategy in managing the Bank's interest rate risk has been to maintain short and intermediate-term assets in the portfolio, including locally originated adjustable rate mortgage loans. The Bank does not actively offer long-term fixed rate loans. All fixed rate loans that are offered are secured by one to four-family owner-occupied dwellings for terms of up to 30 years. Likewise, the interest rate charged on the Bank's adjustable rate loans typically reprice after one, three, or five years with maximum periodic interest rate adjustment limits ("caps"). At September 30, 1998, the Bank had no adjustable rate loans that reprice after five years from that date. In managing its investment portfolio, the Bank seeks to purchase investments that mature on a basis that approximates the estimated maturities of the Bank's liabilities.

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

There have been no significant changes in the Bank's primary market risk exposures or methods for managing those exposures since September 30, 1998.

The Bank's future financial performance depends to a large extent on how successful it is in limiting the sensitivity of earnings and net asset value to changes in interest rates. Such sensitivity may be analyzed by examining the amount by which the market value of the Bank's portfolio equity changes given an immediate and sustained change in interest rates. Based on the latest information available, the Bank's market value of portfolio equity at September 30, 1998 would decrease by $1.4 million or 4.7% given a 200 basis point immediate and sustained increase in interest rates.

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


                                                                            Year Ended September 30,
                                       -------------------------------------------------------------------------------------------
                                                       1998                         1997                              1996
                                       ------------------------------  ------------------------------  ---------------------------
                                       Average             Average    Average              Average    Average             Average
                                       Balance  Interest  Yield/Cost  Balance   Interest  Yield/Cost  Balance  Interest Yield/Cost
                                       -------  --------  ----------  -------   --------  ----------  -------  -------- ----------
                                                                     (Dollars in Thousands)
Interest-earning assets:
   Loans receivable..................  $ 83,637  $6,550      7.83%    $ 79,642    $6,239     7.83%    $ 74,797  $5,970     7.98%
   Investment securities(3) .........    23,335   1,228      5.26       26,480     1,460     5.51       32,043   1,742     5.44
                                       --------  ------               --------    ------              --------  ------
     Total interest-earning assets...   106,972   7,778      7.27      106,122     7,699     7.25      106,840   7,712     7.22
                                                 ------                           ------                        ------

Non-interest earning assets..........     2,118                          2,031                           1,871
                                       --------                       --------                        --------
   Total assets......................  $109,090                       $108,153                        $108,711
                                       ========                       ========                        ========

Interest-bearing liabilities:
   Deposits..........................  $ 78,425   3,897      4.97     $ 77,834     3,835     4.93     $ 76,779   3,901     5.08
                                       --------  ------               --------    ------              --------  ------
   Total interest-bearing liabilities    78,425   3,897      4.97       77,834     3,835     4.93       76,779   3,901     5.08
                                                 ------                           ------                        ------

Non-interest bearing liabilities:....     1,965                          1,512                           1,296
                                       --------                       --------                        --------
   Total liabilities.................    80,390                         79,346                          78,075
Stockholders' equity.................    28,700                         28,807                          30,636
                                       --------                       --------                        --------
   Total liabilities & stockholders'
     equity .........................  $109,090                       $108,153                        $108,711
                                       ========                       ========                        ========
Net interest income..................             3,881                           $3,864                        $3,811
                                                 ======                           ======                        ======
Interest rate spread(4)..............                        2.30%                           2.32%                         2.14%
                                                             ====                            ====                          ====
Net yield on interest-earning
   assets(5) ........................                        3.63%                           3.64%                         3.57%
                                                             ====                            ====                         =====
Ratio of average interest-earning
   assets to average interest-
   bearing liabilities ..............                      136.40%                         136.34%                       139.15%
                                                           ======                          ======                        ======

--------

3 Includes interest-bearing overnight deposits and term deposits with FHLB.
4 Interest-rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
5 Net yield on interest-bearing assets represents net interest income as a percentage of average interest-earning assets.

The net interest margin is a key measure in determining the Bank's income performance. The Bank's net interest margin was 3.63% for the year ended September 30, 1998 compared to 3.64% for the same period in 1997. Net interest income increased only $17,000 or .4% for the year ended September 30, 1998 as compared to the same period in 1997. Interest income increased $79,000 or 1.0% while interest expense increased $62,000 or 1.6% for the 1998 period compared to the 1997 period.

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



                                                          Year Ended September 30,
                                  ------------------------------------------------------------------------
                                            1998 vs 1997                          1997 vs 1996
                                  ---------------------------------   ------------------------------------
                                           Increase (Decrease)                Increase (Decrease)
                                                Due to                               Due to
                                  ---------------------------------   ------------------------------------
                                                     Rate/                                 Rate/
                                   Volume    Rate    Volume    Net     Volume    Rate     Volume      Net
                                   ------    ----    ------   -----   -------   ------    ------   -------
                                                              (In Thousands)
Interest-earning assets:
   Loans receivable                $ 313     $       $        $ 313    $ 390    $ (111)    $ (7)    $ 272
   Investment securities(1)         (176)     (66)       8     (234)    (304)       23       (4)     (285)
                                   -----     ----    -----    -----    -----    ------     ----     -----
     Total                         $ 137     $(66)   $   8    $  79    $  86    $  (88)    $(11)    $ (13)
                                   =====     ====    =====    =====    =====    ======     ====     =====

Interest expense:
   Deposits                        $  30     $ 32    $        $  62    $  54    $ (118)    $ (2)    $ (66)
                                   -----     ----    -----    -----    -----    ------     ----     -----
     Total                         $  30     $ 32    $        $  62    $  54    $ (118)    $ (2)    $ (66)
                                   =====     ====    =====    =====    =====    ======     ====     =====

Net change in interest income      $ 107     $(98)   $   8    $  17    $  32    $   30     $ (9)    $  53
                                   =====     ====    =====    =====    =====    ======     ====     =====

--------
1 Includes interest-earning overnight deposits and term deposits with FHLB of Cincinnati.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

In addition to historical information contained herein, the following discussion contains forward-looking statements that involve risk and uncertainties. Economic circumstances, the Company's operations, and the Company's actual results could differ significantly from those discussed in the forward-looking statements. Some of the factors that could cause or contribute to such differences are discussed herein, but also include changes in the economy and interest rates in the nation and the Company's market area generally.


COMPARISON OF THE RESULTS OF OPERATIONS FOR THE YEARS
ENDED SEPTEMBER 30, 1998 AND 1997

Net Income. Net income decreased by $47,000, or 3.18% to $1,429,000 for the year ended September 30, 1998 as compared to $1,476,000 for the year ended September 30, 1997. The net decrease was due to an increase in net interest income of $17,000 an increase in non-interest income of $27,000, and a decrease in non-interest expense of $22,000 offset by an increase in the provision for loan losses of $85,000, and an increase in income tax expense of $28,000.

Net Interest Income. Net interest income for the year ended September 30, 1998 was $3.9 million. The increase in net interest income in fiscal 1998 compared to 1997 of $17,000 was due to an increase in interest income of $79,000 offset by an increase in interest expense of $62,000. Interest income in 1998 was $7.8 million with an average yield of 7.27% compared to $7.7 million with an average yield of 7.25% in 1997. The increase in interest expense of $62,000 was primarily due to the increase in the average balance in interest bearing liabilities. The average balance of interest bearing liabilities in 1998 was $78.4 million with an average cost of funds of 4.97% compared to average balances of interest bearing liabilities in 1997 of $77.8 million with an average cost of funds of 4.93%.

Interest Income. Interest income was $7.8 million, or 7.27% of average interest-earning assets, for the year ended September 30, 1998 as compared to $7.7 million, or 7.25% of average interest-earning assets, for the year ended September 30, 1997. Interest income increased $79,000 or 1.03% from 1997 to 1998. The increase was primarily due to management maintaining a higher average balance of loans receivable, which has a higher average yield during the year ended September 30, 1998 compared to the year ended September 30, 1997.

Interest Expense. Interest expense was $3.9 million, or 4.97% of average interest-bearing liabilities, for the year ended September 30, 1998 as compared to $3.8 million, or 4.93% of average interest-bearing liabilities, for the corresponding period in 1997. The increase in interest expense of $62,000 was the result of a 4 basis point increase in the average rate paid on the deposits plus the increase of $591,000 in the average balance of interest bearing deposits for the year ended September 30, 1998 compared to the same period in 1997.

Provision for Loan Losses. The provision for loan losses was $96,000 and $11,000 for the years ended September 30, 1998 and 1997, respectively. Management considers many factors in determining the necessary levels of the allowance for loan losses, including an analysis of specific loans in the portfolio, estimated value of the underlying collateral, assessment of general trends in the real estate market, delinquency trends, prospective economic and regulatory conditions, inherent loss in the loan portfolio, and the relationship of the allowance for loan losses to outstanding loans. At September 30, 1998 and 1997 the allowance for loan losses represented .38% of total loans.

Non-Interest Income. Non-interest income amounted to $122,000 and $95,000 for the years ended September 30, 1998 and 1997, respectively. The largest item in non-interest income is service fees on loan and deposit accounts, which amounted to $99,000 and $75,000 for 1998 and 1997, respectively.

Non-Interest Expense. Non-interest expense decreased approximately $22,000, or 1.29%, to $1.7 million for the year ended September 30, 1998. Non-interest expense was 1.5% and 1.6% of average assets for the years ended September 30, 1998 and 1997, respectively. The decrease of $22,000 was due to a decrease of $27,000 in federal and other insurance premiums and a decrease of $47,000 in other operating expenses offset by an increase of $29,000 in compensation and benefits, an increase of $9,000 in occupancy expenses plus an increase of $14,000 in data processing expenses. The decrease of $27,000 in federal and other insurance premiums is due to savings in 1998 resulting from the reduction of the insurance assessment rate on the Bank's deposits as a result of the recapitalization of SAIF. The decrease of $47,000 in other operating expenses was primarily due to decrease in legal expense and Delaware franchise taxes of the Company. The increase of $29,000 in compensation and benefits resulted from a $9,000 increase related to benefits earned in the employee stock option plan and normal salary increases and related benefits of $20,000.

Income Tax Expense. The provision for income tax expense amounted to approximately $799,000 and $771,000 for the years ended September 30, 1998 and 1997, respectively. The provision for income tax expense as a percentage of income before income tax expenses amounted to 35.9% and 34.3% for 1998 and 1997, respectively.

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

Non-Interest Expense. Non-interest expense decreased approximately $524,000, or 23.6%, from $2.2 million for the year ended September 30, 1996 to $1.7 million for the year ended September 30, 1997. Non-interest expense was 1.6% and 2.0% of average assets for the years ended September 30, 1997 and 1996, respectively. The decrease of $524,000 was primarily due to a decrease of $670,000 in federal insurance premiums offset by an increase in compensation and benefits of $76,000 and an increase in other operating expense of $50,000. The decrease of $670,000 in federal insurance premiums was the result of a one-time special assessment of $536,000 charged in 1996 to recapitalize the Savings Association Insurance Fund
(SAIF), and an additional $134,000 savings in 1997 due to the reduction of the insurance assessment rate on the Bank's deposits as a result of the recapitalization of SAIF. The increase of $76,000 in compensation and benefits resulted from an increase of $21,000 related to benefits earned in the employee stock option plan, and $55,000 in normal salary increases and related benefits. The increase of $50,000 in other operating expense was primarily due to increases in Delaware franchise taxes of the Company and expenses related to operating two automatic teller machines which were installed in September of 1996.

Income Tax Expense. The provision for income tax expense amounted to approximately $771,000 and $589,000 for the years ended September 30, 1997 and 1996, respectively. The provision for income tax expense as a percentage of income before income tax expenses amounted to 34.3% and 35.1% for 1997 and 1996, respectively.

COMPARISON OF FINANCIAL CONDITION AT SEPTEMBER 30, 1998 AND 1997

The Company's consolidated assets increased $281,000, or .26%, to $109.9 million at September 30, 1998 compared to $109.6 million at September 30, 1997. Securities available-for-sale increased $1.1 million, securities held-to-maturity increased $76,000, loans increased $4.0 million, cash and cash equivalents plus certificates of deposit decreased $5.1 million, and other non-interest earning assets increased by $233,000.

Securities classified as available-for-sale are carried at market value in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Securities available-for-sale increased $1.1 million due to the increase in fair value of such securities. Securities held-to-maturity increased $76,000 due primarily to a FHLB stock dividend offset by principle repayments on mortgage backed securities.

Loans receivable increased $4.0 million or 4.9% to $85.3 million at September 30, 1998 from $81.3 million at September 30, 1997. The increase in loans during the year ended September 30, 1998 is the result of management becoming more active in loan solicitation plus a declining interest rate environment in fiscal year 1998.

Liabilities of the Company increased $1.1 million, or 1.34%, to $80.9 million at September 30, 1998 compared to $79.9 million at September 30, 1997. The increase in liabilities was primarily due to the increase in deposits of $366,000, reflecting management's success in attracting depositors within the local market area and the increase of $354,000 in dividends payable.

Stockholder's equity was $29.0 million at September 30, 1998 and decreased approximately $800,000 from the balance at September 30, 1997. The decrease was due to the repurchase of common stock totaling $1.7 million plus the declaration of dividends totaling $1.4 million offset by net income of $1.4 million, an increase of $700,000 in the net unrealized appreciation on securities available-for-sale, plus an increase of $200,000 due to ESOP shares earned in 1998.

Year 2000 Readiness

The financial industry is one of the largest industries impacted by the year 2000 issue. However, this is not a new problem. This issue was first faced years ago when financial institutions began issuing mortgage loans for 25-30 years, which caused the maturity date to fall in year 2000 or beyond. So, this is not a new issue for financial institutions.

The following discussion of the implications of the Year 2000 problem for the Bank contains numerous forward looking statements based on inherently uncertain information. The cost of the project and the date on which the Bank plans to complete the internal Year 2000 modifications are based on management's best estimates, which are derived utilizing a number of assumptions of future events including the continued availability of internal and external resources, third party modifications, and other factors. However, there can be no guarantee that these statements will be achieved, and actual results could differ. Moreover, although management believes it will be able to make the necessary modifications in advance, there can be no guarantee that failure to modify the systems would not have a material adverse effect on the Bank.

The Bank places a high degree of reliance on computer systems of third parties, such as customers, suppliers, and other financial and governmental institutions. Although the Bank is assessing the readiness of these third parties and preparing contingency plans, there can be no guarantee that the failure of these third parties to modify their systems in advance of December 31, 1999 would not have a material adverse affect on the Bank.

First Federal Savings Bank of Harrodsburg has fully completed the Awareness Phase and has completed approximately 95% of the Assessment Phase of its Year 2000 Compliance Plan. All mission critical systems have been identified and the status determined. In addition, the Bank is actively pursuing responses from those few vendors who have not replied on those systems determined mission necessary or mission desirable.

The Bank is currently working on the Renovation Phase of its Plan. As the Bank uses an outside service provider, INTRIEVE, Inc., the renovation of its mission critical system largely depends upon their progress. They are actively pursuing every avenue required to insure their Y2K compliance and are currently being monitored by the Bank's regulatory agency, the Office of Thrift Supervision. INTRIEVE, Inc. is keeping their customers informed as to their state of readiness. The Bank has identified that its teller processing hardware and software, used to process deposits, withdrawals, payments, and other customer transactions, are not currently Y2K compatible, and the Bank has signed a contract for the purchase of Y2K compatible hardware and software. The hardware and software is currently scheduled for installation during the first or second quarter of 1999. The Bank anticipates all testing should be completed by June 30, 1999.

Total expenses related to year 2000 compliance are estimated at approximately $115,500. Expenses consist of the cost of replacement hardware and software, consulting fees and labor. Expenses to date are approximately $7,000. The bulk of expenses are estimated at $106,500 for 1999, of which the main expense is replacement hardware and software, and the remaining estimated expenses are $2,000 in the year 2000 for consulting fees and labor.

The major component of risk to the Bank lies with its service provider, INTRIEVE, Inc. Should INTRIEVE, Inc. not become fully Y2K compliant, it would be necessary for the Bank to revert to manual processing of customer accounts. Though this would be a labor-intensive process, it would be possible to operate in such a manner for a reasonable period of time. The Bank does not anticipate any risk associated with environmental systems, such as heating/air conditioning, phone systems, or utilities, as it has been assured that all systems are Y2K compliant.

However, as First Federal Savings Bank does not control all software it uses or interfaces to, it is possible that errors may be undetected should other parties fail to ensure their systems are year 2000 compliant.

First Federal has adopted a Contingency Plan to be used in the event on-line processing with INTRIEVE, Inc., the Bank's service provider, is not operational due to the rollover of the date from December 31, 1999 to January 1, 2000. The plan, if needed, will be implemented by the Year 2000 Steering Team as designated in the Bank's Year 2000 Compliance Plan approved by the Board of Directors.

Despite the best efforts of management to address this issue, the vast number of external entities that have direct and indirect business relationships with the Bank, such as customers, vendors, payment system providers, and other financial institutions, makes it impossible to assure that a failure to achieve compliance by one or more of these entities would not have material adverse impact on the operations of the Bank.

Regulatory Capital

The OTS imposes regulations which provide that the savings institutions must maintain certain levels of capital. Specifically, the regulations provide that savings institutions must maintain core capital equal to 4% of adjusted total assets and a combination of core and supplementary capital equal to 8% of risk weighted assets.

The following summarizes the Bank's regulatory capital requirements and position at September 30, 1998 and 1997:

                                                 1998              1997
                                          ----------------   ---------------
                                                  (Dollars in Thousands)
                                          Amount   Percent   Amount   Percent
                                          ------   -------   ------   -------

Core capital............................  $24,912   23.5     $23,392    21.3
Core capital requirement................    4,247    4.0       3,210     3.0
                                          -------   ----     -------    ----

Excess..................................  $20,665   19.5     $20,182    18.3
                                          =======   ====     =======    ====

Tangible capital .......................  $24,912            $23,392
General valuation allowance.............      335                235
                                          -------            -------

Total capital (core and supplemental)...   25,247   43.8      23,627    43.1
Risk-based capital requirement..........    4,612    8.0       4,387     8.0
                                          -------   ----     -------    ----

Excess..................................  $20,635   35.8     $19,240    35.1
                                          =======   ====     =======    ====

Liquidity

The liquidity of the Company depends primarily on the dividends paid to it as the sole shareholder of the Bank. At September 30, 1998, the Bank could pay on its common stock dividends of approximately $13.2 million.

The Bank's primary sources of funds are deposits and proceeds from principal and interest payments of loans. Additional sources of liquidity are advances from the FHLB of Cincinnati and other borrowings. At September 30, 1998, the Bank had no outstanding borrowings. The Bank has utilized and may in the future, utilize FHLB of Cincinnati borrowings during periods when management of the Bank believes that such borrowings provide a lower cost source of funds than deposit accounts and the Bank desires liquidity in order to help expand its lending operations.

The Company's operating activities produced positive cash flows for the fiscal years ended September 30, 1998, 1997, and 1996.

The Bank's most liquid assets are cash and cash-equivalents, which include investments in highly liquid, short-term investments. At September 30, 1998 and 1997, cash and cash equivalents totaled $8.1 million and $12.6 million, respectively.

At September 30, 1998, the Bank had $39.0 million in certificates of deposits due within one year and $20.5 million due between one and three years. Management believes, based on past experience, that the Bank will retain much of the deposits or replace them with new deposits or borrowings. At September 30, 1998, the Bank had $1.9 million in outstanding commitments to originate mortgages. The Bank intends to fund these commitments with short-term investments and proceeds from loan repayments.

OTS regulations require that the Bank maintain specified levels of liquidity. Liquidity is measured as a ratio of cash and certain investments to withdrawable savings. The minimum level of liquidity required by regulation is presently 4.0%. The Bank's liquidity ratio at September 30, 1998, 1997, and 1996 was 27.34%, 32.2%, and 34.26%, respectively.

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

Impact of Recent Accounting Pronouncements

Accounting for Earnings Per Share. In February 1997, the FASB issued Statement of Financial Accounting Standards No. 128, Earnings Per Share ("SFAS 128"). SFAS 128 establishes standards for computing and presenting earnings per share (EPS) and applies to entities with publicly held common stock or potential common stock. This statement simplifies the standards for computing earnings per share previously found in APB Opinion No. 15, Earnings Per Share, and makes them comparable to international EPS standards. It replaces the presentation of primary EPS with a presentation of basic EPS and requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital strucutres, and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation.

SFAS 128 is effective for financial statements issued for periods ending after December 15, 1997, including interim periods; earlier application is not permitted. This statement requires restatement of all prior-period EPS data presented. The Company adopted the statement at the end of the first quarter in fiscal year 1998 with no material effect on the Company.

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

                      MILLER, MAYER, SULLIVAN & STEVENS LLP
                          CERTIFIED PUBLIC ACCOUNTANTS
                     "INNOVATORS OF SOLUTION TECHNOLOGY"(sm)



                          INDEPENDENT AUDITORS' REPORT

Board of Directors
Harrodsburg First Financial Bancorp, Inc.
Harrodsburg, Kentucky


We have audited the accompanying consolidated balance sheets of Harrodsburg First Financial Bancorp, Inc. and Subsidiary as of September 30, 1998 and 1997 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three year period ended September 30, 1998. These consolidated financial statements are the responsibility of the management of Harrodsburg First Financial Bancorp, Inc. (Company). Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Harrodsburg First Financial Bancorp, Inc. and Subsidiary as of September 30, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three year period ended September 30, 1998 in conformity with generally accepted accounting principles.

Miller, Mayer, Sullivan, & Stevens, LLP
Lexington, Kentucky
December 4, 1998


                                                             (606) 223-3095
2365 HORRODSBURG ROAD   LEXINGTON, KENTUCKY 40504-3399  FAX: (606) 223-2143

            HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS
                           September 30, 1998 and 1997

                           ---------------------------


ASSETS                                                                               1998                1997
                                                                               -----------------   -----------------

Cash and due from banks                                                        $         739,772   $         739,782
Interest Bearing Deposits                                                              7,334,333          11,881,011
Certificates of deposit                                                                                      600,000
Securities available-for-sale at fair value                                            3,825,492           2,717,352
Securities held-to-maturity, fair value of $11,226,762 and
    $11,055,369 for 1998 and 1997, respectively                                       11,140,809          11,064,606
Loans receivable, net                                                                 85,271,904          81,261,278
Accrued interest receivable                                                              660,798             641,324
Premises and equipment, net                                                              852,123             656,197
Other assets                                                                              94,046              76,771
                                                                               -----------------   -----------------
    Total assets                                                               $     109,919,277   $     109,638,321
                                                                               =================   =================

LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits                                                                       $      78,995,644   $      78,629,205
Advance payments by borrowers for taxes and insurance                                     71,849              66,070
Deferred Federal income tax                                                            1,398,193           1,003,636
Dividends payable                                                                        354,445
Other liabilities                                                                        117,533             166,586
                                                                               -----------------   -----------------
    Total liabilities                                                                 80,937,664          79,865,497
                                                                               -----------------   -----------------

Stockholders' equity
   Common stock, $0.10 par value, 5,000,000 shares authorized;
       2,182,125 shares issued and outstanding                                           218,213             218,213
   Additional paid-in capital                                                         21,154,129          21,077,239
   Retained earnings, substantially restricted                                        11,003,179          11,037,504
   Net unrealized appreciation on securities available-for-sale,
       net of deferred income taxes                                                    2,475,007           1,743,634
   Treasury stock, 258,607 and 157,369 shares, at cost, for 1998                      (4,477,515)         (2,790,826)
       and 1997, respectively
   Unallocated employee stock ownership plan (ESOP) shares                            (1,391,400)         (1,512,940)
                                                                               -----------------   -----------------
   Total stockholders' equity                                                         28,981,613          29,772,824
                                                                               -----------------   -----------------
   Total liabilities and stockholders' equity                                  $     109,919,277   $     109,638,321
                                                                               =================   =================


               The accompanying notes are an integral part of the
                       consolidated financial statements.

            HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARY
                        CONSOLIDATED STATEMENTS OF INCOME
             for the years ended September 30, 1998, 1997, and 1996

                           ---------------------------



                                                                        1998            1997            1996
                                                                   --------------   -------------  ---------------
Interest income:
   Interest on loans                                               $    6,549,702   $   6,238,613  $     5,970,236
   Interest and dividends on securities                                   769,604         781,583          433,018
   Other interest income                                                  459,484         678,480        1,308,723
                                                                   --------------   -------------  ---------------
       Total interest income                                            7,778,790       7,698,676        7,711,977
                                                                   --------------   -------------  ---------------

Interest expense:
   Interest on deposits                                                 3,897,383       3,834,806        3,901,228
                                                                   --------------   -------------  ---------------

Net interest income                                                     3,881,407       3,863,870        3,810,749
Provision for loan losses                                                  96,631          11,000            7,500
                                                                   --------------   -------------  ---------------
Net interest income after provision for loan losses                     3,784,776       3,852,870        3,803,249
                                                                   --------------   -------------  ---------------

Non-interest income:
   Loan and other service fees, net                                        99,189          75,275           77,214
   Other                                                                   23,594          20,165           24,030
                                                                   --------------   -------------  ---------------
                                                                          122,783          95,440          101,244
                                                                   --------------   -------------  ---------------
Non-interest expense:
   Compensation and benefits                                              940,119         911,051          834,471
   Occupancy expenses, net                                                138,310         129,040          121,604
   Federal and other insurance premiums                                    51,062          78,539          748,464
   Data processing expenses                                               119,365         104,842           95,711
   State franchise tax                                                     95,044          94,904           93,037
   Other operating expenses                                               335,365         383,031          332,295
                                                                   --------------   -------------  ---------------
                                                                        1,679,265       1,701,407        2,225,582
                                                                   --------------   -------------  ---------------
Income before income tax expense                                        2,228,294       2,246,903        1,678,911
Income tax expense                                                        799,620         770,637          588,744
                                                                   --------------   -------------  ---------------
Net income                                                         $    1,428,674   $   1,476,266  $     1,090,167
                                                                   ==============   =============  ===============
Earnings per common share                                          $         0.79   $        0.78  $          0.55
                                                                   ==============   ============   ===============
Earnings per common share assuming dilution                        $         0.79   $        0.78  $          0.55
                                                                   ==============   =============  ===============
Weighted average common shares outstanding during the year              1,811,551       1,896,684        1,998,877
                                                                   ==============   =============  ===============
Weighted average common shares after dilutive
   effect outstanding during the year                                   1,813,229       1,896,684        1,998,877
                                                                   ==============   =============  ===============


               The accompanying notes are an integral part of the
                       consolidated financial statements.

            HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARY
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
             for the years ended September 30, 1998, 1997, and 1996

                           ---------------------------



                                                                                                              Net Unrealized
                                                                                 Additional                   Appreciation on
                                                                      Common      Paid-In       Retained         Securities
                                                                      Stock       Capital       Earnings      Available-for-Sale
                                                                     -------    -----------   ------------   -------------------

Balance, September 30, 1995                                          $218,213   $20,948,904   $  9,934,378       $  829,419
   Net income                                                                                    1,090,167
   Change in net unrealized gain on securities available-for-sale,
       net of deferred income taxes                                                                                 362,506
   Dividend declared                                                                              (795,471)
   ESOP shares earned in 1996                                                        52,668
   Purchase of 49,392 shares of common stock
                                                                     --------   -----------   ------------       ----------

Balance, September 30, 1996                                           218,213    21,001,572     10,229,074        1,191,925
   Net income                                                                                    1,476,266
   Change in net unrealized gain on securities available-for-sale,
       net of deferred income taxes                                                                                 551,709
   Dividend declared                                                                              (667,836)
   ESOP shares earned in 1997                                                        75,667
   Purchase of 107,977 shares of common stock
                                                                     --------   -----------   ------------       ----------
Balance, September 30, 1997                                           218,213    21,077,239     11,037,504        1,743,634
   Net income                                                                                    1,428,674
   Change in net unrealized gain on securities available-for-sale,
       net of deferred income taxes                                                                                 731,373
   Dividend declared                                                                            (1,462,999)
   ESOP shares earned in 1998                                                        76,890
   Purchase of 101,238 shares of common stock
                                                                     --------   -----------   ------------       ----------
Balance, September 30, 1998                                          $218,213   $21,154,129   $ 11,003,179       $2,475,007
                                                                     ========   ===========   ============       ==========




                                                                                      Unallocated          Total
                                                                         Treasury         ESOP         Stockholders'
                                                                           Stock         Shares           Equity
                                                                        -------------  -------------   -------------
Balance, September 30, 1995                                                           $  (1,745,700)  $  30,185,214
   Net income                                                                                             1,090,167
   Change in net unrealized gain on securities available-for-sale,
       net of deferred income taxes                                                                         362,506
   Dividend declared                                                                                       (795,471)
   ESOP shares earned in 1996                                                               116,400         169,068
   Purchase of 49,392 shares of common stock                               (789,495)                       (789,495)
                                                                       ------------     -------------   -------------

Balance, September 30, 1996                                                (789,495)     (1,629,300)     30,221,989
   Net income                                                                                             1,476,266
   Change in net unrealized gain on securities available-for-sale,
       net of deferred income taxes                                                                         551,709
   Dividend declared                                                                                       (667,836)
   ESOP shares earned in 1997                                                               116,360         192,027
   Purchase of 107,977 shares of common stock                            (2,001,331)                     (2,001,331)
                                                                      -------------   -------------   -------------
Balance, September 30, 1997                                              (2,790,826)     (1,512,940)     29,772,824
   Net income                                                                                             1,428,674
   Change in net unrealized gain on securities available-for-sale,
       net of deferred income taxes                                                                         731,373
   Dividend declared                                                                                     (1,462,999)
   ESOP shares earned in 1998                                                               121,540         198,430
   Purchase of 101,238 shares of common stock                           (1,686,689)                      (1,686,689)
                                                                      ------------    -------------   -------------
Balance, September 30, 1998                                             (4,477,515)   $  (1,391,400)  $  28,981,613
                                                                      ============    =============   =============











               The accompanying notes are an integral part of the
                       consolidated financial statements.

            HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
             for the years ended September 30, 1998, 1997, and 1996

                           ---------------------------



                                                                   1998           1997            1996
                                                               -------------  -------------   -------------
Operating activities

Net income                                                     $   1,428,674  $   1,476,266   $   1,090,167
Adjustments to reconcile net income to net cash
provided by operating activities:
   Provision for loan losses                                          96,631         11,000           7,500
   Provision for depreciation                                         70,809         55,017          58,344
   ESOP benefit expense                                              198,430        192,027         169,068
   Amortization of loan fees                                         (65,361)       (41,689)        (56,935)
   Amortization of investment discount                                 4,349         (2,691)           (466)
   FHLB stock dividend                                               (95,400)       (87,300)        (80,000)
   Change in:
     Interest receivable                                             (19,474)        34,109        (121,747)
     Interest payable                                                   (437)           676          (1,522)
     Accrued liabilities                                             (48,615)      (552,244)        171,557
     Prepaid expense                                                 (17,275)        41,610          (9,646)
     Income taxes payable                                             17,790        163,000        (121,367)
                                                               -------------  -------------   -------------

   Net cash provided by operating activities                       1,570,121      1,289,781       1,104,953
                                                               -------------  -------------   -------------

Investing activities

Net (increase) decrease in loans                                  (4,041,896)    (3,728,253)     (2,019,375)
Purchase of certificates of deposit                                                (600,000)
Maturity of certificates of deposit                                  600,000      2,500,000       3,000,000
Purchase of securities held-to-maturity                           (5,000,000)    (3,502,968)     (9,208,636)
Call of security held-to-maturity                                  5,000,000      3,000,000         500,000
Principle repayments - mortgage back securities                       14,847         31,119          33,679
Purchase of fixed assets                                            (266,735)       (53,294)       (177,977)
Retirement of assets                                                                                    297
                                                               -------------  -------------   -------------

   Net cash provided (used) by investing activities               (3,693,784)    (2,353,396)     (7,872,012)
                                                               -------------  -------------   -------------










                                   (Continued)

               The accompanying notes are an integral part of the
                       consolidated financial statements.

            HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARY
                CONSOLIDATED STATEMENTS OF CASH FLOWS, Continued
             for the years ended September 30, 1998, 1997, and 1996

                           ---------------------------



                                                                       1998              1997              1996
                                                                  --------------    --------------    ---------------
Financing activities

Net increase (decrease) in demand deposits,
   NOW accounts and savings accounts                                    (378,672)          (53,051)           984,882
Net increase (decrease) in certificates of deposit                       745,111         1,736,046             68,152
Net increase (decrease) in custodial accounts                              5,779            (2,464)           (18,395)
ESOP stock purchase
Purchase of treasury stock                                            (1,686,689)       (2,001,331)          (789,495)
Payment of dividends                                                  (1,108,554)       (1,059,469)          (403,838)
                                                                  --------------    --------------    ---------------
   Net cash provided (used) by financing activities                   (2,423,025)       (1,380,269)          (158,694)
                                                                  --------------    --------------    ---------------
   Increase (decrease) in cash and cash equivalents                   (4,546,688)       (2,443,884)        (6,925,753)
Cash and cash equivalents, beginning of year                          12,620,793        15,064,677         21,990,430
                                                                  --------------    --------------    ---------------
Cash and cash equivalents, end of year                            $    8,074,105    $   12,620,793    $    15,064,677
                                                                  ==============    ==============    ===============
Supplemental Disclosures
   Cash payments for:
      Interest on deposits                                        $    3,897,821    $    3,834,129    $     3,902,750
      Income taxes                                                $      830,000    $      602,000    $       710,111


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

         The Company's articles of incorporation authorize the issuance of up to 500,000 shares of preferred stock, which may be issued with certain rights and preferences. As of September 30, 1998, no preferred stock has been issued.

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

         Investment Securities. Investment securities that management has the intent and ability to hold to maturity are classified as held-to-maturity, and carried at cost, adjusted for amortization of premium or accretion of discount over the term of the security, using the level yield method. Included in this category of investments is the FHLB stock which is a restricted stock carried at cost. Securities available-for-sale are carried at market value. Adjustments from amortized cost to market value are recorded in stockholders' equity net of deferred income tax until realized. The identified security method is used to determine gains or losses on sales of securities.

         Regulations require the Bank to maintain an amount of cash and U.S. government and other approved securities equal to a prescribed percentage (4% at September 30, 1998 and 5% at 1997) of deposit accounts (net of loans secured by deposits) plus short-term borrowings. At September 30, 1998 and 1997, the Bank met these requirements.

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


                                   (Continued)

            HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           ---------------------------


2.       Investment Securities

         The cost and estimated fair value of securities held by the Bank as of September 30, 1998 and 1997 are summarized as follows:

                                                                                   1998
                                                       -------------------------------------------------------------
                                                                           Gross          Gross
                                                         Amortized      Unrealized     Unrealized
                                                            Cost           Gains         Losses         Fair Value
                                                       -------------- --------------- -------------   --------------
Securities, available-for-sale:
  Federal Home Loan Mortgage, capital
    stock, 77,088 shares                               $       75,482 $     3,750,010                 $    3,825,492
                                                       ============== =============== =============   ==============
Securities, held-to-maturity:
  Debt Securities:
    U.S. Government and Federal Agencies               $    9,497,073 $        75,502                 $    9,572,575
    Municipal bonds                                           213,339           8,518                        221,857
                                                       -------------- --------------- -------------   --------------
                                                            9,710,412          84,020                      9,794,432
                                                       -------------- --------------- -------------   --------------
  Mortgage-backed Securities                                   51,897           1,933                         53,830
                                                       -------------- --------------- -------------   --------------
  Federal Home Loan
    Bank of Cincinnati, capital stock - 13,785 shares       1,378,500                                      1,378,500
                                                       -------------- --------------- -------------   --------------
                                                       $   11,140,809 $        85,953                 $   11,226,762
                                                       ============== =============== =============   ==============


                                                                                   1997
                                                       -------------------------------------------------------------
                                                                           Gross          Gross
                                                         Amortized      Unrealized     Unrealized
                                                            Cost           Gains         Losses         Fair Value
                                                       -------------- --------------- -------------   --------------
Securities, available-for-sale:
  Federal Home Loan Mortgage, capital
    stock, 77,088 shares                               $       75,482 $     2,641,870 $               $    2,717,352
                                                       ============== =============== =============   ==============
Securities, held-to-maturity:
  Debt Securities:
    U.S. Government and Federal Agencies               $    9,501,551 $               $       8,171   $    9,493,380
    Municipal bonds                                           213,211                         2,881          210,330
                                                       -------------- --------------- -------------   --------------
                                                            9,714,762                        11,052        9,703,710
                                                       -------------- --------------- -------------   --------------
  Mortgage-backed Securities                                   66,744           1,815                         68,559
                                                       -------------- --------------- -------------   --------------
  Federal Home Loan
    Bank of Cincinnati, capital stock - 12,831 shares       1,283,100                                      1,283,100
                                                       -------------- --------------- -------------   --------------
                                                       $   11,064,606 $         1,815 $      11,052   $   11,055,369
                                                       ============== =============== =============   ==============


                                   (Continued)

            HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           ---------------------------


         The amortized cost and estimated market value of debt securities at September 30, 1998, by contractual maturity, are as follows:

                                                                       Estimated
                                                      Amortized          Market
                                                         Cost            Value
                                                      ----------     -----------
         Due after one year through five years        $8,538,386     $ 8,606,995
         Due after five through ten years              1,172,026       1,187,437
                                                      ----------     -----------
                                                      $9,710,412     $ 9,794,432
                                                      ==========     ===========

         In accordance with the requirements of SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities," the unrealized gain on securities available-for-sale of $3,750,010 net of deferred income taxes of $1,275,003 has been recorded as a separate component of stockholders' equity as of September 30, 1998.

         For the year ended September 30, 1998, the Bank received $5,000,000 from the call of ten debt securities backed by a U.S. Government agency, which were classified as held-to-maturity. For the year ended September 30, 1997, the Bank received $3,000,000 from the call of four debt securities backed by a U.S. Government agency, which were classified as held-to-maturity. For the year ended September 30, 1996, the Bank received $500,000 from the call of a debt security backed by a U.S.
         Government agency, which was classified as held-to-maturity.

3.       Loans Receivable

         Loans receivable, net at September 30, 1998 and 1997 consists of the following:

                                                                1998               1997
                                                          ----------------   ----------------
Loans secured by first lien mortgages on real estate:
   One-to-four residential property                       $     68,813,909   $     67,084,072
   Multi-family residential property                             3,500,193          3,449,405
   Commercial properties                                         3,370,033          3,035,878
   Construction                                                  5,241,492          3,534,550
   Agricultural                                                  3,859,698          2,996,550
Consumer loans:
   Home equity                                                   1,831,249          1,495,124
   Home improvement and personal                                 1,660,771          1,617,668
   Loans secured by savings deposits                               554,653            482,938
                                                          ----------------   ----------------
                                                                88,831,998         83,696,185
Loans in process                                                (2,925,287)        (1,890,397)
Provisions for loan losses                                        (335,000)          (308,250)
Deferred loan origination fees                                    (299,807)          (236,260)
                                                          ----------------   ----------------
   Loans receivable, net                                  $     85,271,904   $     81,261,278
                                                          ================   ================


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

       The Bank provides an allowance to the extent considered necessary to provide for losses that may be incurred upon the ultimate realization of loans. The changes in the allowance on loan losses is analyzed as follows:

                                                      Year Ended September 30,
                                           ----------------------------------------------
                                               1998            1997             1996
                                           -------------   -------------    -------------
Balance at beginning or period             $     308,250   $     297,250    $     297,292
Additions charged to operations                   96,631          11,000            7,500
Charge-offs                                      (73,084)                          (7,542)
Recoveries                                         3,203
                                           -------------   -------------    -------------
Balance at end of period                   $     335,000   $     308,250    $     297,250
                                           =============   =============    =============

       The following is a summary of non-performing loans (in thousands) at September 30, 1998, 1997, and 1996, respectively:

                                                            September 30,
                                            ----------------------------------------------
                                                1998            1997             1996
                                            -------------   -------------    -------------
Non-accrual loans                           $               $                $
Loans past due 90 days or more                        489             520              866
                                            -------------   -------------    -------------
Total non-performing loan balances          $         489   $         520    $         866
                                            =============   =============    =============

      At September 30, 1998 and 1997, the Bank had identified no impaired loans as defined by SFAS No. 114. There were no loans in non-accrual status, and as such, all interest income earned for the years ended September 30, 1998 and 1997 on the loans outstanding has been included in income.

      Loans to executive officers and directors, including loans to affiliated companies of which executive officers and directors are principal owners, and loans to members of the immediate family of such persons at September 30, 1998 and 1997 are summarized as follows:

                                                     September 30,
                                            ------------------------------
                                                1998             1997
                                            -------------    -------------
Balance at beginning of period              $     187,857    $     194,446
  Additions during year                             3,886            3,050
  Repayments                                       (8,947)          (9,639)
                                            -------------    -------------
Balance at end of period                    $     182,796    $     187,857
                                            =============    =============


                                   (Continued)

            HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           ---------------------------


4.    Premises and Equipment

      Office premises and equipment included the following:

             Description                       Useful Life         1998             1997
------------------------------------------   -------------    -------------   --------------
Land, buildings and improvements              30-45 years     $   1,086,560   $      839,285
Furniture, fixtures and equipment              5-10 years           613,650          604,099
                                                              -------------   --------------
                                                                  1,700,210        1,443,384
      Less accumulated depreciation                                (848,087)        (787,187)
                                                              -------------   --------------
                                                              $     852,123   $      656,197
                                                              =============   ==============

      Depreciation expense for the years ended September 30, 1998, 1997 and 1996 amounted to $70,809, $55,017, and $58,344, respectively. In fiscal year 1997, payments totaling $39,017 were made to an affiliate of a Director for improvements made to the Bank's main office.

5.    Deposits

      Deposit account balances as of the dates indicated are summarized as follows:

                                                                                       September 30,
                                                                            ----------------------------------
                                                                                 1998               1997
                                                                            ---------------    ---------------
Demand deposit accounts, non-interest bearing                               $       392,679    $       317,760
Passbook accounts with a weighted average rate of 2.79% at
September 30, 1998 and 1997                                                       7,402,288          7,788,957
NOW and MMDA deposits with a weighted average rate of 2.40%
and 2.45% at September 30, 1998 and 1997, respectively                            8,498,332          8,565,254
                                                                            ---------------    ---------------
                                                                                 16,293,299         16,671,971
Certificate of deposits with a weighted average interest rate of 5.63%
at September 30, 1998 and 1997                                                   62,702,345         61,957,234
                                                                            ---------------    ---------------
              Total Deposits                                                $    78,995,644    $    78,629,205
                                                                            ===============    ===============
Jumbo certificates of deposit (minimum denomination of $100,000)            $     4,970,710    $     4,315,449
                                                                            ===============    ===============
Certificates of deposit by maturity at September 30, 1998 and 1997 (in thousands) are as follows:

                                                                                      September 30,
                                                                            ----------------------------------
                                                                                 1998               1997
                                                                            ---------------    ---------------
Within one year                                                             $        38,962    $        44,890
Over 1 to 3 years                                                                    20,545             15,427
Maturing in years thereafter                                                          3,195              1,640
                                                                            ---------------    ---------------
                                                                            $        62,702    $        61,957
                                                                            ===============    ===============


                                   (Continued)

            HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           ---------------------------


      Certificates of deposit by maturity and interest rate category at September 30, 1998 (in thousands) are as follows:

                                    Amount Due
                ----------------------------------------------------------
                Less Than                               After 3
                One Year     1-2 Years     2-3 Years     Years     Total
                --------     ---------     ---------    -------   -------
4.01--6.00%     $ 36,350     $  14,275     $  4,251     $ 2,061   $56,937
6.01--8.00%        2,612         1,873          146       1,134     5,765
                --------     ---------     --------     -------   -------
                $ 38,962     $  16,148     $  4,397     $ 3,195   $62,702
                ========     =========     ========     =======   =======

      Interest expense on deposits for the periods indicated is summarized as follows:

                                                  Years Ended September 30,
                                     ---------------------------------------------------
                                          1998               1997              1996
                                     --------------     ---------------   --------------
Money market and NOW account         $      202,576     $       202,209   $      195,471
Savings Accounts                            211,923             217,967          224,418
Certificates                              3,482,884           3,414,630        3,481,339
                                     --------------     ---------------   --------------
                                     $    3,897,383     $     3,834,806   $    3,901,228
                                     ==============     ===============   ==============

      The Bank maintains arrangements for clearing NOW and MMDA accounts with the Federal Home Loan Bank of Cincinnati. The Bank is required to maintain adequate collected funds in its Demand Account to cover average daily clearings. The Bank was in compliance with this requirement at September 30, 1998 and 1997. At September 30, 1998, the Bank had pledged $800,000 of their overnight deposits held by the FHLB of Cincinnati to secure certain customer deposit balances.

6.    Income Taxes

      The provision for income taxes for the periods indicated consist of the following:

                                                    Years ended September 30,
                                          ---------------------------------------------
                                              1998            1997            1996
                                          -------------   ------------    -------------
Federal income tax expense:
  Current expense                         $     781,830   $    762,596    $     690,171
  Deferred expense (benefit)                     17,790          8,041         (101,427)
                                          -------------   ------------    -------------
                                          $     799,620   $    770,637    $     588,744
                                          =============   ============    =============


                                   (Continued)

            HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           ---------------------------


      Deferred income taxes result from temporary differences in the recognition of income and expenses for tax and financial statement purposes. The source of these temporary differences and the tax effect of each are as follows:

                                                     Years ended September 30,
                                            -----------------------------------------
                                                1998            1997          1996
                                            -----------     -----------   ------------

Deposit insurance                           $               $   182,261   $  (182,261)
FHLB stock                                       32,436          29,682        27,200
Allowance for loan losses                        (9,095)       (196,898)       57,357
Other, net                                       (5,551)         (7,004)       (3,723)
                                            -----------     -----------   -----------
      Net deferred tax expense (benefit)    $    17,790     $     8,041   $  (101,427)
                                            ===========     ===========   ===========

      For the periods indicated, total income tax expense differed from the amounts computed by applying the U.S. Federal income tax rate of 34% to income before income taxes as follows:


                                                             Years ended September 30,
                                                         ---------------------------------
                                                           1998        1997       1996
                                                         ---------   --------    --------

Expected income tax expense at federal tax rate          $ 757,619   $763,947    $570,830
Other, net                                                  42,001      6,690      17,914
                                                         ---------   --------    --------
      Total income tax expense                           $ 799,620   $770,637    $588,744
                                                         =========   ========    ========
Effective income tax rate                                    35.9%      34.3%       35.1%
                                                         =========   ========    ========

      Deferred tax assets and liabilities as of September 30, 1998 and 1997 consisted of the following:


                                                           1998         1997
                                                         --------    ---------
Deferred tax assets:
  Deferred loan fee income                               $101,934    $ 80,328
  Allowance for loan losses                               112,688     103,593
                                                         --------    --------
                                                          214,622     183,921
                                                         --------    --------
Deferred tax liabilities:
  FHLB stock                                              272,237     239,802
  Fixed asset basis over tax basis                         65,575      49,519
                                                         --------    --------
                                                          337,812     289,321
                                                         --------    --------
    Net deferred tax liability                           $123,190    $105,400
                                                         ========    ========

      In addition to the net deferred tax liability at September 30, 1998 of $123,190 outlined in the preceding table, the financial statements include a deferred tax liability of $1,275,003 that was charged against the unrealized gain on securities available-for-sale of $3,750,010. The net amount of $2,475,007 is recorded as a separate component of stockholders' equity.

      For the year ended September 30, 1996, the Bank was allowed a special bad debt deduction limited generally to eight percent (8%) of otherwise taxable income and subject to certain limitations based

                                   (Continued)

            HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           ---------------------------


      on aggregate loans and savings account balances at the end of the year. If the amounts qualifying as deductions under the Internal Revenue Code provision were later used for purposes other than bad debt losses, they would be subject to Federal income tax at the then current corporation rate.

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

7.    Stockholders' Equity and Regulatory Capital

      Regulatory Capital. The Bank is subject to minimum regulatory capital requirements promulgated by the Office of Thrift Supervision (OTS). Such minimum capital standards generally require the maintenance of regulatory capital sufficient to meet each of two tests, hereinafter described as the core capital requirement and the risk-based capital requirement. The core capital requirement provides for minimum core capital (stockholders' equity less all intangible assets plus certain forms of supervisory goodwill and other qualifying intangible assets such as capitalized mortgage servicing rights) equal to 4.0% of adjusted total assets. The risk-based capital requirement provides for the maintenance of core capital plus general loss allowances equal to 8.0% of risk-weighted assets. In computing risk-weighted assets, the Bank multiplies the value of each asset on its statement of financial condition by a defined risk-weighting factor, e.g., one-to-four family residential loans carry a risk-weighted factor of 50%.


                                   (Continued)

            HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           ---------------------------


      As of September 30, 1998, the Bank's regulatory capital exceeded all minimum regulatory capital requirements as shown in the following table:

                                                                             Regulatory Capital
                                                           ------------------------------------------------------
                                                               Core                     Risk-based
                                                             Capital       Percent        Capital       Percent
                                                           ------------   ----------   -------------   ----------
                                                                               (In thousands)
                                                           ------------------------------------------------------
Capital under generally accepted accounting principles     $ 27,387                 %   $     27,387             %
Adjustments:
   Net unrealized appreciation on securities
   available-for-sale                                        (2,475)                          (2,475)
  General valuation allowances                                                                   335
                                                           --------                    -------------
Regulatory capital computed                                  24,912             23.5          25,247         43.8
Minimum capital requirement                                   4,247              4.0           4,612          8.0
                                                           --------       ----------   -------------   ----------
Regulatory capital-excess                                  $ 20,665             19.5%  $      20,635         35.8%
                                                           ========       ==========   =============   ==========

       Retained Earnings Restriction. Retained earnings at September 30, 1998 includes tax bad debt reserves of approximately $2,134,000 accumulated prior to December 31, 1987, for which no Federal income tax has been provided. These tax bad debt reserves are only taxable in certain circumstances, such as if the Bank converted to an institution that did not qualify as a bank for tax purposes (see Note 6).

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


                                   (Continued)

            HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           ---------------------------


8.     Retirement Benefits

       Effective April 1, 1993, the Board of Directors adopted an employee pension benefit plan (referred to as a "401K Plan") as described under the Employees' Retirement Income Security Act of 1974. Under the Plan, the Bank is required to match 25% of employee contributions up to a maximum of 1.5% of eligible compensation. The Plan covers all full-time employees. The Bank contributed $8,614, $7,440, and $6,888 to the Plan for the years ended September 30, 1998, 1997, and 1996, respectively.

       Employee Stock Ownership Plan. In connection with the stock conversion September 30, 1995, the Company established an internally leveraged Employee Stock Ownership Plan (the "ESOP") which covers substantially all full time employees. The ESOP borrowed $1,745,700 from the Company and purchased 174,570 shares of common stock of the Company at the date of conversion. The loan is to be repaid in annual installments over a 15 year period with interest, which is based on the published prime rate (currently 8.25%) per the Wall Street Journal.

       The Bank makes annual contributions to the ESOP Trust equal to the ESOP's debt service requirement less dividends, if any, received by the ESOP which are used for debt service. Dividends of $120,671 and $57,026 were used in fiscal year 1998 and 1997 to pay ESOP debt service. The ESOP shares are pledged as collateral on the debt. As the debt is repaid, shares are released from collateral and allocated to active participants based on a formula specified in the ESOP agreement.

       ESOP compensation was $198,430 for the year ended September 30, 1998. For 1998, 12,154 shares were released from collateral. At September 30, 1998, there were 139,140 unallocated ESOP shares having a fair value of $2,104,493. ESOP compensation was $192,027 for the year ended September 30, 1997. For 1997, 11,638 shares were released from collateral. At September 30, 1997, there were 151,294 unallocated ESOP shares having a fair value of $2,458,528. ESOP compensation was $169,068 for the year ended September 30, 1996. For 1996, 11,638 shares were released from collateral. At September 30, 1996, there were 162,932 unallocated ESOP shares having a fair value of $2,851,275.

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


                                   (Continued)

            HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           ---------------------------


       A summary of option transactions for the year ended September 30, 1998 are as follows:
                                                        Option        Number
                                                        Price        of Units
                                                        -----        --------

        Balance outstanding at beginning of year       $  16.50         190,000
        Granted
        Exercised
                                                                    -----------
        Balance outstanding at end of year             $  16.50         190,000
                                                                    ===========
        Shares exercisable                                               76,000
                                                                    ===========
        Shares available for grant                                       10,000
                                                                    ===========

        In October 1995, the Financial Accounting Standards Board issued SFAS No. 123 "Accounting for Stock-Based Compensation," which was effective for fiscal years beginning after December 15, 1995. The new standard defines a fair value method of accounting for stock options and similar equity instruments. Under the fair value method, compensation cost is measured at the grant date, based on the fair value of the award and is recognized over the service period, which is usually the vesting period.

        Companies are not required to adopt the fair value method of accounting for employee stock-based transactions, and may continue to account for such transactions under Accounting Principles Board (APB) Opinion No. 25 "Accounting for Stock Issued to Employees." Under this method the compensation cost is measured by the difference between the fair value of the Company's stock at the date of the award, and the exercise price to be paid by the employee. If a company chooses to report stock based compensation under APB 25, they must disclose the pro forma net income and earnings per share as if the Company had applied the new method of accounting. Accordingly, the following table shows the Company's net income and earnings per share on a pro forma basis as if the compensation cost for the stock options awarded were accounted for in accordance with SFAS No. 123 for the year ended September 30, 1998.

                                               Reported Per Consolidated
                                                 Financial Statements         Pro Forma Amount
                                                 --------------------         ----------------
                                                       1998                         1998
                                                 ----------------             ---------------
        Net income                               $      1,428,674             $     1,223,376
                                                 ================             ===============
        Earnings per common share                $           0.79             $          0.68
                                                 ================             ===============

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

                                   (Continued)

            HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           ---------------------------


        The RSP is a non-qualified plan that is managed through a separate trust. The Bank will contribute sufficient funds to the RSP Trust for the purchase of up to 85,000 shares of common stock.

        Awards made to employees will vest 20% on each anniversary date of the award. Shares will be held by the trustee and are voted by the RSP trustee as directed by the participant for those shares earned or by the Committee for those shares held, but unearned or unawarded. Any assets of the trust are subject to the general creditors of the Company. All shares awarded vest immediately in the case of a participant's death, disability, or upon a change in control of the Company. The Company intends to expense RSP awards over the years during which the shares are payable, based on the fair market value of the common stock at the date of the grant to the employee. As of September 30, 1998, no awards had been made under the RSP.

9. Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk

        The Bank is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include mortgage commitments outstanding which amounted to approximately $1,854,000 plus unused lines of credit granted to customers totaling $2,179,848 at September 30, 1998. Of the mortgage loan commitments at September 30, 1998 approximately $255,000 were for fixed rate loans. At September 30, 1997 mortgage commitments outstanding amounted to approximately $629,800 and unused lines of credit amounted to $1,734,061. None of the mortgage loan commitments at September 30, 1997 were for fixed rate loans. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets.

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

       The estimated fair value of the Company's financial instruments at September 30, 1998 are as follows:

                                            Carrying             Fair
                                             Amount              Value
                                        ---------------     --------------
Assets
   Cash and cash equivalents            $     8,074,105     $   8,074,105
   Securities available-for-sale              3,825,492         3,825,492
   Securities held-to-maturity               11,140,809        11,226,762
   Loans receivable, net                     85,271,904        88,067,824


                                   (Continued)

            HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           ---------------------------


                                                 Carrying            Fair
                                                  Amount             Value
                                                 --------            -----
Liabilities
   Deposits                                      78,995,644       79,740,918
Unrecognized Financial Instruments
   Loan commitments                                                1,854,000
   Unused lines of credit                                          2,179,848

11. Harrodsburg First Financial Bancorp, Inc. Financial Information (Parent Company Only)

       The parent company's principal assets are its investment in the Bank and cash balances on deposit with the Bank. The following are condensed financial statements for the parent company as of September 30, 1998.


                    Harrodsburg First Financial Bancorp, Inc.
                   Condensed Statement of Financial Condition
                               September 30, 1998

       Assets:
         Cash and due from banks                                                                  $    1,668,775
         Investment in subsidiary                                                                     27,387,374
         Other assets                                                                                    279,992
                                                                                                  --------------

         Total assets                                                                             $   29,336,141
                                                                                                  ==============

       Liabilities and Stockholders' Equity:
         Accounts payable                                                                         $           83
         Dividends payable                                                                               354,445
                                                                                                  --------------

         Total liabilities                                                                               354,528
                                                                                                  --------------

       Stockholders' equity
         Common stock                                                                                    218,213
         Additional paid-in capital                                                                   21,154,129
         Retained earnings                                                                            11,003,179
         Net unrealized appreciation on securities available-for-sale                                  2,475,007
         Treasury stock, 258,607 shares, at cost                                                      (4,477,515)
         Unearned ESOP shares                                                                         (1,391,400)
                                                                                                  --------------

           Total stockholders' equity                                                                 28,981,613

              Total liabilities and stockholders' equity                                          $   29,336,141
                                                                                                  ==============



                                   (Continued)

            HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           ---------------------------


                    Harrodsburg First Financial Bancorp, Inc.
                          Condensed Statement of Income
                          year ended September 30, 1998

     Income:                                                                                      $            -
                                                                                                  --------------

     Expense:
     Legal fees                                                                                           10,588
     Franchise and license tax                                                                            31,372
     Transfer agent fees                                                                                   9,126
     Accounting fees                                                                                       6,550
     Other operating expenses                                                                             26,252
                                                                                                  --------------
                                                                                                          83,888
                                                                                                  --------------
     Net loss before tax benefit                                                                         (83,888)
     Income tax benefit                                                                                   28,522
                                                                                                  --------------
     Net loss before equity in undistributed net income of subsidiary                                    (55,366)
     Equity in undistributed net income of subsidiary                                                  1,484,040
                                                                                                  --------------
         Net income                                                                               $    1,428,674
                                                                                                  ==============

                    Harrodsburg First Financial Bancorp, Inc.
                        Condensed Statement of Cash Flows
                          year ended September 30, 1998

     Cash flows from operating activities:
        Net income                                                                                $    1,428,674
        Adjustments to reconcile net income to net cash provided by operating activities:
          Equity in undistributed net income of subsidiary                                            (1,484,040)
          Decrease in other receivables                                                                   92,057
          Decrease in other liabilities                                                                   (1,281)
                                                                                                  --------------
            Net cash provided by operating activities                                                     35,410
                                                                                                  --------------
     Cash flows from investing activities:
            Net cash provided (used) by investing activities                                                   -
                                                                                                  --------------
     Cash flows from financing activities:
        Dividends paid                                                                                (1,108,554)
        Purchase of common stock                                                                      (1,686,689)
          Net cash used by financing activities                                                       (2,795,243)
                                                                                                  --------------
     Net decrease in cash and cash equivalents                                                        (2,759,833)
     Cash and cash equivalents at beginning of period                                                  4,428,608
                                                                                                  --------------

     Cash and cash equivalents at end of period                                                   $    1,668,775
                                                                                                  ==============

                                   (Continued)

            HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           ---------------------------


12.    Harrodsburg Savings and Loan Service Corporation

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

       Summary balance sheets for the wholly owned subsidiary are as follows:


                 Harrodsburg Savings & Loan Service Corporation
                   Balance Sheets, September 30, 1998 and 1997

                           ---------------------------


ASSETS                                             1998            1997
                                               -------------   -------------

Investments                                    $      15,000   $      15,000
                                               =============   =============

STOCKHOLDERS' EQUITY

Common stock                                   $      15,000   $      15,000
                                               =============   =============

The Service Corporation did not receive income nor did it incur expense during the years ended September 30, 1998 and 1997.

13.    Stock Purchase

       On March 18, 1996, the Board of Directors of the Company authorized the repurchase of up to 5% or 109,106 shares of the Company's stock. Subsequently, 49,392 shares were repurchased at a total cost of $789,495. This plan, as approved by OTS, expired September 30, 1996. On September 16, 1996, the Board of Directors filed a second application, which was subsequently approved by OTS, to purchase up to 5% of the then outstanding stock. During fiscal year 1997, the Company repurchased 107,977 shares of common stock at a total cost of $2,001,331. On September 15, 1997, the Board of Directors approved filing an application with OTS to purchase up to an additional 5% of the outstanding shares of common stock as of that date. Upon subsequent approval by the OTS, during fiscal year 1998, the Company repurchased 101,238 shares of common stock at a total cost of $1,686,689. At the September 21, 1998 Board meeting, the Bank declared its intention to begin another 5% repurchase of stock.

14.    Commitments

       As of September 30, 1998, the Company had entered into a contract in the amount of approximately $72,000 with their data service provider to acquire new equipment and software changes in preparing the Company for the year 2000.

            HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           ---------------------------

                                         CORPORATE INFORMATION
-------------------------------------------------------------------------------------------------------------------


                                           BOARD OF DIRECTORS

Jack D. Hood                              Jack L. Coleman, Jr.                   W. Dudley Shryock, CPA
President and Chief Executive             Representative, State of               Sole Practitioner
Officer of the Bank and the               Kentucky; Partner, Coleman's
Company                                   Lumber Yard
Elwood Burgin                             Thomas Les Letton                      Wickliffe T. Asbury, Sr.
Retired                                   President, The Letton Company          Vice President of the Bank and
                                                                                 the Company

-------------------------------------------------------------------------------------------------------------------


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

-------------------------------------------------------------------------------------------------------------------


                                                 OFFICE LOCATIONS

104 South Chiles Street                                                      216 South Main Street
Harrodsburg, Kentucky 40330                                                  Lawrenceburg, Kentucky 40342

-------------------------------------------------------------------------------------------------------------------


                                                GENERAL INFORMATION
Independent Accountants                   Special Counsel                          Annual Report on Form 10K
Miller, Mayer, Sullivan, & Stevens,       Malizia, Spidi, Sloane, & Fisch, P.C.
LLP                                       One Franklin Square                      A COPY OF THE COMPANY'S
2365 Harrodsburg Road                     1301 K Street, N.W., Suite 700 East      1998 ANNUAL REPORT ON
Lexington, KY 40504-3399                  Washington, DC 20005                     FORM 10-K WITHOUT EXHIBITS
                                                                                   WILL BE FURNISHED WITHOUT
General Counsel                           Annual Meeting                           CHARGE TO STOCKHOLDERS AS
David Patrick                             The 1999 Annual Meeting of               OF THE RECORD DATE FOR THE 1999
Attorney-at-Law                           Stockholders will be held on January     ANNUAL MEETING UPON
321 South Main Street                     25, 1999 at 2:00 p.m. at First Federal   WRITTEN REQUEST TO:
Harrodsburg, KY 40330                     Savings Bank of Harrodsburg, 104
                                          South Chiles Street, Harrodsburg, KY     JACK D. HOOD
Walter Patrick                                                                     HARRODSBURG FIRST
Attorney-at-Law                           Transfer Agent                           FINANCIAL BANCORP, INC.
Gordon Building                           Illinois Stock Transfer                  P. O. BOX 384
P.O. Box 178                              209 West Jackson Blvd., Suite 903        104 SOUTH CHILES STREET
Lawrenceburg, KY 40342                    Chicago, IL 60606                        HARRODSBURG,  KY  40330
