Form 10-K, Exhibit 13
period 1999-09-30
HARRODSBURG FIRST FINANCIAL BANCORP INC
filed 1999-12-28
CIK 946738

EXHIBIT 13

                   HARRODSBURG FIRST FINANCIAL BANCORP, INC.







--------------------------------------------------------------------------------
                               1999 ANNUAL REPORT
--------------------------------------------------------------------------------

                   HARRODSBURG FIRST FINANCIAL BANCORP, INC.
--------------------------------------------------------------------------------

Harrodsburg  First  Financial  Bancorp,   Inc.,  a  Delaware   corporation  (the
"Company"), is a unitary savings and loan holding company whose only subsidiaries are First Federal Savings Bank of Harrodsburg ("Harrodsburg First Federal" or the "Bank") and its subsidiary. On September 29, 1995, the Bank converted from mutual to stock form as a wholly owned subsidiary of the Company. In connection with the conversion, the Company issued 2,182,125 shares of its common stock (the "Common Stock") to the public.

The Company is subject to regulation by the Office of Thrift Supervision ("OTS") of the Department of the Treasury. The primary activity of the Company is holding the stock of the Bank and operating the Bank. Accordingly, the information set forth in this report, including financial statements and related data, relates primarily to the Bank and its subsidiary.

The Bank was formed in 1961 as a federal mutual savings and loan association and obtained insurance of accounts and became a member of the Federal Home Loan Bank ("FHLB") of Cincinnati at that time. Upon its conversion to stock form in September 1995, the Bank adopted its present name. The Bank operates through one full service office in Harrodsburg, Kentucky, and another full service branch office in Lawrenceburg, Kentucky.

The executive offices of the Company and the Bank are located at 104 South Chiles Street, Harrodsburg, Kentucky 40330, and its telephone number is (606) 734-5452.


                         MARKET AND DIVIDEND INFORMATION
--------------------------------------------------------------------------------

Market for the Common Stock

Since October 4, 1995, the Common Stock of the Company has been listed for trading under the symbol "HFFB" on the National Association of Securities Dealers, Inc. Automated Quotation ("NASDAQ") National Market. As of December 8th, there were 1,692,575 shares of the Common Stock issued and outstanding, held by approximately 497 stockholders of record, not including beneficial owners in nominee or street name.

Dividends

The Company maintains a policy whereby it will pay a semi-annual cash dividend payable as of the 15th day of each April and October or the first business day thereafter if such day is not a business day, to stockholders of record as of the last business day of the month following the end of such semi-annual period. The regular semi-annual dividend of $0.30 per share was payable on October 15, 1999 to stockholders of record on September 30, 1999. On September 20, 1999, the Board of Directors declared a special dividend of $.25 per share payable on October 16, 1999, to stockholders of record as of October 1, 1999. The Board of Directors of the Company periodically reviews its dividend policy. Any change in the Company's dividend policy, as determined by the Board of Directors, will depend on the Company's debt and equity structure, earnings, regulatory capital requirements, and other factors, including economic conditions, regulatory restrictions, and tax considerations. See Note 7 of Notes to Consolidated Financial Statements for restrictions on the payment of cash dividends. For further information on stock prices and dividends, see Stock Prices and Dividends (page 3).

                                TABLE OF CONTENTS
----------------------------------------------------------------------------------------------------------


Harrodsburg First Financial Bancorp, Inc.                                               Inside Front Cover
Market and Dividend Information                                                         Inside Front Cover
Letter to Stockholders                                                                                   1
Selected Financial and Other Data                                                                        2
Management's Discussion and Analysis of Financial Condition and Results of Operations                    4
Financial Statements                                                                                    17
Corporate Information                                                                    Inside Back Cover

                                     [LOGO]
                   Harrodsburg First Financial Bancorp, Inc.
--------------------------------------------------------------------------------

                        104 S. Chiles St., P.O. Box 384
                             Harrodsburg, KY 40330

                             LETTER TO STOCKHOLDERS
--------------------------------------------------------------------------------

Dear Stockholder:

On behalf of the Board of Directors of Harrodsburg First Financial Bancorp, Inc., I am proud to provide you with our 1999 Annual Report to Stockholders. The Company's consolidated net income for our fourth full year as a public company was over $1.5 million or $.94 per share. This compares with the prior year's income of $.79 per share.

Total assets at September 30, 1999 were $110.4 million, deposits were $82 million, and our net loan balance was $89.1 million. Stockholders' equity totaled $26.2 million or $16.67 per share, representing 23.7% of assets.

During fiscal year 1999, 222,643 shares of the Company's stock were repurchased in open market transactions totaling $3.2 million. In December 1999, the Board announced another repurchase plan of an additional 5% of the outstanding shares of the Company, in an effort to improve liquidity in the market for our common stock and increase the Company's earnings and book value per share.

Since coming to the Company and the Bank on October 1, 1999, I have spent much of my time with the Board and staff doing strategic planning for the 21st Century. As a result of that planning, the Bank will open the new millennium with a new attitude and a new name. First Federal Savings will become First Financial Bank. The new name more closely reflects that of our holding company and better identifies us as a provider of a wide range of financial products.

At our upcoming Annual Meeting, I will share with you our plans and vision for the coming months and years. You can expect to see First Financial broaden its markets, through growth, acquisition, and new technologies, and become much more aggressive in becoming the market leader in each community we serve. Our mission is a simple one: To provide the very best service and financial products through a network of locally managed community banks while assuring growth and income for our shareholders.

Having served as Kentucky's Banking Commissioner for the past two years, I am confident in the preparation the banking industry has made for Year 2000. As CEO of Harrodsburg First Financial Bancorp, Inc., I want to reassure you that we are ready for the calendar change. We have either upgraded or replaced every component of our operating systems to bring them into Y2K compliance. Testing has been successfully completed in all areas of the bank and contingency plans are in place. We fully expect the transition to the Year 2000 to be uneventful for our customers.

The directors, management, and staff of Harrodsburg First Financial Bancorp, Inc. and First Financial Bank are proud of the confidence stockholders have shown in our company. We are, however, in the banking business. If you are a First Federal customer, thank you! If you are not currently banking with First Federal, stop by or call me. I would like to show you why you should be doing business with the bank you own.

Sincerely,

/s/ Art Freeman
Art Freeman
Chairman and Chief Executive Officer

                        SELECTED FINANCIAL AND OTHER DATA
--------------------------------------------------------------------------------

Financial Condition Data
                                                                            At September 30,
                                                 1999            1998           1997           1996            1995
                                              -----------    -----------    -----------     -----------    -----------
                                                                            (Dollars in Thousands)
Total Amount of:
    Assets...............................     $   110,416    $   109,919    $   109,638   $ 108,953   $    107,234
    Loans receivable, net................          89,062         85,272         81,261     77,502         75,434
    Investments (1)......................          11,240         14,966         14,382     14,884         8,580
    Cash and cash equivalents............           8,350          8,074         12,621     15,065         21,990
    Deposits.............................          82,018         78,996         78,629     76,946         75,893
    Stockholders' equity.................          26,220         28,982         29,773     30,222         30,185

Number of:
  Real estate loans outstanding..........           1,532          1,601          1,668     1,710          1,745
    Deposit accounts.....................           9,574          9,590          9,594     9,524          10,559
    Full service offices.................               2              2              2     2              2

-------------------------------
(1) Includes FHLB stock, and term deposits with the FHLB.

Operating Data
                                           For the year ended September 30,
                                      ------------------------------------------
                                       1999     1998     1997    1996      1995
                                      ------   ------   ------   ------   ------
                                               (Dollars in Thousands)
                                      ------------------------------------------
Interest income ...................   $7,745   $7,778   $7,699   $7,712   $6,612
Interest expense ..................    3,813    3,897    3,835    3,901    3,807
                                      ------   ------   ------   ------   ------
    Net interest income ...........    3,932    3,881    3,864    3,811    2,805
Provision for loan losses .........       35       96       11        8       92
                                      ------   ------   ------   ------   ------
    Net interest income after
     provision for loan losses ....    3,897    3,785    3,853    3,803    2,713
Non-interest income ...............      116      122       95      101       81
Non-interest expense1 .............    1,728    1,679    1,701    2,225    1,444
                                      ------   ------   ------   ------   ------
Income before income tax expense ..    2,285    2,228    2,247    1,679    1,350
Income tax expense ................      777      799      771      589      459
                                      ------   ------   ------   ------   ------

Net income ........................   $1,508   $1,429   $1,476   $1,090   $  891
                                      ======   ======   ======   ======   ======

-----------------------
1  Reflects one-time special SAIF assessment of $536,063 in fiscal 1996.


Key Operating Ratios
                                              At or for the year ended September 30,
                                                1999       1998      1997      1996      1995
                                              --------   -------    ------   -------    ------
Performance Ratios:
Return on average assets (net income
    divided by average total assets)             1.36%     1.31%     1.36%     1.00%      .95%

Return on average equity (net income
    divided by average equity)                   5.49      4.98      5.12      3.56      7.84

Average interest-earning assets to
    average interest-bearing liabilities       133.86    136.40    136.34    139.15    113.08

Net interest rate spread                         2.43      2.30      2.32      2.14      2.50

Net yield on average interest-
    earning assets                               3.63      3.63      3.64      3.57      3.04

Dividend payout                                 87.74    102.38     45.26     72.71       N/A

Capital Ratios:
Average equity to average assets
    (average equity divided by
    average total assets)                       24.80     26.31     26.64     28.18     12.11

Equity to assets at period end                  23.75     26.37     27.14     27.74     28.15

Asset Quality Ratios:
Net interest income after provision for
    loan losses to total other expenses .      225.58    225.43    226.51    170.92    187.88
Non-performing loans to total loans               .32       .57       .64      1.12       .88
Non-performing loans to total assets              .25       .44       .47       .79       .62


Stock Prices and Dividends

The following table sets forth the range of high and low sales prices for the common stock as well as dividends declared in each quarter for 1999 and 1998. Such over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down, or commission and may not necessarily represent actual transactions.

Quarterly Stock Information

                    Fiscal 1999                              Fiscal 1998
        ------------------------------------   --------------------------------------
            Stock Price Range      Per Share   Stock Price Range            Per Share
Quarter    Low           High      Dividend          Low           High     Dividend
-------------------------------------------------------------------------------------

1st     $ 13.75        $ 15.38     $  .30       $  16.125       $ 18.250      $  0.40
2nd       13.00          15.06        .20          16.500         17.875         0.20
3rd       12.00          13.56                     16.500         17.750
4th       12.63          14.00        .30          14.000         16.750         0.20
-------------------------------------------------------------------------------------
Total                              $  .80                                    $   0.80
                                   ======                                    ========

                           MANAGEMENTS DISCUSSION AND
            ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

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

The primary business of the Company is the operation of the Bank. The assets of the Company consist of cash on deposit with the Bank, all of the Bank's outstanding capital stock, and a note receivable from the Company's Employee Stock Ownership Plan ("ESOP"). Therefore, this discussion relates primarily to the Bank.

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

Asset/Liability Management

Quantitative Aspects of Market Risk. The Bank does not maintain a trading account for any class of financial instrument. Further, it is not currently subject to foreign currency exchange rate risk or commodity price risk. The stock in the FHLB of Cincinnati does not have equity price risk because it is issued only to members and is redeemable for its $100 par value. The following table illustrates quantitative sensitivity to interest rate risk for financial instruments other than non-interest earning cash balances, FHLB stock and demand deposit accounts for the Bank as of September 30, 1999.

Market Rate Analysis - September 30, 1999

                                                             Expected Maturity Date
                       ----------------------------------------------------------------------------------------------------
                                                            Year ended September 30,
                       ----------------------------------------------------------------------------------------------------
                                                             (Dollars in Thousands)
                                2000       2001        2002        2003        2004      Thereafter    Total     Fair
                                                                                                                 Value
---------------------------------------------------------------------------------------------------------------------------
Assets:
 Loans-fixed:
  Balance                       $110        $129        $226        $292         $282     $19,738     $20,777      $20,836
  Interest rate                 5.87%       9.17%       8.80%       8.81%        8.81%       7.82%       7.87%
 Loans-variable:
  Balance                     43,647       1,461       4,343       7,803       11,811                  69,065       69,261
  Interest rate                 7.61%       7.06%       7.21%       7.34%        7.30%                   7.49%
 Investments:
  Balance                     11,818                               3,038        2,567         148      17,571       17,490
  Interest rate                 4.07%                               6.37%        6.40%       5.89%       4.82%
Liabilities:
 Deposits:
  Balance                     16,741                                                                   16,741       16,741
  Interest rate                 2.61%                                                                    2.61%
 Deposits-certificates
  Balance                     48,310      10,241       2,971       3,012                               64,534       64,631
  Interest rate                 5.09%       5.27%       5.42%       5.74%                                5.16%


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

Management's principal strategy in managing the Bank's interest rate risk has been to maintain short and intermediate-term assets in the portfolio, including locally originated adjustable rate mortgage loans. The Bank does not actively offer long-term fixed rate loans. All fixed rate loans that are offered are secured by one to four-family owner-occupied dwellings for terms of up to 30 years. Likewise, the interest rate charged on the Bank's adjustable rate loans typically reprice after one, three, or five years with maximum periodic interest rate adjustment limits ("caps"). At September 30, 1999, the Bank had no adjustable rate loans that reprice after five years from that date. In managing its investment portfolio, the Bank seeks to purchase investments that mature on a basis that approximates the estimated maturities of the Bank's liabilities.

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

There have been no significant changes in the Bank's primary market risk exposures or methods for managing those exposures since September 30, 1999.

The Bank's future financial performance depends to a large extent on how successful it is in limiting the sensitivity of earnings and net asset value to changes in interest rates. Such sensitivity may be analyzed by examining the amount by which the market value of the Bank's portfolio equity changes given an immediate and sustained change in interest rates. Based on the latest information available, the Bank's market value of portfolio equity at September 30, 1999 would decrease by $2.2 million or 7.8% given a 200 basis point immediate and sustained increase in interest rates.

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


                                                            1999                          1998                         1997
                                                ---------------------------- ----------------------------  -------------------------

Average                                                             Average                       Average                    Average
                                                Average              Yield   Average              Yield/   Average            Yield/
Yield/Cost                                      Balance  Interest    Cost    Balance    Interest   Cost    Balance   Interest  Cost
----------                                      -------  --------    ----    -------    --------   ----    -------   --------  ----
                                                                                 (Dollars in Thousands)
Interest-earning assets:
   Loans receivable......................... $    86,754  $ 6,757     7.79% $ 83,637    $ 6,550     7.83%  $ 79,642  $ 6,239   7.83%
   Investment securities1 ..................      21,701      988     4.55    23,335      1,228     5.26     26,480    1,460   5.51
                                             -----------  -------           --------      -----            --------  -------
     Total interest-earning assets..........     108,455    7,745     7.14   106,972      7,778     7.27    106,122    7,699   7.25
                                                          -------                         -----                      -------
Non-interest earning assets.................       2,409                       2,118                          2,031
                                             -----------                    --------                        -------
   Total assets............................. $   110,864                    $109,090                       $108,153
                                             ===========                    ========                       ========
Interest-bearing liabilities:
   Deposits................................. $    81,022    3,813     4.71  $ 78,425      3,897     4.97   $ 77,834    3,835   4.93
                                             -----------  -------           --------      -----            --------  -------
   Total interest-bearing liabilities.......      81,022    3,813     4.71    78,425      3,897     4.97     77,834    3,835   4.93
                                                          -------                         -----            --------  -------
Non-interest bearing liabilities:...........       2,351                       1,965                          1,512
                                             -----------                    --------                       --------
   Total liabilities........................      83,373                      80,390                         79,346

Stockholders' equity........................      27,491                      28,700                         28,807
                                             -----------                    --------                       --------

   Total liabilities & stockholders' equity. $   110,864                    $109,090                       $108,153
                                             ===========                    ========                       ========

Net interest income.........................                3,932                         3,881                        3,864
                                                          =======                         =====                      =======

Interest rate spread 2......................                          2.43%                         2.30%                      2.32%
                                                                      ====                          ====                       ====
Net yield on interest-earning assets3.......                          3.63%                         3.63%                      3.64%
                                                                      ====
Ratio of average interest-earning assets
   to average interest-bearing liabilities..                        133.86%                       136.40%                    136.34%
                                                                    ======                        ======                     ======

-----------------
1    Includes interest-bearing overnight deposits and term deposits with FHLB.
2 Interest-rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
3 Net yield on interest-bearing assets represents net interest income as a percentage of average interest-earning assets.

The net interest margin is a key measure in determining the Bank's income performance. The Bank's net interest margin was 3.63% for the years ended September 30, 1999 and 1998. Net interest income increased $51,000 or 1.3% for the year ended September 30, 1999 as compared to the same period in 1998. Interest expense decreased $84,000 or 2.2% while interest income decreased $33,000 or .4% for the 1999 period compared to the 1998 period.

The Bank's net interest margin was 3.63% for the year ended September 30, 1998 compared to 3.64% for the same period in 1997. Net interest income increased $17,000 or .4% for the year ended September 30, 1998 as compared to the same period in 1997. Interest income increased $79,000 or 1.0% while interest expense increased $62,000 or 1.6% for the 1998 period compared to the 1997 period.

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

                                                Year Ended September 30,
                              ----------------------------------------------------------------
                                        1999 vs 1998                      1998 vs 1997
                              ---------------------------------  -----------------------------
                                     Increase (Decrease)               Increase (Decrease)
                                             Due to                          Due to
                              ---------------------------------  -----------------------------
                                                 Rate/                              Rate/
                               Volume     Rate   Volume     Net     Volume   Rate  Volume  Net
                               ------     ----   ------     ---     ------   ----  ------  ---
                                 (In thousands)
Interest-earning assets:
   Loans receivable             $ 241    $ (33)   $  (1)   $ 207    $ 313    $      $     $313
   Investment securities1         (86)    (166)      12     (240)    (176)     (66) $  8  (234)
                                -----    -----    -----    -----    -----    -----  ----  ----
     Total                      $ 155    $(199)   $  11    $ (33)   $ 137    $ (66) $  8  $ 79
                                =====    =====    =====    =====    =====    =====  ====  ====
Interest expense:
   Deposits                     $ 126    $(204)   $  (6)   $ (84)   $  30    $  32  $     $ 62
                                -----    -----    -----    -----    -----    -----  ----  ----
     Total                      $ 126    $(204)   $  (6)   $ (84)   $  30    $  32  $     $ 62
                                =====    =====    =====    =====    =====    =====  ====  ====
Net change in interest income   $  29    $   5    $  17    $  51    $ 107    $ (98) $  8  $ 17
                                =====    =====    =====    =====    =====    =====  ====  ====

-----------------------------
1 Includes interest-earning overnight deposits and term deposits with FHLB of Cincinnati.

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

COMPARISON OF THE RESULTS OF OPERATIONS FOR THE YEARS
ENDED SEPTEMBER 30, 1999 AND 1998

Net Income. Net income increased by $79,000, or 5.58% to $1,508,000 for the year ended September 30, 1999 as compared to $1,429,000 for the year ended September 30, 1998. The net increase was due to an increase in net interest income of $51,000, a decrease in the provision for loan losses of $61,000, and a decrease in income tax expense of $23,000 offset by a decrease of $7,000 in non-interest income and an increase of $49,000 in non-interest expense.

Net Interest Income. Net interest income for the year ended September 30, 1999 was $3.9 million. The increase in net interest income in fiscal 1999 compared to 1998 of $51,000 was due to a decrease in interest expense of $84,000 offset by a decrease in interest income of $33,000. Interest income in 1999 was $7.7 million with an average yield of 7.14% compared to $7.8 million with an average yield of 7.27% in 1998. The decrease in interest expense of $84,000 was primarily due to the decrease in the average rate paid on interest bearing liabilities. The average balance of interest bearing liabilities in 1999 was $81.0 million with an average cost of funds of 4.71% compared to average balances of interest bearing liabilities in 1998 of $78.4 million with an average cost of funds of 4.97%.

Interest Income. Interest income was $7.7 million, or 7.14% of average interest-earning assets, for the year ended September 30, 1999 as compared to $7.8 million, or 7.27% of average interest-earning assets, for the year ended September 30, 1998. Interest income decreased $33,000 or .4% from 1999 to 1998. The decrease was due to a decline of 13 basis points in the rate earned on the average balance of interest earning assets offset by an increase of $1.5 million in the average balance of interest earning assets.

Interest Expense. Interest expense was $3.8 million, or 4.71% of average interest-bearing liabilities, for the year ended September 30, 1999 as compared to $3.9 million, or 4.97% of average interest-bearing liabilities, for the corresponding period in 1998. The decrease in interest expense of $84,000 was the result of a 26 basis point decrease in the average rate paid on the deposits offset by the increase of $2.6 million in the average balance of interest bearing deposits for the year ended September 30, 1999 compared to the same period in 1998.

Provision for Loan Losses. The provision for loan losses was $35,000 and $96,000 for the years ended September 30, 1999 and 1998, respectively. Management considers many factors in determining the necessary levels of the allowance for loan losses, including an analysis of specific loans in the portfolio, estimated value of the underlying collateral, assessment of general trends in the real estate market, delinquency trends, prospective economic and regulatory conditions, inherent loss in the loan portfolio, and the relationship of the allowance for loan losses to outstanding loans. At September 30, 1999 and 1998 the allowance for loan losses represented .41% and .38% of total loans, respectively.

Non-Interest Income. Non-interest income amounted to $116,000 and $123,000 for the years ended September 30, 1999 and 1998, respectively. The largest item in non-interest income is service fees on loan and deposit accounts, which amounted to $99,000 for 1999 and 1998.

Non-Interest Expense. Non-interest expense increased approximately $49,000, or 2.93%, to $1.7 million for the year ended September 30, 1999. Non-interest expense was 1.6% and 1.5% of average assets for the years ended September 30, 1999 and 1998, respectively. The increase of $49,000 was primarily due to an increase of $15,000 in data processing expenses, $6,000 in franchise tax, and $28,000 in other operating expenses. The increase of $15,000 in data processing expenses is due to increased services from the provider related to Y2K changes and item processing. The increase of $28,000 in other operating expenses was due to increases in advertising, transfer agent fees, ATM expense and accounting fees.

Income Tax Expense. The provision for income tax expense amounted to approximately $777,000 and $800,000 for the years ended September 30, 1999 and 1998, respectively. The provision for income tax expense as a percentage of income before income tax expenses amounted to 34.0% and 35.9% for 1999 and 1998, respectively.

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

Non-Interest Expense. Non-interest expense decreased approximately $22,000, or 1.29%, to $1.7 million for the year ended September 30, 1998. Non-interest expense was 1.5% and 1.6% of average assets for the years ended September 30, 1998 and 1997, respectively. The decrease of $22,000 was due to a decrease of $27,000 in federal and other insurance premiums, a decrease of $22,000 in franchise tax, and a decrease of $25,000 in other operating expenses offset by an increase of $29,000 in compensation and benefits, an increase of $9,000 in occupancy expenses plus an increase of $14,000 in data processing expenses. The decrease of $27,000 in federal and other insurance premiums is due to savings in 1998 resulting from the reduction of the insurance assessment rate on the Bank's deposits as a result of the recapitalization of SAIF. The decrease of $25,000 in other operating expenses was primarily due to decrease in legal expense of the Company. The increase of $29,000 in compensation and benefits resulted from a $9,000 increase related to benefits earned in the employee stock option plan and normal salary increases and related benefits of $20,000.

Income Tax Expense. The provision for income tax expense amounted to approximately $800,000 and $772,000 for the years ended September 30, 1998 and 1997, respectively. The provision for income tax expense as a percentage of income before income tax expenses amounted to 35.9% and 34.3% for 1998 and 1997, respectively.

COMPARISON OF FINANCIAL CONDITION AT SEPTEMBER 30, 1999 AND 1998

The Company's consolidated assets increased $497,000, or .45%, to $110.4 million at September 30, 1999 compared to $109.9 million at September 30, 1998. Cash and cash equivalents increased $276,000, securities available-for-sale increased $183,000, securities held-to-maturity decreased $3.9 million, loans increased $3.8 million, and other non-interest earning assets increased by $157,000.

Securities classified as available-for-sale are carried at market value in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Securities available-for-sale increased $183,000 due to the increase in fair value of such securities. Securities held-to-maturity decreased $3.9 million due to the call of thirteen debt securities backed by a U.S. Government Agency offset by the purchase of five debt securities backed by a U.S. Government Agency.

Loans receivable increased $3.8 million or 4.4% to $89.1 million at September 30, 1999 from $85.3 million at September 30, 1998. The increase in loans during the year ended September 30, 1999 is the result of management becoming more active in loan solicitation.

Liabilities of the Company increased $3.3 million, or 4.0%, to $84.2 million at September 30, 1999 compared to $80.9 million at September 30, 1998. The increase in liabilities was primarily due to the increase in deposits of $3.0 million, reflecting management's success in attracting depositors within the local market area.

Stockholder's equity was $26.2 million at September 30, 1999 and decreased approximately $2.8 million from the balance at September 30, 1998. The decrease was due to the repurchase of common stock totaling $3.2 million plus the declaration of dividends totaling $1.3 million offset by net income of $1.5 million, an increase of $121,000 in the net unrealized appreciation on securities available-for-sale, plus an increase of $154,000 due to ESOP shares released from collateral in 1998.

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

Harrodsburg First Financial Bancorp, Inc. has fully completed the Awareness Phase, Assessment Phase, and Renovation Phase of its Year 2000 Compliance Plan. All mission critical systems have been identified, and all systems requiring replacement have been replaced. The Bank's entire computer system has been replaced with Y2K compliant hardware and software and is already in use; thus, completing the Implementation Phase. All testing, including the Contingency Plan, has been successfully completed.

The Bank's service provider, INTRIEVE, Inc., continues to actively pursue every avenue required to insure their Y2K compliance and continues to be monitored by the Bank's regulatory agency, the Office of Thrift Supervision. INTRIEVE, Inc. is keeping their customers informed as to their state of readiness.

Total expenses related to Year 2000 compliance are estimated at approximately $187,000. Expenses consist of the cost of replacement hardware and software, consulting fees, and labor. Expenses to date are approximately $183,000. The balance of expenses are estimated at $2,000 for 1999, of which consists of consulting fees and labor, with the remaining expense of $2,000 in the year 2000 for consulting fees and labor.

The major component of risk to the Bank lies with its service provider, INTRIEVE, Inc. Should INTRIEVE, Inc. not become fully Y2K compliant, it would be necessary for the Bank to revert to manual processing of customer accounts. Though this would be a labor-intensive process, it would be possible to operate in such a manner for a reasonable period of time. The Bank does not anticipate any risk associated with environmental systems, such as heating/air conditioning, phone systems, or utilities, as it has been assured that all systems are Y2K compliant. The Bank is relying on the utility companies internal testing and representations to provide the required services as drives the Bank's data systems. Any failure of the utilities to address the Year 2000 issues could result in the Bank being unable to service its customers on a timely basis. However, as Harrodsburg First Financial Bancorp, Inc. does not control all software it uses or interfaces to, it is possible that errors may be undetected should other parties fail to ensure their systems are year 2000 compliant.

The Bank has adopted a Contingency Plan to be used in the event on-line processing with INTRIEVE, Inc., the Bank's service provider, is not operational due to the rollover of the date from December 31, 1999 to January 1, 2000. The plan, if needed, will be implemented by the Year 2000 Steering Team as designated in the Bank's Year 2000 Compliance Plan approved by the Board of Directors.

Despite the best efforts of management to address this issue, the vast number of external entities that have direct and indirect business relationships with the Company, such as customers, vendors, payment system providers, and other financial institutions, makes it impossible to assure that a failure to achieve compliance by one or more of these entities would not have material adverse impact on the operations of the Bank.

Regulatory Capital

The OTS imposes regulations which provide that the savings institutions must maintain certain levels of capital. Specifically, the regulations provide that savings institutions must maintain core capital equal to 4% of adjusted total assets and a combination of core and supplementary capital equal to 8% of risk weighted assets.

The following summarizes the Bank's regulatory capital requirements and position at September 30, 1999 and 1998:

                                                              1999               1998
                                                      ------------------   -----------------
                                                              (Dollars in Thousands)
                                                         Amount   Percent   Amount   Percent
                                                      ---------   -------  --------  -------
Core capital.....................................     $  22,556     21.2   $ 24,912    23.5
Core capital requirement.........................         4,260      4.0      4,247     4.0
                                                      ---------   -------  --------  -------
Excess...........................................     $  18,296     17.2   $ 20,665    19.5
                                                      =========   =======  ========  =======
Core capital ....................................     $  22,556            $ 24,912
General valuation allowance......................           350                 335
                                                      ---------            --------
Total capital (core and supplemental)............        22,906     36.9     25,247    43.8
Risk-based capital requirement...................         4,961      8.0      4,612     8.0
                                                      ---------   -------  --------  -------
Excess...........................................     $  17,945     28.9   $ 20,635    35.8
                                                      =========   =======  ========  =======

Liquidity

The liquidity of the Company depends primarily on the dividends paid to it as the sole shareholder of the Bank. The payment of cash dividends by the Bank on its common stock is limited by regulations of the OTS, which are tied to the Bank's level of compliance with its regulatory capital requirements.

The Bank's primary sources of funds are deposits and proceeds from principal and interest payments of loans. Additional sources of liquidity are advances from the FHLB of Cincinnati and other borrowings. At September 30, 1999, the Bank had no outstanding borrowings. The Bank has utilized and may in the future, utilize FHLB of Cincinnati borrowings during periods when management of the Bank believes that such borrowings provide a lower cost source of funds than deposit accounts and the Bank desires liquidity in order to help expand its lending operations.

The Company's operating activities produced positive cash flows for the fiscal years ended September 30, 1999, 1998, and 1997.

The Bank's most liquid assets are cash and cash-equivalents, which include investments in highly liquid, short-term investments. At September 30, 1999 and 1998, cash and cash equivalents totaled $8.4 million and $8.1 million, respectively.

At September 30, 1999, the Bank had $48.3 million in certificates of deposits due within one year and $13.2 million due between one and three years. Management believes, based on past experience, that the Bank will retain much of the deposits or replace them with new deposits or borrowings. At September 30, 1999, the Bank had $1.5 million in outstanding commitments to originate mortgages. The Bank intends to fund these commitments with short-term investments and proceeds from loan repayments.

OTS regulations require that the Bank maintain specified levels of liquidity. Liquidity is measured as a ratio of cash and certain investments to deposits subject to withdrawal. The minimum level of liquidity required by regulation is presently 4.0%. The Bank's liquidity ratio at September 30, 1999, 1998, and 1997 was 23.21%, 27.34%, and 32.2%, respectively.

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

This statement is effective for fiscal years beginning after December 15, 1997. Earlier application is permitted. Reclassification of financial statements for earlier periods provided for comparative purposes is required. The Company adopted SFAS 130 during fiscal year 1999 without a material effect on the Company.

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

This statement is effective for financial statements for periods beginning after December 15, 1997. In the initial year of application, comparative information for earlier years is to be restated. The Company adopted SFAS 131 during fiscal year 1999, and there was no material effect on the Company's financial position or operating results.

Accounting for Derivative Instruments and Hedging Activities. In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which requires entities to recognize all derivatives in their financial statements as either assets or liabilities measured at fair value. SFAS No. 133 also specifies new methods of accounting for hedging transactions, prescribes the items and transactions that may be hedged, and specifies detailed criteria to be met to qualify for hedge accounting.

The definition of a derivative financial instrument is complex, but in general, it is an instrument with one or more underlyings, such as an interest rate of foreign exchange rate, that is applied to a notional amount, such as an amount of currency, to determine the settlement amounts. It generally requires no significant initial investment and can be settled net or by delivery of an asset that is readily convertible to cash. SFAS No. 133 applies to derivatives embedded in other contracts, unless the underlying of the embedded derivative is clearly and closely related to the host contract.

SFAS No. 133, as amended by SFAS No. 137, is effective for fiscal years beginning after June 15, 2000. On adoption, entities are permitted to transfer held-to-maturity debt securities to the available-for-sale or trading category without calling into question their intent to hold other debt securities to maturity in the future. SFAS No. 133 is not expected to have a material impact on the Company's financial statements.

                      MILLER, MAYER, SULLIVAN & STEVENS LLP
                          CERTIFIED PUBLIC ACCOUNTANTS
                      "INNOVATORS OF SOLUTION TECHNOLOGY"sm

                                 (606) 223-3095

                          INDEPENDENT AUDITORS' REPORT


Board of Directors
Harrodsburg First Financial Bancorp, Inc.
Harrodsburg, Kentucky


We have audited the accompanying consolidated balance sheets of Harrodsburg First Financial Bancorp, Inc. and Subsidiary as of September 30, 1999 and 1998 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three year period ended September 30, 1999. These consolidated financial statements are the responsibility of the management of Harrodsburg First Financial Bancorp, Inc. (Company). Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Harrodsburg First Financial Bancorp, Inc. and Subsidiary as of September 30, 1999 and 1998, and the results of their operations and their cash flows for each of the years in the three year period ended September 30, 1999 in conformity with generally accepted accounting principles.


/s/ Miller, Mayer, Sullivan, & Stevens, LLP
Lexington, Kentucky
November 29, 1999

                                                                 (606) 223-3095
2365 HARRODSBURG ROAD      LEXINGTON, KENTUCKY 40504-3399   FAX: (606) 223-2143

            HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS
                           September 30, 1999 and 1998

                        --------------------------------

ASSETS                                                                         1999             1998
                                                                         ------------------------------
Cash and due from banks                                                  $     541,527    $     739,772
Interest Bearing Deposits                                                    7,808,786        7,334,333
Securities available-for-sale at fair value                                  4,008,576        3,825,492
Securities held-to-maturity, fair value of $7,150,839 and                    7,231,745       11,140,809
  $11,226,762 for 1999 and 1998, respectively
Loans receivable, net                                                       89,061,610       85,271,904
Accrued interest receivable                                                    618,854          660,798
Premises and equipment, net                                                  1,055,196          852,123
Other assets                                                                    89,837           94,046
                                                                         -------------    -------------
         Total assets                                                    $ 110,416,131    $ 109,919,277
                                                                         =============    =============

LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits                                                                 $  82,018,317    $  78,995,644
Advance payments by borrowers for taxes and insurance                           80,865           71,849
Deferred Federal income tax                                                  1,395,875        1,398,193
Dividends payable                                                              468,701          354,445
Other liabilities                                                              232,139          117,533
                                                                         -------------    -------------
         Total liabilities                                                  84,195,897       80,937,664
                                                                         -------------    -------------

Stockholders' equity
Common stock, $0.10 par value, 5,000,000 shares authorized;                    218,213          218,213
  2,182,125 shares issued and outstanding
Additional paid-in capital                                                  21,194,168       21,154,129
Retained earnings, substantially restricted                                 11,187,966       11,003,179
Accumulated other comprehensive income                                       2,595,842        2,475,007
Treasury stock, 481,250 and 258,607 shares, at cost, for 1999               (7,698,625)      (4,477,515)
  and 1998, respectively
Unallocated employee stock ownership plan (ESOP) shares                     (1,277,330)      (1,391,400)
                                                                         -------------    -------------
Total stockholders' equity                                                  26,220,234       28,981,613
                                                                         -------------    -------------
         Total liabilities and stockholders' equity                      $ 110,416,131    $ 109,919,277
                                                                         =============    =============


The accompanying notes are an integral part of the consolidated financial statements.

            HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARY
                        CONSOLIDATED STATEMENTS OF INCOME
             for the years ended September 30, 1999, 1998, and 1997

                      -----------------------------------

                                                                1999        1998          1997
                                                             ----------   ----------   ----------
Interest income:
  Interest on loans                                          $6,757,256   $6,549,702   $6,238,613
  Interest and dividends on securities                          552,243      769,604      781,583
  Other interest income                                         435,817      459,484      678,480
                                                             ----------   ----------   ----------
                  Total interest income                       7,745,316    7,778,790    7,698,676
                                                             ----------   ----------   ----------

Interest expense:
  Interest on deposits                                        3,812,626    3,897,383    3,834,806
                                                             ----------   ----------   ----------

Net interest income                                           3,932,690    3,881,407    3,863,870
Provision for loan losses                                        35,000       96,631       11,000
                                                             ----------   ----------   ----------
Net interest income after provision for loan losses           3,897,690    3,784,776    3,852,870
                                                             ----------   ----------   ----------

Non-interest income:
Loan and other service fees, net                                 99,932       99,189       75,275
Other                                                            16,330       23,594       20,165
                                                             ----------   ----------   ----------
                                                                116,262      122,783       95,440
                                                             ----------   ----------   ----------
Non-interest expense:
Compensation and benefits                                       934,838      940,119      911,051
  Occupancy expenses, net                                       144,784      138,310      129,040
  Federal and other insurance premiums                           48,297       51,062       78,539
  Data processing expenses                                      135,063      119,365      104,842
  State franchise tax                                           124,034      117,096      139,350
  Other operating expenses                                      341,400      313,313      338,585
                                                             ----------   ----------   ----------
                                                              1,728,416    1,679,265    1,701,407
                                                             ----------   ----------   ----------
Income before income tax expense                              2,285,536    2,228,294    2,246,903
Income tax expense                                              777,074      799,620      770,637
                                                             ----------   ----------   ----------
Net income                                                   $1,508,462   $1,428,674   $1,476,266
                                                             ==========   ==========   ==========
Earnings per common share                                    $      .94   $     0.79   $     0.78
                                                             ==========   ==========   ==========
Earnings per common share assuming dilution                  $      .94   $     0.79   $     0.78
                                                             ==========   ==========   ==========
Weighted average common shares outstanding during the year    1,609,855    1,811,551    1,896,684
                                                             ==========   ==========   ==========
Weighted average common shares after dilutive
         effect outstanding during the year                   1,609,855    1,813,229    1,896,684
                                                             ==========   ==========   ==========

The accompanying notes are an integral part of the consolidated financial statements.

            HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARY
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
             for the years ended September 30, 1999, 1998, and 1997

                     -------------------------------------

                                                                                 Accumulated
                                                       Additional                   Other                  Unallocated     Total
                                            Common      Paid-In     Retained    Comprehensive   Treasury      ESOP     Stockholders'
                                             Stock      Capital     Earnings        Income       Stock       Shares        Equity
                                           ---------- -----------  -----------  -----------   ----------  -----------  ------------
Balance, September 30, 1996                 $218,213  $21,001,572  $10,229,074   $1,191,925   $(789,495)  $(1,629,300)  $30,221,989
                                                                                                                      --------------
Comprehensive income:
  Net income                                                         1,476,266                                            1,476,266
  Other comprehensive income, net of tax
    unrealized gains on securities                                                  551,709                                 551,709
                                                                                                                      --------------
Total comprehensive income                                                                                                2,027,975
Dividend declared                                                     (667,836)                                            (667,836)
ESOP shares earned in 1997                                 75,667                                             116,360       192,027
Purchase of 107,977 shares of common stock                                                   (2,001,331)                 (2,001,331)
                                           ---------- -----------  -----------  -----------   ----------  -----------  ------------
Balance, September 30, 1997                  218,213   21,077,239   11,037,504    1,743,634  (2,790,826)   (1,512,940)   29,772,824
                                                                                                                      --------------
Comprehensive income:
  Net income                                                         1,428,674                                            1,428,674
  Other comprehensive income, net of tax
    unrealized gains on securities                                                  731,373                                 731,373
                                                                                                                      --------------
Total comprehensive income                                                                                                2,160,047
Dividend declared                                                   (1,462,999)                                          (1,462,999)
ESOP shares earned in 1998                                 76,890                                             121,540       198,430
Purchase of 101,238 shares of common stock                                                   (1,686,689)                 (1,686,689)
                                           ---------- -----------  -----------  -----------   ----------  -----------  ------------
Balance, September 30, 1998                  218,213   21,154,129   11,003,179    2,475,007  (4,477,515)   (1,391,400)   28,981,613
                                                                                                                      --------------
Comprehensive income:
  Net income                                                         1,508,462                                            1,508,462
  Other comprehensive income, net of tax
    unrealized gains on securities                                                  120,835                                 120,835
                                                                                                                      --------------
Total comprehensive income                                                                                                1,629,297
Dividend declared                                                   (1,323,675)                                          (1,323,675)
ESOP shares earned in 1999                                 40,039                                             114,070       154,109
Purchase of 222,643 shares of common stock                                                   (3,221,110)                 (3,221,110)
                                           ---------- -----------  -----------  -----------   ----------  -----------  ------------
Balance, September 30, 1999                 $218,213  $21,194,168  $11,187,966   $2,595,842 $(7,698,625)  $(1,277,330)  $26,220,234
                                           ========== ===========  ===========  ===========   ==========  ===========  ============

The accompanying notes are an integral part of the consolidated financial statements.

            HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
             for the years ended September 30, 1999, 1998, and 1997

                        -------------------------------

                                                                 1999         1998             1997
                                                            -----------    -----------    -----------
Operating activities

Net income                                                  $ 1,508,462    $ 1,428,674    $ 1,476,266
Adjustments to reconcile net income to net cash
provided by operating activities:
  Provision for loan losses                                      35,000         96,631         11,000
  Provision for depreciation                                     68,042         70,809         55,017
  ESOP benefit expense                                          154,109        198,430        192,027
  Amortization of loan fees                                     (66,649)       (65,361)       (41,689)
  Amortization of investment premium (discount)                  (3,055)         4,349         (2,691)
  Loss on sale of fixed asset                                     3,397
  FHLB stock dividend                                           (99,900)       (95,400)       (87,300)
Change in:
  Interest receivable                                            41,944        (19,474)        34,109
  Interest payable                                                1,004           (437)           676
  Accrued liabilities                                           113,602        (48,615)      (552,244)
  Prepaid expense                                                 4,209        (17,275)        41,610
           Income taxes payable                                 (64,567)        17,790        163,000
                                                            -----------    -----------    -----------

         Net cash provided by operating activities            1,695,598      1,570,121      1,289,781
                                                            -----------    -----------    -----------

Investing activities

Net (increase) decrease in loans                             (3,758,057)    (4,041,896)    (3,728,253)
Purchase of certificates of deposit                            (600,000)
Maturity of certificates of deposit                             600,000      2,500,000
Purchase of securities held-to-maturity                      (2,500,000)    (5,000,000)    (3,502,968)
Call of security held-to-maturity                             6,500,000      5,000,000      3,000,000
Principle repayments - mortgage back securities                  12,018         14,847         31,119
Purchase of fixed assets                                       (274,512)      (266,735)       (53,294)
                                                            -----------    -----------    -----------

         Net cash provided (used) by investing activities       (20,551)    (3,693,784)    (2,353,396)
                                                            -----------    -----------    -----------

                                   (Continued)

The accompanying notes are an integral part of the consolidated financial statements.

            HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARY
                CONSOLIDATED STATEMENTS OF CASH FLOWS, Continued
             for the years ended September 30, 1999, 1998, and 1997

                        -------------------------------

                                                                 1999             1998            1997
                                                            ------------    ------------    ------------
Financing activities

Net increase (decrease) in demand deposits,                    1,191,312        (378,672)        (53,051)
NOW accounts and savings accounts
Net increase (decrease) in certificates of deposit             1,831,362         745,111       1,736,046
Net increase (decrease) in custodial accounts                      9,017           5,779          (2,464)
Purchase of treasury stock                                    (3,221,110)     (1,686,689)     (2,001,331)
Payment of dividends                                          (1,209,420)     (1,108,554)     (1,059,469)
                                                            ------------    ------------    ------------
         Net cash provided (used) by financing activities     (1,398,839)     (2,423,025)     (1,380,269)
                                                            ------------    ------------    ------------
         Increase (decrease) in cash and cash equivalents        276,208      (4,546,688)     (2,443,884)
Cash and cash equivalents, beginning of year                   8,074,105      12,620,793      15,064,677
                                                            ------------    ------------    ------------
Cash and cash equivalents, end of year                      $  8,350,313    $  8,074,105    $ 12,620,793
                                                            ============    ============    ============
Supplemental Disclosures
Cash payments for:
Interest on deposits                                        $  3,811,622    $  3,897,821    $  3,834,129
Income taxes                                                $    745,000    $    830,000    $    602,000


The accompanying notes are an integral part of the consolidated financial statements.

            HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        -------------------------------

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

     The Company's articles of incorporation authorize the issuance of up to 500,000 shares of preferred stock, which may be issued with certain rights and preferences. As of September 30, 1999, no preferred stock has been issued.

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

     The Bank conducts a general banking business in central Kentucky which primarily consists of attracting deposits from the general public and applying those funds to the origination of loans for residential, consumer, and nonresidential purposes. The Bank's profitability is significantly dependent on net interest income, which is the difference between interest income generated from interest-earning assets (i.e. loans and investments) and the interest expense paid on interest-bearing liabilities (i.e. customer deposits and borrowed funds). Net interest income is affected by the relative amount of interest-earning assets and interest-bearing liabilities and the interest received or paid on these balances. The level of interest rates paid or received by the Bank can be significantly influenced by a number of environmental factors, such as governmental monetary policy, that are outside of management's control.

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

            HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        --------------------------------

     The following is a summary of the Company's significant accounting policies which have been consistently applied in the preparation of the accompanying consolidated financial statements.

     Principles of Consolidation. The consolidated financial statements include the accounts of the Company, the Bank, and the Bank's wholly owned subsidiary, Harrodsburg Savings & Loan Service Corporation. All significant intercompany accounts and transactions have been eliminated.

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

     Regulations require the Bank to maintain an amount of cash and U.S. government and other approved securities equal to a prescribed percentage (4% at September 30, 1999 and 1998) of deposit accounts (net of loans secured by deposits) plus short-term borrowings. At September 30, 1999 and 1998, the Bank met these requirements.

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

                        --------------------------------

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

     The Bank accounts for the impairment of a loan in accordance with SFAS No. 114, Accounting by Creditors for Impairment of a Loan, as amended by SFAS No. 118 as to certain income recognition and disclosure provisions. These accounting standards require that impaired loans be measured based upon the present value of expected future cash flows discounted at the loan's effective interest rate, or as an alternative, at the loan's observable market price or fair value of the collateral. The Bank's current procedures for evaluating impaired loans result in carrying such loans at the lower of cost or fair value.

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

                        --------------------------------

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

     Earnings Per Share. Earnings per common share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. Earnings per common share assuming dilution reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock, that then shared in the earnings of the company.

     Comprehensive Income. The Corporation adopted SFAS 130, Reporting Comprehensive Income, as of October 1, 1998. Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such

                                  (Continued)

            HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        --------------------------------

     as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income are components of comprehensive income. The adoption of SFAS 130 had no effect on the Corporation's net income or shareholder's equity. The components of other comprehensive income is presented in the consolidated statements of stockholders' equity.

     Reclassification. Certain presentations of accounts previously reported have been reclassified in these consolidated financial statements. Such reclassifications had no effect on net income or retained income as previously reported.

2.   Investment Securities

     The cost and estimated fair value of securities held by the Bank as of September 30, 1999 and 1998 are summarized as follows:

                                                                                    1999
                                                           --------------------------------------------------------
                                                               Amortized       Gross        Gross       Fair Value
                                                                 Cost       Unrealized    Unrealized
                                                                               Gains        Losses
                                                           --------------------------------------------------------
Securities, available-for-sale:
  Federal Home Loan Mortgage, capital                            $75,482    $3,933,094     $            $4,008,576
    stock, 77,088 shares
                                                           ========================================================
Securities, held-to-maturity:
  Debt Securities:
    U.S. Government and Federal Agencies                      $5,500,000                   $ 77,896     $5,422,104
    Municipal bonds                                              213,467                      3,724        209,743
                                                           --------------------------------------------------------
                                                               5,713,467                     81,620      5,631,847
                                                           --------------------------------------------------------
  Mortgage-backed Securities                                      39,878           714                      40,592
                                                           --------------------------------------------------------
  Federal Home Loan
    Bank of Cincinnati, capital stock - 14,784 shares          1,478,400                                 1,478,400
                                                           --------------------------------------------------------
                                                              $7,231,745          $714     $ 81,620     $7,150,839
                                                           ========================================================

                                                                                    1998
                                                           --------------------------------------------------------
                                                               Amortized       Gross         Gross      Fair Value
                                                                 Cost       Unrealized    Unrealized
                                                                               Gains        Losses
                                                           --------------------------------------------------------
Securities, available-for-sale:
  Federal Home Loan Mortgage, capital                            $75,482    $3,750,010                 $ 3,825,492
    stock, 77,088 shares
                                                           ========================================================
Securities, held-to-maturity:
  Debt Securities:
    U.S. Government and Federal Agencies                      $9,497,073    $   75,502                 $ 9,572,575
    Municipal bonds                                              213,339         8,518                     221,857
                                                           --------------------------------------------------------
                                                               9,710,412        84,020                   9,794,432
                                                           --------------------------------------------------------
  Mortgage-backed Securities                                      51,897         1,933                      53,830
                                                           --------------------------------------------------------
  Federal Home Loan
    Bank of Cincinnati, capital stock - 13,785 shares          1,378,500                                 1,378,500
                                                           --------------------------------------------------------
                                                             $11,140,809    $   85,953                 $11,226,762
                                                           ========================================================

                                  (Continued)

            HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        --------------------------------

     The amortized cost and estimated market value of debt securities at September 30, 1999, by contractual maturity, are as follows:

                                                                                             Estimated
                                                                         Amortized             Market
                                                                            Cost               Value
                                                                      -----------------   -----------------
Due after one year through five years                                       $5,604,819          $5,526,064
Due after five through ten years                                               108,648             105,783
                                                                      -----------------   -----------------
                                                                            $5,713,467          $5,631,847
                                                                      =================   =================

          In accordance with the requirements of SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities," the unrealized gain on securities available-for-sale of $3,933,094 net of deferred income taxes of $1,337,252 has been recorded as a separate component of stockholders' equity as of September 30, 1999.

          For the year ended September 30, 1999, the Bank received $6,500,000 from the call of thirteen debt securities backed by a U.S. Government Agency, which were classified as held-to-maturity. For the year ended September 30, 1998, the Bank received $5,000,000 from the call of ten debt securities backed by a U.S. Government agency, which were classified as held-to-maturity. For the year ended September 30, 1997, the Bank received $3,000,000 from the call of four debt securities backed by a U.S. Government agency, which were classified as held-to-maturity.

3.        Loans Receivable

          Loans receivable, net at September 30, 1999 and 1998 consists of the following:

                                                                             1999               1998
                                                                       -----------------  -----------------
Loans secured by first lien mortgages on real estate:
One-to-four residential property                                            $70,638,534        $68,813,909
         Multi-family residential property                                    3,720,015          3,500,193
         Commercial properties                                                5,148,023          3,370,033
         Construction                                                         4,121,550          5,241,492
         Agricultural                                                         4,541,585          3,859,698
Consumer loans:
         Home equity                                                          1,830,682          1,831,249
         Home improvement and personal                                        1,398,978          1,660,771
         Loans secured by savings deposits                                      484,317            554,653
                                                                       -----------------  -----------------
                                                                             91,883,684         88,831,998
Loans in process                                                            (2,041,995)        (2,925,287)
Provisions for loan losses                                                    (370,000)          (335,000)
Deferred loan origination fees                                                (410,079)          (299,807)
                                                                       -----------------  -----------------
         Loans receivable, net                                              $89,061,610        $85,271,904
                                                                       =================  =================

                                  (Continued)

            HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        --------------------------------

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

          The Bank provides an allowance to the extent considered necessary to provide for losses that may be incurred upon the ultimate realization of loans. The changes in the allowance on loan losses is analyzed as follows:

                                                                         Year Ended September 30,
                                                              -----------------------------------------------
                                                                  1999            1998             1997
                                                              --------------  --------------   --------------
Balance at beginning or period                                     $335,000        $308,250         $297,250
Additions charged to operations                                      35,000          96,631           11,000
Charge-offs                                                                        (73,084)
Recoveries                                                                            3,203
                                                              --------------  --------------   --------------
Balance at end of period                                           $370,000        $335,000         $308,250
                                                              ==============  ==============   ==============

          The following is a summary of non-performing loans (in thousands) at September 30, 1999, 1998, and 1997, respectively:

                                                                              September 30,
                                                              -----------------------------------------------
                                                                  1999            1998             1997
                                                              --------------  --------------   --------------
Non-accrual loans                                             $               $                $
Loans past due 90 days or more                                          281             489              520
                                                              --------------  --------------   --------------
Total non-performing loan balances                                     $281            $489             $520
                                                              ==============  ==============   ==============

        At September 30, 1999 and 1998, the Bank had identified no impaired loans as defined by SFAS No. 114. There were no loans in non-accrual status, and as such, all interest income earned for the years ended September 30, 1999 and 1998 on the loans outstanding has been included in income.

        Loans to executive officers and directors, including loans to affiliated companies of which executive officers and directors are principal owners, and loans to members of the immediate family of such persons at September 30, 1999 and 1998 are summarized as follows:

                                                                                       September 30,
                                                                               -------------------------------
                                                                                   1999             1998
                                                                               --------------   --------------
Balance at beginning of period                                                      $182,796         $187,857
  Additions during year                                                                                 3,886
  Repayments                                                                        (16,089)          (8,947)
                                                                               --------------   --------------
Balance at end of period                                                            $166,707         $182,796
                                                                               ==============   ==============

                                  (Continued)

            HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        --------------------------------

4.   Premises and Equipment

     Office premises and equipment included the following:

                        Description                            Useful Life         1999             1998
------------------------------------------------------------  --------------  ---------------  ---------------
Land, buildings and improvements                               30-45 years        $1,186,965       $1,086,560
Furniture, fixtures and equipment                               5-10 years           656,874          613,650
                                                                              ---------------  ---------------
                                                                                   1,843,839        1,700,210
         Less accumulated depreciation                                             (788,643)        (848,087)
                                                                              ---------------  ---------------
                                                                                  $1,055,196         $852,123
                                                                              ===============  ===============

     Depreciation expense for the years ended September 30, 1999, 1998 and 1997 amounted to $68,042, $70,809, and $55,017, respectively.

5.   Deposits

     Deposit account balances as of the dates indicated are summarized as follows:

                                                                                      September 30,
                                                                            ----------------------------------
                                                                                 1999              1998
                                                                            ----------------  ----------------
Demand deposit accounts, non-interest bearing                                      $743,944          $392,679
Passbook accounts with a weighted average rate of 2.82% and 2.79% at              7,485,269         7,402,288
September 30, 1999 and 1998, respectively
NOW and MMDA deposits with a weighted average rate of 2.45%  and 2.40% at         9,255,397         8,498,332
September 30, 1999 and 1998, respectively
                                                                            ----------------  ----------------
                                                                                 17,484,610        16,293,299
Certificate of deposits with a weighted average interest rate of 5.16% and       64,533,707        62,702,345
5.63% at September 30, 1999 and 1998, respectively
                                                                            ----------------  ----------------
          Total Deposits                                                        $82,018,317       $78,995,644
                                                                            ================  ================
Jumbo certificates of deposit (minimum denomination of $100,000)                 $5,780,668        $4,970,710
                                                                            ================  ================

     Certificates of deposit by maturity at September 30, 1999 and 1998 (in thousands) are as follows:

                                                                                      September 30,
                                                                            ----------------------------------
                                                                                 1999              1998
                                                                            ----------------  ----------------
Within one year                                                                     $48,310           $38,962
Over 1 to 3 years                                                                    13,232            20,545
Maturing in years thereafter                                                          2,992             3,195
                                                                            ----------------  ----------------
                                                                                    $64,534           $62,702
                                                                            ================  ================

                                  (Continued)

            HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        --------------------------------

     Certificates of deposit by maturity and interest rate category at September 30, 1999 (in thousands) are as follows:

                                                                    Amount Due
                                 ---------------------------------------------------------------------------------
                                   Less Than        1-2 Years       2-3 Years      After 3 Years        Total
                                   One Year
                                 --------------   --------------  ---------------  --------------   --------------
     4.01--6.00%                       $46,330          $10,089           $2,336          $2,542          $61,297
     6.01--8.00%                         1,980              152              635             470            3,237
                                 --------------   --------------  ---------------  --------------   --------------
                                       $48,310          $10,241           $2,971          $3,012          $64,534
                                 ==============   ==============  ===============  ==============   ==============

     Interest expense on deposits for the periods indicated is summarized as follows:

                                                                           Years Ended September 30,
                                                               ---------------------------------------------------
                                                                    1999              1998              1997
                                                               ---------------   ---------------   ---------------
     Money market and NOW account                                    $222,707          $202,576          $202,209
     Savings Accounts                                                 207,735           211,923           217,967
     Certificates                                                   3,382,184         3,482,884         3,414,630
                                                               ---------------   ---------------   ---------------
                                                                   $3,812,626        $3,897,383        $3,834,806
                                                               ===============   ===============   ===============

     The Bank maintains arrangements for clearing NOW and MMDA accounts with the Federal Home Loan Bank of Cincinnati. The Bank is required to maintain adequate collected funds in its Demand Account to cover average daily clearings. The Bank was in compliance with this requirement at September 30, 1999 and 1998. At September 30, 1999, the Bank had pledged $1,275,000 of its overnight deposits held by the FHLB of Cincinnati to secure certain customer deposit balances.

6.   Income Taxes

     The provision for income taxes for the periods indicated consist of the following:

                                                                              Years ended September 30,
                                                                    ----------------------------------------------
                                                                        1999            1998            1997
                                                                    --------------  -------------   --------------
     Federal income tax expense:
       Current expense                                                   $847,787       $781,830         $762,596
       Deferred expense (benefit)                                        (70,713)         17,790            8,041
                                                                    --------------  -------------   --------------
                                                                         $777,074       $799,620         $770,637
                                                                    ==============  =============   ==============

                                  (Continued)

            HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        --------------------------------

     Deferred income taxes result from temporary differences in the recognition of income and expenses for tax and financial statement purposes. The source of these temporary differences and the tax effect of each are as follows:

                                                                              Years ended September 30,
                                                                     ---------------------------------------------
                                                                         1999            1998           1997
                                                                     --------------  -------------- --------------
     Deferred loan fee income                                            $ (37,492)       $(21,605)       $(2,251)
     Deposit insurance                                                                                    182,261
     FHLB stock                                                             33,966          32,436         29,682
     Allowance for loan losses                                              (7,646)         (9,095)      (196,898)
     Other, net                                                            (59,541)         16,054         (4,753)
                                                                     --------------  -------------- --------------
     Net deferred tax expense (benefit)                                  $(70,713)         $17,790         $8,041
                                                                     ==============  ============== ==============

     For the periods indicated, total income tax expense differed from the amounts computed by applying the U.S. Federal income tax rate of 34% to income before income taxes as follows:

                                                                               Years ended September 30,
                                                                       ------------------------------------------
                                                                           1999           1998           1997
                                                                       ------------  -------------  -------------
     Expected income tax expense at federal tax rate                     $ 777,082     $ 757,619    $ 763,947
     Other, net                                                                 (8)       42,001        6,690
                                                                         ---------     ---------    ---------
              Total income tax expense                                   $ 777,074     $ 799,620    $ 770,637
                                                                         =========     =========    =========
     Effective income tax rate                                                34.0%         35.9%        34.3%
                                                                         =========     =========    =========

     Deferred tax assets and liabilities as of September 30, 1999 and 1998 consisted of the following:

                                                                                         1999            1998
                                                                                     -------------   --------------
     Deferred tax assets:
       Deferred loan fee income                                                          $139,427         $101,934
       ESOP loan                                                                           61,577
       Allowance for loan losses                                                          120,335          112,688
                                                                                     -------------   --------------
                                                                                          321,339          214,622
                                                                                     -------------   --------------
     Deferred tax liabilities:
       FHLB stock                                                                         306,204          272,237
       Fixed asset basis over tax basis                                                    67,610           65,575
                                                                                     -------------   --------------
                                                                                          373,814          337,812
                                                                                     -------------   --------------
         Net deferred tax liability                                                       $52,475         $123,190
                                                                                     =============   ==============

     In addition to the net deferred tax liability at September 30, 1999 of $52,475 outlined in the preceding table, the financial statements include a deferred tax liability of $1,337,252 that was charged against the unrealized gain on securities available-for-sale of $3,933,094. The net amount of $2,595,842 is recorded as a separate component of stockholders' equity.

                                  (Continued)

            HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        --------------------------------

     Effective for tax years ending December 31, 1996 or after, fiscal year September 30, 1997 for the Bank, all thrift institutions are taxed as other banking institutions. Institutions under $500 million in assets are allowed to use the reserve method of determining their bad debt deduction based on their actual experience, while larger institutions (over $500 million) must use the specific charge off method in determining their deduction. Tax bad debt reserves accumulated since September 30, 1988 must be included in taxable income of the Bank prorated over a six year period, beginning in the tax year effected by the change. This change did not have a material impact on the Bank as a deferred tax liability was provided for these accumulated reserves. The accumulated tax bad debt reserves as of September 30, 1988, which amounts to approximately $2,134,000 is only subject to being taxed at a later date under certain circumstances, such as the Bank converting to a type of institution that is not considered a bank for tax purposes. These financial statements do not include any deferred tax liability related to the accumulated tax bad debt reserves as of September 30, 1988.

7.   Stockholders' Equity and Regulatory Capital

     Regulatory Capital. The Bank's actual capital and its statutory required capital levels based on the consolidated financial statements accompanying these notes are as follows (in thousands):

                                                                  September 30, 1999
                                    -------------------------------------------------------------------------------
                                                                      For Capital                To be Well
                                                                   Adequacy Purposes          Capitalized Under
                                                                                              Prompt Corrective
                                                                                              Action Provisions
                                    ------------------------    ------------------------   ------------------------
                                            Actual                     Required                   Required
                                    ------------------------    ------------------------   ------------------------
                                      Amount         %            Amount         %           Amount         %
                                    ------------------------    ------------------------   ------------------------
     Core capital                       $22,556    21.2%             $4,260    4.0%             $6,390        6.0%
     Tangible capital                   $22,556    21.2%             $1,598    1.5%                N/A         N/A
     Total Risk based capital           $22,906    36.9%             $4,961    8.0%             $6,201       10.0%
     Leverage                           $22,556    21.2%                N/A     N/A             $5,325        5.0%


                                                                  September 30, 1998
                                    -------------------------------------------------------------------------------
                                                                      For Capital                To be Well
                                                                   Adequacy Purposes          Capitalized Under
                                                                                              Prompt Corrective
                                                                                              Action Provisions
                                    ------------------------    ------------------------   ------------------------
                                            Actual                     Required                   Required
                                    ------------------------    ------------------------   ------------------------
                                      Amount         %            Amount         %           Amount         %
                                    ------------------------    ------------------------   ------------------------
     Core capital                       $24,912    23.5%             $4,247    4.0%             $6,371        6.0%
     Tangible capital                   $24,912    23.5%             $1,593    1.5%                N/A         N/A
     Total Risk based capital           $25,247    43.8%             $4,612    8.0%             $5,765       10.0%
     Leverage                           $24,912    23.5%                N/A     N/A             $5,309        5.0%

     The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") required each federal banking agency to implement prompt corrective actions for institutions that it regulates. In response to this requirement, OTS adopted final rules based upon FDICIA's five capital tiers. The rules

                                  (Continued)

            HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        --------------------------------

     provide that a savings bank is "well capitalized" if its total risk-based capital ratio is 10% or greater, its Tier 1 risk-based capital ratio is 6% or greater, its leverage is 5% or greater and the institution is not subject to a capital directive. Under this regulation, the Bank was deemed to be "well capitalized" as of September 30, 1999 and 1998 based upon the most recent notifications from its regulators. There are no conditions or events since those notifications that management believes would change its classifications.

     Retained Earnings Restriction. Retained earnings at September 30, 1998 includes tax bad debt reserves of approximately $2,134,000 accumulated prior to September 30, 1988, for which no Federal income tax has been provided. These tax bad debt reserves are only taxable in certain circumstances, such as if the Bank converted to an institution that did not qualify as a bank for tax purposes (see Note 6).

     Liquidation Account. Upon conversion to a capital stock savings bank, eligible account holders who continued to maintain their deposit accounts in the Bank were granted priority in the event of the future liquidation of the Bank through the establishment of a special "Liquidation Account" in an amount equal to the consolidated net worth of the Bank at March 31, 1995. The liquidation account was $10,236,488 at March 31, 1995 and is reduced in proportion to reductions in the balance of eligible account holders as determined on each subsequent fiscal year end. The existence of the liquidation account will not restrict the use or application of net worth except with respect to the cash payment of dividends. The Bank may not declare or pay a cash dividend on or repurchase any of its common stock if the effect thereof would cause its regulatory capital to be reduced below the amount required for the liquidation account.

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

     The multi-employer pension plan covers all full-time employees with one year of service who have attained the age of 21. Under a multi-employer defined benefit plan, pension expense is the amount of the annual required contribution, and a liability will be recognized only for contributions which are due but unpaid at the end of the accounting period. There was no pension expense for the years ended September 30, 1999, 1998, and 1997.

                                  (Continued)

            HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        --------------------------------

     Effective April 1, 1993, the Board of Directors adopted an employee pension benefit plan (referred to as a "401K Plan") as described under the Employees' Retirement Income Security Act of 1974. Under the Plan, the Bank is required to match 25% of employee contributions up to a maximum of 1.5% of eligible compensation. The Plan covers all full-time employees. The Bank contributed $9,428, $8,614, and $7,440 to the Plan for the years ended September 30, 1999, 1998, and 1997, respectively.

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

     The Bank makes annual contributions to the ESOP Trust equal to the ESOP's debt service requirement less dividends, if any, received by the ESOP which are used for debt service. Dividends of $111,312 and $120,671 were used in fiscal year 1999 and 1998, respectively, to pay ESOP debt service. The ESOP shares are pledged as collateral on the debt. As the debt is repaid, shares are released from collateral and allocated to active participants based on a formula specified in the ESOP agreement.

     ESOP compensation was $154,109 for the year ended September 30, 1999. For 1999, 11,407 shares were released from collateral. At September 30, 1999, there were 127,733 unallocated ESOP shares having a fair value of $1,692,462. ESOP compensation was $198,430 for the year ended September 30, 1998. For 1998, 12,154 shares were released from collateral. At September 30, 1998, there were 139,140 unallocated ESOP shares having a fair value of $2,104,493. ESOP compensation was $192,027 for the year ended September 30, 1997. For 1997, 11,638 shares were released from collateral. At September 30, 1997, there were 151,294 unallocated ESOP shares having a fair value of $2,458,528.

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

                                  (Continued)

            HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        --------------------------------

     A summary of option transactions for the year ended September 30, 1999 are as follows:

                                                                                  Year ended September 30,
                                                                 --------------------------------------------------
                                                                          1999                  1998
                                                                 ----------------------   -------------------------
                                                                  Option       Number      Option       Number
                                                                   Price      of Units     Price          of Units
                                                                   -----      --------     -----          --------

        Balance outstanding at beginning of year                 $     16.50    190,000    $ 16.50        190,000
        Granted
        Exercised

        Balance outstanding at end of year                       $     16.50    190,000    $ 16.50        190,000
                                                                                =======                   =======
        Shares exercisable                                                      118,000                    82,000
                                                                                =======                   =======

        Shares available for grant                                               10,000                    10,000
                                                                                =======                   =======

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

          Companies are not required to adopt the fair value method of accounting for employee stock-based transactions, and may continue to account for such transactions under Accounting Principles Based (APB) Opinion No. 25 "Accounting for Stock Issued to Employees." Under this method the compensation cost is measured by the difference between the fair value of the Company's stock at the date of the award, and the exercise price to be paid by the employee. If a company chooses to report stock based compensation under APB 25, they must disclose the pro forma net income and earnings per share as if the Company had applied the new method of accounting. Accordingly, the following table shows the Company's net income and earnings per share on a pro forma basis as if the compensation cost for the stock options awarded were accounted for in accordance with SFAS No. 123 for the year ended September 30, 1999, 1998, and 1997, respectively.

                                               Reported Per Consolidated
                                                   Financial Statements                  Pro Forma Amount
                                      --------------------------------------  -------------------------------------

                                          1999         1998         1997         1999         1998          1997
                                      -----------  -----------   -----------  -----------  -----------  -----------
        Net income                    $ 1,508,462  $ 1,428,674   $ 1,476,266  $ 1,391,102  $ 1,283,604  $ 1,383,356
        Earnings per common share     $       .94  $       .79   $       .78       $  .86       $  .71  $       .73
        Earnings per common share
          assuming dilution           $       .94  $       .79   $       .78       $  .86       $  .71  $       .73


                                  (Continued)

            HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        --------------------------------

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:
                                      1999            1998            1997
                                      ----            ----            ----

Dividend yield                        2.4%            2.4%            2.4%
Expected volatility                   .03%            .03%            .03%
Expected life                          10              10              10
Free interest rate                    5.3%            5.3%            5.3%

     Employee Recognition Plan. On January 21, 1997, the stockholders of the Company approved the establishment of the First Federal Savings Bank of Harrodsburg Restricted Stock Plan (RSP). The objective of the RSP is to enable the Bank to attract and retain personnel of experience and ability in key positions of responsibility. Those eligible to receive benefits under the RSP will be such employees as selected by members of a committee appointed by the Company's Board of Directors. The RSP is a non-qualified plan that is managed through a separate trust. The Bank can contribute sufficient funds to the RSP Trust for the purchase of up to 85,000 shares of common stock.

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

9. Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk

     The Bank is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include mortgage commitments outstanding which amounted to approximately $1,467,100 plus unused lines of credit granted to customers totaling $2,479,469 at September 30, 1999. Of the mortgage loan commitments at September 30, 1999 approximately $12,000 were for fixed rate loans. At September 30, 1998 mortgage commitments outstanding amounted to approximately $1,854,000 and unused lines of credit amounted to $2,179,848. Of the mortgage loan commitments at September 30, 1998, approximately $255,000 were in fixed rate loans. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets.

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

                        --------------------------------

     a case-by-case basis. The amount of collateral obtained upon extension of credit is based on management's credit evaluation of the counterparty. Collateral held varies, but primarily includes residential real estate.

10.  Disclosures about Fair Value of Financial Instruments

     SFAS No. 107, "Disclosures About Fair Value of Financial Instruments" extends the existing fair value disclosure practices for some instruments by requiring all entities to disclose the fair value of financial instruments (as defined), both assets and liabilities recognized and not recognized in the statements of financial condition, for which it is practicable to estimate fair value.

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

                        --------------------------------

     Loan Commitments and Unused Home Equity Lines of Credit. The fair value of loan commitments and unused lines of credit is estimated by taking into account the remaining terms of the agreements and the present credit-worthiness of the counterparties.

     The estimated fair value of the Company's financial instruments at September 30, 1999 and 1998 are as follows:

                                                         September 30, 1999             September 30, 1998
                                                   ------------------------------- ------------------------------
                                                      Carrying          Fair          Carrying         Fair
                                                       Amount          Value           Amount         Value
                                                   ------------------------------- ------------------------------
     Assets
     Cash and cash equivalents                          $8,350,313     $8,350,313      $8,074,105     $8,074,105
              Securities available-for-sale              4,008,576      4,008,576       3,825,492      3,825,492
              Securities held-to-maturity                7,231,745      7,150,839      11,140,809     11,226,762
              Loans receivable, net                     89,061,610     89,317,215      85,271,904     88,067,824
     Liabilities
              Deposits                                  82,018,317     82,115,268      78,995,644     79,740,918
     Unrecognized Financial Instruments
              Loan commitments                                          1,467,100                      1,854,000
              Unused lines of credit                                    2,479,469                      2,179,848

                                  (Continued)

11. Harrodsburg First Financial Bancorp, Inc. Financial Information (Parent Company Only)

     The parent company's principal assets are its investment in the Bank and cash balances on deposit with the Bank. The following are condensed financial statements for the parent company.

                    Harrodsburg First Financial Bancorp, Inc.
                   Condensed Statement of Financial Condition

Harrodsburg First Financial Bancorp,  Inc. Financial Information (Parent Company
Only)

         The parent company's principal assets are its investment in the Bank and cash balances on deposit with the Bank. The following are condensed financial statements for the parent company.

                    Harrodsburg First Financial Bancorp, Inc.
                   Condensed Statement of Financial Condition

                                                                                September 30,
                                                                              1999            1998
                                                                         ------------    ------------
Assets:
     Cash and due from banks                                             $  1,321,727    $  1,668,775
     Investment in subsidiary                                              25,152,122      27,387,374
     Other assets                                                             216,532         279,992
                                                                         ------------    ------------

        Total assets                                                     $ 26,690,381    $ 29,336,141
                                                                         ============    ============
Liabilities and Stockholders Equity:
     Accounts payable                                                    $      1,446    $         83
     Dividends payable                                                        468,701         354,445
                                                                         ------------    ------------
        Total liabilities                                                     470,147         354,528
                                                                         ------------    ------------
Stockholders equity
     Common stock                                                             218,213         218,213
     Additional paid-in capital                                            21,194,168      21,154,129
     Retained earnings                                                     11,187,966      11,003,179
     Accumulated other comprehensive income                                 2,595,842       2,475,007
     Treasury stock, 481,250 and 258,607 shares, respectively, at cost     (7,698,625)     (4,477,515)
     Unearned ESOP shares                                                  (1,277,330)     (1,391,400)
                                                                         ------------    ------------
       Total stockholders' equity                                          26,220,234      28,981,613
                                                                         ------------    ------------
        Total liabilities and stockholders' equity                       $ 26,690,381    $ 29,336,141
                                                                         ============    ============

                                  (Continued)

            HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        --------------------------------

                    Harrodsburg First Financial Bancorp, Inc.
                          Condensed Statement of Income

                                                                    For the years ended September 30,
                                                                    1999          1998           1997
                                                                -----------   -----------    -----------
Income:
   Dividends from Harrodsburg First Federal                     $ 1,569,145   $      --      $         -
                                                                -----------   -----------    -----------
Expense:
   Legal fees                                                        11,940        10,588         24,192
   Franchise and license tax                                         35,650        31,372         60,064
   Transfer agent fees                                               15,465         9,126          9,000
   Accounting fees                                                    5,550         6,550          9,880
   Other operating expenses                                          23,339        26,252         18,496
                                                                -----------   -----------    -----------
                                                                     91,944        83,888        121,632
                                                                -----------   -----------    -----------

   Net income (loss) before tax benefit                           1,477,201       (83,888)      (121,632)
   Income tax benefit                                                31,261        28,522         34,561
                                                                -----------   -----------    -----------
   Net income (loss) before equity in undistributed net
     income of subsidiary                                         1,508,462       (55,366)       (87,071)
   Equity in undistributed net income of subsidiary               1,484,040     1,563,337
                                                                -----------   -----------    -----------

     Net income                                                 $ 1,508,462   $ 1,428,674    $ 1,476,266
                                                                ===========   ===========    ===========

                                  (Continued)

            HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        --------------------------------

                    Harrodsburg First Financial Bancorp, Inc.
                        Condensed Statement of Cash Flows

                                                                For the years ended September 30,
                                                                 1999           1998           1997
                                                             -----------    -----------    -----------
Cash flows from operating activities:
     Net income                                              $ 1,508,462    $ 1,428,674    $ 1,476,266
     Adjustments to reconcile net income to net cash
        provided by operating activities:
        Equity in undistributed net income of subsidiary      (1,484,040)    (1,563,337)
        Excess distributions from consolidated subsidiary      2,430,855
        Decrease in other receivables                             28,546         92,057         29,406
        Decrease in other liabilities                            115,619         (1,281)          (964)
                                                             -----------    -----------    -----------

          Net cash provided (used) by operating activities     4,083,482         35,410        (58,629)
                                                             -----------    -----------    -----------

Cash flows from investing activities:
          Net cash provided (used) by investing activities          --             --             --
                                                             -----------    -----------    -----------

Cash flows from financing activities:
     Dividends paid                                           (1,209,420)    (1,108,554)    (1,059,469)
     Purchase of common stock                                 (3,221,110)    (1,686,689)    (2,001,331)
                                                             -----------    -----------    -----------

       Net cash used by financing activities                  (4,430,530)    (2,795,243)    (3,060,800)
                                                             -----------    -----------    -----------

   Net decrease in cash and cash equivalents                    (347,048)    (2,759,833)    (3,119,429)
   Cash and cash equivalents at beginning of period            1,668,775      4,428,608      7,548,037
                                                             -----------    -----------    -----------

   Cash and cash equivalents at end of period                $ 1,321,727    $ 1,668,775    $ 4,428,608
                                                             ===========    ===========    ===========

                                  (Continued)

            HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        --------------------------------

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

     Summary balance sheets for the wholly owned subsidiary are as follows:

                 Harrodsburg Savings & Loan Service Corporation
                   Balance Sheets, September 30, 1999 and 1998

                            ------------------------
Assets                                            1999            1998
                                             --------------  --------------

Investments                                        $15,000         $15,000
                                             ==============  ==============
Stockholders' Equity

Common stock                                       $15,000         $15,000
                                             ==============  ==============

     The Service Corporation did not receive income nor did it incur expense during the years ended September 30, 1999, 1998, and 1997.

13.  Stock Purchase

     During fiscal year 1997, the Company repurchased 107,977 shares of common stock at a total cost of $2,001,331. During fiscal year 1998, the Company repurchased 101,238 shares of common stock at a total cost of $1,686,689. On September 21, 1998 and December 21, 1998, the Board of Directors of the Company authorized the repurchase of up to 5% of their outstanding stock. In addition, on March 15, 1999, the Board authorized the repurchase of 2.5% of their outstanding stock. During fiscal year 1999, the Company repurchased 222,643 shares of common stock at a total cost of $3,221,110.

14.  Commitments

     During June of 1999, the Company entered into a construction contract in the amount of $456,327 to build a new branch in Lawrenceburg, Kentucky. As of September 30, 1999, this contract was approximately 44% complete.


                              CORPORATE INFORMATION
------------------------------------------------------------------------------------------------------------------------------------

                               BOARD OF DIRECTORS

                                            *Arthur L. Freeman
                                            Chairman and Chief Executive Officer of
                                            the Bank and the Company
Jack D. Hood                                Jack L. Coleman, Jr.                      W. Dudley Shryock, CPA
President and Chief Operating Officer of    Representative, State of Kentucky;        Sole Practitioner
the Bank and the Company                    Partner, Coleman's Lumber Yard
Elwood Burgin                               Thomas Les Letton                         Wickliffe T. Asbury, Sr.
Retired                                     President, The Letton Company             Vice President of the Bank and the
                                                                                      Company
------------------------------------------------------------------------------------------------------------------------------------

                               EXECUTIVE OFFICERS

*Arthur L. Freeman                          Jack D. Hood                             Charles W. Graves, Jr.
Chairman and Chief Executive Officer of     President and Chief Operating Officer    Vice President of the Bank and the Company
the Bank and the Company                    of the Bank and the Company
Wickliffe T. Asbury, Sr.                    Debbie C. Roach                          Teresa W. Noel
Vice President of the Bank and the Company  Secretary of the Bank and the Company    Treasurer of the Bank and the Company
*Effective 10/1/99

------------------------------------------------------------------------------------------------------------------------------------

                                OFFICE LOCATIONS

104 South Chiles Street                                                              216 South Main Street
Harrodsburg, Kentucky 40330                                                          Lawrenceburg, Kentucky 40342


------------------------------------------------------------------------------------------------------------------------------------

                               GENERAL INFORMATION

Independent Accountants                      Special Counsel                         Annual Report on Form 10K
Miller, Mayer, Sullivan, & Stevens, LLP      Malizia Spidi & Fisch, PC
2365 Harrodsburg Road                        One Franklin Square
Lexington, KY 40504-3399                     1301 K Street, N.W., Suite 700 East     A copy of the company's 1999
                                             Washington, DC 20005                    annual report on form 10-k
                                                                                     without exhibits will be
General Counsel                              Annual Meeting                          furnished without charge to
David Patrick                                The 2000 Annual Meeting of              stockholders upon written
Attorney-at-Law                              Stockholders will be held on            request to:
321 South Main Street                        January 24, 2000 at 5:30 p.m. at:
Harrodsburg, KY 40330
                                                  Ragged Edge Community Theater      Jack D. Hood
                                                  111 S. Main Street                 Harrodsburg First Financial
Walter Patrick                                    Harrodsburg, KY 40330                Bancorp, Inc.
Attorney-at-Law                                                                      POB 384
Gordon Building                              Transfer Agent                          104 South Chiles Street
P.O. Box 178                                 Illinois Stock Transfer                 Harrodsburg, KY 40330
Lawrenceburg, KY 40342                       209 West Jackson Blvd., Suite 903
                                             Chicago, IL 60606