Form 10-K, Exhibit 13
period 2000-09-30
HARRODSBURG FIRST FINANCIAL BANCORP INC
filed 2000-12-20
CIK 946738

EXHIBIT 13

                   HARRODSBURG FIRST FINANCIAL BANCORP, INC.
--------------------------------------------------------------------------------

Harrodsburg  First  Financial  Bancorp,   Inc.,  a  Delaware   corporation  (the
"Company"), is a unitary savings and loan holding company whose only subsidiaries are First Financial Bank ("Bank") and its subsidiary. On September 29, 1995, the Bank converted from mutual to stock form as a wholly owned subsidiary of the Company. In connection with the conversion, the Company issued 2,182,125 shares of its common stock (the "Common Stock") to the public.

The Company is subject to regulation by the Office of Thrift Supervision ("OTS") of the Department of the Treasury. The primary activity of the Company is holding the stock of the Bank and operating the Bank. Accordingly, the information set forth in this report, including financial statements and related data, relates primarily to the Bank and its subsidiary. The Bank was formed in 1961 as a federal mutual savings and loan association and obtained insurance of accounts and became a member of the Federal Home Loan Bank ("FHLB") of Cincinnati at that time. Upon its conversion to stock form in September 1995, the Bank adopted the name First Federal Savings Bank of Harrodsburg. Effective January 1, 2000, the Bank's name was changed to First Financial Bank. The Bank operates through one full service office in Harrodsburg, Kentucky, and two full service branch offices in Lawrenceburg, Kentucky.

The executive offices of the Company and the Bank are located at 104 South Chiles Street, Harrodsburg, Kentucky 40330, and its telephone number is (859) 734-5452.

                         MARKET AND DIVIDEND INFORMATION
--------------------------------------------------------------------------------

Market for the Common Stock

Since October 4, 1995, the Common Stock of the Company has been listed for trading under the symbol "HFFB" on the National Association of Securities Dealers, Inc. Automated Quotation ("NASDAQ") National Market. As of December 6, 2000, there were 1,514,875 shares of the Common Stock issued and outstanding, held by approximately 476 stockholders of record, not including beneficial owners in nominee or street name.

Dividends

The Company maintains a policy whereby it will pay a semi-annual cash dividend payable as of the 15th day of each April and October or the first business day thereafter if such day is not a business day, to stockholders of record as of the last business day of the month following the end of such semi-annual period. The regular semi-annual dividend of $0.30 per share was payable on October 13, 2000 to stockholders of record on September 29, 2000. The Board of Directors of the Company periodically reviews its dividend policy. Any change in the Company's dividend policy, as determined by the Board of Directors, will depend on the Company's debt and equity structure, earnings, regulatory capital requirements, and other factors, including economic conditions, regulatory restrictions, and tax considerations. See Note 8 of Notes to Consolidated Financial Statements for restrictions on the payment of cash dividends. For further information on stock prices and dividends, see Stock Prices and Dividends (page 3).

                                TABLE OF CONTENTS
---------------------------------------------------------------------------------------------
Harrodsburg First Financial Bancorp, Inc.................................  Inside Front Cover
Market and Dividend Information..........................................  Inside Front Cover
Letter to Stockholders...................................................................   1
Selected Financial and Other Data........................................................   2
Management's Discussion and Analysis of Financial Condition and Results of Operations....   4
Financial Statements.....................................................................  14
Corporate Information....................................................   Inside Back Cover

                        SELECTED FINANCIAL AND OTHER DATA
--------------------------------------------------------------------------------

Financial Condition Data

                                                      At September 30,
                                 -----------------------------------------------------
                                    2000       1999       1998       1997      1996
                                 ---------   --------   --------   --------   --------
                                                   (Dollars in Thousands)
Total Amount of:
    Assets ....................   $117,393   $110,416   $109,919   $109,638   $108,953
    Loans receivable, net .....    100,881     89,062     85,272     81,261     77,502
    Investments (1) ...........     10,994     11,240     14,966     14,382     14,884
    Cash and cash equivalents .      3,031      8,350      8,074     12,621     15,065
    Deposits ..................     86,473     82,018     78,996     78,629     76,946
    FHLB advances .............      3,500
    Stockholders' equity ......     25,241     26,220     28,982     29,773     30,222
--------------------------------------------------------------------------------------
Number of:
  Real estate loans outstanding      1,587      1,532      1,601      1,668      1,710
    Deposit accounts ..........     10,026      9,574      9,590      9,594      9,524
    Full service offices ......          3          2          2          2          2

-----------------------------
(1) Includes FHLB stock, and term deposits with the FHLB.


Operating Data
                                       For the year ended September 30,
                                   ------------------------------------------
                                    2000     1999     1998     1997     1996
                                   ------   ------   ------   ------   ------
                                             (Dollars in Thousands)

Interest income ................   $8,051   $7,745   $7,778   $7,699   $7,712
Interest expense ...............    4,150    3,813    3,897    3,835    3,901
                                   ------   ------   ------   ------   ------
    Net interest income ........    3,901    3,932    3,881    3,864    3,811
Provision for loan losses ......       15       35       96       11        8
                                   ------   ------   ------   ------   ------
    Net interest income after
     provision for loan losses .    3,886    3,897    3,785    3,853    3,803
Non-interest income ............      113      116      122       95      101
Non-interest expense1 ..........    2,261    1,728    1,679    1,701    2,225
                                   ------   ------   ------   ------   ------
Income before income tax expense    1,738    2,285    2,228    2,247    1,679
Income tax expense .............      591      777      799      771      589
                                   ------   ------   ------   ------   ------

Net income .....................   $1,147   $1,508   $1,429   $1,476   $1,090
                                   ======   ======   ======   ======   ======

Basic earnings per share .......   $  .76   $  .94   $  .79   $  .78   $  .55
                                   ======   ======   ======   ======   ======
Diluted earnings per share .....   $  .76   $  .94   $  .79   $  .78   $  .55
                                   ======   ======   ======   ======   ======

-----------------
(1)  Reflects one-time special AIF assessment of $536,063 in fiscal year 1996.

Key Operating Ratios

                                                       At or for the year ended September 30,
                                               ----------------------------------------------------
                                                 2000       1999       1998       1997       1996
                                               -------    -------    -------    -------    -------
Performance Ratios:
Return on average assets (net income
    divided by average total assets) ....         1.02%      1.36%      1.31%      1.36%      1.00%

Return on average equity (net income
    divided by average equity) ..........         4.49       5.49       4.98       5.12       3.56

Average interest-earning assets to
    average interest-bearing liabilities        128.80     133.86     136.40     136.34     139.15

Net interest rate spread ................         2.46       2.43       2.30       2.32       2.14

Net yield on average interest-
    earning assets ......................         3.55       3.63       3.63       3.64       3.57

Dividend payout .........................       113.08      87.74     102.38      45.26      72.71

Capital Ratios:
Average equity to average assets
    (average equity divided by
    average total assets) ...............        22.64      24.80      26.31      26.64      28.18

Equity to assets at period end ..........        21.50      23.75      26.37      27.14      27.74

Asset Quality Ratios:
Net interest income after provision for
    loan losses to total other expenses .       171.87     225.58     225.43     226.51     170.92
Non-performing loans to total loans .....          .51        .32        .57        .64       1.12
Non-performing loans to total assets ....          .44        .25        .44        .47        .79

Stock Prices and Dividends

The following table sets forth the range of high and low sales prices for the common stock as reported by the Wall Street Journal as well as dividends declared in each quarter for 2000 and 1999. Such over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down, or commission and may not necessarily represent actual transactions.

Quarterly Stock Information

                      Fiscal 2000                     Fiscal 1999
           -------------------------------    ----------------------------------
           Stock Price Range                  Stock Price Range
           ------------------    Per Share    ------------------     Per Share
Quarter      Low        High     Dividend      Low          High     Dividend
--------------------------------------------------------------------------------
1st        $11.38     $14.00     $    .25      $13.75     $15.38     $     .30
2nd         10.50      13.38          .30       13.00      15.06           .20
3rd          9.69      13.00           --       12.00      13.56            --
4th          9.50      12.38          .30       12.63      14.00           .30
--------------------------------------------------------------------------------
Total                            $    .85                            $     .80
                                 ========                            =========

                           MANAGEMENTS DISCUSSION AND
            ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

The Private Securities Litigation Reform Act of 1995 contains safe harbor provisions regarding forward-looking statements. When used in this discussion, the words "believes," "anticipates," "contemplates," "expects," and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties, which could cause actual results to differ materially from those projected. Those risks and uncertainties include changes in interest rates, risks associated with the ability to control costs and expenses, year 2000 issues and general economic conditions. Harrodsburg First Financial Bancorp, Inc. undertakes no obligation to publicly release the results of any revisions to those forward looking statements, which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Harrodsburg First Financial Bancorp, Inc. ("Company") is a bank holding company headquartered in Harrodsburg, Kentucky, which provides a full range of deposits and traditional mortgage loan products through its wholly owned banking subsidiary, First Financial Bank (the "Bank"). All references to the Bank refer collectively to the Company and the Bank.

Overview

In fiscal 2000, due to the rise in interest rates by the Federal Reserve, the expansion of the Bank's operations of an additional branch office in Lawrenceburg, Kentucky, and the addition of a Chief Executive Officer, net income decreased by approximately 24%. For the fiscal year ended September 30, 2000, net income was $1.1 million, or $.76 per diluted share, as compared to $1.5 million, or $.94 per diluted share, for the fiscal year ended September 30, 1999. However, assets increased $7.0 million to $117.4 million over last year. Net loans outstanding grew by 13.2%, reflecting strong performance by the loan production staff. Asset quality continues to remain excellent.

Asset/Liability Management

Quantitative Aspects of Market Risk. The Bank does not maintain a trading account for any class of financial instrument. Further, it is not currently subject to foreign currency exchange rate risk or commodity price risk. The stock in the FHLB of Cincinnati does not have equity price risk because it is issued only to members and is redeemable for its $100 par value. The following table illustrates quantitative sensitivity to interest rate risk for financial instruments other than non-interest earning cash balances, FHLB stock and demand deposit accounts for the Bank as of September 30, 2000.

Market Rate Analysis - September 30, 2000

                                                             Expected Maturity Date
                       ----------------------------------------------------------------------------------------------------
                                                            Year ended September 30,
                       ----------------------------------------------------------------------------------------------------
                                                             (Dollars in Thousands)
                                                                                                                 Fair
                                2001        2002        2003        2004         2005   Thereafter     Total     Value
---------------------------------------------------------------------------------------------------------------------------
Assets:
 Loans-fixed:
  Balance                        $53        $146        $140        $394       $2,427     $21,633     $24,793      $24,310
  Interest rate                9.00%       8.79%       8.86%       8.89%        8.48%       7.80%       7.89%
 Loans-variable:
  Balance                     42,843       7,033       8,758       9,555        8,310         372      76,871       75,391
  Interest rate                7.47%       7.50%       7.41%       7.27%        7.95%       8.25%       7.50%
 Investments:
  Balance                      6,634                   1,540       3,565                      134      11,873       11,779
  Interest rate                3.97%                   6.46%       6.09%                    5.73%       4.95%
Liabilities:
 Deposits:
  Balance                     15,639                                                                   15,639       15,639
  Interest rate                2.70%                                                                    2.70%
 Deposits-certificates
  Balance                     47,487      15,094       4,347       3,416                               70,344       69,847
  Interest rate                5.73%       6.36%       6.12%       6.27%                                5.92%

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

Management's principal strategy in managing the Bank's interest rate risk has been to maintain short and intermediate-term assets in the portfolio, including locally originated adjustable rate mortgage loans. The Bank does not actively offer long-term fixed rate loans. All fixed rate loans that are offered are secured by one to four-family owner-occupied dwellings for terms of up to 30 years. Likewise, the interest rate charged on the Bank's adjustable rate loans typically reprice after one, three, or five years with maximum periodic interest rate adjustment limits ("caps"). At September 30, 2000, the Bank had no adjustable rate loans that reprice after five years from that date. In managing its investment portfolio, the Bank seeks to purchase investments that mature on a basis that approximates the estimated maturities of the Bank's liabilities.

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

There have been no significant changes in the Bank's primary market risk exposures or methods for managing those exposures since September 30, 2000.

The Bank also measures its interest rate risks using the Office of Thrift Supervision net present value method ("NPV"). NPV measures interest rate risk by computing estimated changes in the net portfolio value of cash flows from assets, liabilities, and off-balance sheet items in the event of a range of assumed changes in market interest rates. The Office of Thrift Supervision defines the sensitivity measure as the change in the NPV ratio with a 200 basis point shock. At September 30, 2000, if interest rates increased by 200 basis points, the Bank's NPV ratio would be 19.00% based on a 214 basis point decrease in its NPV. Additionally, if interest rates decline by 200 basis points, the Bank's NPV ratio would be 21.71%, based on a 57 basis point increase in its NPV.

Although the NPV calculation provides an indication of the Bank's interest rate risk at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates on the Bank's net interest income and will differ from actual results.

Average Balances, Interest, and Average Yields

Net interest income is affected by (i) the difference ("interest rate spread") between rates of interest earned on interest-earning assets and rates of interest paid on interest-bearing liabilities and (ii) the relative amounts of interest-earning assets and interest-bearing liabilities. When interest-earning assets approximate or exceed interest-bearing liabilities, any positive interest rate spread will generate net interest income. Savings institutions have traditionally used interest rate spreads as a measure of net interest income. Certificates of deposit constitute approximately 81% of the Bank's total deposits and generally pay higher rates of interest than core deposits. The Bank's emphasis on certificates of deposits may result in a higher average cost of deposits which may adversely affect the Bank's interest rate spread. Another indication of an institution's net interest income is its "net yield on interest-earning assets" which is net interest income divided by average interest-earning assets. The following table sets forth certain information relating to the Bank's average interest-earning assets and interest-bearing liabilities and reflects the average yield on assets and average cost of liabilities for the periods indicated. Such yields and costs are derived by dividing income or expense by the average monthly balance of assets or liabilities, respectively, for the periods presented. During the periods indicated, nonaccruing loans are included in the net loan category. Average balances are derived from month-end average balances. Management does not believe that the use of month-end average balances instead of average daily balances has caused any material difference in the information presented.

                                                                   Year Ended September 30,
                                     -----------------------------------------------------------------------------------------
                                                2000                           1999                          1998
                                     --------------------------  -----------------------------  ------------------------------
                                      Average            Yield    Average              Yield/   Average                Yield/
                                      Balance Interest   Cost     Balance     Interest  Cost    Balance    Interest     Cost
                                      ------- --------   ----     -------     --------  ----    -------    --------     ----
                                                                    (Dollars in Thousands)
Interest-earning assets:
   Loans receivable..............   $ 95,726  $7,340      7.67%   $ 86,754    $ 6,757   7.79%  $ 83,637      $ 6,550    7.83%
   Investment securities(1)......     14,253     711      5.00      21,701        988   4.55     23,335        1,228    5.26
                                    --------  ------              --------    -------          --------      -------
     Total interest-
       earning assets............    109,979   8,051      7.32     108,455      7,745   7.14    106,972        7,778    7.27
                                              ------                          -------                        -------
Non-interest earning assets......      2,973                         2,409                        2,118
                                    --------                      --------                     --------
   Total assets..................   $112,952                      $110,864                     $109,090
                                    ========                      ========                     ========
Interest-bearing liabilities:
   Deposits......................   $ 84,345   4,111      4.87    $ 81,022      3,813   4.71   $ 78,425        3,897    4.97
   Borrowings....................      1,042      39      3.74
                                    --------  ------              --------    -------          --------      -------
   Total interest-
     bearing liabilities.........     85,387   4,150      4.86      81,022      3,813   4.71     78,425        3,897    4.97
                                              ------                          -------                        -------
Non-interest bearing
  liabilities:...................      1,997                         2,351                        1,965
                                    --------                   -----------                     --------

   Total liabilities.............     87,384                        83,373                       80,390
Stockholders' equity.............     25,568                        27,491                       28,700
                                    --------                   -----------                     --------
   Total liabilities &
     stockholders' equity........   $112,952                   $   110,864                     $109,090
                                    ========                   ===========                     ========

Net interest income..............              3,901                            3,932                          3,881
                                               =====                            =====                          =====
Interest rate spread(2)..........                         2.46%                         2.43%                           2.30%
                                                          ====                          ====                            ====
Net yield on interest-
  earning assets(3)..............                         3.55%                         3.63%                           3.63%
                                                          ====                          ====                            ====

Ratio of average
  interest-earning assets
  to average interest-
  bearing liabilities............                       128.80%                       133.86%                         136.40%
                                                        ======                        ======                          ======

---------------------------
(1)  Includes interest-bearning overnight deposits and term deposits with FHLB.
(2) Interest-rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(3) Net yield on interest-bearing assets represents net interest income as a percentage of average interest-earning assets.

The net interest margin is a key measure in determining the Bank's income performance. The Bank's net interest margin was 3.55% for the year ended September 30, 2000 compared to 3.63% for the same period in 1999. Net interest income decreased $31,000 or .8% for the year ended September 30, 2000 as compared to the same period in 1999. Interest income increased $306,000 or 4.0% while interest expense increased $337,000 or 8.8% for the 2000 period compared to the 1999 period.

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


                                                    Year Ended September 30,
                               ----------------------------------------------------------------------
                                          2000 vs 1999                         1999 vs 1998
                               ---------------------------------  -----------------------------------
                                       Increase (Decrease)                  Increase (Decrease)
                                              Due to                            Due to
                                                   Rate/                              Rate/
                                Volume    Rate     Volume   Net    Volume     Rate    Volume    Net
                                ------    ----     ------   ---    ------     ----    ------    ---
                                                          (In Thousands)
Interest-earning assets:
   Loans receivable             $ 698    $(104)   $ (12)   $ 582    $ 241    $ (33)   $  (1)   $ 207
   Investment securities1        (339)      97      (34)    (276)     (86)    (166)      12     (240)
                                -----    -----    -----    -----    -----    -----    -----    -----
     Total                      $ 359    $  (7)   $ (46)   $ 306    $ 155    $(199)   $  11    $ (33)
                                =====    =====    =====    =====    =====    =====    =====    =====

Interest expense:
   Deposits                     $ 156    $ 137    $   5    $ 298    $ 126    $(204)   $  (6)   $ (84)
   Borrowings                      39       39
                                -----    -----    -----    -----    -----    -----    -----    -----
     Total                      $ 156    $ 137    $  44    $ 337    $ 126    $(204)   $  (6)   $ (84)
                                =====    =====    =====    =====    =====    =====    =====    =====

Net change in interest income   $ 203    $(144)   $ (90)   $ (31)   $  29    $   5    $  17    $  51
                                =====    =====    =====    =====    =====    =====    =====    =====

------------------------
(1) Includes interest-earning overnight deposits and term deposits with FHLB of Cincinnati.

COMPARISON OF THE RESULTS OF OPERATIONS FOR THE YEARS
ENDED SEPTEMBER 30, 2000 AND 1999

Net Income. Net income decreased by $361,000, or 23.95% to $1,147,000 for the year ended September 30, 2000 as compared to $1,508,000 for the year ended September 30, 1999. The net decrease was due to a decrease in net interest income of $31,000, a decrease of $3,000 in non-interest income, and an increase of $533,000 in non-interest expense offset by a decrease in the provision for loan losses of $20,000 and a decrease in income tax expense of $186,000.

Net Interest Income. Net interest income for the year ended September 30, 2000 was $3.9 million. The decrease in net interest income in fiscal 2000 compared to 1999 of $31,000 was due to an increase in interest expense of $337,000 offset by an increase in interest income of $306,000. Interest income in 2000 was $8.0 million with an average yield of 7.32% compared to $7.7 million with an average yield of 7.14% in 1999. The average balance of interest bearing liabilities in 2000 was $85.4 million with an average cost of funds of 4.86% compared to average balances of interest bearing liabilities in 1999 of $81.0 million with an average cost of funds of 4.71%.

Interest Income. Interest income was $8.0 million, or 7.32% of average interest-earning assets, for the year ended September 30, 2000 as compared to $7.7 million, or 7.14% of average interest-earning assets, for the year ended September 30, 1999. Interest income increased $306,000 or 4.0% from 2000 to 1999. The increase was due primarily to an increase of $1.5 million in the average balance of interest earning assets.

Interest Expense. Interest expense was $4.1 million, or 4.86% of average interest-bearing liabilities, for the year ended September 30, 2000 as compared to $3.8 million, or 4.71% of average interest-bearing liabilities, for the corresponding period in 1999. The increase in interest expense of $337,000 was the result of a 15 basis point increase in the average rate paid on the deposits, primarily certificates of deposits, in addition to, an increase of $4.4 million in the average balance of interest bearing deposits for the year ended September 30, 2000 compared to the same period in 1999.

Provision for Loan Losses. The provision for loan losses was $15,000 and $35,000 for the years ended September 30, 2000 and 1999, respectively. Management considers many factors in determining the necessary levels of the allowance for loan losses, including an analysis of specific loans in the portfolio, estimated value of the underlying collateral, assessment of general trends in the real estate market, delinquency trends, prospective economic and regulatory conditions, inherent loss in the loan portfolio, and the relationship of the allowance for loan losses to outstanding loans. At September 30, 2000 and 1999 the allowance for loan losses represented .37% and .41% of total loans, respectively.

Non-Interest Income. Non-interest income amounted to $113,000 and $116,000 for the years ended September 30, 2000 and 1999, respectively. The largest item in non-interest income is service fees on loan and deposit accounts, which amounted to $93,000 and $99,000 for 2000 and 1999, respectively.

Non-Interest Expense. Non-interest expense increased approximately $533,000, or 30.8%, to $2.3 million for the year ended September 30, 2000. Non-interest expense was 2.0% and 1.6% of average assets for the years ended September 30, 2000 and 1999, respectively. The increase of $533,000 was primarily due to an increase of $276,000 in compensation and benefits, an increase of $58,000 in occupancy expenses, an increase of $42,000 in data processing expenses, an increase of $7,000 in state franchise taxes, and an increase of $173,000 in other operating expenses offset by a decrease of $23,000 in federal and other insurance premiums. The increase of $276,000 in compensation and benefits is due to the addition of a new Chief Executive Officer effective October 1, 1999, four additional employees hired for the new branch office in Lawrenceburg, Kentucky and normal salary increases. The increase of $58,000 in occupancy expenses, $42,000 in data processing expense and $173,000 in other operating expenses was due to the opening of a new branch office effective February 14, 2000 and expenses incurred in changing the name of the Bank effective January 1, 2000.

Income Tax Expense. The provision for income tax expense amounted to approximately $591,000 and $777,000 for the years ended September 30, 2000 and 1999, respectively. The provision for income tax expense as a percentage of income before income tax expenses amounted to 34.0% for both years.


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


COMPARISON OF FINANCIAL CONDITION AT SEPTEMBER 30, 2000 AND 1999

The Company's consolidated assets increased $7.0 million, or 6.3%, to $117.4 million at September 30, 2000 compared to $110.4 million at September 30, 1999. Cash and cash equivalents decreased $5.3 million, securities available-for-sale increased $159,000, securities held-to-maturity decreased $405,000, loans increased $11.8 million, and other non-interest earning assets increased by $722,000.

Securities classified as available-for-sale are carried at market value in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Securities available-for-sale increased $159,000 due to the increase in fair value of such securities. Securities held-to-maturity decreased $405,000 due to the call of three debt securities backed by a U.S. Government Agency offset by the purchase of two debt securities backed by a U.S. Government Agency.

Loans receivable increased $11.8 million or 13.3% to $100.9 million at September 30, 2000 from $89.1 million at September 30, 1999. The growth in interest bearing deposits of $4.5 million, the decrease of $5.3 million of interest-bearing deposits in banks, and FHLB advances of $3.5 million were primarily used to fund the growth in the loan portfolio. The growth in the loan portfolio was primarily due to the increase of one to four-family mortgage loan of $9.2 million, construction loans of $1.3 million, and commercial loans of $2.1 million. The growth in the loan portfolio was primarily the result of strong performance by the loan production staff.

Liabilities of the Company increased $8.0 million, or 9.4%, to $92.2 million at September 30, 2000 compared to $84.2 million at September 30, 1999. The increase in liabilities was primarily due to the increase in deposits of $4.5 million, reflecting management's success in attracting depositors within the local market area, plus a $3.5 million increase in FHLB advances. The most significant area of increase in deposits was in the Certificate of Deposits, which reached $70.3 million at September 30, 2000, an increase of $5.8 million, from $64.5 million at September 30, 1999.

Stockholder's equity was $25.2 million at September 30, 2000 and decreased approximately $980,000 from the balance at September 30, 1999. The decrease was due to the repurchase of common stock totaling $1.1 million plus the declaration of dividends totaling $1.3 million offset by net income of $1.1 million, an increase of $105,000 in accumulated other comprehensive income, plus an increase of $139,000 due to ESOP shares released from collateral in 2000.

Liquidity

The liquidity of the Company depends primarily on the dividends paid to it as the sole shareholder of the Bank. The payment of cash dividends by the Bank on its common stock is limited by regulations of the OTS, which are tied to the Bank's level of compliance with its regulatory capital requirements.

The Bank's primary sources of funds are deposits and proceeds from principal and interest payments of loans. Additional sources of liquidity are advances from the FHLB of Cincinnati and other borrowings. At September 30, 2000, the Bank had $3.5 million in advances from FHLB. The Bank utilizes FHLB of Cincinnati borrowings during periods when management of the Bank believes that such borrowings provide a source of funds at a lower cost than deposit accounts, and when the Bank desires liquidity in order to help expand its loan portfolio.

The Company's operating activities produced positive cash flows for the fiscal years ended September 30, 2000, 1999, and 1998. Net cash from operating activities for 2000 totaled $1.1 million, as compared to $1.7 million for 1999 and $1.6 million for 1998.

Net cash used by investing activities for 2000 totaled $12.0 million, as compared to $21,000 for 1999 and $3.7 million for 1998. The increase of $12.0 million for 2000 was mainly attributed to net increases in loans. The decrease of $3.7 million for 1999 was mainly attributed to a net decrease in purchases of investment securities held-to-maturity.

Net cash from financing activities for the year ended December 31, 2000 totaled $5.6 million, as compared to cash used by financing activities of $1.4 million for 1999 and $2.4 million for 1998. The increase of $7.0 million in cash from financing activities for 2000 was a result of a $1.4 million increase in deposits, additional short-term debt of $3.5 million, and a $2.1 million decrease in stock repurchases. The increase of $1.0 million in cash from financing activities for 1999 was a result of a $2.6 million increase in deposits offset by a $1.6 million increase in stock repurchases.

The Bank's most liquid assets are cash and cash-equivalents, which include investments in highly liquid, short-term investments. At September 30, 2000 and 1999, cash and cash equivalents totaled $3.0 million and $8.4 million, respectively.

At September 30, 2000, the Bank had $47.5 million in certificates of deposits due within one year and $19.4 million due between one and three years. Management believes, based on past experience, that the Bank will retain much of the deposits or replace them with new deposits or borrowings. At September 30, 2000, the Bank had $1.1 million in outstanding commitments to originate mortgages. The Bank intends to fund these commitments with short-term investments and proceeds from loan repayments.

OTS regulations require that the Bank maintain specified levels of liquidity. Liquidity is measured as a ratio of cash and certain investments to deposits subject to withdrawal. The minimum level of liquidity required by regulation is presently 4.0%. The Bank's liquidity ratio at September 30, 2000, 1999, and 1998 was 11.08%, 23.21%, and 27.34%, respectively.

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

                      MILLER, MAYER, SULLIVAN & STEVENS LLP
                          CERTIFIED PUBLIC ACCOUNTANTS
                     "INNOVATORS OF SOLUTION TECHNOLOGY"(sm)


                          INDEPENDENT AUDITORS' REPORT


Board of Directors
Harrodsburg First Financial Bancorp, Inc.
Harrodsburg, Kentucky


We have audited the accompanying consolidated balance sheets of Harrodsburg First Financial Bancorp, Inc. and Subsidiary as of September 30, 2000 and 1999 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three year period ended September 30, 2000. These consolidated financial statements are the responsibility of the management of Harrodsburg First Financial Bancorp, Inc. (Company). Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Harrodsburg First Financial Bancorp, Inc. and Subsidiary as of September 30, 2000 and 1999, and the results of their operations and their cash flows for each of the years in the three year period ended September 30, 2000 in conformity with generally accepted accounting principles.

/s/Miller, Mayer, Sullivan & Stevens, LLP

Lexington, Kentucky
November 9, 2000

                                                                  (859) 223-3095
2365 HARRODSBURG ROAD      LEXINGTON, KENTUCKY 40504-3399    FAX: (859) 223-2143

            HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS
                           September 30, 2000 and 1999
                            ------------------------



ASSETS                                                                               2000               1999
                                                                               -----------------      --------------
Cash and due from banks                                                            $     564,340       $    541,527
Interest bearing deposits                                                              2,466,827          7,808,786
Securities available-for-sale at fair value                                            4,167,377          4,008,576
Securities held-to-maturity, fair value of $6,731,799 and
  $7,150,839 for 2000 and 1999, respectively                                           6,826,520          7,231,745
Loans receivable, net                                                                100,881,267         89,061,610
Accrued interest receivable                                                              656,057            618,854
Premises and equipment, net                                                            1,735,162          1,055,196
Other assets                                                                              95,092             89,837
                                                                               -----------------      --------------
         Total assets                                                               $117,392,642       $110,416,131
                                                                               =================      ==============

LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits                                                                            $ 86,473,131       $ 82,018,317
Advances from Federal Home Loan Bank                                                   3,500,000
Advance payments by borrowers for taxes and insurance                                     87,979             80,865
Deferred Federal income tax                                                            1,488,806          1,395,875
Dividends payable                                                                        445,902            468,701
Other liabilities                                                                        155,973            232,139
                                                                               -----------------      --------------
         Total liabilities                                                            92,151,791         84,195,897
                                                                               -----------------      --------------

Stockholders' equity
  Common stock, $0.10 par value, 5,000,000 shares authorized;
    1,498,015 and 1,573,142 shares issued and outstanding at
    June 30, 2000 and 1999, respectively.                                                218,213            218,213
  Additional paid-in capital                                                          21,215,999         21,194,168
  Retained earnings, substantially restricted                                         11,038,055         11,187,966
  Accumulated other comprehensive income                                               2,700,651          2,595,842
  Treasury stock, 568,050  and 481,250 shares, at cost, for 2000                      (8,771,467)        (7,698,625)
    and 1999, respectively
  Unallocated employee stock ownership plan (ESOP) shares                             (1,160,600)        (1,277,330)
                                                                               -----------------      --------------
         Total stockholders' equity                                                   25,240,851         26,220,234
                                                                               -----------------      --------------
         Total liabilities and stockholders' equity                                $ 117,392,642       $110,416,131
                                                                               =================      ==============

               The accompanying notes are an integral part of the
                       consolidated financial statements.

            HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARY
                        CONSOLIDATED STATEMENTS OF INCOME
             for the years ended September 30, 2000, 1999, and 1998
                            ------------------------

                                                                        2000            1999            1998
                                                                   ---------------  -------------- ----------------
Interest income:
         Interest on loans                                             $7,339,869      $6,757,256       $6,549,702
         Interest and dividends on securities                             499,807         552,243          769,604
         Other interest income                                            211,530         435,817          459,484
                                                                   ---------------  -------------- ----------------
                  Total interest income                                 8,051,206       7,745,316        7,778,790
                                                                   ---------------  -------------- ----------------
Interest expense:
         Interest on deposits                                           4,111,095       3,812,626        3,897,383
Interest on other borrowings                                               38,613
                                                                   ---------------  -------------- ----------------
Total interest expense                                                  4,149,708       3,812,626        3,897,383
                                                                   ---------------  -------------- ----------------
Net interest income                                                     3,901,498       3,932,690        3,881,407
Provision for loan losses                                                  15,000          35,000           96,631
                                                                   ---------------  -------------- ----------------
Net interest income after provision for loan losses                     3,886,498       3,897,690        3,784,776
                                                                   ---------------  -------------- ----------------
Non-interest income:
         Loan and other service fees, net                                  93,373          99,932           99,189
         Other                                                             19,518          16,330           23,594
                                                                   ---------------  -------------- ----------------
                                                                          112,891         116,262          122,783
                                                                   ---------------  -------------- ----------------
Non-interest expense:
         Compensation and benefits                                      1,210,783         934,838          940,119
         Occupancy expenses, net                                          202,531         144,784          138,310
         Federal and other insurance premiums                              25,731          48,297           51,062
         Data processing expenses                                         177,088         135,063          119,365
         State franchise tax                                              130,920         124,034          117,096
         Other operating expenses                                         514,145         341,400          313,313
                                                                   ---------------  -------------- ----------------
                                                                        2,261,198       1,728,416        1,679,265
                                                                   ---------------  -------------- ----------------
Income before income tax expense                                        1,738,191       2,285,536        2,228,294
Income tax expense                                                        590,951         777,074          799,620
                                                                   ---------------  -------------- ----------------
Net income                                                             $1,147,240      $1,508,462       $1,428,674
                                                                   ===============  ============== ================
Basic earnings per common share                                        $      .76      $      .94       $     0.79
                                                                   ===============  ============== ================
Diluted earnings per common share                                      $      .76      $      .94       $     0.79
                                                                   ===============  ============== ================
Weighted average common shares outstanding during the year              1,512,921       1,609,855        1,811,551
                                                                   ===============  ============== ================
Weighted average common shares after dilutive
         effect outstanding during the year                             1,512,921       1,609,855        1,813,229
                                                                   ===============  ============== ================

               The accompanying notes are an integral part of the
                       consolidated financial statements.

            HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARY
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
             for the years ended September 30, 2000, 1999, and 1998
                            ------------------------


                                                                      Accumulated
                                         Additional                      Other                      Unallocated       Total
                             Common       Paid-In       Retained     Comprehensive      Treasury       ESOP        Stockholders'
                             Stock        Capital       Earnings         Income          Stock        Shares          Equity
                             --------- -------------- -------------  -------------- -------------- -----------------------------
Balance, September 30, 1997  $218,213    $21,077,239    $11,037,504     $1,743,634   $(2,790,826)   $(1,512,940)    $29,772,824
                                                                                                                 ---------------
  Comprehensive income:
    Net income                                            1,428,674                                                   1,428,674
    Other comprehensive income,
      net of tax unrealized
      gains on securities                                                  731,373                                      731,373
                                                                                                                 ---------------
  Total comprehensive income                                                                                          2,160,047
  Dividend declared                                      (1,462,999)                                                 (1,462,999)
  ESOP shares earned in 1998                  76,890                                                     121,540        198,430
  Purchase of 101,238 shares
    of common stock                                                                   (1,686,689)                    (1,686,689)
                             --------- -------------- -------------  -------------- -------------- -----------------------------
Balance, September 30, 1998   218,213     21,154,129     11,003,179      2,475,007    (4,477,515)    (1,391,400)     28,981,613
                                                                                                                 ---------------
  Comprehensive income:
    Net income                                            1,508,462                                                   1,508,462
    Other comprehensive income,
      net of tax unrealized
      gains on securities                                                  120,835                                      120,835
                                                                                                                 ---------------
  Total comprehensive income                                                                                          1,629,297
  Dividend declared                                      (1,323,675)                                                 (1,323,675)
  ESOP shares earned in 1999                  40,039                                                     114,070        154,109
  Purchase of 222,643 shares
    of common stock                                                                   (3,221,110)                    (3,221,110)
                             --------- -------------- -------------  -------------- -------------- -----------------------------
Balance, September 30, 1999   218,213     21,194,168     11,187,966      2,595,842    (7,698,625)    (1,277,330)     26,220,234
                                                                                                                 ---------------
  Comprehensive income:
    Net income                                            1,147,240                                                   1,147,240
    Other comprehensive income,
      net of tax unrealized
      gains on securities                                                  104,809                                      104,809
                                                                                                                 ---------------
  Total comprehensive income                                                                                          1,252,049
  Dividend declared                                      (1,297,151)                                                 (1,297,151)
  ESOP shares earned in 2000                  21,831                                                     116,730        138,561
  Purchase of 86,800 shares
    of common stock                                                                   (1,072,842)                    (1,072,842)
                             --------- -------------- -------------  -------------- -------------- -----------------------------
Balance, September 30, 2000  $218,213    $21,215,999    $11,038,055     $2,700,651   $(8,771,467)   $(1,160,600)    $25,240,851
                             ========= ============== =============  ============== ============== =============================

               The accompanying notes are an integral part of the
                       consolidated financial statements.

            HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
             for the years ended September 30, 2000, 1999, and 1998
                            ------------------------

                                                                 2000            1999            1998
                                                            ------------    ------------    ------------
Operating activities

Net income                                                  $  1,147,240    $  1,508,462    $  1,428,674
Adjustments to reconcile net income to net cash
provided by operating activities:
Provision for loan losses                                         15,000          35,000          96,631
Provision for depreciation                                       101,988          68,042          70,809
         ESOP benefit expense                                    138,561         154,109         198,430
         Amortization of loan fees                               (74,267)        (66,649)        (65,361)
         Amortization of investment premium (discount)              (128)         (3,055)          4,349
Loss on sale of fixed asset                                                        3,397
FHLB stock dividend                                             (109,400)        (99,900)        (95,400)
Change in:
  Interest receivable                                            (37,204)         41,944         (19,474)
  Interest payable                                                 2,952           1,004            (437)
  Accrued liabilities                                            (94,171)        113,602         (48,615)
  Prepaid expense                                                 (5,253)          4,209         (17,275)
           Income taxes payable                                   53,992         (64,567)         17,790
                                                            ------------    ------------    ------------
         Net cash provided by operating activities             1,139,310       1,695,598       1,570,121
                                                            ------------    ------------    ------------
Investing activities

Net (increase) decrease in loans                             (11,760,389)     (3,758,057)     (4,041,896)
Maturity of certificates of deposit                                                              600,000
Purchase of securities held-to-maturity                       (1,000,000)     (2,500,000)     (5,000,000)
Call of security held-to-maturity                              1,500,000       6,500,000       5,000,000
Principle repayments - mortgage back securities                   14,753          12,018          14,847
Purchase of fixed assets                                        (781,955)       (274,512)       (266,735)
                                                            ------------    ------------    ------------
         Net cash provided (used) by investing activities    (12,027,591)        (20,551)     (3,693,784)
                                                            ------------    ------------    ------------

                                  (Continued)

               The accompanying notes are an integral part of the
                       consolidated financial statements.

            HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARY
                CONSOLIDATED STATEMENTS OF CASH FLOWS, Continued
             for the years ended September 30, 2000, 1999, and 1998
                            ------------------------


                                                                 2000            1999            1998
                                                            ------------    ------------    ------------
Financing activities

Net increase (decrease) in demand deposits,                   (1,355,666)      1,191,312        (378,672)
NOW accounts and savings accounts
Net increase (decrease) in certificates of deposit             5,810,478       1,831,362         745,111
Net increase (decrease) in custodial accounts                      7,114           9,017           5,779
Purchase of treasury stock                                    (1,072,842)     (3,221,110)     (1,686,689)
Proceeds from FHLB borrowings                                  3,500,000
Payment of dividends                                          (1,319,949)     (1,209,420)     (1,108,554)
                                                            ------------    ------------    ------------
         Net cash provided (used) by financing activities      5,569,135      (1,398,839)     (2,423,025)
                                                            ------------    ------------    ------------
         Increase (decrease) in cash and cash equivalents     (5,319,146)        276,208      (4,546,688)
Cash and cash equivalents, beginning of year                   8,350,313       8,074,105      12,620,793
                                                            ------------    ------------    ------------
Cash and cash equivalents, end of year                      $  3,031,167    $  8,350,313    $  8,074,105
                                                            ============    ============    ============
Supplemental Disclosures
Cash payments for:
Interest on deposits                                        $  4,146,756    $  3,811,622    $  3,897,821
Income taxes                                                $    630,000    $    745,000    $    830,000

               The accompanying notes are an integral part of the
                       consolidated financial statements.

            HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                              --------------------

1.   Summary of Significant Accounting Policies

           On September 29, 1995, Harrodsburg First Financial Bancorp, Inc. sold through a public offering 2,182,125 shares of common stock at a price of $10 per share in connection with the conversion of Harrodsburg First Federal Savings and Loan Association from a federally chartered mutual savings and loan association to a federally chartered stock savings bank, and the simultaneous formation of a savings and loan holding company. In the conversion, Harrodsburg First Federal Savings and Loan Association changed its name to First Federal Savings Bank of Harrodsburg. Effective January 1, 2000, the Bank name was changed to First Financial Bank (Bank).

           The Company's articles of incorporation authorize the issuance of up to 500,000 shares of preferred stock, which may be issued with certain rights and preferences. As of September 30, 2000, no preferred stock has been issued.

           The Company is a corporation organized under the laws of Delaware. The Company is a savings and loan holding company whose activities are primarily limited to holding the stock of the Bank. The Bank is a federally chartered stock savings bank and a member of the Federal Home Loan Bank System. As a member of this system, the Bank is required to maintain an investment in capital stock of the Federal Home Loan Bank of Cincinnati (FHLB) in an amount equal to at least the greater of 1% of its outstanding loan and mortgage-backed securities, or 5% of outstanding FHLB advances. The Bank met this requirement at December 31, 2000 and 1999.

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

                            -----------------------

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

           Regulations require the Bank to maintain an amount of cash and U.S. government and other approved securities equal to a prescribed percentage (4% at September 30, 2000 and 1999) of deposit accounts (net of loans secured by deposits) plus short-term borrowings. At September 30, 2000 and 1999, the Bank met these requirements.

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

                            -----------------------

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

                            -----------------------

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

           Earnings Per Share. Earnings per common share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. Earnings per common share - assuming dilution reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock, that then shared in the earnings of the Company.

           Effect of Implementing New Accounting Standards. In October 1998, the FASB issued SFAS No. 134, "Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise." SFAS No. 134 amends accounting and reporting standards for certain activities of mortgage banking enterprises that were established by SFAS No. 65. This statement is effective for the first fiscal quarter beginning after December 15, 1998. The Company adopted SFAS No. 134 on January 1, 1999 with no material affect on the Company's financial position or operating results.

           The Corporation adopted SFAS 130, Reporting Comprehensive Income, as of October 1, 1998. Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains

                                  (Continued)

            HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                              --------------------

           and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income are components of comprehensive income. The adoption of SFAS 130 had no effect on the Corporation's net income or shareholder's equity.The components of other comprehensive income is presented in the consolidated statements of stockholders' equity.

           In June of  1998,  the FASB  issued  SFAS No.  133,  "Accounting  for
           Derivative Instruments and Hedging Activities." SFAS No. 133 (as amended by SFAS No. 137) established a new model for accounting for derivatives and hedging activities and supersedes and amends a number of existing standards. SFAS No. 133 is effective for fiscal years beginning after June 15, 2000, but earlier application is permitted as of the beginning of any fiscal quarter subsequent to June 15, 1998. Upon the statement's initial application, all derivatives are required to be recognized in the statement of financial condition as either assets or liabilities and measured at fair value. In addition, all hedging relationships must be designated, reassessed, and documented pursuant to the provisions of SFAS No. 133. Adoption of SFAS No. 133 is not expected to have a material financial statement impact on the Company's financial condition or operating results as the Company did not hold derivative securities at September 30, 2000.

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

                                  (Continued)

            HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                              --------------------

2.   Investment Securities

           The cost and estimated fair value of securities held by the Bank as of September 30, 2000 and 1999 are summarized as follows:

                                                                            2000
                                                   --------------------------------------------------------
                                                                      Gross       Gross
                                                       Amortized    Unrealized  Unrealized        Fair
                                                         Cost         Gains       Losses          Value
                                                   -------------    ----------     ----------    ----------
Securities, available-for-sale:
  Federal Home Loan Mortgage, capital
    stock, 77,088 shares                              $   75,482    $4,091,895     $             $4,167,377
                                                   =============    ==========     ==========    ==========
Securities, held-to-maturity:
  Debt Securities:
    U.S. Government and Federal Agencies              $5,000,000    $              $   90,240    $4,909,760
    Municipal bonds                                      213,595                        4,899       208,696
                                                   -------------    ----------     ----------    ----------
                                                       5,213,595                       95,139     5,118,456
                                                   -------------    ----------     ----------    ----------
  Mortgage-backed Securities                              25,125           418                       25,543
                                                   -------------    ----------     ----------    ----------
  Federal Home Loan
    Bank of Cincinnati, capital stock - 15,878
      shares                                           1,587,800                                  1,587,800
                                                   -------------    ----------     ----------    ----------
                                                      $6,826,520    $      418     $   95,139    $6,731,799
                                                   =============    ==========     ==========    ==========

                                  (Continued)

            HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                              --------------------

                                                                            1999
                                                   --------------------------------------------------------
                                                                      Gross       Gross
                                                       Amortized    Unrealized  Unrealized        Fair
                                                         Cost         Gains       Losses          Value
                                                   -------------    ----------  -------------   -----------
Securities, available-for-sale:
  Federal Home Loan Mortgage, capital
    stock, 77,088 shares                              $   75,482    $3,933,094  $               $4,008,576
                                                   =============    ==========  =============   ===========
Securities, held-to-maturity:
  Debt Securities:
    U.S. Government and Federal Agencies              $5,500,000    $           $    77,896     $5,422,104
    Municipal bonds                                      213,467                      3,724        209,743
                                                   -------------    ----------  -------------   -----------
                                                       5,713,467                     81,620      5,631,847
                                                   -------------    ----------  -------------   -----------
  Mortgage-backed Securities                              39,878           714                      40,592
                                                   -------------    ----------  -------------   -----------
  Federal Home Loan
    Bank of Cincinnati, capital stock - 14,784
      shares                                           1,478,400                                 1,478,400
                                                   -------------    ----------  -------------   -----------
                                                      $7,231,745    $      714  $    81,620     $7,150,839
                                                   =============    ==========  =============   ===========

           The amortized cost and estimated market value of debt securities at September 30, 2000, by contractual maturity, are as follows:

                                                                                               Estimated
                                                                           Amortized             Market
                                                                              Cost               Value
                                                                      -----------------   -----------------
Due after one year through five years                                       $5,104,864          $5,012,727
Due after five through ten years                                               108,731             105,729
                                                                      -----------------   -----------------
                                                                            $5,213,595          $5,118,456
                                                                      =================   =================

           In accordance with the requirements of SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities," the unrealized gain on securities available-for-sale of $4,091,895 net of deferred income taxes of $1,391,244 has been recorded as a separate component of stockholders' equity as of September 30, 2000.

           For the year ended September 30, 2000, the Bank received $1,500,000 from the maturity of three debt securities backed by a U.S. Government Agency, which were classified as held-to-maturity. For the year ended September 30, 1999, the Bank received $6,500,000 from the call of thirteen debt securities backed by a U.S. Government Agency, which were classified as held-to-maturity. For the year ended September 30, 1998, the Bank received $5,000,000 from the call of ten debt securities backed by a U.S. Government agency, which were classified as held-to-maturity.

           Accrued interest on investment securities at September 30, 2000 and 1999 totaled $70,115 and $84,798, respectively.

                                  (Continued)

            HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                              --------------------

3.   Loans Receivable

          Loans receivable, net at September 30, 2000 and 1999 consists of the following:

                                                                             2000               1999
                                                                       -----------------  -----------------
Loans secured by first lien mortgages on real estate:
One-to-four residential property                                            $79,826,008        $70,638,534
         Multi-family residential property                                    2,941,035          3,720,015
         Commercial properties                                                7,296,226          5,148,023
         Construction                                                         6,318,800          4,121,550
         Agricultural                                                         4,244,881          4,541,585
Consumer loans:
Home equity                                                                   1,775,453          1,830,682
         Home improvement and personal                                        1,220,487          1,398,978
Auto loans                                                                      100,107
Commercial                                                                      337,215
Loans secured by savings deposits                                               550,870            484,317
                                                                       -----------------  -----------------
                                                                            104,611,082         91,883,684
Loans in process                                                             (2,947,154)        (2,041,995)
Provisions for loan losses                                                     (371,500)          (370,000)
Deferred loan origination fees                                                 (411,161)          (410,079)
                                                                       -----------------  -----------------
         Loans receivable, net                                             $100,881,267        $89,061,610
                                                                       =================  =================

         The Bank has concentrated its lending activity within a 45 mile radius of Harrodsburg, Kentucky. Therefore, a substantial portion of its debtors' ability to honor their contracts is dependent on the economy of this area.

         The Bank provides an allowance to the extent considered necessary to provide for losses that may be incurred upon the ultimate realization of loans. The changes in the allowance for loan losses is analyzed as follows:

                                                                         Year Ended September 30,
                                                              -----------------------------------------------
                                                                    2000            1999             1998
                                                              --------------  --------------   --------------
Balance at beginning or period                                     $370,000        $335,000         $308,250
Additions charged to operations                                      15,000          35,000           96,631
Charge-offs                                                         (13,500)                         (73,084)
Recoveries                                                                                             3,203
                                                              --------------  --------------   --------------
Balance at end of period                                           $371,500        $370,000         $335,000
                                                              ==============  ==============   ==============

                                  (Continued)

            HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                              --------------------

          The following is a summary of non-performing loans (in thousands) at September 30, 2000, 1999, and 1998, respectively:

                                                                              September 30,
                                                              -----------------------------------------------
                                                                  2000            1999             1998
                                                              --------------  --------------   --------------
Non-accrual loans                                             $               $                $
Loans past due 90 days or more                                          517             281              489
                                                              --------------  --------------   --------------
Total non-performing loan balances                            $         517   $         281    $         489
                                                              ==============  ==============   ==============

        At September 30, 2000 and 1999, the Bank had identified no impaired loans as defined by SFAS No. 114. There were no loans in non-accrual status, and as such, all interest income earned for the years ended September 30, 2000 and 1999 on the loans outstanding has been included in income.

        Accrued interest on loans at September 30, 2000 and 1999 totaled $585,942 and $534,056, respectively.

        Loans to executive officers and directors, including loans to affiliated companies of which executive officers and directors are principal owners, and loans to members of the immediate family of such persons at September 30, 2000 and 1999 are summarized as follows:

                                                                                       September 30,
                                                                               -------------------------------
                                                                                   2000             1999
                                                                               --------------   --------------
Balance at beginning of period                                                      $166,707         $182,796
  Additions during year                                                              333,116
  Repayments                                                                        (37,783)         (16,089)
                                                                               --------------   --------------
Balance at end of period                                                            $462,040         $166,707
                                                                               ==============   ==============


4.   Premises and Equipment

        Office premises and equipment included the following:

                        Description                            Useful Life         2000            1999
------------------------------------------------------------  --------------  --------------- ----------------
Land, buildings and improvements                               30-45 years        $1,602,754       $1,186,965
Furniture, fixtures and equipment                               5-10 years         1,021,929          656,874
                                                                              --------------- ----------------
                                                                                   2,624,683        1,843,839
         Less accumulated depreciation                                              (889,521)        (788,643)
                                                                              --------------- ----------------
                                                                                  $1,735,162       $1,055,196
                                                                              =============== ================

        Depreciation expense for the years ended September 30, 2000, 1999 and 1998 amounted to $101,988, $68,042, and $70,809, respectively.

                                  (Continued)

            HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                              --------------------

5.   Deposits

     Deposit account balances as of the dates indicated are summarized as follows:

                                                                                      September 30,
                                                                            ----------------------------------
                                                                                 2000              1999
                                                                            ----------------  ----------------
Demand deposit accounts, non-interest bearing                                   $  $490,399       $   743,944
Passbook accounts with a weighted average rate of 2.79% and 2.82% at
September 30, 2000 and 1999, respectively                                         6,753,354         7,485,269
NOW and MMDA deposits with a weighted average rate of 2.63%  and 2.45% at
September 30, 2000 and 1999, respectively                                         8,885,193         9,255,397
                                                                            ----------------  ----------------
                                                                                 16,128,946        17,484,610
Certificate of deposits with a weighted average interest rate of 5.92% and
5.16% at September 30, 2000 and 1999, respectively                               70,344,185        64,533,707
                                                                            ----------------  ----------------
Total Deposits                                                                  $86,473,131       $82,018,317
                                                                            ================  ================
Jumbo certificates of deposit (minimum denomination of $100,000)                $ 9,796,720       $ 5,780,668
                                                                            ================  ================

     Certificates of deposit by maturity at September 30, 2000 and 1999 (in thousands) are as follows:

                                                                                      September 30,
                                                                            ----------------------------------
                                                                                 2000              1999
                                                                            ----------------  ----------------
Within one year                                                                     $47,487           $48,310
Over 1 to 3 years                                                                    19,441            13,232
Maturing in years thereafter                                                          3,416             2,992
                                                                            ----------------  ----------------
                                                                                    $70,344           $64,534
                                                                            ================  ================

     Certificates of deposit by maturity and interest rate category at September 30, 2000 (in thousands) are as follows:

                                                                    Amount Due
                                 ---------------------------------------------------------------------------------
                                   Less Than        1-2 Years       2-3 Years      After 3 Years        Total
                                   One Year
                                 --------------   --------------  ---------------  --------------   --------------
     4.01--6.00%                       $34,073          $ 4,471           $2,192          $  933          $41,669
     6.01--8.00%                        13,414           10,623            2,155           2,483           28,675
                                 --------------   --------------  ---------------  --------------   --------------
                                       $47,487          $15,094           $4,347          $3,416          $70,344
                                 ==============   ==============  ===============  ==============   ==============

                                  (Continued)

            HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                              --------------------

     Interest expense on deposits for the periods indicated is summarized as follows:

                                                                             Years Ended September 30,
                                                               ---------------------------------------------------
                                                                    2000              1999              1998
                                                               ---------------   ---------------   ---------------
     Money market and NOW account                                  $  246,525        $  222,707        $  202,576
     Savings Accounts                                                 198,158           207,735           211,923
     Certificates                                                   3,666,412         3,382,184         3,482,884
                                                               ---------------   ---------------   ---------------
                                                                   $4,111,095        $3,812,626        $3,897,383
                                                               ===============   ===============   ===============

        The Bank maintains arrangements for clearing NOW and MMDA accounts with the Federal Home Loan Bank of Cincinnati. The Bank is required to maintain adequate collected funds in its Demand Account to cover average daily clearings. The Bank was in compliance with this requirement at September 30, 2000 and 1999. At September 30, 2000, the Bank had pledged $1,775,000 of its overnight deposits held by the FHLB of Cincinnati to secure certain customer deposit balances.

6.   Advances from Federal Home Loan Bank

        The advances from the Federal Home Loan Bank consist of the following:

          Maturity               Interest             September 30,
            Date                   Rate                   2000
     ------------------   --------------------      ------------------
          10/17/00                 6.90                 $1,000,000
          11/13/00                 6.90                  1,000,000
          11/20/00                 6.90                  1,500,000
                                                         ---------
                                                        $3,500,000
                                                        ==========

        A schedule of the principle payments due over the remaining term of the notes as of September 30, 2000 follows:

       Year                 Amount
-------------------  ----------------------
       2001                     $3,500,000
                     ======================

        These borrowings are collateralized by qualified real estate first mortgages and Federal Home Loan Bank stock held by the Bank, which had a book value of $5,962,800 at September 30, 2000.

7.   Income Taxes

     The provision for income taxes for the periods indicated consist of the following:

                                            Years ended September 30,
                                   -------------------------------------------
                                      2000            1999          1998
                                   -------------  -------------   ------------
Federal income tax expense:
  Current expense                      $545,863       $847,787       $781,830
  Deferred expense (benefit)             45,088       (70,713)         17,790
                                   -------------  -------------   ------------
                                       $590,951       $777,074       $799,620
                                   =============  =============   ============

                                  (Continued)

            HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                              --------------------

        Deferred income taxes result from temporary differences in the recognition of income and expenses for tax and financial statement purposes. The source of these temporary differences and the tax effect of each are as follows:

                                                    Years ended September 30,
                                           ---------------------------------------------
                                              2000            1999            1998
                                           -------------  -------------- ---------------
Deferred loan fee income                      $   (368)       $(37,492)       $(21,605)
Depreciation                                     18,823           2,036         (4,739)
FHLB stock                                       37,196          33,966          32,436
Allowance for loan losses                         (510)         (7,646)         (9,095)
Other, net                                     (10,053)        (61,577)          20,793
                                           -------------  -------------- ---------------
Net deferred tax expense (benefit)            $  45,088       $(70,713)       $  17,790
                                           =============  ============== ===============

        For the periods indicated, total income tax expense differed from the amounts computed by applying the U.S. Federal income tax rate of 34% to income before income taxes as follows:

                                                            Years ended September 30,
                                                   ---------------------------------------------
                                                      2000            1999            1998
                                                   -------------  -------------   --------------
Expected income tax expense at federal tax rate        $590,985       $777,082         $757,619
Other, net                                                  (34)            (8)          42,001
                                                   -------------  -------------   --------------
         Total income tax expense                      $590,951       $777,074         $799,620
                                                   =============  =============   ==============
Effective income tax rate                                  34.0%          34.0%            35.9%
                                                   =============  =============   ==============

     Deferred tax assets and liabilities as of September 30, 2000 and 1999 consisted of the following:


                                                      2000            1999
                                                 ------------   --------------
Deferred tax assets:
  Deferred loan fee income                          $139,795         $139,427
  ESOP loan                                           71,631           61,577
  Allowance for loan losses                          120,845          120,335
                                                 ------------   --------------
                                                     332,271          321,339
                                                 ------------   --------------
Deferred tax liabilities:
  FHLB stock                                         343,400          306,204
  Fixed asset basis over tax basis                    86,433           67,610
                                                 ------------   --------------
                                                     429,833          373,814
                                                 ------------   --------------
    Net deferred tax liability                       $97,562          $52,475
                                                 ============   ==============

        In addition to the net deferred tax liability at September 30, 2000 of $97,562 outlined in the preceding table, the financial statements include a deferred tax liability of $1,391,244 that was charged against the unrealized gain on securities available-for-sale of $4,091,895. The net unrealized gain totals $2,700,651 and is recorded as a separate component of stockholders' equity.

                                  (Continued)

            HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                              --------------------

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

8.   Stockholders' Equity and Regulatory Capital

        Regulatory Capital. The Bank's actual capital and its statutory required capital levels at September 30, 2000 and 1999 are as follows (in thousands):

                                                             September 30, 2000
                               --------------------------------------------------------------------------------
                                                                                             To be Well
                                                                                         Capitalized Under
                                                                 For Capital             Prompt Corrective
                                                              Adequacy Purposes          Action Provisions
                               ------------------------    ------------------------   -------------------------
                                       Actual                     Required                    Required
                               ------------------------    ------------------------   -------------------------
                                   Amount       %              Amount      %               Amount          %
                               ------------------------    ------------------------   -------------------------
Core capital                       $19,824    17.5%             $4,532    4.0%             $6,798         6.0%
Tangible capital                   $19,824    17.5%             $1,700    1.5%                N/A          N/A
Total Risk based capital           $20,196    19.0%             $8,528    8.0%            $10,659        10.0%
Leverage                           $19,824    17.5%                N/A     N/A             $5,665         5.0%

                                                             September 30, 1999
                               --------------------------------------------------------------------------------
                                                                                             To be Well
                                                                                         Capitalized Under
                                                                 For Capital             Prompt Corrective
                                                              Adequacy Purposes          Action Provisions
                               ------------------------    ------------------------   -------------------------
                                       Actual                     Required                    Required
                               ------------------------    ------------------------   -------------------------
                                   Amount       %              Amount      %               Amount          %
                               ------------------------    ------------------------   -------------------------
Core capital                       $22,556    21.2%             $4,260    4.0%             $6,390         6.0%
Tangible capital                   $22,556    21.2%             $1,598    1.5%                N/A          N/A
Total Risk based capital           $22,906    36.9%             $4,961    8.0%             $6,201        10.0%
Leverage                           $22,556    21.2%                N/A     N/A             $5,325         5.0%


        The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") required each federal banking agency to implement prompt corrective actions for institutions that it regulates. In response to this requirement, OTS adopted final rules based upon FDICIA's five capital tiers. The rules provide that a savings bank is "well capitalized" if its total risk-based capital ratio is 10% or greater,

                                  (Continued)

            HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                              --------------------

        its Tier 1 risk-based capital ratio is 6% or greater, its leverage is 5% or greater and the institution is not subject to a capital directive. Under this regulation, the Bank was deemed to be "well capitalized" as of September 30, 2000 and 1999 based upon the most recent notifications from its regulators. There are no conditions or events since those notifications that management believes would change its classifications.

        Retained Earnings Restriction. Retained earnings at September 30, 2000 includes tax bad debt reserves of approximately $2,134,000 accumulated prior to September 30, 1988, for which no Federal income tax has been provided. These tax bad debt reserves are only taxable in certain circumstances, such as if the Bank converted to an institution that did not qualify as a bank for tax purposes (see Note 7).

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

9.   Retirement Benefits

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

        The multi-employer pension plan covers all full-time employees with one year of service who have attained the age of 21. Under a multi-employer defined benefit plan, pension expense is the amount of the annual required contribution, and a liability will be recognized only for contributions which are due but unpaid at the end of the accounting period. There was no pension expense for the years ended September 30, 2000, 1999, and 1998.

        Effective April 1, 1993, the Board of Directors adopted an employee pension benefit plan (referred to as a "401K Plan") as described under the Employees' Retirement Income Security Act of 1974. Under the Plan, the Bank is required to match 25% of employee contributions up to a maximum of 1.5% of

                                  (Continued)

            HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                              --------------------

        eligible compensation. The Plan covers all full-time employees. The Bank contributed $9,792, $9,428, and $8,614 to the Plan for the years ended September 30, 2000, 1999, and 1998, respectively.

        Employee Stock Ownership Plan. In connection with the stock conversion September 30, 1995, the Company established an internally leveraged Employee Stock Ownership Plan (the "ESOP") which covers substantially all full time employees. The ESOP borrowed $1,745,700 from the Company and purchased 174,570 shares of common stock of the Company at the date of conversion. The loan is to be repaid in annual installments over a 15 year period with interest, which is based on the published prime rate (currently 9.50%) per the Wall Street Journal.

        The Bank makes annual contributions to the ESOP Trust equal to the ESOP's debt service requirement less dividends, if any, received by the ESOP which are used for debt service. Dividends of $108,573 and $111,312 were used in fiscal year 2000 and 1999, respectively, to pay ESOP debt service. The ESOP shares are pledged as collateral on the debt. As the debt is repaid, shares are released from collateral and allocated to active participants based on a formula specified in the ESOP agreement.

        ESOP compensation was $138,561 for the year ended September 30, 2000. For fiscal year 2000, 11,673 shares were released from collateral. At September 30, 2000, there were 116,060 unallocated ESOP shares having a fair value of $1,399,683. ESOP compensation was $154,109 for the year ended September 30, 1999. For 1999, 11,407 shares were released from collateral. At September 30, 1999, there were 127,733 unallocated ESOP shares having a fair value of $1,692,462. ESOP compensation was $198,430 for the year ended September 30, 1998.

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

                                  (Continued)

            HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                              --------------------

        A summary of option transactions for the years indicated are as follows:

                                                                              Year ended September 30,
                                                                 -------------------------------------------------
                                                                            2000                   1999
                                                                 ----------------------    -----------------------
                                                                      Option    Number      Option       Number
                                                                       Price   of Units     Price       of Units
                                                                       -----   --------     -----       --------

        Balance outstanding at beginning of year                       16.50    190,000    $    16.50   190,000
        Granted                                                        13.00      5,000
        Exercised
                                                                              ---------                --------
        Balance outstanding at end of year                     $13.00-$16.50    195,000    $    16.50   190,000
                                                                              =========                ========

        Shares exercisable                                                      157,000                 118,000
                                                                              =========                ========

        Shares available for grant                                                5,000                  10,000
                                                                              =========                ========

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

          Companies are not required to adopt the fair value method of accounting for employee stock-based transactions, and may continue to account for such transactions under Accounting Principles Based (APB) Opinion No. 25 "Accounting for Stock Issued to Employees." Under this method the compensation cost is measured by the difference between the fair value of the Company's stock at the date of the award, and the exercise price to be paid by the employee. If a company chooses to report stock based compensation under APB 25, they must disclose the pro forma net income and earnings per share as if the Company had applied the new method of accounting. Accordingly, the following table shows the Company's net income and earnings per share on a pro forma basis as if the compensation cost for the stock options awarded were accounted for in accordance with SFAS No. 123 for the year ended September 30, 2000, 1999, and 1998, respectively.


                                             Reported Per Consolidated
                                                Financial Statements                   Pro Forma Amount
                                      --------------------------------------  -------------------------------------
                                          2000         1999         1998         2000         1999         1998
                                      -----------  -----------   -----------  -----------  -----------  -----------

        Net income                    $ 1,147,240  $ 1,508,462   $ 1,428,674  $ 1,023,225  $ 1,391,102  $ 1,283,604
                                      ===========  ===========   ===========  ===========  ===========  ===========
        Earnings per common share     $       .76  $       .94   $       .79  $       .68  $       .86  $       .71
                                      ===========  ===========   ===========  ===========  ===========  ===========
        Earnings per common share
          assuming dilution           $       .76  $       .94   $       .79  $       .68  $       .86  $       .71
                                      ===========  ===========   ===========  ===========  ===========  ===========

                                  (Continued)

            HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                              --------------------

          The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                          2000            1999           1998
                                        --------        --------       --------

          Dividend yield                   2.4%           2.4%           2.4%
          Expected volatility              .03%           .03%           .03%
          Expected life                     10             10             10
          Free interest rate               5.3%           5.3%           5.3%

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

          Awards made to employees will vest 20% on each anniversary date of the award. Shares will be held by the trustee and are voted by the RSP trustee as directed by the participant for those shares earned or by the Committee for those shares held, but unearned or unawarded. Any assets of the trust are subject to the general creditors of the Company. All shares awarded vest immediately in the case of a participant's death, disability, or upon a change in control of the Company. The Company intends to expense RSP awards over the years during which the shares are payable, based on the fair market value of the common stock at the date of the grant to the employee. As of September 30, 2000, no awards had been made under the RSP.

10. Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk

          The Bank is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include mortgage commitments outstanding which amounted to approximately $1,051,450 plus unused lines of credit granted to customers totaling $2,703,027 at September 30, 2000. Of the mortgage loan commitments at September 30, 2000 approximately $487,650 were for fixed rate loans. At September 30, 1999 mortgage commitments outstanding amounted to approximately $1,467,100 and unused lines of credit amounted to $2,479,469. Of the mortgage loan commitments at September 30, 1999, approximately $12,000 were in fixed rate loans. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets.

          The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for loan commitments and consumer lines of credit are represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. Since many of the loan commitments may expire without being drawn upon, the total commitment amount does not necessarily represent future requirements. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained upon extension of credit is based on

                                  (Continued)

            HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                              --------------------

          management's credit evaluation of the counter party. Collateral held varies, but primarily includes residential real estate.

11.  Disclosures about Fair Value of Financial Instruments

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

          Loan Commitments and Unused Home Equity Lines of Credit. The fair value of loan commitments and unused lines of credit is estimated by taking into account the remaining terms of the agreements and the present credit-worthiness of the counter parties.

                                  (Continued)

            HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                              --------------------

          The estimated fair value of the Company's financial instruments at September 30, 2000 and 1999 are as follows:

                                                      September 30, 2000             September 30, 1999
                                              --------------------------------------------------------------
                                                   Carrying          Fair          Carrying         Fair
                                                    Amount           Value          Amount         Value
                                              ---------------     -----------     ----------     -----------
Assets
Cash and cash equivalents                          $3,031,167      $3,031,167     $8,350,313     $8,350,313
         Securities available-for-sale              4,167,377       4,167,377      4,008,576      4,008,576
         Securities held-to-maturity                6,826,520       6,731,799      7,231,745      7,150,839
         Loans receivable, net                    100,881,267      98,918,071     89,061,610     89,317,215
Liabilities
         Deposits                                  86,473,131      85,976,241     82,018,317     82,115,268
Unrecognized Financial Instruments
         Loan commitments                                           1,051,450                     1,467,100
         Unused lines of credit                                     2,703,027                     2,479,469

                                  (Continued)

            HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                              --------------------

12. Harrodsburg First Financial Bancorp, Inc. Financial Information (Parent Company Only)

         The parent company's principal assets are its investment in the Bank and cash balances on deposit with the Bank. The following are condensed financial statements for the parent company.

                    Harrodsburg First Financial Bancorp, Inc.
                   Condensed Statement of Financial Condition

                                                                                 September 30,
                                                                              2000            1999
                                                                         ------------    ------------
Assets:
     Cash and due from banks                                             $  2,925,328    $  1,321,727
     Investment in subsidiary                                              22,524,212      25,152,122
     Other assets                                                             242,901         216,532
                                                                         ------------    ------------

        Total assets                                                     $ 25,692,441    $ 26,690,381
                                                                         ============    ============

Liabilities and Stockholders Equity:
     Accounts payable                                                    $      5,688    $      1,446
     Dividends payable                                                        445,902         468,701
                                                                         ------------    ------------

        Total liabilities                                                     451,590         470,147
                                                                         ------------    ------------

Stockholders equity
     Common stock                                                             218,213         218,213
     Additional paid-in capital                                            21,215,999      21,194,168
     Retained earnings                                                     11,038,055      11,187,966
     Accumulated other comprehensive income                                 2,700,651       2,595,842
     Treasury stock, 568,050 and 481,250 shares, respectively, at cost     (8,771,467)     (7,698,625)
     Unearned ESOP shares                                                  (1,160,600)     (1,277,330)
                                                                         ------------    ------------

       Total stockholders' equity                                          25,240,851      26,220,234
                                                                         ------------    ------------

        Total liabilities and stockholders' equity                       $ 25,692,441    $ 26,690,381
                                                                         ============    ============

                                  (Continued)

            HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                              --------------------

                    Harrodsburg First Financial Bancorp, Inc.
                          Condensed Statement of Income

                                                             For the years ended September 30,
                                                               2000           1999        1998
                                                          -------------  --------------  ------
Income:
   Dividends from First Financial Bank                    $   1,227,337  $    1,569,145  $        -
                                                          -------------  --------------  ----------

Expense:
   Legal fees                                                    26,859          11,940      10,588
   Franchise and license tax                                     36,837          35,650      31,372
   Transfer agent fees                                           11,372          15,465       9,126
   Accounting fees                                                8,150           5,550       6,550
   Other operating expenses                                      30,188          23,339      26,252
                                                          -------------  --------------  ----------
                                                                113,406          91,944      83,888
                                                          -------------  --------------  ----------

   Net income (loss) before tax benefit                       1,113,931       1,477,201     (83,888)
   Income tax benefit                                            33,309          31,261      28,522
                                                          -------------  --------------  ----------
   Net income (loss) before equity in undistributed net
     income of subsidiary                                     1,147,420       1,508,462     (55,366)
   Equity in undistributed net income of subsidiary                                       1,484,040
                                                          -------------  --------------  ----------

     Net income                                           $   1,147,240  $    1,508,462  $1,428,674
                                                          =============  ==============  ==========

                                  (Continued)

            HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                              --------------------

                   Harrodsburg First Financial Bancorp, Inc.
                       Condensed Statement of Cash Flows

                                                                  For the years ended  September 30,
                                                             -----------------------------------------
                                                                  2000           1999           1998
                                                             -----------    -----------    -----------
Cash flows from operating activities:
     Net income                                              $ 1,147,240    $ 1,508,462    $ 1,428,674
     Adjustments to reconcile net income to net cash
        provided by operating activities:
        Equity in undistributed net income of subsidiary      (1,484,040)
        Excess distributions from consolidated subsidiary      2,772,663      2,430,855
        Decrease (increase) in other receivables                 (26,369)        28,546         92,057
        Decrease in other liabilities                            102,858        115,619         (1,281)
                                                             -----------    -----------    -----------

          Net cash provided (used) by operating activities     3,996,392      4,083,482         35,410
                                                             -----------    -----------    -----------

Cash flows from investing activities:
          Net cash provided (used) by investing activities             -              -              -
                                                             -----------    -----------    -----------

Cash flows from financing activities:
     Dividends paid                                           (1,319,949)    (1,209,420)    (1,108,554)
     Purchase of common stock                                 (1,072,842)    (3,221,110)    (1,686,689)
                                                             -----------    -----------    -----------

       Net cash used by financing activities                  (2,392,791)    (4,430,530)    (2,795,243)
                                                             -----------    -----------    -----------

   Net increase (decrease) in cash and cash equivalents        1,603,601       (347,048)    (2,759,833)
   Cash and cash equivalents at beginning of period            1,321,727      1,668,775      4,428,608
                                                             -----------    -----------    -----------

   Cash and cash equivalents at end of period                $ 2,925,328    $ 1,321,727    $ 1,668,775
                                                             ===========    ===========    ===========

                                  (Continued)

            HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                              --------------------

13.  Harrodsburg Savings and Loan Service Corporation

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

         Summary balance sheets for the wholly owned subsidiary are as follows:

                 Harrodsburg Savings & Loan Service Corporation
                   Balance Sheets, September 30, 2000 and 1999

                          ---------------------------

Assets                                              2000            1999
                                                --------------  --------------

Investments                                           $15,000         $15,000
                                                ==============  ==============

Stockholders' Equity

Common stock                                          $15,000         $15,000
                                                ==============  ==============

The Service Corporation did not receive income nor did it incur expense during the years ended September 30, 2000, 1999, and 1998.

14.  Stock Purchase

         In fiscal years 2000, 1999, and 1998, the Company repurchased 86,800 shares of common stock at a cost of $1,072,842, 222,643 shares of common stock at a cost of $3,221,110, and 101,238 shares of common stock at a cost of $1,686,689, respectively.

                                  (Continued)

            HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                              --------------------

15.  Condensed Consolidated Selected Quarterly Financial Data (Unaudited)

                      Quarters Ended for Fiscal Year 2000

                                              December 31        March 31           June 30       September 30
                                              ----------- ------------------    -------------     ------------

       Interest income                       $   1,920,943    $    1,998,438    $   2,040,079     $2,091,746
       Interest expense                            953,332           991,959        1,056,619      1,147,798
                                             -------------    --------------    -------------     ----------
       Net interest income                         967,611         1,006,479          983,460        943,948
       Provision for loan losses                                      15,000
       Non-interest income                          26,048            24,696           29,952        32,195
       Non-interest expense                        523,285           566,792          574,160        596,961
                                             -------------    --------------    -------------     ----------
       Income before income taxes                  470,374           449,383          439,252        379,182
       Income tax expense                          159,927           152,756          149,346        128,922
                                             -------------    --------------    -------------     ----------
       Net income                            $     310,447    $      296,627    $     289,906     $  250,260
                                             =============    ==============    =============     ==========
       Earnings per common share             $         .20    $          .20    $         .19     $      .17
                                             =============    ==============    =============     ==========
       Weighted average common
         shares outstanding                      1,566,741         1,537,144        1,506,709      1,496,517
                                             =============    ==============    =============     ==========

Quarters Ended for Fiscal Year 1999

                                              December 31        March 31           June 30        September 30
                                              ----------- ------------------    -------------     -------------
       Interest income                       $   1,946,982    $    1,919,482    $   1,946,499     $1,932,353
       Interest expense                            968,563           939,414          954,515        950,134
                                             -------------    --------------    -------------     ----------
       Net interest income                         978,419           980,068          991,984        982,219
       Provision for loan losses                    10,000                                            25,000
       Non-interest income                          25,781            28,257           30,051         32,173
       Non-interest expense                        430,269           444,315          428,110        425,722
                                             -------------    --------------    -------------     ----------
       Income before income taxes                  563,931           564,010          593,925        563,670
       Income tax expense                          191,736           191,764          201,935        191,639
                                             -------------    --------------    -------------     ----------

       Net income                            $     372,195    $      372,246    $     391,990     $  372,031
                                             =============    ==============    =============     ==========

       Earnings per common share             $         .22    $          .24    $         .24     $      .24
                                             =============    ==============    =============     ==========

       Weighted average common
         shares outstanding                      1,735,274         1,632,106        1,600,084      1,577,823
                                             =============    ==============    =============     ==========

                                       43