Form 10KSB40, Exhibit 13
period 2001-09-30
HARRODSBURG FIRST FINANCIAL BANCORP INC
filed 2001-12-21
CIK 946738

HARRODSBURG FIRST FINANCIAL BANCORP, INC.
--------------------------------------------------------------------------------

Harrodsburg First Financial Bancorp, Inc., a Delaware corporation (the "Company"), converted from a unitary savings and loan holding company to a bank holding company effective July 15, 2001, and on the same date acquired a 56.27% interest in Citizens Financial Bank, Inc. (Citizens), which is a newly organized de novo Kentucky chartered commercial bank located in Glasgow, Kentucky. The Company serves as the bank holding company for Citizens and for First Financial Bank ("First Financial"), a federally chartered savings bank of which it is the sole shareholder.

First Financial is subject to regulation by the Office of Thrift Supervision ("OTS") and Citizens is subject to examination and regulation by the Federal Deposit Insurance Corporation and the Kentucky Department of Financial Institutions. The primary activity of the Company is its investment in the stock of First Financial and Citizens and monitoring their operations. Accordingly, the information set forth in this report, including financial statements and related data, relates primarily to the operations of the Bank and Citizens.

First Financial was formed in 1961 as a federal mutual savings and loan association and obtained insurance of accounts and became a member of the Federal Home Loan Bank ("FHLB") of Cincinnati at that time. Upon its conversion to stock form in September 1995, the Bank adopted the name First Federal Savings Bank of Harrodsburg. Effective January 1, 2000, the Bank's name was changed to First Financial Bank. First Financial operates through one full service office in Harrodsburg, Kentucky, and two full service branch offices in Lawrenceburg, Kentucky.

The executive offices of the Company and First Financial are located at 104 South Chiles Street, Harrodsburg, Kentucky 40330, and its telephone number is
(859) 734-5452. The executive offices of Citizens are located at 113 West Public Square, Glasgow, Kentucky, 42142 and its telephone number is (270) 651-9921.

                         MARKET AND DIVIDEND INFORMATION
--------------------------------------------------------------------------------

Market for the Common Stock

Since October 4, 1995, the Common Stock of the Company has been listed for trading under the symbol "HFFB" on the National Association of Securities Dealers, Inc. Automated Quotation ("NASDAQ") National Market. As of December 6, 2001, there were 1,343,416 shares of the Common Stock issued and outstanding, held by approximately 457 stockholders of record, not including beneficial owners in nominee or street name.

Dividends

The Company maintains a policy whereby it will pay a semi-annual cash dividend payable as of the 15th day of each April and October or the first business day thereafter if such day is not a business day, to stockholders of record as of the last business day of the month following the end of such semi-annual period. The regular semi-annual dividend of $0.30 per share was payable on October 15, 2001 to stockholders of record on September 28, 2001. The Board of Directors of the Company periodically reviews its dividend policy. Any change in the Company's dividend policy, as determined by the Board of Directors, will depend on the Company's debt and equity structure, earnings, regulatory capital requirements, and other factors, including economic conditions, regulatory restrictions, and tax considerations. See Note 9 of Notes to Consolidated Financial Statements for restrictions on the payment of cash dividends. For further information on stock prices and dividends, see Stock Prices and Dividends (page 3).

                        SELECTED FINANCIAL AND OTHER DATA
---------------------------------------------------------------------------------------------

Financial Condition Data
                                                             At September 30,
                                         ----------------------------------------------------
                                           2001       2000       1999       1998       1997
                                         --------   --------   --------   --------   --------
                                                          (Dollars in Thousands)
Total Amount of:
    Assets ...........................   $136,541   $117,393   $110,416   $109,919   $109,638
    Loans receivable, net ............    105,081    100,881     89,062     85,272     81,261
    Investments (1) ..................     17,450     10,994     11,240     14,966     14,382
    Cash and interest-bearing deposits     10,896      3,031      8,350      8,074     12,621
    Deposits .........................    102,961     86,473     82,018     78,996     78,629
    FHLB advances ....................      7,000      3,500
    Minority interests ...............      1,849
    Stockholders' equity .............     22,305     25,241     26,220     28,982     29,773
---------------------------------------------------------------------------------------------
Number of:
  Real estate loans outstanding ......      1,559      1,587      1,532      1,601      1,668
  Deposit accounts ...................     10,535     10,026      9,574      9,590      9,594
  Full service offices ...............          4          3          2          2          2


(1)  Includes FHLB stock, and term deposits with the FHLB.

Operating Data

                                             For the year ended September 30,
                                   ---------------------------------------------------
                                     2001       2000       1999     1998      1997
                                   -------    -------    -------    -------    -------
                                                  (Dollars in Thousands)
Interest income ................   $ 8,744    $ 8,051    $ 7,745    $ 7,778    $ 7,699
Interest expense ...............     5,187      4,150      3,813      3,897      3,835
                                   -------    -------    -------    -------    -------
    Net interest income ........     3,557      3,901      3,932      3,881      3,864
Provision for loan losses ......        39         15         35         96         11
                                   -------    -------    -------    -------    -------
    Net interest income after
     provision for loan losses .     3,517      3,886      3,897      3,785      3,853
Non-interest income ............       178        113        116        122         95
Non-interest expense ...........     2,679      2,261      1,728      1,679      1,701
                                   -------    -------    -------    -------    -------
Income before income tax expense
    and minority interests .....     1,016      1,738      2,285      2,228      2,247
Income tax expense .............      (394)      (591)      (777)      (799)      (771)
Minority interests .............        63
                                   -------    -------    -------    -------    -------

Net income .....................   $   685    $ 1,147    $ 1,508    $ 1,429    $ 1,476
                                   =======    =======    =======    =======    =======

Basic earnings per share .......   $   .52    $   .76    $   .94    $   .79    $   .78
                                   =======    =======    =======    =======    =======

Diluted earnings per share .....   $   .52    $   .76    $   .94    $   .79    $   .78
                                   =======    =======    =======    =======    =======

Key Operating Ratios

                                                    At or for the year ended September 30,
                                             --------------------------------------------------
                                                 2001      2000      1999      1998      1997
                                                 ----      ----      ----      ----      ----
Performance Ratios:
Return on average assets (net income
    divided by average total assets) ...          .56%     1.02%     1.36%     1.31%     1.36%

Return on average equity (net income
    divided by average equity) .........         3.06      4.49      5.49      4.98      5.12

Average interest-earning assets to
    average interest-bearing liabilities       123.25    128.80    133.86    136.40    136.34

Net interest rate spread ...............         1.95      2.46      2.43      2.30      2.32

Net yield on average interest-
    earning assets .....................         2.95      3.55      3.63      3.63      3.64

Dividend payout ........................       108.63    113.08     87.74    102.38     45.26

Capital Ratios:
Average equity to average assets
    (average equity divided by
    average total assets) ..............        18.16     22.64     24.80     26.31     26.64

Equity to assets at period end .........        16.34     21.50     23.75     26.37     27.14

Asset Quality Ratios:
Net interest income after provision for
    loan losses to total other expenses        131.28    171.87    225.58    225.43    226.51
Non-performing loans to total loans ....          .21       .51       .32       .57       .64
Non-performing loans to total assets ...          .16       .44       .25       .44       .47

Stock Prices and Dividends

The following table sets forth the range of high and low sales prices for the common stock as reported by the Wall Street Journal as well as dividends declared in each quarter for 2001 and 2000. Such over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down, or commission and may not necessarily represent actual transactions.

Quarterly Stock Information

                       Fiscal 2001                     Fiscal 2000
             ----------------------------   -----------------------------
             Stock Price Range              Stock Price Range
             -----------------  Per Share   -----------------   Per Share
Quarter        Low      High    Dividend       Low     High     Dividend
-------------------------------------------------------------------------
1st          $ 9.69    $12.88   $            $11.38   $14.00     $    .25
2nd           10.75     14.50        .30      10.50    13.38          .30
3rd           11.00     13.00                  9.69    13.00           --
4th           10.00     13.00        .30       9.50    12.38          .30
-------------------------------------------------------------------------
Total                           $    .60                         $    .85
                                ========                         ========

                           MANAGEMENTS DISCUSSION AND
            ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------


The Private Securities Litigation Reform Act of 1995 contains safe harbor provisions regarding forward-looking statements. When used in this discussion, the words "believes," "anticipates," "contemplates," "expects," and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties, which could cause actual results to differ materially from those projected. Those risks and uncertainties include changes in interest rates, risks associated with the ability to control costs and expenses, and general economic conditions. Harrodsburg First Financial Bancorp, Inc. undertakes no obligation to publicly release the results of any revisions to those forward looking statements, which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Harrodsburg First Financial Bancorp, Inc. ("Company") is a bank holding company headquartered in Harrodsburg, Kentucky, which provides a full range of deposits and traditional mortgage loan products through its wholly owned subsidiary, First Financial Bank ("First Financial"), a federally chartered savings bank, and Citizens Financial Bank, Inc. ("Citizens"), a state chartered commercial bank, in which the Company has a 56.27% interest. All references to the Company generally refer to the consolidated entity including First Financial and Citizens, unless the context indicates otherwise. "Banks" refers to the combined operations of First Financial and Citizens, unless the context indicates otherwise.

Overview

On July 15, 2001, the Company converted from a unitary savings bank holding company to a bank holding company, and on the same date acquired a 56.27% interest in Citizens Financial Bank, Inc., which is a Kentucky chartered commercial bank. The Company paid a cash price of $2,816,300 for its controlling interest in Citizens. The acquisition was accounted for under the purchase method of accounting. As a result of the transaction, the Company recorded goodwill of $356,064 for the excess cost over the net assets acquired.

In fiscal 2001, due to an increase in the average rates paid on deposits and borrowed funds, a slight decline in the yield on interest earning assets, and the operations of Citizens as a new subsidiary, plus increased costs from an additional branch office that opened in February of 2000, net income for fiscal 2001 decreased by approximately 40% from fiscal 2000. For the fiscal year ended September 30, 2001, net income was $685,000, or $.52 per diluted share, as compared to $1.1 million, or $.76 per diluted share, for the fiscal year ended September 30, 2000. However, assets increased $19.1 million to $136.5 million over last year. Net loans outstanding grew by 4.2%, and asset quality continues to remain excellent.

Asset/Liability Management

Market Risk Analysis. The Banks, like many other financial institutions, are vulnerable to an increase in rates to the extent that interest-bearing liabilities generally mature or reprice more rapidly than interest-earning assets. Historically, the lending activities of savings institutions, such as First Financial, emphasized the origination of long-term, fixed rate loans secured by single family residences, and the primary source of funds has been deposits with substantially shorter maturities. While having interest-bearing liabilities that reprice more frequently than interest-earning assets is generally beneficial to net interest income during a period of declining interest rates, such an asset/liability mismatch is generally detrimental during periods of rising interest rates.

Historically, the lending activities of commercial banks, such as Citizens, emphasized the origination of short to intermediate variable rate loans, secured by various types of collateral that are more closely matched with the deposit maturities and repricing of interest-earning assets occurs closer to the same general time period.

To reduce the effect of interest rate changes on net interest income the Banks have adopted various strategies to enable it to improve matching of interest-earning asset maturities to interest-bearing liability maturities. The principal elements of these strategies include:

o Originate one to four family residential mortgage loans with adjustable rate features or fixed rate loans with short maturities;
o Lengthen the maturities of our liabilities when it would be cost effective through the pricing and promotion of higher rate certificates of deposit and utilization of FHLB advances or other borrowings;
o    Attract low cost checking and transaction  accounts,  which tend to be less
     interest   rate   sensitive   when   interest   rates   rise;
o Maintain interest-bearing deposits, federal funds, and U.S. government securities with short to intermediate terms to maturities; and
o Maintain an investment portfolio that provides a stable cash flow, thereby providing investable funds in varying interest rate cycles.

The Banks also monitor its interest rate sensitivity through the use of a model, which estimates the change in its net portfolio value ("NPV") in the event of a range of assumed changes in market interest rates. Net portfolio value is defined as the current market value of assets, less the current market value of liabilities, plus or minus the current value of off-balance sheet items. The change in NPV measures the Banks' vulnerability to changes in interest rates by estimating the change in the market value of its assets, liabilities, and off-balance sheet items as a result of an instantaneous change in the general level of interest rates.

As market interest rates decrease, the average maturities of loans and investment securities shorten due to quicker prepayments, causing an increase in their value. Deposit accounts have only relatively minor movements in a declining interest rate environment since they are primarily short-term in nature, resulting in the value of deposits decreasing more quickly than the value of assets increase.

The NPV models used by the OTS and the FDIC has certain shortcomings. Based on the models, certain assumptions are made that may or may not actually reflect how actual yields, and costs will react to market interest rates. For example, the NPV models assume that the makeup of the Banks' interest rate sensitive assets, and liabilities will remain constant over the period being measured. Thus, although using such models can be instructive in providing an indication of the Banks exposure to interest rate risk, the Banks cannot precisely forecast the effects of a change in market interest rates. Additionally, the results indicated by the models are likely to differ from actual results.

First Financial and Citizens measure their interest rate risks, using the Office of Thrift Supervision and Federal Deposit Insurance ("FDIC"), respectively, NPV method. The OTS and FDIC define the sensitivity measure as the change in the NPV ratio with a 200 basis point shock. At September 30, 2001, if interest rates increased by 200 basis points, First Financial's NPV ratio would be 13.67% based on a 143 basis point decrease in its NPV. Additionally, if interest rates decline by 200 basis points, First Financial's NPV ratio would be 15.48% based on a 74 basis point increase in its NPV.

Citizens began operations on July 17, 2001, and the FDIC estimate of the net portfolio value using the NPV method is not available. The interest-earning assets and interest-bearing liabilities of Citizens at September 30, 2001 amounted to $11.5 million and $7.4 million, respectively. Management's principal strategy in managing the interest rate risk is to match maturities of interest sensitive assets and liabilities, which is accomplished by maintaining an investment and loan portfolio with short to intermediate-term maturities, and using a tiered pricing program for its certificates of deposits. Citizens' loan portfolio at September 30, 2001 did not have any loan maturities greater than five years.

COMPARISON OF FINANCIAL CONDITION AT SEPTEMBER 30, 2001 and 2000

The Company's consolidated assets increased $19.1 million, or 16.3%, to $136.5 million at September 30, 2001 compared to $117.4 million at September 30, 2000. The increase in assets is primarily due to Citizens. At September 30, 2001, the assets of Citizens totaled $11.9 million, which consisted of $7.5 million in securities available-for-sale and loans receivable of $2.9 million. Additionally, cash and cash equivalents (which consisted of cash and due from banks, federal funds sold, and interest-bearing deposits) increased $7.9 million from September 30, 2000. Such an increase in cash and cash equivalents was primarily the result of the lack of loan demand and the decline in investment yields.

Securities available-for-sale increased $8.3 million due to the purchase of a short-term U.S. Government Treasury Bill totaling $7.5 million, plus an increase in the fair value of such securities totaling $800,000. Securities held-to-maturity decreased $1.9 million due to the call of debt securities backed by U.S. Government Agencies offset in part by the purchase of debt securities backed by U.S. Government Agencies.

Loans receivable increased $4.2 million or 4.2% to $105.1 million at September 30, 2001 from $100.9 million at September 30, 2000. The growth in the loan portfolio was primarily due to the increase in loans of $2.9 million from the growth of Citizens' loan portfolio. The increase in loans includes $1.6 million in loans secured by commercial properties and a $1.3 million increase in consumer commercial loans.

Liabilities of the Company increased $20.2 million, or 22.0%, to $112.4 million at September 30, 2001 compared to $92.2 million at September 30, 2000. The increase in liabilities was primarily due to the increase in deposits of $16.5 million, reflecting management's success in attracting depositors. The deposit growth includes $7.5 million related to the Citizens' acquisition. Additionally, FHLB advances increased $3.5 million to $7 million at September 30, 2001 from $3.5 million at September 30, 2000.

Stockholder's equity was $22.3 million at September 30, 2001 and decreased approximately $2.9 million from the balance at September 30, 2000. The decrease was due primarily to the repurchase of common stock totaling $3.6 million plus the declaration of dividends totaling $743,000 offset by net income of $685,000, an increase of $557,000 in accumulated other comprehensive income, plus an increase of $129,000 due to ESOP shares released from collateral in 2001.


Average Balances, Interest, and Average Yields

Net interest income is affected by (i) the difference ("interest rate spread") between rates of interest earned on interest-earning assets and rates of interest paid on interest-bearing liabilities and (ii) the relative amounts of interest-earning assets and interest-bearing liabilities. When interest-earning assets approximate or exceed interest-bearing liabilities, any positive interest rate spread will generate net interest income. Banks have traditionally used interest rate spreads as a measure of net interest income. Certificates of deposit constitute approximately 82.3% of the total deposits of the Banks and generally pay higher rates of interest than core deposits. The emphasis on certificates of deposits may result in a higher average cost of deposits which may adversely affect the interest rate spread. Another indication of an institution's net interest income is its "net yield on interest-earning assets" which is net interest income divided by average interest-earning assets. The following table sets forth certain information relating to the average interest-earning assets and interest-bearing liabilities of the Banks and reflects the average yield on assets and average cost of liabilities for the periods indicated. Such yields and costs are derived by dividing income or expense by the average monthly balance of assets or liabilities, respectively, for the periods presented. During the periods indicated, nonaccruing loans are included in the net loan category. Average balances are derived from month-end average balances. Management does not believe that the use of month-end average balances instead of average daily balances has caused any material difference in the information presented.

                                                                      Year Ended September 30,
                                                -------------------------------------------------------------------
                                                            2001                                 2000
                                                -------------------------------     -------------------------------
                                                Average                Average      Average                Average
                                                Balance   Interest   Yield/Cost     Balance    Interest  Yield/Cost
                                                -------   --------   ----------     -------    --------  ----------
                                                                       (Dollars in Thousands)
Interest-earning assets:
    Loans receivable                           $102,989     $8,068      7.83%      $ 95,726      $7,340     7.67%
    Investment securities (1)                    17,600        676      3.84         14,253         711     5.00
                                               --------     ------                 --------      ------
      Total interest-earning assets             120,589      8,744      7.25        109,979       8,051     7.32
                                                            ------                               ------
Non-interest earning assets                       2,723                               2,973
                                               --------                            --------
    Total assets                               $123,312                            $112,952
                                               ========                            ========

Interest-bearing liabilities:
    Deposits                                     91,671      4,848      5.29         84,345       4,111     4.87
    Borrowings                                    6,167        339      5.50          1,042          39     3.74
                                               --------     ------                 --------      ------
    Total interest-bearing liabilities           97,838      5,187      5.30         85,387       4,150     4.86
                                                            ------                               ------
Non-interest bearing liabilities:                 2,618                               1,997
                                               --------                            --------
    Total liabilities                           100,456
                                                                                     87,384
Minority interests                                  464
Stockholders' equity                             22,392                              25,568
                                               --------                            --------
    Total liabilities & stockholders' equity   $123,312                            $112,952
                                               ========                            ========
Net interest income                                         $3,557                               $3,901
                                                            ======                               ======
Interest rate spread (2)                                                1.95%                               2.46%
                                                                      ======                              ======
Net yield on interest-earning assets (3)                                2.95%                               3.55%
                                                                      ======                              ======
Ratio of average interest-earning assets
    to average interest-bearing liabilities                           123.25%                             128.80%
                                                                      ======                              ======

----------------
(1)  Includes interest-bearing overnight deposits and term deposits with FHLB.
(2) Interest-rate spread represents the differnce between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(3) Net yield on interest-bearing assets represents net interest income as a percentage of average interest-earning assets.

Rate/Volume Analysis

The following table below sets forth certain information regarding changes in interest income and interest expense of the Banks for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (changes in average volume multiplied by old rate); (ii) changes in rates (changes in rate multiplied by old average volume); (iii) changes in rate-volume (changes in rate multiplied by the change in average volume). Average balances are derived from month-end balances. Management does not believe that the use of month-end balances instead of average daily balances has caused any material difference in the information presented.

                                        Year Ended September 30,
                                             2001 vs 2000
                                 -------------------------------------
                                           Increase (Decrease)
                                                Due to
                                 -------------------------------------
                                                      Rate/
                                 Volume      Rate     Volume       Net
                                 ------      ----     ------       ---
                                            (In Thousands)
Interest-earning assets:
   Loans receivable             $   557   $   154    $    17    $   728
   Investment securities(1)         167      (164)       (38)       (35)
                                -------   -------    -------    -------
     Total                      $   724   $   (10)   $   (21)   $   693
                                =======   =======    =======    =======

Interest expense:
   Deposits                     $   356   $   351    $    30    $   737
   Borrowings                       192        18         90        300
                                -------   -------    -------    -------
     Total                      $   548   $   369    $   120    $ 1,037
                                =======   =======    =======    =======
Net change in interest income   $   176   $  (379)   $  (141)   $  (344)
                                =======   =======    =======    =======

-------------
(1) Includes interest-earning overnight deposits and term deposits with FHLB of Cincinnati.

COMPARISON OF THE RESULTS OF OPERATIONS FOR THE YEARS
ENDED SEPTEMBER 30, 2001 and 2000

Net Income. Net income decreased by $462,000, or 40.3% to $685,000 for the year ended September 30, 2001 as compared to $1.1 million for the year ended
September 30, 2000. The net decrease was due to a decrease in net interest income of $344,000, an increase in the provision for loan losses of $24,000, and an increase of $418,000 in non-interest expense, offset by an increase in non-interest income of $65,000, a decrease in income tax expense of $196,000, and an allocation of $63,000 of the net operating loss of Citizens Financial Bank, Inc. to the minority interest.

Net Interest Income. Net interest income for the year ended September 30, 2001 was $3.5 million. The decrease in net interest income in fiscal 2001 compared to 2000 of $344,000 was due to an increase in interest expense of $1.0 million offset by an increase in interest income of $693,000. Interest income in 2001 was $8.7 million with an average yield of 7.25% compared to $8.0 million with an average yield of 7.32% in 2000. The average balance of interest-earning assets for 2001 was $120.6 million compared to $110.0 million in 2000. The average balance of interest bearing liabilities in 2001 was $97.8 million with an average cost of funds of 5.30% compared to average balances of interest bearing liabilities in 2000 of $85.4 million with an average cost of funds of 4.86%.

Interest Income. Interest income was $8.7 million, or 7.25% of average interest-earning assets, for the year ended September 30, 2001 as compared to $8.0 million, or 7.32% of average interest-earning assets, for the year ended September 30, 2000. Interest income increased $693,000 or 8.6% from 2001 to 2000. The increase was due primarily to an increase of $10.6 million in the average balance of interest earning assets in year 2001 compared to 2000.

Interest Expense. Interest expense was $5.2 million, or 5.30% of average interest-bearing liabilities, for the year ended September 30, 2001 as compared to $4.1 million, or 4.86% of average interest-bearing liabilities, for the corresponding period in 2000. The increase in interest expense of $1.0 million was the result of a 44 basis point increase in the average rate paid on the deposits, primarily certificates of deposits, in addition to, an increase of $12.4 million in the average balance of interest bearing deposits for the year ended September 30, 2001 compared to the same period in 2000.

Provision for Losses on Loans. The provision for loan losses is charged to operations to bring the total allowance for loan losses to a level that represents management's best estimates of the losses inherent in the portfolio, based on:

o   historical experience;
o   volume;
o   type of lending conducted by the Banks;
o   industry standards;
o   the level and  status of past due and  non-performing  loans;
o   the  general economic  conditions in the Banks' lending areas; and
o   other factors affecting the collectibility of the loans in the portfolio.

For the year ended September 30, 2001, the provision for loan losses increased $24,500 to $39,500 compared to $15,000 for the comparable 2000 period. The increase in the provision for loan losses was precipitated by a $1.6 million increase in loans secured by commercial properties and a $1.3 million increase in consumer commercial loans.

The allowance for loan losses is maintained at a level that represents management's best estimates of losses in the loan portfolio at the balance sheet date. However, there can be no assurance that the allowance for losses will be adequate to cover losses, which may be realized in the future and that additional provisions for losses will not be required.

Non-Interest Income. Non-interest income amounted to $178,000 and $113,000 for the years ended September 30, 2001 and 2000, respectively. The largest item in non-interest income is service fees on loan and deposit accounts, which amounted to $136,000 and $93,000 for 2001 and 2000, respectively.

Non-Interest Expense. Non-interest expense increased approximately $418,000, or 18.5%, to $2.7 million for the year ended September 30, 2001. The increase of $418,000 was primarily due to an increase of $268,000 in compensation and benefits, an increase of $47,000 in occupancy expenses, an increase of $78,000 in data processing expenses, an increase of $46,000 in other operating expenses offset by a decrease of $6,000 in federal and other insurance premiums, and a decrease of $15,000 in state franchise taxes. The increase of $268,000 in compensation and benefits is due to the additional expense from the operations of Citizens of $86,000, four additional employees hired for the new branch office in Lawrenceburg, Kentucky, which opened for operations in February of 2000, and normal salary increases. The increases in occupancy expenses, data processing expense, and in other operating expenses are primarily attributable to the increase in operating expense related to the acquisition of Citizens amounting to approximately $90,000 for these categories and additional expenses in 2001 due to the opening of a new branch office effective February 14, 2000.

Income Tax Expense. The provision for income tax expense amounted to approximately $395,000 and $591,000 for the years ended September 30, 2001 and 2000, respectively. The provision for income tax expense as a percentage of income before income tax expenses amounted to 38.8% for the year ended September 30, 2001 and 34% for the year ended September 30, 2000.

Liquidity

The liquidity of the Company depends primarily on the dividends paid to it by its bank subsidiaries. The payment of cash dividends by the Banks on their common stock is limited by regulations of the OTS and the FDIC, which are tied to their level of compliance with their regulatory capital requirements.

The Banks' primary source of funds are deposits and proceeds from principal and interest payments of loans. Additional sources of liquidity are advances from the FHLB of Cincinnati and other borrowings, such as Federal Funds purchased. At September 30, 2001, First Financial had $7.0 million in advances from FHLB. First Financial utilizes FHLB of Cincinnati borrowings during periods when management believes that such borrowings provide a source of funds at a lower cost than deposit accounts, and when they desire liquidity in order to help expand the loan portfolio.

The Company's operating activities produced positive cash flows for the fiscal years ended September 30, 2001 and 2000. Net cash from operating activities for 2001 totaled $679,000, as compared to $1.1 million for 2000. The decline in operating cash flows in year 2001 results from the 40.2% decline in net income during this period.

Net cash used by investing activities for 2001 totaled $10.3 million, as compared to $12.0 million for 2000.

Net cash from financing activities for the year ended September 30, 2001 totaled $17.5 million, as compared to $5.6 million for 2000. The increase of $11.9 million in cash from financing activities for 2001 was a result of a $12.0 million increase in deposits, and additional borrowings of $3.5 million, offset by stock repurchases of $3.6 million.

The Banks' most liquid assets are cash and cash-equivalents, which include investments in highly liquid, short-term investments. At September 30, 2001 and 2000, cash and cash equivalents totaled $10.8 million and $3.0 million, respectively.

At September 30, 2001, the Banks had $59.6 million in certificates of deposits due within one year and $21.1 million due between one and three years. Management believes, based on past experience, that the Banks will retain much of the deposits or replace them with new deposits or borrowings. At September 30, 2001, the Banks had $715,000 million in outstanding commitments to originate mortgages. The Banks intend to fund these commitments with short-term investments and proceeds from loan repayments.


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

New Accounting Pronouncements

In June of 2001 the Financial Accounting Standards Board (FASB) issued Statement No. 141, "Business Combinations" and Statement No. 142, "Goodwill and Other Intangible Assets." Statement No. 141 pertains to business combinations initiated after June 30, 2001 and requires all business combinations after this date to be accounted for using the purchase method of accounting. Statement No. 142 pertains to the accounting for goodwill and other intangible assets and is effective for the Company beginning July 1, 2001. Under Statement No. 142, goodwill recorded in Business Combinations after July 1, 2001 must be evaluated for impairment at least on an annual basis. If it is determined that the goodwill has been impaired, then the carrying value of goodwill must be reduced for the impairment. The Company does not anticipate the effect of implementing these statements to be material to its financial position or results of operations.

                     MILLER, MAYER, SULLIVAN & STEVENS LLP
                          CERTIFIED PUBLIC ACCOUNTANTS
                    "INNOVATORS OF SOLUTION TECHNOLOGY"(sm)


                          INDEPENDENT AUDITORS' REPORT

Board of Directors
Harrodsburg First Financial Bancorp, Inc.
Harrodsburg, Kentucky


We have audited the accompanying consolidated balance sheets of Harrodsburg First Financial Bancorp, Inc. and Subsidiaries as of September 30, 2001 and 2000 and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the management of Harrodsburg First Financial Bancorp, Inc. (Company). Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Harrodsburg First Financial Bancorp, Inc. and Subsidiaries as of September 30, 2001 and 2000, and the results of their operations and their cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.


/s/ Miller, Mayer, Sullivan, & Stevens, LLP
Lexington, Kentucky
November 16, 2001



                                                                  (859) 223-3095
2365 HARRODSBURG ROAD      LEXINGTON, KENTUCKY 40504-3399    FAX: (859) 223-2143

           HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                           September 30, 2001 and 2000

                        --------------------------------

ASSETS                                                                            2001             2000
                                                                            -------------    -------------

Cash and due from banks                                                     $   1,180,469    $     564,340
Federal funds sold                                                                964,000
Interest bearing deposits                                                       8,751,379        2,466,827
Securities available-for-sale at fair value                                    12,508,751        4,167,377
Securities held-to-maturity, fair value of $4,985,867 and
  $6,731,799 for 2001 and 2000, respectively                                    4,941,100        6,826,520
Loans receivable, net                                                         105,081,309      100,881,267
Accrued interest receivable                                                       730,500          656,057
Premises and equipment, net                                                     1,896,931        1,735,162
Other assets                                                                      486,922           95,092
                                                                            -------------    -------------
         Total assets                                                       $ 136,541,361    $ 117,392,642
                                                                            =============    =============

LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits                                                                    $ 102,961,466    $  86,473,131
Advances from Federal Home Loan Bank                                            7,000,000        3,500,000
Advance payments by borrowers for taxes and insurance                               1,215           87,979
Deferred Federal income tax                                                     1,904,364        1,488,806
Dividends payable                                                                 404,150          445,902
Other liabilities                                                                 115,969          155,973
                                                                            -------------    -------------
         Total liabilities                                                    112,387,164       92,151,791
                                                                            -------------    -------------

Minority interests                                                              1,848,807
                                                                            -------------    -------------

Stockholders' equity
  Common stock, $0.10 par value, 5,000,000 shares authorized;
     1,238,834 and 1,498,015 shares issued and outstanding at
     September 30, 2001 and 2000, respectively.                                   218,213          218,213
  Additional paid-in capital                                                   21,237,991       21,215,999
  Retained earnings, substantially restricted                                  10,978,953       11,038,055
  Accumulated other comprehensive income                                        3,257,257        2,700,651
  Treasury stock, 837,959 and 568,050 shares, at cost, for 2001               (12,333,701)      (8,771,467)
     and 2000, respectively
  Unallocated employee stock ownership plan (ESOP) shares                      (1,053,323)      (1,160,600)
                                                                            -------------    -------------
  Total stockholders' equity                                                   22,305,390       25,240,851
                                                                            -------------    -------------
  Total liabilities and stockholders' equity                                $ 136,541,361    $ 117,392,642
                                                                            =============    =============

               The accompanying notes are an integral part of the
                       consolidated financial statements.

           HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
                 For the Years Ended September 30, 2001 and 2000

                        --------------------------------

                                                                 2001           2000
                                                             -----------    -----------
Interest income:
  Interest on loans                                          $ 8,067,540    $ 7,339,869
  Interest and dividends on securities                           439,413        499,807
  Other interest income                                          237,171        211,530
                                                             -----------    -----------
       Total interest income                                   8,744,124      8,051,206
                                                             -----------    -----------
Interest expense:
  Interest on deposits                                         4,848,316      4,111,095
  Interest on other borrowings                                   338,688         38,613
                                                             -----------    -----------
       Total interest expense                                  5,187,004      4,149,708
                                                             -----------    -----------

Net interest income                                            3,557,120      3,901,498
Provision for loan losses                                         39,500         15,000
                                                             -----------    -----------
Net interest income after provision for loan losses            3,517,620      3,886,498
                                                             -----------    -----------
Non-interest income:
  Loan and other service fees, net                               133,076         93,373
  Other                                                           44,638         19,518
                                                             -----------    -----------
                                                                 177,714        112,891
                                                             -----------    -----------
Non-interest expense:
  Compensation and benefits                                    1,478,947      1,210,783
  Occupancy expenses, net                                        249,891        202,531
  Federal and other insurance premiums                            19,306         25,731
  Data processing expenses                                       254,906        177,088
  State franchise tax                                            115,694        130,920
  Other operating expenses                                       560,707        514,145
                                                             -----------    -----------
                                                               2,679,451      2,261,198
                                                             -----------    -----------
Income before income tax expense and minority interests        1,015,883      1,738,191
Income tax expense                                              (394,519)      (590,951)
Minority interests                                                63,176
                                                             -----------    -----------
Net income                                                   $   684,540    $ 1,147,240
                                                             ===========    ===========
Basic earnings per common share                              $       .52    $       .76
                                                             ===========    ===========
Diluted earnings per common share                            $       .52    $       .76
                                                             ===========    ===========
Weighted average common shares outstanding during the year     1,307,002      1,512,921
                                                             ===========    ===========
Weighted average common shares after dilutive
  effect outstanding during the year                           1,307,002      1,512,921
                                                             ===========    ===========

               The accompanying notes are an integral part of the
                       consolidated financial statements.

                      HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARIES
                           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                           For the Years Ended September 30, 2001 and 2000

                                  --------------------------------

                                                                        Accumulated
                                       Additional                          Other                       Unallocated      Total
                             Common     Paid-In         Retained       Comprehensive      Treasury       ESOP        Stockholders'
                             Stock      Capital         Earnings           Income          Stock        Shares          Equity
                           --------- -------------- --------------------------------- -------------- -----------------------------
Balance,
  September 30, 1999       $218,213    $21,194,168    $11,187,966         $2,595,842   $(7,698,625)   $(1,277,330)    $26,220,234
                                                                                                                      ------------
Comprehensive income:                                   1,147,240                                                       1,147,240
Net income
Other comprehensive
  income, net of tax
  unrealized gains
  on securities                                                              104,809                                      104,809
                                                                                                                      ------------
Total comprehensive
  income                                                                                                                1,252,049
Dividend declared                                      (1,297,151)                                                     (1,297,151)
ESOP shares earned
  in 2000                                   21,831                                                        116,730         138,561
Purchase of 86,800
  shares of common
  stock                                                                                 (1,072,842)                    (1,072,842)
                           --------    -----------    -----------         ----------  ------------    -----------     -----------
Balance,
  September 30, 2000        218,213     21,215,999     11,038,055          2,700,651    (8,771,467)    (1,160,600)     25,240,851
Comprehensive income:                                     684,540                                                         684,540
Net income
Other comprehensive
  income, net of tax
  unrealized gains
  on securities                                                              556,606                                      556,606
                                                                                                                      ------------
Total comprehensive
  income                                                                                                                1,241,146
Dividend declared                                        (743,642)                                                       (743,642)
ESOP shares earned
  in 2001                                   21,992                                                        107,277         129,269
Purchase of 269,909
  shares of common
  stock                                                                                 (3,562,234)                    (3,562,234)
                           --------    -----------    -----------         ----------  ------------    -----------     -----------
Balance,
  September 30, 2001       $218,213    $21,237,991    $10,978,953         $3,257,257  $(12,333,701)   $(1,053,323)    $22,305,390
                           ========    ===========    ===========         ==========  ============    ===========     ===========

               The accompanying notes are an integral part of the
                       consolidated financial statements.

           HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                 For the Years Ended September 30, 2001 and 2000

                        --------------------------------

                                                                 2001            2000
                                                            ------------    ------------
Operating activities

Net income                                                $    684,540    $  1,147,240
Adjustments to reconcile net income to net cash
provided by operating activities:
  Provision for loan losses                                     39,500          15,000
  Provision for depreciation                                   126,675         101,988
  ESOP benefit expense                                         129,271         138,561
  Amortization of loan fees                                    (99,355)        (74,267)
  Amortization of investment premium (discount)                   (128)           (128)
  Loss on sale of fixed asset                                      896
  FHLB stock dividend                                         (118,000)       (109,400)
  Minority interest                                            (63,176)
  Change in:
    Interest receivable                                        (74,443)        (37,204)
    Interest payable                                            33,919           2,952
    Accrued liabilities                                         45,380         (94,171)
    Prepaid expense                                            (35,766)         (5,253)
    Income taxes payable                                         9,519          53,992
                                                          ------------    ------------

       Net cash provided by operating activities               678,832       1,139,310
                                                          ------------    ------------

Investing activities

Net increase in loans                                       (4,140,187)    (11,760,389)
Purchase of securities, available-for-sale                  (7,498,031)
Purchase of securities held-to-maturity                     (3,500,000)     (1,000,000)
Calls of securities held-to-maturity                         5,500,000       1,500,000
Principle repayments - mortgage back securities                  3,548          14,753
Purchase of CD                                                (100,000)
Purchase of goodwill                                          (356,065)
Purchase of fixed assets                                      (289,340)       (781,955)
                                                          ------------    ------------

       Net cash provided (used) by investing activities    (10,380,075)    (12,027,591)
                                                          ------------    ------------

                                   (Continued)

               The accompanying notes are an integral part of the
                       consolidated financial statements.

           HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF CASH FLOWS, Continued
                 For the Years Ended September 30, 2001 and 2000

                        --------------------------------

                                                                 2001            2000
                                                            ------------    ------------
Financing activities

Minority interests                                             1,911,983
Net increase (decrease) in demand deposits,
  NOW accounts and savings accounts                            8,040,121      (1,355,666)
Net increase in certificates of deposit                        8,448,214       5,810,478
Net increase (decrease) in custodial accounts                    (86,764)          7,114
Purchase of treasury stock                                    (3,562,234)     (1,072,842)
Proceeds from FHLB borrowings                                 24,500,000       3,500,000
Payments of FHLB borrowings                                  (21,000,000)
Payments of dividends                                           (785,396)     (1,319,949)
                                                            ------------    ------------
         Net cash provided (used) by financing activities     17,465,924       5,569,135
                                                            ------------    ------------
         Increase (decrease) in cash and cash equivalents      7,764,681      (5,319,146)
Cash and cash equivalents, beginning of year                   3,031,167       8,350,313
                                                            ------------    ------------
Cash and cash equivalents, end of year                      $ 10,795,848    $  3,031,167
                                                            ============    ============
Supplemental Disclosures
Cash payments for:
Interest on deposits                                        $  4,831,557    $  4,146,756
Income taxes                                                $    383,000    $    630,000

               The accompanying notes are an integral part of the
                       consolidated financial statements.

           HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.       Summary of Significant Accounting Policies

         Harrodsburg First Financial Bancorp, Inc. is a corporation organized under the laws of Delaware. The Company's articles of incorporation authorize the issuance of up to 500,000 shares of preferred stocks, which may be issued with certain rights and preferences. As of September 30, 2001, no preferred stock has been issued.

         On July 15, 2001, the Company converted from a unitary savings and loan holding company to a bank holding company. The activities of the Company are primarily limited to holding stock in two Banks, First Financial Bank (First Financial), a wholly owned subsidiary, and Citizens Financial Bank, Inc. (Citizens), in which the Company acquired a 56.27% interest on July 15, 2001.

         Citizens is a newly organized de novo Kentucky chartered commercial bank, located in Glasgow, Kentucky, and is subject to examination and regulation by the Federal Deposit Insurance Corporation and the Kentucky Department of Financial Institutions. First Financial is a federally chartered stock savings bank and a member of the Federal Home Loan Bank System. As a member of this system, First Financial is required to maintain an investment in capital stock of the Federal Home Loan Bank of Cincinnati (FHLB) in an amount equal to at least the greater of 1% of its outstanding loans and mortgage-backed securities, or 5% of outstanding FHLB advances. First Financial met this requirement at September 30, 2001 and 2000.

         First Financial and Citizens conduct a general banking business in central Kentucky and western Kentucky, respectively, which primarily consists of attracting deposits from the general public and applying those funds to the origination of loans for residential, consumer, and nonresidential purposes. The Banks' profitability is significantly dependent on net interest income, which is the difference between interest income generated from interest-earning assets (i.e. loans and investments) and the interest expense paid on interest-bearing liabilities (i.e. customer deposits and borrowed funds). Net interest income is affected by the relative amount of interest-earning assets and interest-bearing liabilities and the interest received or paid on these balances. The level of interest rates paid or received by the Banks can be significantly influenced by a number of environmental factors, such as governmental monetary policy, that are outside of management's control.

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

           HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           -------------------------

         The following is a summary of the Company's significant accounting policies which have been consistently applied in the preparation of the accompanying consolidated financial statements.

         Principles of Consolidation. The consolidated financial statements include the accounts of the Company, First Financial, Citizens, and First Financial's wholly owned subsidiary, Harrodsburg Savings & Loan Service Corporation. All significant intercompany accounts and transactions have been eliminated.

         Loan Origination Fees. Loan origination fees are accounted for in accordance with SFAS No. 91 "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Cost of Leases." Pursuant to the provisions of SFAS No. 91, origination fees received from loans, net of direct origination costs, are deferred and amortized to interest income using the level-yield method, giving effect to actual loan prepayments. Additionally, SFAS No. 91 generally limits the definition of loan origination costs to the direct costs attributable to originating a loan, i.e., principally actual personnel costs. Fees received for loan commitments that are expected to be drawn upon, based on the experience of the Banks with similar commitments, are deferred and amortized over the life of the loan using the level-yield method. Fees for other loan commitments are deferred and amortized over the loan commitment period on a straight-line basis.

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

         Federal Home Loan Mortgage Corporation Stock. On December 6, 1984, the Federal Home Loan Mortgage Corporation created a new class of participating preferred stock. The preferred stock was distributed to the twelve district banks of the Federal Home Loan Banking System for subsequent distribution to their member institutions. First Financial received 1,606 shares of the stock and recorded it at its fair value of $40 per share as of December 31, 1984. The fair value of the stock recognized as of December 1984 became its cost. The stock has been subsequently classified as available-for-sale and carried at fair value.

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

                                   (Continued)

           HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           -------------------------

         After   foreclosure,   valuations   are   periodically   performed   by
         management, and the real estate is carried at the lower of carrying amount or fair value less estimated selling expenses.

         Loans Receivable. Loans receivable are stated at the principal amount outstanding less the allowance for loan losses and net deferred loan fees. First Financial and Citizens have adequate liquidity and capital, and it is generally management's intention to hold such assets to maturity.

         The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the past loan loss experience of the Banks, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to pay, estimated value of any underlying collateral, and current economic conditions. While management uses the best information available, future adjustments may be necessary if conditions differ substantially from assumptions used in management's evaluation. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses and may require additions to the allowances based on their judgment about information available to them at the time of their examination.

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

         Impairment of loans are accounted for in accordance with SFAS No. 114, Accounting by Creditors for Impairment of a Loan, as amended by SFAS No. 118 as to certain income recognition and disclosure provisions. These accounting standards require that impaired loans be measured based upon the present value of expected future cash flows discounted at the loan's effective interest rate, or as an alternative, at the loan's observable market price or fair value of the collateral. A loan is defined under SFAS No. 114 as impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. In applying the provisions of SFAS No. 114, investment in one-to-four family residential loans and consumer installment loans are considered to be homogenous and therefore excluded from separate identification for evaluation of impairment. With respect to investment in impaired multi-family and nonresidential loans, such loans are collateral dependent, and as a result, are carried as a practical expedient at the lower of cost or fair value. Collateral dependent loans when put in non-accrual status are considered to constitute more than a minimum delay in repayment and are evaluated for impairment under SFAS No. 114 at that time.

         Deposits. First Financial's deposits are insured by the Savings Association Insurance Fund ("SAIF"), which is administered by the Federal Deposit Insurance Corporation ("FDIC"). Citizens deposits are insured by the FDIC.

         Income Taxes. The Company accounts for federal income taxes in accordance with the provisions of SFAS No. 109, "Accounting for Income Taxes." SFAS No. 109 established financial accounting

                                  (Continued)

           HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           -------------------------

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

          The Company files a consolidated federal income tax return with First Financial. Citizens files a separate federal income tax return. The current income tax expense or benefit is allocated to each Corporation included in the consolidated tax return based on their tax expense or benefit computed on a separate return basis.

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

          Cash and Cash Equivalents. For purposes of reporting consolidated cash flows, the Company considers cash, balances with banks, and interest bearing deposits in other financial institutions with original maturities of three months or less to be cash equivalents.

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

                                  (Continued)

           HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           -------------------------

2.       Business Acquisition

         On July 15, 2001, the Company acquired 56.27% of the voting shares of Citizens Financial Bank, Inc. in Glasgow, Kentucky for a cash price of $2,816,300. Citizens is a newly organized de novo bank, which began operations on July 17, 2001. The acquisition of the controlling interest in Citizens was accounted for under the purchase method of accounting. The excess of the purchase price over the fair value of the underlying net assets acquired of $356,604 was allocated to goodwill.

3.       Investment Securities

         The cost and estimated fair value of securities held as of September 30, 2001 and 2000 are summarized as follows:

                                                                            2001
                                                   --------------------------------------------------------
                                                                      Gross        Gross
                                                      Amortized     Unrealized    Unrealized
                                                        Cost          Gains        Losses      Fair Value
                                                      ----------    ----------  -----------     ----------
Securities, available-for-sale:
  Federal Home Loan Mortgage, capital                 $   75,482    $4,935,238  $              $ 5,010,720
    stock, 77,088 shares
  U.S. Government and Federal Agencies                 7,498,031                                 7,498,031
                                                      ----------    ----------  -----------     ----------
                                                      $7,573,513    $4,935,238  $              $12,508,751
                                                      ==========    ==========  ===========    ===========
Securities, held-to-maturity:
  Debt Securities:
    U.S. Government and Federal Agencies              $3,000,000    $   37,065  $              $ 3,037,065
    Municipal bonds                                      213,724         6,588                     220,312
                                                      ----------    ----------  -----------     ----------
                                                       3,213,724        43,653                   3,257,377
                                                      ----------    ----------  -----------     ----------
  Mortgage-backed Securities                              21,576         1,114                      22,690
                                                      ----------    ----------  -----------     ----------
  Federal Home Loan
    Bank of Cincinnati,
      capital stock - 17,058 shares                    1,705,800                                 1,705,800
                                                      ----------    ----------  -----------     ----------
                                                      $4,941,100    $   44,767  $               $4,985,867
                                                      ==========    ==========  ===========     ==========

                                                                            2000
                                                   --------------------------------------------------------
                                                                      Gross        Gross
                                                      Amortized     Unrealized    Unrealized
                                                        Cost          Gains        Losses      Fair Value
                                                      ----------    ----------  --------------------------
Securities, available-for-sale:
  Federal Home Loan Mortgage, capital
    stock, 77,088 shares                              $   75,482    $4,091,895  $               $4,167,377
                                                      ==========    ==========  ===========     ==========
Securities, held-to-maturity:
  Debt Securities:
    U.S. Government and Federal Agencies              $5,000,000    $           $    90,240     $4,909,760
    Municipal bonds                                      213,595                      4,899        208,696
                                                      ----------    ----------  -----------     ----------
                                                       5,213,595                     95,139      5,118,456
                                                      ----------    ----------  -----------     ----------
  Mortgage-backed Securities                              25,125           418                      25,543
                                                      ----------    ----------  -----------     ----------
  Federal Home Loan
    Bank of Cincinnati,
      capital stock - 15,878 shares                    1,587,800                                 1,587,800
                                                      ----------    ----------  -----------     ----------
                                                      $6,826,520    $      418  $    95,139     $6,731,799
                                                      ==========    ==========  ===========     ==========

                                  (Continued)

           HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           -------------------------

         The amortized cost and estimated fair value of debt securities at September 30, 2001, by contractual maturity, are as follows:

                                                                 Estimated
                                            Amortized              Fair
                                              Cost                Value
                                            ----------          -----------
Due after one year through five years       $1,104,909          $1,120,845
Due after five through ten years             2,108,815           2,136,332
                                            ----------          -----------
                                            $3,213,724          $3,257,377
                                            ==========          ==========

         In accordance with the requirements of SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities," the unrealized gain on securities available-for-sale of $4,935,238 net of deferred income taxes of $1,677,981 has been recorded as a separate component of stockholders' equity as of September 30, 2001.

         For the year ended September 30, 2001, $5,500,000 was received from the call of eleven debt securities backed by U.S. Government Agencies, which were classified as held-to-maturity. For the year ended September 30, 2000, $1,500,000 was received from the maturity of three debt securities backed by a U.S. Government Agency, which were classified as held-to-maturity.

         Accrued interest on investment securities at September 30, 2001 and 2000 totaled $38,341 and $70,115, respectively.


                                  (Continued)

           HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           -------------------------

4.       Loans Receivable

         Loans receivable, net at September 30, 2001 and 2000 consists of the following:


                                                              2001             2000
                                                        -------------    -------------
Loans secured by first lien mortgages on real estate:
  One-to-four residential property                      $  80,152,688    $  79,826,008
  Multi-family residential property                         2,540,563        2,941,035
  Commercial properties                                     8,783,410        7,296,226
  Construction                                              7,286,230        6,318,800
  Agricultural                                              3,864,562        4,244,881
Consumer loans:
  Home equity                                               1,879,047        1,775,453
  Home improvement and personal                             1,760,723        1,220,487
  Auto loans                                                  155,445          100,107
  Commercial                                                1,696,775          337,215
  Loans secured by savings deposits                           497,591          550,870
                                                        -------------    -------------
                                                          108,617,034      104,611,082
Loans in process                                           (2,686,523)      (2,947,154)
Provisions for loan losses                                   (411,000)        (371,500)
Deferred loan origination fees                               (438,202)        (411,161)
                                                        -------------    -------------
       Loans receivable, net                            $ 105,081,309    $ 100,881,267
                                                        =============    =============

       First Financial has concentrated its lending activity within a 45 mile radius of Harrodsburg, Kentucky. Therefore, a substantial portion of its debtors' ability to honor their contracts is dependent on the economy of this area.

       First Financial and Citizens provide an allowance to the extent considered necessary to provide for losses that may be incurred upon the ultimate realization of loans. The changes in the allowance for loan losses is analyzed as follows:

                                            Year Ended September 30,
                                         -----------------------------
                                            2001                2000
                                         ---------           ---------
Balance at beginning or period           $ 371,500           $ 370,000
Additions charged to operations             39,500              15,000
Charge-offs                                                    (13,500)
Recoveries
                                         ---------           ---------
Balance at end of period                 $ 411,000           $ 371,500
                                         =========           =========

                                  (Continued)

           HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           -------------------------


         The following is a summary of non-performing loans (in thousands) at September 30, 2001 and 2000, respectively:

                                                   September 30,
                                              ----------------------
                                               2001             2000
                                               ----             ----
Non-accrual loans                              $                $
Loans past due 90 days or more                  222              517
                                               ----             ----
Total non-performing loan balances             $222             $517
                                               ====             ====

      At September 30, 2001 and 2000, the Company had identified no impaired loans as defined by SFAS No. 114. There were no loans in non-accrual status, and as such, all interest income earned for the years ended September 30, 2001 and 2000 on the loans outstanding has been included in income.

      Accrued interest on loans at September 30, 2001 and 2000 totaled $692,159 and $585,942, respectively.

      Loans to executive officers and directors, including loans to affiliated companies of which executive officers and directors are principal owners, and loans to members of the immediate family of such persons at September 30, 2001 and 2000 are summarized as follows:
                                                 September 30,
                                         ------------------------------
                                            2001                 2000
                                         ---------            ---------
Balance at beginning of period           $ 462,040            $ 166,707
  Additions during year                     34,301              333,116
  Repayments                              (175,282)             (37,783)
                                         ---------            ---------
Balance at end of period                 $ 321,059            $ 462,040
                                         =========            =========

5.    Premises and Equipment

      Office premises and equipment included the following:

                        Description       Useful Life     2001       2000
---------------------------------------  --------------  ----------- -----------
Land, buildings and improvements          30-45 years    $1,607,527  $1,602,754
Furniture, fixtures and equipment          5-10 years     1,266,228   1,021,929
                                                         ----------- -----------
                                                          2,873,755   2,624,683
         Less accumulated depreciation                     (976,824)   (889,521)
                                                         ----------  ----------
                                                         $1,896,931  $1,735,162
                                                         ==========  ==========

      Depreciation expense for the years ended September 30, 2001 and 2000 amounted to $126,675 and $101,988, respectively.


                                  (Continued)

           HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           -------------------------


6.    Deposits

     Deposit account balances as of the dates indicated are summarized as follows:

                                                                                     September 30,
                                                                            ---------------------------
                                                                                2001           2000
                                                                            ------------   ------------
Demand deposit accounts, non-interest bearing                               $  3,276,514   $    490,399
Passbook accounts with a weighted average rate of 2.79% and 2.79% at           6,776,358      6,753,354
September 30, 2001 and 2000, respectively
NOW and MMDA deposits with a weighted average rate of 2.52%  and 2.63% at
September 30, 2001 and 2000, respectively                                      8,139,392      8,885,193
                                                                            ------------   ------------
                                                                              18,192,264     16,128,946
Certificate of deposits with a weighted average interest rate of 5.61%
and 5.92% at September 30, 2001 and 2000, respectively                        84,769,202     70,344,185
                                                                            ------------   ------------
Total Deposits                                                              $102,961,466   $ 86,473,131
                                                                            ============   ============
Jumbo certificates of deposit (minimum denomination of $100,000)            $ 16,549,734   $  9,796,720
                                                                            ============   ============

Certificates of deposit by maturity at September 30, 2001 and 2000 (in thousands) are as follows:

                                                                                     September 30,
                                                                          --------------------------------
                                                                             2001               2000
                                                                          --------------   ---------------
Within one year                                                           $      $59,623   $        47,487
Over 1 to 3 years                                                                 21,078            19,441
Maturing in years thereafter                                                       4,068             3,416
                                                                          --------------   ---------------
                                                                          $       84,769   $        70,344
                                                                          ==============   ===============

      Certificates of deposit by maturity and interest rate category at September 30, 2001 (in thousands) are as follows:

                                           Amount Due
                  --------------------------------------------------------------
                  Less Than
                  One Year     1-2 Years    2-3 Years    After 3 Years   Total
                  ----------   ----------  -----------  --------------  --------

     2.01--4.00%  $   4,921    $      72   $            $               $  4,993
     4.01--6.00%     33,759       11,493        1,217           1,514     47,983
     6.01--8.00%     20,943        6,747        1,549           2,554     31,793
                  ----------   ----------  -----------  --------------  --------
                  $  59,623    $  18,312       $2,766   $      $4,068   $ 84,769
                  ==========   ==========  ===========  ==============  ========

                                  (Continued)

           HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           -------------------------

      Interest expense on deposits for the periods indicated is summarized as follows:
                                                     Years Ended September 30,
                                                    ----------------------------
                                                        2001              2000
                                                    ----------        ----------
Money market and NOW account                        $  247,728        $  246,525
Savings Accounts                                       181,584           198,158
Certificates                                         4,419,004         3,666,412
                                                    ----------        ----------
                                                    $4,848,316        $4,111,095
                                                    ==========        ==========

      First Financial maintains arrangements for clearing NOW and MMDA accounts with the Federal Home Loan Bank of Cincinnati, and is required to maintain adequate collected funds in its Demand Account to cover average daily clearings. First Financial was in compliance with this requirement at September 30, 2001 and 2000. In addition, at September 30, 2001, First Financial had pledged $1,975,000 of its overnight deposits held by the FHLB of Cincinnati to secure certain customer deposit balances.

7.    Advances from Federal Home Loan Bank

      The advances from the Federal Home Loan Bank consist of the following:

       Maturity            Interest        September 30,
         Date                Rate               2001
    ---------------   -----------------    -------------
       10/9/01              3.52%            $1,000,000
       10/24/01             3.52%             1,500,000
       11/6/01              3.52%             1,000,000
       11/13/01             3.52%             1,500,000
       11/15/01             3.52%             1,000,000
        3/7/11              5.20%             1,000,000
                                             ----------
                                             $7,000,000
                                             ==========


      A schedule of the principle payments due over the remaining term of the notes as of September 30, 2001 follows:

                     Year                      Amount
           ----------------------------   -------------
           2002                           $   6,000,000
           Due after five years               1,000,000
                                          -------------
                                          $   7,000,000
                                          =============

      These borrowings are collateralized by qualified real estate first mortgages and Federal Home Loan Bank stock held by First Financial, which had a book value of $10,455,800 at September 30, 2001.

                                  (Continued)

           HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           -------------------------


8.    Income Taxes

      The provision for income taxes for the periods indicated consist of the following:

                                                       Years ended September 30,
                                                       -------------------------
                                                         2001             2000
                                                       --------         --------
Federal income tax expense:
  Current expense                                      $265,699         $545,863
  Deferred expense (benefit)                            128,820           45,088
                                                       --------         --------
                                                       $394,519         $590,951
                                                       ========         ========

      Deferred income taxes result from temporary differences in the recognition of income and expenses for tax and financial statement purposes. The source of these temporary differences and the tax effect of each are as follows:
                                                       Years ended September 30,
                                                       -------------------------
                                                          2001           2000
                                                       ---------      ---------

Section 481 adjustment for bad debt recapture          $  97,233      $
Deferred loan fee income                                  (9,194)          (368)
Depreciation                                              21,247         18,823
FHLB stock                                                40,120         37,196
Allowance for loan losses                                (10,363)          (510)
Other, net (ESOP loan)                                   (10,223)       (10,053)
                                                       ---------      ---------
Net deferred tax expense (benefit)                     $ 128,820      $  45,088
                                                       =========      =========

      For the periods indicated, total income tax expense differed from the amounts computed by applying the U.S. Federal income tax rate of 34% to income before income taxes as follows:

                                                       Years ended September 30,
                                                       -------------------------
                                                          2001           2000
                                                       ---------      ---------

Expected income tax expense at federal tax rate        $ 366,880      $ 590,985
Valuation allowance                                       27,639
Other, net                                                                  (34)
                                                       ---------      ---------
         Total income tax expense                      $ 394,519      $ 590,951
                                                       =========      =========
Effective income tax rate                                   38.8%          34.0%
                                                       =========      =========


                                  (Continued)

           HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           -------------------------

      Deferred tax assets and liabilities as of September 30, 2001 and 2000 consisted of the following:


                                                                    2001       2000
                                                                  --------   --------
Deferred tax assets:
  Net operating loss carry over for Citizens Financial Bank       $ 27,639   $
  Deferred loan fee income                                         148,989    139,795
  ESOP loan                                                         81,853     71,631
  Allowance for loan losses                                        131,207    120,845
                                                                  --------   --------
        Total deferred tax assets                                  389,688    332,271
                                                                  --------   --------
Deferred tax liabilities:
  Section 481 adjustment for bad debt recapture                     97,233
  FHLB stock                                                       383,520    343,400
  Fixed asset basis over tax basis                                 107,679     86,433
                                                                  --------   --------
        Total deferred tax liabilities                             588,432    429,833
                                                                  --------   --------
Valuation allowance on net operating loss of Citizens
        Financial Bank                                              27,639        -0-
                                                                  --------   --------
Net deferred tax liability                                        $226,383   $ 97,562
                                                                  ========   ========

      In addition to the net deferred tax liability at September 30, 2001 of $226,383 outlined in the preceding table, the financial statements include a deferred tax liability of $1,677,981 that was charged against the unrealized gain on securities available-for-sale of $4,935,238. The net unrealized gain totals $3,257,257 and is recorded as a separate component of stockholders' equity.

      Effective for tax years ending December 31, 1996 or after, fiscal year September 30, 1997 for First Financial, all thrift institutions are taxed as other banking institutions. Institutions under $500 million in assets are allowed to use the reserve method of determining their bad debt deduction based on their actual experience, while larger institutions (over $500 million) must use the specific charge off method in determining their deduction. Tax bad debt reserves accumulated since September 30, 1988 must be included in taxable income of First Financial prorated over a six year period, beginning in the tax year effected by the change. This change did not have a material impact as a deferred tax liability was provided for these accumulated reserves. The accumulated tax bad debt reserves as of September 30, 1988, which amounts to approximately $2,134,000 is only subject to being taxed at a later date under certain circumstances, such as converting to a type of institution that is not considered a bank for tax purposes. These financial statements do not include any deferred tax liability related to the accumulated tax bad debt reserves as of September 30, 1988.


                                  (Continued)

           HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           -------------------------

9.    Stockholders' Equity and Regulatory Capital

      Regulatory Capital. First Financial's actual capital and its statutory required capital levels at September 30, 2001 and 2000 are as follows (in thousands):


                                                            September 30, 2001
                               --------------------------------------------------------------------------------
                                                                                             To be Well
                                                                                         Capitalized Under
                                                                 For Capital             Prompt Corrective
                                                              Adequacy Purposes          Action Provisions
                               ------------------------    ------------------------   -------------------------
                                       Actual                     Required                    Required
                               ------------------------    ------------------------   -------------------------
                                    Amount     %                Amount     %               Amount          %
                               ------------------------    ------------------------   -------------------------
Core capital                       $12,905   10.80%             $4,780    4.0%             $7,170         6.0%
Tangible capital                   $12,905   10.80%             $1,792    1.5%                N/A          N/A
Total Risk based capital           $13,312   19.35%             $5,504    8.0%             $6,881        10.0%
Leverage                           $12,905   10.80%                N/A     N/A             $5,975         5.0%

                                                             September 30, 2000
                               --------------------------------------------------------------------------------
                                                                                             To be Well
                                                                                         Capitalized Under
                                                                 For Capital             Prompt Corrective
                                                              Adequacy Purposes          Action Provisions
                               ------------------------    ------------------------   -------------------------
                                       Actual                     Required                    Required
                               ------------------------    ------------------------   -------------------------
                                    Amount      %               Amount     %               Amount          %
                               ------------------------    ------------------------   -------------------------
Core capital                       $19,824    17.5%             $4,532    4.0%             $6,798         6.0%
Tangible capital                   $19,824    17.5%             $1,700    1.5%                N/A          N/A
Total Risk based capital           $20,196    19.0%             $8,528    8.0%            $10,659        10.0%
Leverage                           $19,824    17.5%                N/A     N/A             $5,665         5.0%

      The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") required each federal banking agency to implement prompt corrective actions for institutions that it regulates. In response to this requirement, OTS adopted final rules based upon FDICIA's five capital tiers. The rules provide that a savings bank is "well capitalized" if its total risk-based capital ratio is 10% or greater, its Tier 1 risk-based capital ratio is 6% or greater, its leverage is 5% or greater and the institution is not subject to a capital directive. Under this regulation, First Financial was deemed to be "well capitalized" as of September 30, 2001 and 2000 based upon the most recent notifications from its regulators. There are no conditions or events since those notifications that management believes would change its classifications.


                                  (Continued)

           HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           -------------------------

      Citizens' actual and required capital amounts and ratios are as follows (dollars in thousands):

                                                             September 30, 2001
                               --------------------------------------------------------------------------------
                                                                                             To be Well
                                                                                         Capitalized Under
                                                                 For Capital             Prompt Corrective
                                                              Adequacy Purposes          Action Provisions
                               ------------------------    ------------------------  --------------------------
                                       Actual                     Required                   Required
                               ------------------------    ------------------------  --------------------------
                                 Amount       Ratio          Amount       Ratio         Amount       Ratio
                               ------------------------    ------------------------  --------------------------
Total risk-based capital
   (to risk-weighted assets)        $4,233   94.34%               $359    8.0%               $449        10.0%
Tier I capital (to
risk-weighted assets)               $4,228   94.23%               $179    4.0%               $269         6.0%
Tier I capital (to adjusted
total assets)                       $4,228   48.99%               $345    4.0%               $432         5.0%

     Citizens is subject to various regulatory capital requirements administered by its primary federal regulator, the Federal Deposit Insurance Corporation
     (FDIC). Failure to meet the minimum regulatory capital requirements can initiate certain mandatory, and possible additional discretionary actions by regulators, that if undertaken, could have a direct material affect on Citizens and the consolidated financial statements. Under the regulatory capital adequacy guidelines and the regulatory framework for prompt corrective action, Citizens must meet specific capital guidelines involving quantitative measures of Citizens' assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Citizens' capital amounts and classification under the prompt corrective action guidelines are also subject to qualitative judgements by the regulators about components, risk weightings, and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require Citizens to maintain minimum amounts and ratios of total risk-based capital and Tier I capital to risk-weighted assets (as defined in the regulations), and Tier I capital to adjusted total assets (as defined). Management believes, as of September 30, 2001, that Citizens meets all the capital adequacy requirements to which it is subject.

     Retained Earnings Restriction. Retained earnings at September 30, 2001 includes tax bad debt reserves of approximately $2,134,000 accumulated prior to September 30, 1988, for which no Federal income tax has been provided. These tax bad debt reserves are only taxable in certain circumstances, such as if First Financial converted to an institution that did not qualify as a bank for tax purposes (see Note 8).

     Liquidation Account. Upon conversion to a capital stock savings bank, eligible account holders who continued to maintain their deposit accounts were granted priority in the event of the future liquidation of First Financial through the establishment of a special "Liquidation Account" in an amount equal to the consolidated net worth of First Financial at March 31, 1995. The liquidation account was $10,236,488 at March 31, 1995 and is reduced in proportion to reductions in the balance of eligible


                                  (Continued)

           HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           -------------------------

     account holders as determined on each subsequent fiscal year end. The existence of the liquidation account will not restrict the use or application of net worth except with respect to the cash payment of dividends. The Bank may not declare or pay a cash dividend on or repurchase any of its common stock if the effect thereof would cause its regulatory capital to be reduced below the amount required for the liquidation account.

     Dividend Restrictions. The payment of cash dividends by First Financial and Citizens on their Common Stock is limited by regulations of the OTS and FDIC. Interest on savings accounts will be paid prior to payments of dividends on common stock. Additional limitation on dividends declared or paid, or repurchases of their stock are tied to both the Bank's and Citizens' level of compliance with its regulatory capital requirements.

10.  Retirement Benefits

     Retirement Benefits. First Financial maintains a dormant noncontributory defined benefit pension plan (Pension Trust). The multi-employer pension plan covers all full-time employees with one year of service who have attained the age of 21. There was no pension expense for the years ended September 30, 2001 and 2000.

     Effective April 1, 1993, the Board of Directors of First Financial adopted an employee pension benefit plan (referred to as a "401K Plan") as described under the Employees' Retirement Income Security Act of 1974. Under the Plan, First Financial is required to match 25% of employee contributions up to a maximum of 1.5% of eligible compensation. The Plan covers all full-time employees. First Financial contributed $12,950 and $9,792 to the Plan for the years ended September 30, 2001 and 2000, respectively.

     Employee Stock Ownership Plan. In connection with the stock conversion September 30, 1995, the Company established an internally leveraged Employee Stock Ownership Plan (the "ESOP") which covers substantially all full time employees. The ESOP borrowed $1,745,700 from the Company and purchased 174,570 shares of common stock of the Company at the date of conversion. The loan is to be repaid in annual installments over a 15 year period with interest, which is based on the published prime rate per the Wall Street Journal as determined annually on September 30 of each year.

     First Financial makes annual contributions to the ESOP Trust equal to the ESOP's debt service requirement less dividends, if any, received by the ESOP which are used for debt service. The ESOP shares are pledged as collateral on the debt. As the debt is repaid, shares are released from collateral and allocated to active participants based on a formula specified in the ESOP agreement.

     ESOP compensation was $129,271 for the year ended September 30, 2001. For fiscal year 2001, 10,728 shares were released from collateral. At September 30, 2001, there were 105,332 unallocated ESOP shares having a fair value of $1,253,450. ESOP compensation was $138,561 for the year ended September 30, 2000. For 2000, 11,673 shares were released from collateral. At September 30, 2000, there were 116,060 unallocated ESOP shares having a fair value of $1,399,683.


                                  (Continued)

           HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           -------------------------

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

     A summary of option transactions for the years indicated are as follows:

                                                                        Year ended September 30,
                                                        ------------------------------------------------------
                                                                    2001                    2000
                                                        ------------------------      ------------------------
                                                            Option       Number          Option       Number
                                                            Price       of Units         Price        of Units
                                                        -------------   --------      -------------   --------

        Balance outstanding at beginning of year        $13.00-$16.50    195,000         $16.50        190,000
        Granted                                                           10,000          13.00          5,000
        Released                                                         (20,000)
        --------                                                         -------                       -------

        Balance outstanding at end of year              $13.00-$16.50    185,000      $13.00-$16.50    195,000
                                                                         =======                       =======

        Shares exercisable                                               184,000                       157,000
                                                                         =======                       =======

        Shares available for grant                                        15,000                         5,000
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

        Companies are not required to adopt the fair value method of accounting for employee stock-based transactions, and may continue to account for such transactions under Accounting Principles Based (APB) Opinion No. 25 "Accounting for Stock Issued to Employees." Under this method the compensation cost is measured by the difference between the fair value of the Company's stock at the date of the award, and the exercise price to be paid by the employee. If a company chooses to report stock based compensation under APB 25, they must disclose the pro forma net income and earnings per share as if the Company had applied the new method of accounting. Accordingly, the following table shows the Company's net income and earnings per share on a pro forma basis as if

                                  (Continued)

           HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           -------------------------

  the
        compensation cost for the stock options awarded were accounted for in accordance with SFAS No. 123 for the year ended September 30, 2001 and 2000, respectively.

                                           Reported Per Consolidated
                                            Financial Statements           Pro Forma Amount
                                             2001         2000            2001         2000
                                           --------    ----------        --------   -----------

        Net income                         $684,580    $1,147,240        $560,565   $ 1,023,225
                                           ========    ==========        ========   ===========
        Earnings per common share          $    .52    $      .76        $    .43   $       .68
                                           ========    ==========        ========   ===========
        Earnings per common share
          assuming dilution                $    .52    $      .76        $    .43   $       .68
                                           ========    ==========        ========   ===========

        The fair value of each option  grant is  estimated  on the date of grant
        using  the  Black-Scholes   option-pricing   model  with  the  following
        weighted-average assumptions:

                                                               2001       2000
                                                               ----       ----

Dividend yield                                                  2.4%       2.4%
Expected volatility                                             .03%       .03%
Expected life                                                    10         10
Free interest rate                                              5.3%       5.3%

        Employee Recognition Plan. On January 21, 1997, the stockholders of the Company approved the establishment of the First Federal Savings Bank of Harrodsburg Restricted Stock Plan (RSP). The objective of the RSP is to enable First Financial to attract and retain personnel of experience and ability in key positions of responsibility. Those eligible to receive benefits under the RSP will be such employees as selected by members of a committee appointed by the Company's Board of Directors. The RSP is a non-qualified plan that is managed through a separate trust. First Financial can contribute sufficient funds to the RSP Trust for the purchase of up to 85,000 shares of common stock.

        Awards made to employees will vest 20% on each anniversary date of the award. Shares will be held by the trustee and are voted by the RSP trustee as directed by the participant for those shares earned or by the Committee for those shares held, but unearned or unawarded. Any assets of the trust are subject to the general creditors of the Company. All shares awarded vest immediately in the case of a participant's death, disability, or upon a change in control of the Company. The Company intends to expense RSP awards over the years during which the shares are payable, based on the fair market value of the common stock at the date of the grant to the employee. As of September 30, 2001, no awards had been made under the RSP.

11. Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk

        First Financial and Citizens are parties to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include mortgage commitments outstanding which amounted to approximately $715,450 plus unused lines of credit granted to customers totaling $5,313,000 at September 30, 2001. Of the mortgage loan commitments at September 30, 2001 approximately $223,200 were for fixed rate loans. At September

                                  (Continued)

           HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           -------------------------

        30, 2000 mortgage commitments   outstanding  amounted  to  approximately
        $1,051,450, and unused lines of credit amounted to $2,703,027.

        The exposure to credit loss in the event of nonperformance by the other party to the financial instrument for loan commitments and consumer lines of credit are represented by the contractual amount of those instruments. First Financial and Citizens use the same credit policies in making commitments and conditional obligations as they do for on-balance sheet instruments. Since many of the loan commitments may expire without being drawn upon, the total commitment amount does not necessarily represent future requirements. They evaluate each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained upon extension of credit is based on management's credit evaluation of the counter party. Collateral held varies, but primarily includes residential real estate.

12.     Disclosures about Fair Value of Financial Instruments

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

        Investment Securities. Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. No active market exists for the Federal Home Loan Bank capital stock. The carrying value is estimated to be fair value since if First Financial withdraws membership in the Federal Home Loan Bank, the stock must be redeemed for face value.

                                  (Continued)

           HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           -------------------------


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

        The estimated fair value of the Company's financial instruments at September 30, 2001 and 2000 are as follows:

                                              September 30, 2001             September 30, 2000
                                          ----------------------------   ----------------------------
                                            Carrying          Fair          Carrying         Fair
                                             Amount           Value          Amount         Value
                                           ------------     -----------   ------------     -----------
Assets
  Cash and cash equivalents                 $10,795,848     $10,795,848     $3,031,167     $3,031,167
  Securities available-for-sale              12,508,751      12,508,751      4,167,377      4,167,377
  Securities held-to-maturity                 4,941,100       4,985,867      6,826,520      6,731,799
  Loans receivable, net                     105,081,309     102,016,039    100,881,267     98,918,071
Liabilities
  Deposits                                  102,961,466     103,912,471     86,473,131     85,976,241
  FHLB advances                               7,000,000       7,000,000      3,500,000      3,500,000
Unrecognized Financial Instruments
  Loan commitments                                              715,450                     1,051,450
  Unused lines of credit                                      5,313,000                     2,703,027

13.    Stock Purchase

       In fiscal years 2001 and 2000, the Company repurchased 269,909 shares of common stock at a cost of $3,652,233 and 86,800 shares of common stock at a cost of $1,072,842, respectively.