Form 10KSB, Exhibit 13
period 2002-09-30
HARRODSBURG FIRST FINANCIAL BANCORP INC
filed 2002-12-23
CIK 946738

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

First Financial is subject to regulation by the Office of Thrift Supervision ("OTS") and Citizens is subject to examination and regulation by the Federal Deposit Insurance Corporation and the Kentucky Department of Financial Institutions. The primary activity of the Company is its investment in the stock of First Financial and Citizens and monitoring their operations. Accordingly, the information set forth in this report, including financial statements and related data, relates primarily to the operations of First Financial and Citizens.

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

Market for the Common Stock
Since October 4, 1995, the Common Stock of the Company has been listed for trading under the symbol "HFFB" on the National Association of Securities Dealers, Inc. Automated Quotation ("NASDAQ") National Market. As of December 6, 2002, there were 1,334,016 shares of the Common Stock issued and outstanding, held by approximately 500 stockholders of record, not including beneficial owners in nominee or street name.

Dividends

The Company maintains a policy whereby it will pay a semi-annual cash dividend payable as of the 15th day of each April and October or the first business day thereafter if such day is not a business day, to stockholders of record as of the last business day of the month following the end of such semi-annual period. The regular semi-annual dividend of $0.30 per share was payable on October 15, 2002 to stockholders of record on September 28, 2002. The Board of Directors of the Company periodically reviews its dividend policy. Any change in the Company's dividend policy, as determined by the Board of Directors, will depend on the Company's debt and equity structure, earnings, regulatory capital requirements, and other factors, including economic conditions, regulatory restrictions, and tax considerations. See Note 9 of Notes to Consolidated Financial Statements for restrictions on the payment of cash dividends. For further information on stock prices and dividends, see Stock Prices and Dividends (page 3).

                        SELECTED FINANCIAL AND OTHER DATA


Financial Condition Data

                                                            At September 30,
                                         ----------------------------------------------------
                                            2002       2001       2000       1999       1998
                                         --------   --------   --------   --------   --------
                                                       (Dollars in Thousands)
                                         ----------------------------------------------------
Total Amount of:
    Assets ...........................   $153,052   $136,541   $117,393   $110,416   $109,919
    Loans receivable, net ............    113,352    105,081    100,881     89,062     85,272
    Investments (1) ..................     21,328     17,450     10,994     11,240     14,966
    Cash and interest-bearing deposits     12,448     10,896      3,031      8,350      8,074
    Deposits .........................    121,920    102,961     86,473     82,018     78,996
    FHLB advances ....................      5,000      7,000      3,500
    Minority interests ...............      1,662      1,849
    Stockholders' equity .............     22,066     22,305     25,241     26,220     28,982
---------------------------------------------------------------------------------------------
Number of:
    Real estate loans outstanding ....      1,446      1,559      1,587      1,532      1,601
    Deposit accounts .................     10,909     10,535     10,026      9,574      9,590
    Full service offices .............          4          4          3          2          2


--------------------------
(1)  Includes FHLB stock, and term deposits with the FHLB.

Operating Data

                                              For the year ended September 30,
                                   ---------------------------------------------------
                                     2002       2001       2000       1999       1998
                                   -------    -------    -------    -------    -------
                                                   (Dollars in Thousands)
                                   ---------------------------------------------------
Interest income ................   $ 8,737    $ 8,744    $ 8,051    $ 7,745    $ 7,778
Interest expense ...............     4,741      5,187      4,150      3,813      3,897
                                   -------    -------    -------    -------    -------
    Net interest income ........     3,996      3,557      3,901      3,932      3,881
Provision for loan losses ......       241         39         15         35         96
                                   -------    -------    -------    -------    -------
    Net interest income after
     provision for loan losses .     3,755      3,517      3,886      3,897      3,785
Non-interest income ............       486        178        113        116        122
Non-interest expense ...........     3,306      2,679      2,261      1,728      1,679
                                   -------    -------    -------    -------    -------
Income before income tax expense
    and minority interests .....       935      1,016      1,738      2,285      2,228
Income tax expense .............      (494)      (394)      (591)      (777)      (799)
Minority interests .............       229         63
                                   -------    -------    -------    -------    -------
Net income .....................   $   670    $   685    $ 1,147    $ 1,508    $ 1,429
                                   =======    =======    =======    =======    =======

Basic earnings per share .......   $   .54    $   .52    $   .76    $   .94    $   .79
                                   =======    =======    =======    =======    =======

Diluted earnings per share .....   $   .54    $   .52    $   .76    $   .94    $   .79
                                   =======    =======    =======    =======    =======

Key Operating Ratios

                                                  At or for the year ended September 30,
                                            -------------------------------------------------
                                               2002      2001      2000      1999      1998
                                               ----      ----      ----      ----      ----
Performance Ratios:
Return on average assets (net income
  dividend by average total assets) ...         .46%      .56%     1.02%     1.36%     1.31%

Return on average equity (net income
  divided by average equity ...........        3.02      3.06      4.49      5.49      4.98

Average interest-earning assets to
  average interest-bearing liabilities       116.00    123.25    128.80    133.86    136.40

Net interest rate spread ..............        2.34      1.95      2.46      2.43      2.30

Net yield on average interest-earning
  assets ..............................        2.89      2.95      3.55      3.63      3.63

Dividend payout .......................      110.90    108.63    113.08     87.74    102.38

Capital Ratios:
Average equity to average assets
  (average equity divided by average
  total assets) .......................       15.32     18.16     22.64     24.80     26.31

Equity to assets at period end ........       14.42     16.34     21.50     23.75     26.37

Asset Quality Ratios:
Net interest income after provision for
  loan losses to total other expenses .      113.58    131.28    171.87    225.58    225.43

Non-performing loans to total loans ...         .33       .21       .51       .32       .57

Non-performing loans to total assets ..         .25       .16       .44       .25       .44


Stock Prices and Dividends

The following table sets forth the range of high and low sales prices for the common stock as reported by the Wall Street Journal as well as dividends declared in each quarter for 2002 and 2001. Such over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down, or commission and may not necessarily represent actual transactions.

Quarterly Stock Information

                         Fiscal 2002                            Fiscal 2001
             ----------------------------------   ------------------------------
              Stock Price Range                     Stock Price Range
             ----------------------               -----------------------
                                      Per Share                        Per Share
Quarter        Low         High        Dividend     Low       High     Dividend
--------------------------------------------------------------------------------
1st          $ 10.82     $ 12.11       $     -    $ 9.69   $ 12.88      $    -
2nd            11.00       12.03           .30     10.75     14.50         .30
3rd            11.00       13.52             -     11.00     13.00          --
4th            10.95       12.49           .30     10.00     13.00         .30
--------------------------------------------------------------------------------
                                       $   .60                          $  .60
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

Harrodsburg First Financial Bancorp, Inc. ("Company") is a bank holding company headquartered in Harrodsburg, Kentucky, which provides a full range of deposits and traditional mortgage loan products through its wholly owned subsidiary, First Financial Bank ("First Financial"), a federally chartered savings bank, and Citizens Financial Bank, Inc. ("Citizens"), a state chartered commercial bank, in which the Company has a 55.8% interest. All references to the Company generally refer to the consolidated entity including First Financial and Citizens, unless the context indicates otherwise. "Banks" refers to the combined operations of First Financial and Citizens, unless the context indicates otherwise.

Overview

On July 15, 2001, the Company converted from a unitary savings bank holding company to a bank holding company, and on the same date acquired a 56.27% interest in Citizens Financial Bank, Inc., which is a Kentucky chartered commercial bank. The Company paid a cash price of $2,816,300 for its controlling interest in Citizens. The acquisition was accounted for under the purchase method of accounting. As a result of the transaction, the Company recorded goodwill of $356,064 for the excess cost over the net assets acquired. The Company has determined that goodwill is not impaired as of September 30, 2002. The Company's investment in Citizens decreased to 55.8% in fiscal 2002 due to Citizens issuance of 2,100 shares of stock in lieu of cash for rental of Citizens banking office. Future rent is payable in cash.

For the fiscal year ended September 30, 2002, net income was $670,000 or $.54 cents per diluted share, as compared to $685,000 or $.52 cents per diluted share for fiscal 2001. During the year assets increased $16.5 million to $153 million. Net loans outstanding grew by 7.9% to $113.4 million and asset quality remains strong. Net income decreased by 2.19% during the year or $15,000. Citizens, as a startup venture has not yet achieved profitability. The Company's share of Citizens loss was $(289,000) compared to $(81,000) for the year ended September 30, 2001, an increased loss of $(208,000). First Financial Bank's net income increased by $206,000 for the year, primarily due to increases in cash surrender value of the Bank's investment in life insurance.

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

To reduce the effect of interest rate changes on net interest income the Banks have adopted various strategies to improve matching of interest-earning asset maturities to interest-bearing liability maturities. The principal elements of these strategies include:

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

The Banks also monitor interest rate sensitivity through the use of a model, which estimates the change in net portfolio value ("NPV") in the event of a range of assumed changes in market interest rates. Net portfolio value is defined as the current market value of assets, less the current market value of liabilities, plus or minus the current value of off-balance sheet items. The change in NPV measures the Banks' vulnerability to changes in interest rates by estimating the change in the market value of assets, liabilities, and off-balance sheet items as a result of an instantaneous change in the general level of interest rates.

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

First Financial measures its interest rate risks, using the Office of Thrift Supervision NPV method. The OTS defines the sensitivity measure as the change in the NPV ratio with a 200 basis point shock. At September 30, 2002, if interest rates increased by 200 basis points, First Financial's NPV ratio would be 14.62% based on a 136 basis point decrease in its NPV. Additionally, if interest rates decline by 100 basis points, First Financial's NPV ratio would be 16.13% based on a 16 basis point increase in its NPV. Due to the abnormally low prevailing rate environment, the OTS does not currently provide NPV estimates for 200 basis point declines in interest rates.

The FDIC does not require a specific measurement tool for interest rate risk but sets forth desirable interest rate risk management practices, including adequate risk measurement systems. Citizens measures its exposure to rate movements using a 200 up/down rate stock to determine 12 month impact on net interest margins for assets and liabilities repricing in one year. As of June 30, 2002, if rates increased 200 basis points, net interest margins would decline .01%. If rates decreased 200 basis points net interest margins would decline by .05%.

COMPARISON OF FINANCIAL CONDITION AT SEPTEMBER 30, 2002 and 2001

The Company's consolidated assets increased $16.5 million, or 12.1%, to $153 million at September 30, 2002. The increase in total assets is primarily due to Citizens, whose total assets increased $15.9 million or 134.75%. Consolidated interest bearing assets increased $13.8 million or 10.4%. Loans outstanding increased $8.5 million. Other significant changes to interest bearing assets include an increase in securities available-for-sale of $4.8 million and in time deposits in other banks of $4.7 million. These increases in interest bearing assets were offset primarily by a decrease in interest bearing demand accounts of $2.7 million, securities held-to-maturity of $1.0 million, and decreases in federal funds sold of $.6 million. Non-interest bearing assets increased by $2.7 million due primarily to the increase in cash surrender value of life insurance of $2.6 million.

Securities available-for-sale increased $4.8 million at September 30, 2002 to $17.3 million from $12.5 million at September 30, 2001. The decline in U.S. government securities of $2.6 million was offset by the purchase of mortgaged-backed securities of $8.0 million. Securities held-to-maturity decreased by $1 million. The decrease was attributable to maturities of securities during the year.

Loans receivable, net increased $8.3 million or 7.9% at September 30, 2002 to $113.4 million from $105.1 million at September 30, 2001. The increase in interest bearing loans was due to Citizens increase of $17.8 million, which was offset by a decrease of $9.5 by First Financial. First Financial loans decreased primarily due to decisions by management not to originate long-term fixed rate loans at market rates below a certain yield. Significant changes in the mix of loans includes an increase in commercial loans primarily secured by real estate of $5.4 million, an increase in loans secured by farmland of $3.4 million and an increase in commercial loans of $2.6 million. These increases were offset by declines in residential loans secured by real estate of $4.2 million and real estate construction and development loans of $1.9 million.

Total interest bearing liabilities increased $15.8 million or 14.4% at September 30, 2002 to $125.6 million from $109.8 million at September 30, 2001. The increase in total interest bearing liabilities was primarily due to Citizens increase in interest bearing and other deposits of $15.2 million with First Financial's interest bearing and other deposits also increasing by $2.6 million. These increases in interest bearing liabilities were offset by a decrease in Federal Home Loan Bank advances of $2.0 million. Demand deposits increased $4.3 million to $22.4 million while certificates of deposits increased $14.7 million to $99.5 million. These increases reflect management's success in attracting deposit customers. Non-interest bearing liabilities increased by $1.1 million primarily due to Citizens increase in non-interest bearing deposits of $1.1 million.

Stockholders' equity was $22.1 million at September 30, 2002 and decreased approximately $239,000 from the balance at September 30, 2001. Net income of $670,000 and an increase of $271,000 for ESOP shares released from collateral in 2002 were offset by the declaration of dividends of $742,000 and $390,000 of unrealized losses on securities available-for-sale, net of tax. During the year ended September 30, 2002, the Company repurchased $52,000 in common stock.

Average Balances, Interest, and Average Yields

Net interest income is affected by (i) the difference ("interest rate spread") between rates of interest earned on interest-earning assets and rates of interest paid on interest-bearing liabilities and (ii) the relative amounts of interest-earning assets and interest-bearing liabilities. When interest-earning assets approximate or exceed interest-bearing liabilities, any positive interest rate spread will generate net interest income. Banks have traditionally used interest rate spreads as a measure of net interest income. Certificates of deposit constitute approximately 81.6% of the total deposits of the Banks and generally pay higher rates of interest than core deposits. Certificates of deposits were 82.3% of total deposits at September 30, 2001. The emphasis on certificates of deposits may result in a higher average cost of deposits which may adversely affect the interest rate spread. Another indication of an institution's net interest income is its "net yield on interest-earning assets" which is net interest income divided by average interest-earning assets. The following table sets forth certain information relating to the average interest-earning assets and interest-bearing liabilities of the Banks and reflects the average yield on assets and average cost of liabilities for the periods indicated. Such yields and costs are derived by dividing income or expense by the average monthly balance of assets or liabilities, respectively, for the periods presented. During the periods indicated, nonaccruing loans are included in the net loan category. Average balances are derived from month-end average balances. Management does not believe that the use of month-end average balances instead of average daily balances has caused any material difference in the information presented.

                                                                          Year Ended September 30,
                                          -----------------------------------------------------------------------------------------
                                                             2002                                          2001
                                          -------------------------------------------    ------------------------------------------
                                             Average                        Average          Average                       Average
                                             Balance       Interest        Yield/Cost        Balance     Interest        Yield/Cost
                                          -----------    -----------      ------------    ----------    ----------      ------------
Interest-earning assets:
 Loans receivable                           $109,011        $ 8,099            7.43%       $102,989        $8,068            7.83%
 Investment securities and other 1            29,215            638            2.18%         17,600           676            3.84%
                                          -----------    -----------                     -----------    ----------
     Total interest-earning assets           138,226          8,737            6.32%        120,589         8,744            7.25%
                                                         -----------                     -----------    ----------
Non-interest earning assets                    6,571                                          2,723
                                          -----------                                    -----------
     Total assets                           $144,797                                       $123,312
                                          ===========                                    ===========
Interest-bearing liabilities:
 Deposits                                   $115,540        $ 4,632            4.01%       $ 91,671         4,848            5.29%
 Borrowings                                    3,625            109            3.01%          6,167           339            5.50%
                                          -----------    -----------                     -----------    ----------
     Total interest-bearing
       liabilities                           119,165          4,741            3.98%         97,838         5,187            5.30%
                                                         -----------                                    ----------
Non-interest bearing liabilities               1,691                                          2,618
                                          -----------                                    -----------
     Total liabilities                       120,856                                        100,456
Minority interests                             1,755                                            464
Stockholders' equity                          22,186                                         22,392
                                          -----------                                    -----------
     Total liabilities and stock-
       holders' equity                      $144,797                                       $123,312
                                          ===========                                    ===========
Non-interest income                                         $ 3,996                                        $3,557
                                                         ===========                                    ==========
Interest rate spread 2                                                         2.34%                                         1.95%
                                                                        =============                                 =============
Net yield on interest-earnings
 assets 3                                                                      2.89%                                         2.95%
                                                                        =============                                 =============
Ratio of average interest-earnings
 assets to average interest-bearing
 liabilities                                                                 116.00%                                       123.25%
                                                                        =============                                 =============

-------------------------------------
1    Includes interest-bearing overnight deposits with FHLB.
2 Interest-rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest bearing liabilities
3 Net yield on interest-earning assets represents net interest income as a percentage of average interest-earning assets.

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

                                              Year Ended September 30,
                                      --------------------------------------------
                                                    2002 vs. 2001
                                      --------------------------------------------
                                              Increase (Decrease) Due To
                                      --------------------------------------------
                                                                Rate/
                                          Volume      Rate      Volume       Net
                                         -------    -------    -------    -------

Interest income:
   Loans receivable .................... $   471    $  (416)   $   (24)   $    31
   Investment securities 1  and other...     447       (292)      (193)       (38)
                                         -------    -------    -------    -------
          Total ........................ $   918    $  (708)   $  (217)   $    (7)
                                         =======    =======    =======    =======

Interest expense:
   Deposits ............................ $ 1,263    $(1,173)   $  (306)   $  (216)
   Borrowings ..........................    (140)      (153)        63       (230)
                                         -------    -------    -------    -------
          Total ........................ $ 1,123    $(1,326)   $  (243)   $  (446)
                                         =======    =======    =======    =======

Net change in interest income .......... $  (205)   $   618    $    26    $   439
                                         =======    =======    =======    =======

-----------------------------------
1    Includes interest-earning overnight deposits with FHLB of Cincinnati.

COMPARISON OF THE RESULTS OF OPERATIONS FOR THE YEARS
ENDED SEPTEMBER 30, 2002 and 2001

Net Income. Net income decreased by $15,000 or 2.2% to $670,000 for the year ended September 30, 2002 as compared to $685,000 for the year ended September 30, 2001. Net interest income increased by $439,000, non-interest income increased by $309,000 and the minority ownerships share of Citizens loss increased by $166,000. These increases in income were offset by increases in non-interest expenses of $627,000, income tax expense of $99,000 and provisions for loan losses of $202,000 primarily due to growth in Citizens' loan portfolio.

Net Interest Income. Net interest income for the year ended September 30, 2002 was $4.0 million. The increase in net interest income in fiscal 2002 compared to 2001 of $439,000 was due to a decrease in interest expense of $446,000 offset by a decrease in interest income of $7,000. Interest income in 2002 was $8.7 million with an average yield of 6.32% compared to $8.7 million with an average yield o 7.25% in 2001. The average balance of interest bearing assets for 2002 was $138.2 million compared to $120.6 million for 2001. The average balance of interest bearing liabilities in 2002 was $119.2 million with an average cost of funds of 3.98% compared to average balances of interest bearing liabilities in 2001 of $97.8 million with an average cost of funds of 5.30%.

Interest Income. Interest income was $8.7 million, or 6.32% of average interest-earning assets, for the year ended September 30, 2002 compared to $8.7 million, or 7.25% over average interest earning assets, for the year ended September 30, 2001. Interest income decreased by $7,000 or .1% from 2001 to 2002. While average yields on interest-earning assets decreased .93% from 2001 to 2002, average interest-earning assets increased by $17.6 million from 2001 to 2002. These offsetting changes resulted in the net decrease in interest income of $7,000.

Interest Expense. Interest expense was $4.7 million, or 3.98% of average interest-bearing liabilities, for the year ended September 30, 2002 as compared to $5.2 million, or 5.30% of average interest-bearing liabilities, for fiscal 2001. While average interest-bearing liabilities increased by $21.3 million to $119.2 million in fiscal 2002, the average rate paid on deposits declined by 128 basis points in fiscal 2002 and the average rate paid on borrowings declined by 249 basis points in fiscal 2002. The effect of the declines in rates paid on deposits and borrowings was partially offset by increases in average balances of deposits and borrowings. The changes resulted in a decrease in interest expense in fiscal 2002 of $446,000 or 8.6% from fiscal 2001.

Provision for Losses on Loans. The provision for loan losses is charged to operations to bring the total allowance for loan losses to a level that represents management's best estimate of the losses inherent in the portfolio, based on:

o    historical experience;
o    volume;
o    type of lending conducted by the Banks;
o    industry standards;
o    the level and status of past due and non-performing loans;
o    the general economic conditions in the Banks' lending areas; and
o    other factors affecting the collectibility of the loans in the portfolio.

For the year ended September 30, 2002, the provision for loan losses increased $201,900 to $241,400 compared to $39,500 for fiscal 2001. The increase in the provision relates to Citizens growth in its loan portfolio. Citizens loan portfolio increased $18 million to $20.9 million in fiscal 2002. This increase was primarily comprised of increases in real estate secured loans with commercial real estate loans increasing $10.4 million and 1-4 family residential real estate loans increasing by $6.0 million. While Citizens does not have a loss history, the Bank provides reserves for other factors discussed above.

The allowance for loan losses is maintained at a level that represents management's best estimates of losses in the loan portfolio at the balance sheet date. However, there can be no assurance that the allowance for losses will be adequate to cover losses, which may be realized in the future and that additional provisions for losses will not be required.

Non-Interest Income. Non-interest income was $487,000 and $178,000 for the years ended September 30, 2002 and 2001, respectively. Other non-interest income increased by $179,000 to $223,000, primarily due to increases in the Company's bank owned life insurance cash surrender value of $147,000. The remainder of other non-interest income was due to Citizens growth and related increases in non-interest income of $44,000. Loan and other service fees increased by $130,000 to $263,000. Citizens loan portfolio growth and related fees thereon accounted for $100,000 of this increase.

Non-Interest Expense. Non-interest expense increased approximately $627,000 or 23.4% to $3.3 million for the year ended September 30, 2002. The increase was primarily due to an increase of $353,000 in compensation and benefits, and increase of $78,000 in occupancy expense, an increase of $54,000 in data processing, an increase of $100,000 in other non-interest expenses and an increase in state franchise taxes of $39,000. These increases are primarily due to the acquisition of Citizens and its growth during the year with Citizens total non-interest expenses increasing by $659,000 and First Financial's other non-interest expenses decreasing by $26,000.

Income Tax Expense. The provision for income tax expense amounted to approximately $494,000 and $395,000 for the years ended September 30, 2002 and 2001, respectively. The provision for income tax expense as a percentage of income before income tax expenses amounted to 52.8% for the year ended September 30, 2002 and 38.8% for the year ended September 30, 2001. The increase in the effective rate is attributable to a valuation allowance against Citizens net deferred tax assets in the amount of $174,000.

Liquidity

The liquidity of the Company depends primarily on the dividends paid to it by its bank subsidiaries. The payment of cash dividends by the Banks on their common stock is limited by regulations of the OTS and the FDIC, which are tied to their level of compliance with their regulatory capital requirements.

The Banks' primary source of funds are deposits and proceeds from principal and interest payments of loans. Additional sources of liquidity are advances from the FHLB of Cincinnati and other borrowings, such as Federal Funds purchased. At September 30, 2002, First Financial had $5.0 million in advances from FHLB. First Financial utilizes FHLB of Cincinnati borrowings during periods when management believes that such borrowings provide a source of funds at a lower cost than deposit accounts, and when they desire liquidity in order to help expand the loan portfolio.

The Company's operating activities produced positive cash flows for the fiscal years ended September 30, 2002 and 2001. Net cash from operating activities for 2002 totaled $806,000, as compared to $679,000 million for 2001. The increase in operating cash flows in year 2002 results primarily from increased non cash loan loss provisions.

Net cash used by investing activities for 2002 totaled $18.4 million, as compared to $10.3 million for 2001.

Net cash from financing activities for the year ended September 30, 2002 totaled $16.3 million, as compared to $17.5 million for 2001.

The Banks' most liquid assets are cash and cash-equivalents, which include investments in highly liquid, short-term investments. At September 30, 2002 and 2001, cash and cash equivalents totaled $9.6 million and $10.8 million, respectively.

At September 30, 2002, the Banks had $78.9 million in certificates of deposits due within one year and $17.7 million due between one and three years. Management believes, based on past experience, that the Banks will retain much of the deposits or replace them with new deposits or borrowings. At September
30, 2002, the Banks had $1.6 million in outstanding commitments to originate mortgages. The Banks intend to fund these commitments with short-term investments and proceeds from loan repayments.

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

[LOGO]
EKW                                                    JEFFREY T. EBELHAR, CPA
& ASSOCIATES, llp                                      DOUGLASS E. KELLER, CPA
CERTIFIED PUBLIC ACCOUNTANTS &                         REBECCA R. WHITEHEAD, CPA
    BUSINESS CONSULTANTS                               MARTHA F. CLARK, CPA
                                                       CHRISTOPHER L. LOVE, CPA
                                                       THERESA P. ELLIOTT, CPA
                                                       GINA G. SLOAN, CPA
                                                       EVE B. HOLDER, CPA
                                                       JULIA H. WIMAN, CPA
                                                       ERIC C. HICKS, CPA
                                                       KRISTIN C. N. CALLIS, CPA
                                                       HEATHER R. ESTES, CPA
                                                       SARA E. PHILLIPS, CPA




                          INDEPENDENT AUDITOR'S REPORT


Board of Directors
Harrodsburg First Financial Bancorp, Inc.
Harrodsburg, Kentucky

We have audited the accompanying consolidated balance sheet of Harrodsburg First Financial Bancorp, Inc. and Subsidiaries (the Company) as of September 30, 2002, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the management of Harrodsburg First Financial Bancorp, Inc. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements of the Company as of September 30, 2001, were audited by other auditors whose report dated November 16, 2001, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards required that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Harrodsburg First Financial Bancorp, Inc. and Subsidiaries as of September 30, 2002, and the results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.



/s/EKW & Associates, llp


Owensboro, Kentucky
October 24, 2002

    100 West Third Street - P.O. Box 1824 - Owensboro, Kentucky - 42302-1824
             PH: 270-926-2922 - Fax: 270-684-0178 - www.ekwllp.com

           HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                           September 30, 2002 and 2001

ASSETS                                                       2002             2001
                                                        -------------    -------------
Cash and due from banks                                 $   1,337,830    $   1,180,469
Federal funds sold                                            418,000          964,000
Interest bearing deposits in banks                          7,799,846        8,651,379
                                                        -------------    -------------

                  Cash equivalents                          9,555,676       10,795,848

Interest bearing deposits in banks                          2,892,000          100,000
Securities available-for-sale at fair value                17,275,431       12,508,751
Securities held-to-maturity, fair value of
  $2,261,119 and $3,280,067 for 2002 and
  2001, respectively                                        2,221,053        3,235,300
Federal Home Loan Bank stock, at cost                       1,831,400        1,705,800
Loans receivable, net                                     113,351,935      105,081,309
Accrued interest receivable                                   667,290          730,500
Premises and equipment, net                                 1,838,733        1,896,931
Cash surrender value of life insurance                      2,646,941               --
Other assets                                                  771,579          486,922
                                                        -------------    -------------

                  Total assets                          $ 153,052,038    $ 136,541,361
                                                        =============    =============

LIABILITIES AND STOCKHOLDERS' EQUITY

Deposits                                                $ 121,920,471    $ 102,961,466
Advances from Federal Home Loan Bank                        5,000,000        7,000,000
Advance payments by borrowers for taxes
  and insurance                                                   364            1,215
Deferred federal income tax                                 1,537,650        1,904,364
Dividends payable                                             401,975          404,150
Other liabilities                                             463,668          115,969
                                                        -------------    -------------

                  Total liabilities                       129,324,128      112,387,164
                                                        -------------    -------------

Minority interests                                          1,661,699        1,848,807
                                                        -------------    -------------

Stockholders' equity:
  Common stock  $0.10 par value,5,000,000 shares
    authorized; 1,257,477 and 1,238,834 shares issued
    and outstanding at September 30, 2002 and 2001,
    respectively                                              218,213          218,213
  Additional paid-in capital                               21,283,692       21,237,991
  Retained earnings, substantially restricted              10,906,419       10,978,953
  Accumulated other comprehensive income                    2,867,743        3,257,257
  Treasury stock, 842,209 and 837,959 shares, at
    cost, for 2002 and 2001, respectively                 (12,385,241)     (12,333,701)
  Unallocated employee stock ownership plan
    (ESOP) shares                                            (824,615)      (1,053,323)
                                                        -------------    -------------

                  Total stockholders' equity               22,066,211       22,305,390
                                                        -------------    -------------

                  Total liabilities and stockholders'
                    equity                              $ 153,052,038    $ 136,541,361
                                                        =============    =============

               The accompanying notes are an integral part of the
                       consolidated financial statements.

           HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARIES

                        CONSOLIDATED STATEMENTS OF INCOME

                 for the years ended September 30, 2002 and 2001


                                                            2002           2001
                                                        -----------    -----------
Interest income:
  Interest on loans                                     $ 8,098,705    $ 8,067,540
  Interest and dividends on securities                      335,724        439,413
  Other interest income                                     302,325        237,171
                                                        -----------    -----------

                  Total interest income                   8,736,754      8,744,124
                                                        -----------    -----------

Interest expense:
  Interest on deposits                                    4,631,824      4,848,316
  Interest on other borrowings                              108,948        338,688
                                                        -----------    -----------

                  Total interest expense                  4,740,772      5,187,004
                                                        -----------    -----------

Net interest income                                       3,995,982      3,557,120
Provision for loan losses                                   241,400         39,500
                                                        -----------    -----------

                  Net interest income after provision
                    for loan losses                       3,754,582      3,517,620
                                                        -----------    -----------
Non-interest income:
  Loan and other service fees, net                          263,323        133,076
  Other                                                     223,358         44,638
                                                        -----------    -----------

                                                            486,681        177,714
                                                        -----------    -----------
Non-interest expense:
  Compensation and benefits                               1,832,063      1,478,947
  Occupancy expenses, net                                   327,856        249,891
  Federal and other insurance premiums                       26,072         19,306
  Data processing expenses                                  308,911        254,906
  State franchise tax                                       150,763        115,694
  Other operating expenses                                  660,634        560,707
                                                        -----------    -----------

                                                          3,306,299      2,679,451
                                                        -----------    -----------

Income before income tax expense and minority
  interests                                                 934,964      1,015,883
Income tax expense                                         (493,877)      (394,519)
Minority interests                                          228,780         63,176
                                                        -----------    -----------

                  Net income                            $   669,867    $   684,540
                                                        ===========    ===========

Basic earnings per common share                         $       .54    $       .52
                                                        ===========    ===========

Diluted earnings per common share                       $       .54    $       .52
                                                        ===========    ===========

Weighted average common shares outstanding
  during the year                                         1,242,836      1,307,002
                                                        ===========    ===========

Weighted average common shares after dilutive
  effect outstanding during the year                      1,242,836      1,307,002
                                                        ===========    ===========

               The accompanying notes are an integral part of the
                       consolidated financial statements.

                      HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                           for the years ended September 30, 2002 and 2001


                                                                             ACCUMULATED
                                                  ADDITIONAL                    OTHER                                    TOTAL
                                        COMMON     PAID-IN      RETAINED    COMPREHENSIVE    TREASURY   UNALLOCATED   TOCKHOLDERS'
                                         STOCK     CAPITAL      EARNINGS       INCOME         STOCK     ESOP SHARES     EQUITY
                                      --------- --------------------------- ---------------------------------------   --------

Balance, September 30, 2000           $218,213  $ 21,215,999  $ 11,038,055  $  2,700,651   $ (8,771,467) (1,160,600)   25,240,851

Comprehensive income:
  Net income                                                       684,540                                                684,540
  Other comprehensive income,
    net of tax unrealized gains
    on securities                                                                556,606                                  556,606
                                                                                                                      -----------

     Total comprehensive income                                                                                         1,241,146

Dividend declared                                                 (743,642)                                              (743,642)

ESOP shares released in 2001                          21,992                                                107,277       129,269
Purchase of 269,909 shares of
  common stock                                                                               (3,562,234)               (3,562,234)
                                      --------  ------------  ------------  ------------   ------------   ----------  ------------

Balance, September 30, 2001            218,213    21,237,991    10,978,953     3,257,257    (12,333,701) (1,053,323)   22,305,390

Comprehensive income:
  Net income                                                       669,867                                                669,867
  Other comprehensive income,
    net of tax unrealized gains
    on securities                                                               (389,514)                                (389,514)
                                                                                                                      -----------

     Total comprehensive income                                                                                           280,353

Dividend declared                                                 (742,401)                                              (742,401)

ESOP shares released in 2002                          42,062                                                228,708       270,770
Purchase of 4,250 shares of
  common stock                                                                                  (51,540)                  (51,540)
Decrease in ownership of
  Subsidiary                                           3,639                                                                3,639
                                      --------  ------------  ------------  ------------   ------------   ----------  ------------

Balance, September 30, 2002           $218,213  $ 21,283,692  $ 10,906,419  $  2,867,743   $(12,385,241)  $ (824,615) $ 22,066,211
                                      ========  ============  ============  ============   ============   ==========  ============

                             The accompanying notes are an integral part of the
                                       consolidated financial statements.

           HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                 for the years ended September 30, 2002 and 2001

                                                           2002            2001
                                                      ------------    ------------
Operating activities:
  Net income                                          $    669,867    $    684,540
  Adjustments to reconcile net income to net
          cash provided by operating activities:
    Provision for loan losses                              241,400          39,500
    Provision for depreciation                             152,950         126,675
    ESOP benefit expense                                   123,890         129,271
    Amortization of loan fees                             (137,661)        (99,355)
    Amortization of investment premium (discount)           22,478            (128)
    Loss on sale of fixed asset                              2,191             896
    FHLB stock dividend                                    (84,500)       (118,000)
    Minority interest                                     (228,780)        (63,176)
    Change in:
      Accrued interest receivable                           63,210         (74,443)
      Interest payable                                      (1,354)         33,919
      Accrued liabilities                                   (8,584)         45,380
      Prepaid expenses                                     (51,974)        (35,766)
      Cash surrender value of life insurance              (146,941)             --
      Income taxes payable                                 189,877           9,519
                                                      ------------    ------------

          Net cash provided by operating activities        806,069         678,832
                                                      ------------    ------------

Investing activities:
  Net increase in loans                                 (9,100,453)     (4,140,187)
  Purchase of securities, available-for-sale           (24,168,355)     (7,498,031)
  Purchase of securities, held-to-maturity              (2,508,125)     (3,500,000)
  Purchase of FHLB stock                                   (41,100)             --
  Calls of securities, available-for-sale               18,546,073              --
  Calls of securities, held-to-maturity                  3,500,000       5,500,000
  Principal repayments mortgage-backed securities          270,340           3,548
  Purchase of certificates of deposit                   (2,792,000)       (100,000)
  Purchase of goodwill                                          --        (356,065)
  Purchase of fixed assets                                 (96,943)       (289,340)
  Purchase of life insurance                            (2,500,000)             --
  Proceeds from sale of foreclosed assets                  534,431              --
  Additions to foreclosed assets                           (41,030)             --
                                                      ------------    ------------
          Net cash used by investing
            activities                                 (18,397,162)    (10,380,075)
                                                      ------------    ------------
Financing activities:
  Minority interests                                       186,707       1,911,983
  Net increase in demand deposits,
    NOW accounts and savings accounts                    4,254,192       8,040,121
  Net increase in certificates of deposit               14,704,813       8,448,214
  Net decrease in custodial accounts                          (850)        (86,764)
  Purchase of treasury stock                               (51,540)     (3,562,234)
  Proceeds from FHLB borrowings                         13,500,000      24,500,000
  Payments of FHLB borrowings                          (15,500,000)    (21,000,000)
  Payments of dividends                                   (742,401)       (785,396)
                                                      ------------    ------------
          Net cash provided by financing
            activities                                  16,350,921      17,465,924
                                                      ------------    ------------

                                    Continued

           HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARIES for the years ended September 30, 2002 and 2001

                                                       2002            2001
                                                  ------------    ------------

          Increase (decrease) in cash and
            cash equivalents                      $ (1,240,172)   $  7,764,681

Cash and cash equivalents, beginning of year        10,795,848       3,031,167
                                                  ------------    ------------

Cash and cash equivalents, end of year            $  9,555,676    $ 10,795,848
                                                  ============    ============

Supplemental Disclosures:

  Cash payments for:
    Interest                                      $  4,739,418    $  4,831,557
                                                  ============    ============

      Income taxes                                $    683,754    $    383,000
                                                  ============    ============

Noncash investing and financing transactions:

Loans transferred to other real estate owned      $    726,087    $         --
                                                  ============    ============

Loans to facilitate sale of real estate owned     $    263,366    $         --
                                                  ============    ============

Total increase (decrease) in unrealized gain on
  securities available-for-sale                   $   (590,173)   $    843,343
                                                  ============    ============


               The accompanying notes are an integral part of the
                       consolidated financial statements.

           HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.   Summary of Significant Accounting Policies

     Nature of Operations. Harrodsburg First Financial Bancorp, Inc. (Company) is a corporation organized under the laws of Delaware. The Company's Articles of Incorporation authorize the issuance of up to 500,000 shares of preferred stock, which may be issued with certain rights and preferences. As of September 30, 2002, no preferred stock has been issued.

     On July 15, 2001, the Company converted from a unitary savings and loan holding company to a bank holding company. The activities of the Company are primarily limited to holding stock in two banks, First Financial Bank (First Financial), a wholly owned subsidiary, and Citizens Financial Bank, Inc. (Citizens), in which the Company acquired a 56.27% interest on July 15, 2001. At September 30, 2002, the Company owned 55.80% of the outstanding stock of Citizens.

     Citizens is a newly organized de novo Kentucky chartered commercial bank, located in Glasgow, Kentucky, and is subject to examination and regulation by the Federal Deposit Insurance Corporation ("FDIC")and the Kentucky
     Department of Financial Institutions. First Financial is a federally chartered stock savings bank and a member of the Federal Home Loan Bank System.

     The following is a summary of the Company's significant accounting policies which have been consistently applied in the preparation of the accompanying consolidated financial statements.

     Basis of Presentation and Consolidation. The consolidated financial statements include the accounts of the Company, First Financial, Citizens, and First Financial's wholly owned subsidiary, Harrodsburg Savings & Loan Service Corporation. All significant intercompany accounts and transactions have been eliminated in consolidation.

     Use of Estimates. In preparing consolidated financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the valuation of deferred tax assets.

     Business. First Financial and Citizens conduct general banking business in central Kentucky and western Kentucky, respectively, which primarily consists of attracting deposits from the general public and applying those funds to the origination of loans for residential, consumer and nonresidential purposes. Primary deposit products are savings and term certificate accounts and primary lending products are residential consumer and commercial mortgage loans.

     Cash and Cash Equivalents. For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash and balances due from banks, federal funds sold and interest bearing deposits in banks, all of which mature within ninety days.
                                    Continued

           HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.   Summary of Significant Accounting Policies, Continued

     Interest-bearing Deposits in Banks. Interest-bearing deposits in banks which are not cash equivalents mature within one year and are carried at cost.

     Securities. Debt securities that management has the positive intent and ability to hold to maturity are classified as "held-to-maturity" and recorded at amortized cost. Securities not classified as held-to-maturity, including equity securities with readily determinable fair values, are classified as "available-for-sale" and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income.

     Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of held-to-maturity and available-for-sale securities below their costs that are deemed to be other than temporary are reflected in earnings as realized losses. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

     Loans. First Financial and Citizens grant mortgage, commercial and consumer loans to customers. A substantial portion of the loan portfolio is represented by mortgage loans throughout central and western Kentucky. The ability of debtors to honor their contracts is dependent upon the real estate and general economic conditions in these areas.

     Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain interest direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.

     The accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. Other personal loans are typically charged off no later than 180 days past due. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

     All interest accrued but no collected for loans that are placed on nonaccrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

     Allowance for Loan Losses. The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance

                                    Continued

           HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.   Summary of Significant Accounting Policies, Continued

     when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

     The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

     A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

     Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures.

     Office Premises and Equipment. Office premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight line method and the double declining balance method over the estimated useful lives of the related assets. The gain or loss on the sales of property and equipment is recorded in the year of disposition.

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

                                    Continued

           HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.   Summary of Significant Accounting Policies, Continued

     Deposits. First Financial's deposits are insured by the Savings Association Insurance Fund ("SAIF"), which is administered by the FDIC. Citizens deposits are insured by the FDIC.

     Income Taxes. The Company files a consolidated federal income tax return with First Financial. Citizens files a separate federal income tax return. The current income tax expense or benefit is allocated to each Corporation included in the consolidated tax return based on their tax expense or benefit computed in a separate return basis.

     Income taxes are provided for the tax effects of the transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of available-for-sale securities, allowance for loan losses, accumulated depreciation, and Federal Home Loan Bank stock dividends received. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets and liabilities are reflected at income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assts and liabilities are adjusted through the provision for income taxes.

     A valuation allowance is provided for net deferred tax assets of Citizens to the extent that the value of net deductible temporary differences and carryforward attributes exceeds management's estimates of taxes payable on future taxable income.

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

     Earnings Per Share. Earnings per common share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. Earnings per common share assuming dilution reflects the potential dilution that could occur if securities or other contract to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock, that then shared in the earnings of the Company.

     Reclassifications. Certain presentations of accounts previously reported have been reclassified in these consolidated financial statements. Such reclassifications had no effect on net income or retained earnings as previously reported.

                                    Continued

           HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.   Business Acquisition

     On July 15, 2001, the Company acquired 56.27% of the voting shares of Citizens Financial Bank, Inc. in Glasgow, Kentucky for a cash price of $2,816,300. Citizens is a newly organized de novo bank, which began operations on July 17, 2001. The acquisition of the controlling interest in Citizens was accounted for under the purchase method of accounting. The excess of the purchase price over the fair value of the underlying net assets acquired of $356,604 was allocated to goodwill, which is expected to be deductible for tax purposes. Goodwill results from pre-opening expenses and the Company's purchase decision was primarily influenced by the opportunity to participate in this start-up bank and its evaluation of the west Kentucky market.

3.       Investment Securities

     The cost and estimated fair value of securities held as of September 30, 2002 and 2001 are summarized as follows:

                                                                       2002
                                               -----------------------------------------------------
                                                                Gross        Gross
                                                 Amortized    Unrealized    Unrealized
                                                   Cost         Gains        Losses      Fair Value
                                               -----------   -----------   -----------   -----------
     Securities, available-for-sale:
      Debt securities:
       U.S. Government and federal agencies    $ 4,920,934   $    12,023   $       670   $ 4,932,287
       Mortgage-backed securities                7,928,933       104,992            --     8,033,925
                                               -----------   -----------   -----------   -----------

                                                12,849,687       117,015           670    12,966,212
      Equity securities:
       Federal Home Loan Mortgage Corpora-
      tion, capital stock, 77,088 shares            75,482     4,233,737            --     4,309,219
                                               -----------   -----------   -----------   -----------

                                               $12,925,349   $ 4,350,752   $       670   $17,275,431
                                               ===========   ===========   ===========   ===========
     Securities, held-to-maturity:
       Debt Securities:
        U.S. Government and Federal agencies   $ 2,007,209   $    27,181   $        --   $ 2,034,390
        Municipal bonds                            213,724        12,885            --       226,729
                                               -----------   -----------   -----------   -----------

                                               $ 2,221,053   $    40,066   $        --   $ 2,261,119
                                               ===========   ===========   ===========   ===========

                                                                       2001
                                               -----------------------------------------------------
                                                                Gross        Gross
                                                 Amortized    Unrealized    Unrealized
                                                   Cost         Gains        Losses      Fair Value
                                               -----------   -----------   -----------   -----------
Securities, available-for-sale:
      Debt securities:
       U.S. Government and Federal agencies    $ 7,498,031   $        --   $        --   $ 7,498,031

      Equity securities:
       Federal Home Loan Mortgage Corpora-
       tion, capital stock, 77,088 shares           75,482     4,935,238                   5,010,720
                                               -----------   -----------   -----------   -----------

                                               $ 7,573,513   $ 4,935,238   $        --   $12,508,751
                                               ===========   ===========   ===========   ===========
     Securities, held-to-maturity:
       Debt Securities:
        U.S. Government and Federal agencies   $ 3,000,000   $    37,065   $        --   $ 3,037,065
        Municipal bonds                            213,724         6,588            --       220,312
        Mortgage-backed securities                  21,576         1,114            --        22,690
                                               -----------   -----------   -----------   -----------

                                               $ 3,235,300   $    44,767   $        --   $ 3,280,067
                                               ===========   ===========   ===========   ===========

                                    Continued

           HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


3.       Investment Securities, Continued

     The amortized cost and estimated fair value of debt securities at September 30, 2002, by contractual maturity, are as follows:

                                                          Available-for-Sale
                                                      --------------------------
                                                                       Estimated
                                                        Amortized        Fair
                                                          Cost           Value
                                                      -----------    -----------

         Due in one year or less                      $ 3,699,832    $ 3,699,162
         Due after one year through five years          1,018,318      1,030,312
         Due after five through ten years                 202,784        202,813
                                                      -----------    -----------

                                                        4,920,934      4,932,287
         Mortgage-backed securities                     7,928,933      8,033,925
                                                      -----------    -----------

                                                      $12,849,867    $12,966,212
                                                      ===========    ===========

                                                           Held-to-Maturity
                                                      --------------------------
                                                                    Estimated
                                                        Amortized     Fair
                                                          Cost        Value
                                                      -----------   ------------

         Due in one year or less                      $    39,991    $    40,523
         Due after one year through five years          1,064,959      1,069,314
         Due after five through ten years               1,007,205      1,032,589
         Due after ten years                              108,898        118,693
                                                      -----------    -----------

                                                      $ 2,221,053    $ 2,261,119
                                                      ===========    ===========

     For the year ended September 30, 2002, $3,500,000 was received from the call of 7 debt securities backed by U.S. Government Agencies, which were classified as held-to-maturity. For the year ended September 30, 2001, $5,500,000 was received from the call of eleven debt securities backed by U.S. Government Agencies, which were classified as held-to-maturity. There were no sales or transfers of investments classified as held-to-maturity.

4.       Loans Receivable

     Loans receivable, net at September 30, 2002 and 2001, consists of the following:

                                                                       2002             2001
                                                                  ------------     ------------
         Loans secured by first lien mortgages on real estate:
             One-to-four residential property                     $ 75,990,363     $ 80,152,688
             Multi-family residential property                       2,418,612        2,540,563
             Commercial properties                                  14,216,970        8,783,410
             Construction                                            5,433,353        7,286,230
             Agricultural                                            7,283,115        3,864,562

                                    Continued

           HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


4.       Loans Receivable, Continued

                                                    2002             2001
                                                ------------     ------------
         Consumer loans:
             Home equity                        $  2,665,705     $  1,879,047
             Home improvement and personal         2,177,443        1,760,723
             Auto loans                              770,570          155,445
             Commercial                            4,278,982        1,696,775
             Loans secured by savings deposits       741,407          497,591
                                                ------------      ------------

                                                 115,976,520      108,617,034
         Loans in process                         (1,553,616)      (2,686,523)
         Provisions for loan losses                 (632,024)        (411,000)
         Deferred loan origination fees             (438,945)        (438,202)
                                                ------------     ------------
                  Loans receivable, net         $113,351,935     $105,081,309
                                                ============     ============

     First Financial and Citizens provide an allowance to the extent considered necessary to provide for losses that may be incurred upon the ultimate realization of loans. The changes in the allowance for loan losses is analyzed as follows:

                                                     Year Ended September 30,
                                                  -----------------------------
                                                      2002             2001
                                                  ------------     ------------

         Balance at beginning of period           $    411,000     $    371,500
         Additions charged to operations               241,400           39,500
         Charge-offs                                   (20,476)              --
         Recoveries                                        100               --
                                                  ------------     ------------
              Balance at end of period            $    632,024     $    411,000
                                                  ============     ============

     The following is a summary of non-performing loans (in thousands) at September 30, 2002 and 2001, respectively:

                                                          September 30,
                                                  ------------------------------
                                                     2002             2001
                                                  ------------     -------------

         Non-accrual loans                        $         41     $       -
         Accruing loans past 90 days or more               334              222
                                                  ------------     ------------
              Total non-performing loan balances  $        375      $        222
                                                  ============      ============

     At September 30, 2002 and 2001 the Company had identified no impaired loans as defined by SFAS No. 114.

     Loans to executive officers and directors, including loans to affiliated companies of which executive officers and directors are principal owners, and loans to members of the immediate family of such persons at September 30, 2002 and 2001 are summarized as follows:

                                                          September 30,
                                                  ------------------------------
                                                      2002             2001
                                                  ------------     -------------

         Balance at beginning of period           $    321,059     $    462,040
           Additions during the year                   758,719           34,301
           Repayments                                 (156,766)        (175,282)
                                                  ------------     ------------
         Balance at end of period                 $    923,012     $    321,059
                                                  ============     ============

                                    Continued

           HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


5.   Premises and Equipment

     Premises and equipment cost and accumulated depreciation are as follows:

                                                              2002             2001
                                                          ------------     ------------

     Land, buildings and improvements                     $  1,640,033     $  1,607,527
     Furniture, fixtures and equipment                       1,293,223        1,266,228
                                                          ------------     ------------

                                                             2,933,256        2,873,755
         Less accumulated depreciation                      (1,094,523)        (976,824)
                                                          ------------     ------------

                                                          $  1,838,733     $  1,896,931
                                                          ============     ============

     Depreciation expense for the years ended September 30, 2002 and 2001 was $152,951 and $126,675, respectively.

6.   Deposits

     Deposit account balances are summarized as follows:

                                                                September 30,
                                                        -----------------------------
                                                           2002             2001
                                                        ------------     ------------

     Demand deposit accounts, non-interest bearing      $  3,844,411     $  3,276,514
     Passbook accounts with a weighted average rate
       of 2.01% and 2.79% at September 30, 2002 and
       2001, respectively                                  7,193,462        6,776,358
     NOW and MMDA deposits with a weighted average
       rate of 1.41% and 2.52% at September 30, 2002
       and 2001, respectively                             11,408,583        8,139,392
                                                        ------------     ------------

                                                          22,446,456       18,192,264
     Certificate of deposits with a weighted average
       interest rate of 3.98% and 5.61% at
       September 30, 2002 and 2001, respectively          99,474,015       84,769,202
                                                        ------------     ------------

              Total deposits                            $121,920,471     $102,961,466
                                                        ============     ============
     Jumbo certificates of deposit (minimum
       denomination of $100,000)                        $ 23,488,331     $ 16,549,734
                                                        ============     ============

     Certificates of deposit by maturity at September 30, 2002 and 2001 are as follows:

                                                                September 30,
                                                         -----------------------------
                                                             2002             2001
                                                         ------------     ------------
     Within one year                                     $ 78,955,000     $ 59,623,000
     Over 1 to 3 years                                     17,729,000       21,078,000
     Maturing in years thereafter                           2,790,000        4,068,000
                                                         ------------     ------------

                                                         $ 99,474,000     $ 84,769,000
                                                         ============     ============

                                   Continued

           HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


6.   Deposits, Continued

     Certificates of deposit by maturity and interest rate category at September 30, 2002 (in thousands) are as follows:

                                                           Amount Due
                                 -------------------------------------------------------------
                                 Less Than                                 After
                                 One Year      1-2 Years    2-3 Years      Years       Total
                                 ---------     ---------    ---------    ---------   ---------

              2.00% or less      $     100     $      --    $      --    $      --   $     100
              2.01%--4.00%          59,158         4,965        1,666    $     299      66,088
              4.01%--6.00%          13,091         6,717        1,434        1,914      23,156
              6.01%--8.00%           6,606           964        1,983          577      10,130
                                 ---------     ---------    ---------    ---------   ---------

                                 $  78,955     $  12,646    $   5,083    $   2,790   $  99,474
                                 =========     =========    =========    =========   =========


     Interest expense on deposits for the periods indicated is summarized as follows:

                                               Years ended September 30,
                                             -----------------------------
                                                 2002             2001
                                             ------------     ------------

         Money market and Now accounts       $    215,380     $    247,728
         Savings accounts                         140,466          181,584
         Certificates                           4,275,978        4,419,004
                                             ------------     ------------

                                             $  4,631,824     $  4,848,316
                                             ============     ============

     First Financial maintains arrangements for clearing NOW and MMDA accounts with Federal Home Loan Bank of Cincinnati (FHLB), and is required to maintain adequate collected funds in its Demand Account to cover average daily clearings. First Financial was in compliance with this requirement at September 30, 2002 and 2001. In addition, at September 30, 2002, First Financial had pledged $2,325,000 of its overnight deposits held by the FHLB of Cincinnati to secure public deposits. The Company held deposits for related parties of approximately $3,326,000.

7.   Advances from Federal Home Loan Bank

     The advances from the Federal Home Loan Bank consist of the following:

              Maturity            Interest         September 30,
               Date                Rate                2002
              --------            --------         -------------

              12/24/02             2.15%           $  2,000,000
              12/27/02             2.15%              2,000,000
              03/07/11             5.20%              1,000,000
                                                   ------------
                                                   $  5,000,000
                                                   ============

                                    Continued

           HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


7.   Advances from Federal Home Loan Bank, Continued

     A schedule of the principle payments due over the remaining term of the notes as of September 30, 2002 follows:

                                         Year                  Amount
                                         ----                  ------

                                  2003                      $  4,000,000
                                  Due after five years         1,000,000
                                                            ------------
                                                            $  5,000,000
                                                            ============

     These  borrowings  are   collateralized  by  qualified  real  estate  first
     mortgages and Federal Home Loan Bank stock held by First Financial, which had a book value of $15,540,300 at September 30, 2002.

8.   Income Taxes

     The provision for income taxes for the periods indicated consist of the following:
                                                       Years ended September 30,
                                                       -------------------------
                                                           2002         2001
                                                       ----------    ---------
         Federal income tax expense:
           Current expense                             $ 467,936     $ 265,699
           Deferred expense (benefit)                     25,941       128,820
                                                       ---------     ---------
                                                       $ 493,877     $ 394,519
                                                       =========     =========

     Deferred income taxes result from temporary differences in the recognition of income and expenses for tax and financial statement purposes. The source of these temporary differences and the tax effect of each are as follows:

                                                       Years ended September 30,
                                                       -------------------------
                                                           2002        2001
                                                        ---------   ---------

         Section 481 adjustment for bad debt recapture  $ (32,411)  $  97,233
         Deferred loan fee income                            (139)     (9,194)
         Depreciation                                      17,830      21,247
         FHLB stock                                        28,730      40,120
         Allowance for loan losses                         10,755     (10,363)
         Other, net (ESOP loan)                             1,176     (10,223)
                                                        ---------   ---------
         Deferred expense (benefit)                     $  25,941   $ 128,820
                                                        =========   =========

     For the periods indicated, total income tax expense differed from the amounts computed by applying the U.S. federal income tax rate of 34% to income before income taxes as follows:

                                                          Years ended September 30,
                                                              2002          2001
                                                           ---------     ---------
         Expected income tax expense at federal tax rate   $ 317,888     $ 366,880
         Valuation allowance                                 174,362        27,639
         Other, net                                            1,627            --
                                                           ---------     ---------
              Total income tax expense                     $ 493,877     $ 394,519
                                                           =========     =========

         Effective income tax rate                              52.8%         38.8%
                                                           =========     =========

                                    Continued

           HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


8.   Income Taxes, Continued

     Deferred tax assets and liabilities as of September 30, 2002 and 2001 consisted of the following:

                                                          2002       2001
                                                       --------   --------
         Deferred tax assets:
           Net operating loss carryover for Citizens
             Financial Bank                            $215,995   $ 27,639
           Charitable contribution carryover for
             Citizens Financial Bank                        765         --
           Deferred loan fee income                     149,127    148,989
           ESOP contributions                            80,677     81,853
           Allowance for loan losses                    196,807    131,207
           Start-up costs                               133,510         --
           Organizational costs                           4,964         --
                                                       --------   --------

                  Total deferred tax assets             781,845    389,688
                                                       --------   --------

         Deferred tax liabilities:
           Section 481 adjustment for bad debt
             recapture                                   64,823     97,233
           FHLB stock                                   412,250    383,520
           Fixed asset basis over tax basis             145,260    107,679
                                                       --------   --------

                  Total deferred tax liabilities        622,333    588,432
                                                       --------   --------

             Valuation allowance of Citizens
               Financial Bank                           411,837     27,639
                                                       --------   --------

                  Net deferred tax liability           $252,325   $226,383
                                                       ========   ========


     In addition to the net deferred tax liability at September 30, 2002 of $252,325 outlined in the preceding table, the financial statements include a deferred tax liability of $1,475,168 that was charged against the unrealized gain on securities available-for-sale of $4,338,730. The net unrealized gain totals $2,863,562 and is recorded as a separate component of stockholders' equity. Citizens Financial Bank's net operating loss will expire in the fiscal year ended 2021.

     Included in retained earnings at September 30, 3002 and 2001 is approximately $2,134,000 in bad debt reserves for which no deferred federal income tax liability has been recorded. This amount represents allocations of income to bad debt deductions for tax purposes only. Reduction of these reserves for purposes other than for bad debt losses or adjustments arising from carryback of net operating losses would create income for tax purposes which be subject to the then-current corporate income tax rate. The unrecorded deferred liability to these amounts was approximately $1,408,500.

                                    Continued

           HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



9.   Stockholders' Equity and Regulatory Capital

     Regulatory Capital. First Financial's actual capital and its statutory required capital levels at September 30, 2002 and 2001 are as follows (in thousands):

                                                                                                  To be Well
                                                                                                  Capitalized
                                                                                                 Under Prompt
                                                                        For Capital               Corrective
                                                                         Adequacy                   Action
                                                                         Purposes                 Provisions
                                                Actual                   Required                  Required
                                          ----------------------    --------------------      ----------------------
                                          Amount           %         Amount         %          Amount           %
                                         --------      ---------    --------     -------      --------       -------
    September 30, 2002

    Tier 1 risk based capital             $14,102         20.55%     $2,745        4.0%        $4,118          6.0%
    Tangible capital                      $14,102         11.67%     $1,813        1.5%           N/A          N/A
    Total risk based capital              $14,485         21.11%     $5,491        8.0%        $6,863         10.0%
    Leverage capital                      $14,102         11.67%        N/A        N/A         $6,043          5.0%

    September 30, 2001

    Tier 1 risk based capital             $12,905         18.76%     $2,752         4.0%       $4,128          6.0%
    Tangible capital                      $12,905         10.80%     $1,792         1.5%          N/A          N/A
    Total risk based capital              $13,312         19.35%     $5,504         8.0%       $6,881         10.0%
    Leverage capital                      $12,905         10.80%        N/A         N/A        $5,975          5.0%



     The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") required each federal banking agency to implement prompt corrective actions for institutions that it regulates. In response to this requirement, OTS adopted final rules based upon FDICIA's five capital tiers. The rules provide that a savings bank is "well capitalized" if its total risk-based capital ratio is 10% or greater, its Tier 1 risk-based capital ratio is 6% or greater, its leverage is 5% or greater and the institution is not subject to a capital directive. Under this regulation, First Financial was deemed to be "well capitalized" as of September 30, 2002 and 2001 based upon the most recent notifications from its regulators. There are no conditions or events since those notifications that management believed would change its classifications.

     Citizens' actual and required capital amounts and ratios are as follows (dollars in thousands):

                                                                                              To be Well
                                                                                              Capitalized
                                                                                             Under Prompt
                                                                         For Capital          Corrective
                                                                          Adequacy              Action
                                                                          Purposes            Provisions
                                                                      ------------------   ------------------
                                                  Actual                   Required             Required
                                          ------------------------    ------------------   ------------------
                                           Amount         %            Amount     %         Amount      %
                                          ------------ -----------    -------- --------    --------  -------
    September 30, 2002

    Total risk-based capital
     (to risk-weighted
     assets)                              $ 3,994      19.68%         $1,623    8.0%       $2,030     10.0%
    Tier I capital (to risk-
     weighted assets)                     $ 3,752      18.49%         $  812    4.0%       $1,218      6.0%
    Tier I capital (to
     adjusted total assets)               $ 3,752      19.68%         $1,038    4.0%       $1,297      5.0%

                                    Continued

           HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


9.   Stockholders' Equity and Regulatory Capital, Continued

                                                                                              To be Well
                                                                                              Capitalized
                                                                                             Under Prompt
                                                                         For Capital          Corrective
                                                                          Adequacy              Action
                                                                          Purposes            Provisions
                                                                      ------------------   ------------------
                                                  Actual                   Required             Required
                                          ------------------------    ------------------   ------------------
                                           Amount          %            Amount     %         Amount      %
                                          ------------ -----------    -------- --------    --------  -------
    September 30, 2001

    Total risk-based capital
     (to risk-weighted
     assets)                              $ 4,233         94.34%         $  359    8.0%     $  449     10.0%
    Tier I capital (to risk-
     weighted assets)                     $ 4,228         94.23%         $  179    4.0%     $  269      6.0%
    Tier I capital (to
     adjusted total assets)               $ 4,228         48.99%         $  345    4.0%     $  432      5.0%

     Citizens is subject to various regulatory capital requirements administered by its primary federal regulator, the FDIC. Failure to meet the minimum regulatory capital requirements can initiate certain mandatory, and possible additional discretionary actions by regulators, that if undertaken, could have a direct material affect on Citizens and the consolidated financial statements. Under the regulatory capital adequacy guidelines and the regulatory framework for prompt corrective action, Citizens must meet specific capital guidelines involving quantitative measures of Citizens' assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Citizens' capital amounts and classification under the prompt corrective action guidelines are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require Citizens to maintain minimum amounts and ratios of total risk-based capital and Tier I capital to risk-weighted assets (as defined in the regulations), and Tier I capital to adjusted total assets (as defined). Management believes, as of September 30, 2002, that Citizens meets all the capital adequacy requirements to which it is subject.

     As of September 30, 2002, the most recent notification from the Federal Deposit Insurance Corporation categorized Citizens as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth above. There are no conditions or events since the notification that management believes have changed the Bank's category.

     Retained Earnings Restriction. Retained earnings at September 30, 2002 include tax bad debt reserves of approximately $2,134,000 accumulated prior to September 30, 1988, for which no federal income tax has been provided. These tax bad debt reserves are only taxable in certain circumstances, such as if First Financial converted to an institution that did not qualify as a bank for tax purposes.


                                    Continued

           HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


9.   Stockholders' Equity and Regulatory Capital, Continued

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

     Required Stock Investment. As members of the Federal Home Loan Bank System, First Financial and Citizens are required to maintain an investment in capital stock of the FHLB in an amount equal to at least the greater of 1% (0.15% after December 30, 2002) of outstanding loans and mortgage-backed securities, or 5% of outstanding FHLB advances. First Financial and Citizens met this requirement at September 30, 2002 and 2001.

10.  Retirement Benefits

     Retirements Benefits. First Financial maintains a dormant noncontributory defined benefit pension plan (Pension Trust). The multi-employer pension plan covers all full-time employees with one year of service who have attained the age of 21. There was no pension expense for the years ended September 30, 2002 and 2001.

     Effective April 1, 1993, the Board of Directors of First Financial adopted an employee pension benefit plan (referred to as a "401K Plan") as described under the Employees' Retirement Income Security Act of 1974. Under the Plan, First Financial is required to match 25% of employee contributions up to a maximum of 1.5% of eligible compensation. The Plan covers all full-time employees. First Financial contributed $13,980 and $12,950 to the Plan for the years ended September 30, 2002 and 2001, respectively.

     Effective September 28, 2001, Citizens established a Simple 401(k) plan under Section 408(P) of the Internal Revenue Code. All employees are eligible to participate. Citizens will contribute a matching contribution equal to the employees salary reduction contributions up to a limit of 3% of the employee's compensation for the calendar year. During the year ended September 30, 2002, Citizens contributed approximately $10,000 to the Plan.

                                    Continued

           HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


10.  Retirement Benefits

     Employee Stock Ownership Plan. In connection with the stock conversion September 30, 1995, the Company established an internally leveraged ESOP which covers substantially all full time employees of First Financial. The ESOP borrowed $1,745,700 from the Company and purchased 174,570 shares of common stock of the Company at the date of conversion. The loan is to be repaid in annual installments over a 15 year period with interest, which is based on the published prime rate per the Wall Street Journal as determined annually on September 30 of each year.

     First Financial makes annual contributions to the ESOP Trust equal to the ESOP's debt service requirement less dividends, if any, received by the ESOP which are used for debt service. The ESOP shares are pledged as collateral on the debt. As the debt is repaid, shares are released from collateral and allocated to active participants based on a formula specified in the ESOP agreement.

     ESOP compensation was $123,890 for the year ended September 30, 2002. For fiscal year 2002, 10,915 shares were released from collateral and 11,955 shares were released for prepayments on the loan by ESOP participants. At September 30, 2002, there were 82,461 unallocated ESOP shares having a fair value of $915,317. ESOP compensation was $129,271 for the year ended September 30, 2001. For 2001, 10,728 shares were released from collateral. At September 30, 2001, there were 105,332 unallocated ESOP shares having a fair value of $1,253,450.

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

     A summary of option transactions for the years indicated are as follows:

                                                            Year ended September 30,
                                                  --------------------------------------------
                                                        2002                     2001
                                                  ------------------        ------------------
                                                  Option     Number         Option     Number
                                                  Price     of Units        Price     of Units
                                                  -----     --------        -----     --------

    Balance outstanding at beginning of year     $13.00-     185,000        $13.00    195,000
                                                 $16.50
    Granted                                                     -            16.50     10,000
    Released                                                    -                     (20,000)
                                                            --------                  -------

    Balance outstanding at end of year           $13.50-     185,000                  185,000
                                                            ========                  =======
                                                 $16.50

                                    Continued

           HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


10.  Retirement Benefits, Continued

                                             Year ended September 30,
                                       -----------------------------------------
                                              2002                 2001
                                       ------------------    -------------------
                                       Option     Number     Option     Number
                                       Price     of Unit     Price     of Units
                                       -----     -------     -----     --------

    Shares exercisable                            184,000             184,000
                                                 ========             =======

    Shares available for grant                     15,000              15,000
                                                 ========             =======

     In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, " Accounting for Stock-based Compensation," which was effective for fiscal years beginning after December 15, 1995. The new standard defines a fair value method of accounting for stock options and similar equity instruments. Under the fair value method, compensation cost is measured at the grant date, based on the fair value of the award and is recognized over the service period, which is usually the vesting period.

     Companies are not required to adopt the fair value method of accounting for employee stock-based transactions, and may continue to account for such transactions under Accounting Principles Based (APB) Opinion No. 25 "Accounting for Stock Issued to Employees." Under this method the compensation cost is measured by the difference between the fair value of the Company's stock at the date of the award, and the exercise price to be paid by the employee. If a company chooses to report stock based compensation under APB 25, they must disclose the pro forma net income and earnings per share as if the Company had applied the new method of accounting. Accordingly, the following table shows the Company's net income and earnings per share on a pro forma basis as if the compensation costs for the stock options awarded were accounted for in accordance with SFAS No. 123 for the year ended September 30, 2002 and 2001, respectively.

                                Reported Per Consolidated
                                   Financial Statements       Pro Forma Amount
                                   ---------------------   ---------------------
                                      2002        2001        2002       2001
                                   ---------   ---------   ---------   ---------

    Net income                     $ 669,867   $ 684,580   $ 663,212   $ 560,565
                                   =========   =========   =========   =========

    Earnings per common share      $     .54   $     .52   $     .53   $     .43
                                   =========   =========   =========   =========

    Earning per common share
     assuming dilution             $     .54   $     .52   $     .53   $     .43
                                   =========   =========   =========   =========

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

                                             2002               2001
                                          ------------       ------------

           Dividend yield                      2.4%               2.4%
           Expected volatility                 .03%               .03%
           Expected life                        10                 10
           Free interest rate                  5.3%               5.3%


                                    Continued

           HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


10.  Retirement Benefits, Continued

     Employee Recognition Plan. On January 21, 1997, the stockholders of the Company approved the establishment of the First Federal Savings Bank of Harrodsburg Restricted Stock Plan (RSP). The objective of the RSP is to enable the First Financial to attract and retain personnel of experience and ability in key positions of responsibility. Those eligible to receive benefits under the RSP will be such employees as selected by members of a committee appointed by the Company's Board of Directors. The RSP is a non-qualified plan that is managed through a separate trust. First Financial can contribute sufficient funds to the RSP Trust for the purchase of up to 85,000 shares of common stock.

     Awards made to employees will vest 20% on each anniversary date of the award. Shares will be held by the trustee and are voted by the RSP trustee as directed by the participant for those shares earned or by the Committee for those shares held, but unearned or unawarded. Any assets of the trust are subject to the general creditors of the Company. All shares awarded vest immediately in the case of a participant's death, disability, or upon a change in control of the Company. The Company intends to expense RSP awards over the years during which the shares are payable, based on the fair market value of the common stock at the date of the grant to the employee. As of September 30, 2002, no awards had been made under the RSP.

11. Financial Instruments with Off-Balance Sheet Risk and Significant Group Concentrations of Credit Risk

     First Financial and Citizens are parties to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include mortgage commitments outstanding which amounted to approximately $3,161,000 plus unused lines of credit granted to customers totaling $4,556,000 at September 30, 2002. Of the mortgage loan commitments at September 30, 2002, approximately $222,599 were for fixed rate loans. At September 30, 2001, mortgage commitments outstanding amounted to approximately $715,450, and unused lines of credit amounted to $5,313,000.

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

     At  September  30,  2002,  the  Bank  held  deposits  in  other   financial
     institutions of approximately $4,321,000 in excess of federally insured amounts.


                                    Continued

           HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


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

                                    Continued

           HARRODSBURG FIRST FINANCIAL BANCORP, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


12.  Disclosures about Fair Value of Financial Instruments, Continued

     The estimated fair value of the Company's financial instruments at September 30, 2002 and 2001 are as follows:

                                          September 30, 2002                September 30, 2001
                                    ------------------------------    -----------------------------
                                         Carrying        Fair             Carrying         Fair
                                          Amount         Value             Amount          Value
                                    ---------------  -------------    --------------  -------------
  Assets
   Cash and cash equivalents          $  8,347,676   $  8,347,676      $ 10,795,848   $ 10,795,848
   Securities available-for-sale        17,275,431     17,275,431        12,508,751     12,508,751
   Securities held-to-maturity           4,052,453      4,092,519         4,941,100      4,985,867
   Loans receivable, net               113,351,935    108,471,622       105,081,309    102,016,039

  Liabilities
   Deposits                            121,920,471    122,752,276       102,961,466    103,912,471
   FHLB advances                         5,000,000      5,000,000         7,000,000      7,000,000

  Unrecognized Financial
     Instruments
   Loan commitments                                   $ 1,608,229                        $ 715,450
   Unused lines of credit                               3,235,593                        5,313,000

13.  Stock Purchase

     In fiscal years 2002 and 2001, the Company repurchased 4,250 of common stock at a cost of $51,540 and 269,909 shares of common stock at a cost of $3,652,233, respectively.

14.  Subsequent Event

     On October 15, 2002, the Company entered into an agreement to purchase 200,000 shares of unissued but authorized shares of Independence Bancorp at $10 a share. The Company anticipates that the closing will occur on or about December 31, 2002. The transaction is subject to regulatory approval, which is pending, and the closing of the transaction prior to December 31, 2002.

     The Company has $4,000,000 of time deposits at Independence at September 30, 2002.